    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1995

                                                   REGISTRATION NO. 33- [      ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           BLOUNT INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

           DELAWARE                          3425                         63-0780521
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                           4520 EXECUTIVE PARK DRIVE,
                         MONTGOMERY, ALABAMA 36116-1602
                                 (334) 244-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                WINTON M. BLOUNT
                           BLOUNT INTERNATIONAL, INC.
                           4520 EXECUTIVE PARK DRIVE
                         MONTGOMERY, ALABAMA 36116-1602
                                 (334) 244-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

  THOMAS N. CARRUTHERS, ESQ.        RICHARD H. IRVING III, ESQ.                 LOUIS KAHN, ESQ.
     JOHN K. MOLEN, ESQ.                    BLOUNT, INC.               CLEARY, GOTTLIEB, STEEN & HAMILTON
 BRADLEY, ARANT, ROSE & WHITE        4520 EXECUTIVE PARK DRIVE            1 LIBERTY PLAZA, 38TH FLOOR
 2001 PARK PLACE, SUITE 1400       MONTGOMERY, ALABAMA 36116-1602           NEW YORK, NEW YORK 10006
  BIRMINGHAM, ALABAMA 35203                (334) 244-4000                        (212) 225-2000
        (205) 521-8000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: At the effective time of the merger of Blount, Inc. with a wholly owned-subsidiary of the registrant, as described in the Proxy Statement/Prospectus included herein.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                       PROPOSED        PROPOSED
                                      AMOUNT           MAXIMUM         MAXIMUM        AMOUNT OF
   TITLE OF EACH CLASS OF              TO BE        OFFERING PRICE    AGGREGATE      REGISTRATION
 SECURITIES TO BE REGISTERED        REGISTERED         PER UNIT    OFFERING PRICE**      FEE***
---------------------------------------------------------------------------------------------------
Class A Common Stock, par
  value $.01 per share.......    11,922,377 Shares        *
                                                                   $377,265,574.88    $54,351.72
Class B Common Stock, par
  value $.01 per share.......    1,721,241 Shares         *
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

  * Not Applicable
 ** Estimated solely for purposes of determining the amount of the registration fee in accordance with Rule 457(f)(1) under the Securities Act of 1933 based upon the aggregate market value of $377,265,574.88 determined as of September 29, 1995 of the 6,800,757 shares of Class A Common Stock and 1,147,494 shares of Class B Common Stock of Blount, Inc. outstanding on such date or issuable pursuant to options which are presently exercisable or will become exercisable prior to consummation of the transaction which may be acquired by Blount International, Inc. pursuant to the transaction described herein based upon the average of the high and low prices on such date (or on September 27, 1995 with respect to the Class B Common Stock, which was the last date on which a sale of such class of stock occurred) resulting in a price of $47.375 per share of Class A Common Stock and $48.00 per share of Class B Common Stock of Blount, Inc. for purposes of such calculation.
*** Pursuant to Rule 457(b), the required fee of $130,091.58 is reduced by
    $75,739.86 paid on August 18, 1995 contemporaneous with the filing of the
    Schedule 14A of Blount, Inc., resulting in a net payment of $54,351.72.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           BLOUNT INTERNATIONAL, INC.

                 CROSS-REFERENCE SHEET SHOWING LOCATION IN THE
               PROXY STATEMENT/PROSPECTUS OF INFORMATION REQUIRED
        BY PART I OF FORM S-4 PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                                          LOCATION OR HEADING IN PROXY
                         ITEM                                 STATEMENT/PROSPECTUS
      -------------------------------------------  -------------------------------------------
 1.   Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.....  Forepart of Registration State; Outside
                                                   Front Cover Page of Prospectus
 2.   Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Available Information; Incorporation of
                                                   Certain Documents by Reference; Table of
                                                   Contents
 3.   Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information..............  Summary; Market and Dividend Information
                                                   Respecting the Common Stock of Parent and
                                                   the Company
 4.   Terms of the Transaction...................  Summary; The Merger; Description of Parent
                                                   Capital Stock; Comparison of the Capital
                                                   Stock of Parent and the Company; Certain
                                                   Federal Income Tax Considerations
 5.   Pro Forma Financial Information............  Pro Forma Condensed Consolidated Financial
                                                   Statements
 6.   Material Contracts with the Company Being
      Acquired...................................                       *
 7.   Additional Information Required for
      Reoffering by Persons and Parties Deemed to
      be Underwriters............................                       *
 8.   Interests of Named Experts and Counsel.....  Legal Matters
 9.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................                       *
10.   Information With Respect to S-3
      Registrants................................                       *
11.   Incorporation of Certain Information by
      Reference..................................                       *
12.   Information With Respect to S-2 or S-3
      Registrant.................................                       *
13.   Incorporation of Certain Information by
      Reference..................................                       *
14.   Information With Respect to Registrants
      Other Than S-3 or S-2 Registrants..........  Summary; Certain Information Concerning the
                                                   Business of Parent; Market and Dividend
                                                   Information Respecting the Common Stock of
                                                   Parent and the Company; Selected Financial
                                                   Data of Parent; Management's Discussion and
                                                   Analysis of Financial Condition and Results
                                                   of Operations of Parent; Index to the
                                                   Consolidated Financial Statements of Parent
15.   Information With Respect to S-3
      Companies..................................  Summary; Incorporation of Certain Documents
                                                   by Reference

                                                          LOCATION OR HEADING IN PROXY
                         ITEM                                 STATEMENT/PROSPECTUS
      -------------------------------------------  -------------------------------------------
16.   Information With Respect to S-2 or S-3
      Companies..................................                       *
17.   Information With Respect to Companies Other
      than S-3 or S-2 Companies..................                       *
18.   Information if Proxies, Consents or
      Authorizations are to be Solicited.........  Introduction; Summary; The Merger;
                                                   Additional Information
19.   Information if Proxies, Consents or
      Authorizations are not to be Solicited, or
      in an Exchange Offer.......................                       *

---------------

* Not Applicable

                                  BLOUNT, INC.
                           4520 EXECUTIVE PARK DRIVE
                           MONTGOMERY, ALABAMA 36116

                                                                 October 4, 1995

Dear Stockholder:

     You are cordially invited to attend a special meeting of stockholders (the "Special Meeting") of Blount, Inc. (the "Company"), to be held on Friday, November 3, 1995, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, at 10:00 a.m. local time.

     At the Special Meeting, you will be asked to consider and to vote upon a proposal to adopt a Plan and Agreement of Merger (the "Merger Agreement"), dated August 17, 1995, among Blount International, Inc., a Delaware corporation formerly named HBC, Incorporated ("Parent"), HBC Transaction Subsidiary, Inc., a wholly-owned subsidiary of Parent (the "Subsidiary"), and the Company, providing for the merger of the Subsidiary with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger and, following the Merger, will conduct its current business as a wholly-owned subsidiary of Parent under the name Blount, Inc. Parent does not currently anticipate that its dividend policy, following the Merger, will be different from the current dividend policy of the Company, except for adjustments in the per share dividend rate necessary to reflect what is in effect a 3-for-2 split of the capital stock of the Company resulting from the Merger. In addition, the current officers and directors of the Company will continue to be the officers and directors of the Company, and such persons will also become the officers and directors of Parent.

     If the Merger is consummated (i) all of the outstanding capital stock of the Company (other than stock owned by Parent) will be converted into shares of the Class A Common Stock and Class B Common Stock of Parent pursuant to a ratio that will result in each present stockholder of the Company receiving 1.5 shares of the capital stock of Parent for each share of the capital stock of the Company presently owned, thus effectively resulting in a 3-for-2 split of each class of the common stock of the Company; (ii) members of the family of Winton
M. Blount will become subject to certain restrictions on their ability to sell or transfer their shares of the capital stock of Parent; and (iii) Parent and the Company will be indemnified against pre-Merger liabilities of Parent by a partnership through which the members of the Blount family will continue to hold significant portions of their stock in Parent. Adoption of the Merger Agreement at the Special Meeting will also be deemed to constitute the approval for purposes of federal securities laws of the assumption by Parent of the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan, and the 1995 Blount Long-Term Executive Stock Option Plan, all of which plans have been approved previously by the stockholders of the Company.

     Details of the proposed Merger and other information are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully.

     The Merger was proposed by Winton M. Blount and his family and provides substantial benefits to the members of the Blount family. See "THE
MERGER -- Interests of Certain Named Persons in the Merger" in the accompanying Proxy Statement/Prospectus. A committee of the Board of Directors of the Company independent of the Blount family and of the management of the Company (the "Independent Committee") was formed to review the Merger and the terms of the Merger Agreement and to negotiate the terms of the Merger Agreement. Following such negotiations, the Independent Committee unanimously concluded that the Merger Agreement as negotiated is fair to, and in the best interests of, the Company and its stockholders other than Parent and the Blount family, and recommended that the Board of Directors of the Company approve the Merger Agreement and recommend to the stockholders of the Company that they adopt the Merger Agreement. The members of the Board of Directors of the Company present and voting at the meeting at which the Merger Agreement was considered unanimously concluded that the Merger Agreement is fair to, and in the best interests of, the Company and its stockholders other than Parent and the Blount family, and recommended to the stockholders of the Company that they vote their shares of Company Common Stock FOR adoption of the Merger Agreement. See "THE MERGER -- Background of the Merger" in the accompanying Proxy Statement/Prospectus.

     The affirmative vote of the holders of shares possessing a majority of the votes entitled to be cast by the holders of record of both classes of the common stock of the Company, voting together as a single class, is required to adopt the Merger Agreement. Members of the Blount family, who beneficially own shares of the common stock of the Company possessing aggregate votes in excess of a majority of the votes entitled to be cast by the holders of all outstanding shares of both classes of the common stock of the Company when voting together as a single class, have stated an intention to be represented at the Special Meeting and to vote for adoption of the Merger Agreement, in which case adoption of the Merger Agreement is assured.

     Only stockholders of the Company of record at the close of business on September 20, 1995 are entitled to notice of, and to vote at, the Special Meeting and any adjournment thereof. A Notice of the Special Meeting, a Proxy Statement/Prospectus relating to the Special Meeting and a form of Proxy for use in connection with the Special Meeting are enclosed. Regardless of whether you plan to attend the Special Meeting, please complete, sign and date the accompanying Proxy and return it in the enclosed prepaid envelope. If you attend the Special Meeting, you may revoke such Proxy and vote in person if you wish, even if you have previously returned a Proxy. Your prompt cooperation will be greatly appreciated.

                                          Very truly yours,

                                          /s/ John M. Panettiere
                                          ----------------------
                                          JOHN M. PANETTIERE
                                          President and Chief Executive Officer

                                  BLOUNT, INC.
                           4520 EXECUTIVE PARK DRIVE
                         MONTGOMERY, ALABAMA 36116-1602
                                 (334) 244-4000

                             ---------------------
    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 3, 1995
                             ---------------------

To The Stockholders of Blount, Inc.:

     Notice is hereby given that a Special Meeting of the Stockholders of Blount Inc., a Delaware corporation (the "Company"), will be held on Friday, November 3, 1995, at 10:00 a.m., local time, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, for the following purposes (the "Special Meeting"):

          1. To consider and vote upon adoption of a Plan and Agreement of Merger, dated August 17, 1995 (the "Merger Agreement"), a copy of which (including all Exhibits thereto) is included as Appendix A to the accompanying Proxy Statement/Prospectus, among Blount International, Inc., (formerly named HBC, Incorporated) ("Parent"), HBC Transaction Subsidiary, Inc., a wholly-owned subsidiary of Parent ("the Subsidiary"), and the Company, pursuant to which the Subsidiary will be merged with and into the Company, each share of the Class A Common Stock of the Company (other than shares held by Parent) outstanding immediately prior to the Effective Time of the Merger (as defined in the attached Proxy Statement/Prospectus) will be converted into 1.5 shares of the Class A Common Stock of Parent, each share of Class B Common Stock of the Company (other than shares held by Parent) outstanding immediately prior to the Effective Time of the Merger will be converted into 1.5 shares of the Class B Common Stock of Parent, the Company will become a wholly-owned subsidiary of Parent, and the adoption of which Merger Agreement will also constitute approval, and approval of the assumption by Parent of, the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan and the 1995 Blount Long-Term Executive Stock Option Plan; and

          2. To consider and act upon such other matters as may properly come before the Special Meeting or any adjournment thereof.

     Only those persons who were holders of record of the Class A Common Stock or Class B Common Stock of the Company at the close of business on September 20, 1995, are entitled to notice of and to vote at the Special Meeting and any adjournment thereof. A list of the stockholders entitled to vote at the Special Meeting will be open to examination by any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the Special Meeting at the principal executive offices of the Company in Montgomery, Alabama.

     A Proxy Statement/Prospectus relating to, and a proxy for use in connection with, the Special Meeting are enclosed.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ D. Joseph McInnes
                                          ---------------------
                                          D. JOSEPH MCINNES
                                          Senior Vice
                                          President -- Administration and
                                          Secretary

Montgomery, Alabama
October 4, 1995

     REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

PROXY STATEMENT/PROSPECTUS
                               PROXY STATEMENT OF

                                  BLOUNT, INC.
                   FOR A SPECIAL MEETING OF ITS STOCKHOLDERS
                          TO BE HELD NOVEMBER 3, 1995
                             ---------------------
                                 PROSPECTUS OF

                          BLOUNT INTERNATIONAL, INC.,
                       (FORMERLY NAMED HBC, INCORPORATED)

          RELATING TO UP TO 11,922,377 SHARES OF CLASS A COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                                      AND
                 UP TO 1,721,241 SHARES OF CLASS B COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

              TO BE ISSUED IN CONNECTION WITH A PROPOSED MERGER OF
         HBC TRANSACTION SUBSIDIARY, INC., A WHOLLY-OWNED SUBSIDIARY OF
                 BLOUNT INTERNATIONAL, INC., INTO BLOUNT, INC.
                             ---------------------

     This Proxy Statement/Prospectus is being furnished to holders of the Class A Common Stock, par value $1.00 per share (the "Company Class A Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Company Class B Common Stock," and, together with the Company Class A Common Stock, the "Company Common Stock"), of Blount, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at a special meeting of stockholders of the Company to be held on Friday, November 3, 1995, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, commencing at 10:00 a.m. local time, and at any adjournment thereof (the "Special Meeting").

     The Special Meeting has been called to consider and vote upon a proposal to adopt a Plan and Agreement of Merger, dated August 17, 1995 (the "Merger Agreement"), by and among Blount International, Inc., a Delaware corporation formerly named HBC, Incorporated ("Parent") controlled by Winton M. Blount and his children (such persons, together with the spouse of Winton M. Blount, being referred to together in this Proxy Statement/Prospectus as the "Blount Family"), through which the Blount Family presently holds the majority of the shares of Company Common Stock owned by them, HBC Transaction Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (the "Subsidiary"), and the Company, pursuant to which the Subsidiary will be merged with and into the Company (the "Merger"). If the Merger is consummated, the Company will be the surviving company of the Merger and will become a wholly-owned subsidiary of Parent, each share of the Company Class A Common Stock (except those shares owned by Parent) outstanding immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement) will be converted into 1.5 fully paid and nonassessable shares of the Class A Common Stock, par value $.01 per share, of Parent ("Parent Class A Common Stock"), and each share of the Company Class B Common Stock (except those shares owned by Parent) outstanding immediately prior to the Effective Time of the Merger will be converted into 1.5 fully paid and nonassessable shares of the Class B Common Stock, par value $.01 per share, of Parent ("Parent Class B Common Stock" and, together with Parent Class A Common Stock, "Parent Common Stock"). See "THE MERGER."

     This Proxy Statement/Prospectus also constitutes the prospectus of Parent with respect to the shares of Parent Common Stock issuable to the stockholders of the Company upon consummation of the Merger.

     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Blount, Inc. on or about October 4, 1995.
                             ---------------------

 THE SECURITIES OF BLOUNT INTERNATIONAL, INC. OFFERED IN CONNECTION WITH THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR
      DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
          SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
               ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

        The date of this Proxy Statement/Prospectus is October 4, 1995.

                             AVAILABLE INFORMATION

     Blount, Inc., a Delaware corporation (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Blount International, Inc., a Delaware corporation formerly named HBC, Incorporated ("Parent"), has filed a Registration Statement on Form S-4 (herein, together with all amendments thereto, called the "Registration Statement") with the Commission under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of the common stock of Parent offered hereby. This Proxy Statement/Prospectus does not contain all of the information and undertakings set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to Parent and the shares of Parent Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Certain statements are contained in this Proxy Statement/Prospectus as to the contents of contracts or other documents, including all of the material terms of all of the Company's material contracts, either set forth as an Appendix to this Proxy Statement/Prospectus or as an exhibit to the Registration Statement. Stockholders are referred to the copies of such contract or other document either set forth as an Appendix to this Proxy Statement/Prospectus or filed as an exhibit to the Registration Statement. The Registration Statement and the exhibits and schedules thereto may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Section of the Commission at such address at prescribed rates. Parent is not presently, and has not been, subject to the reporting requirements of the Exchange Act on the date of this Proxy Statement/Prospectus, but will be subject to the Exchange Act if the Merger is consummated. Parent intends to furnish its stockholders with annual reports containing financial statements audited by Parent's independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE RELATING TO BLOUNT, INC. WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE ON REQUEST WITHOUT CHARGE FROM D. JOSEPH MCINNES, 4520 EXECUTIVE PARK DRIVE, MONTGOMERY, ALABAMA 36116-1602, TELEPHONE NUMBER
(334) 244-4000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER 27, 1995. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PARENT, HBC TRANSACTION SUBSIDIARY, INC. (THE "SUBSIDIARY") OR THE COMPANY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES OR AN OFFER OF ANY KIND TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS RELATING TO PARENT AND THE SUBSIDIARY HAS BEEN SUPPLIED BY PARENT AND ALL INFORMATION RELATING TO THE COMPANY AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY THE COMPANY.

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                      -------
Available Information...............................................................
Introduction........................................................................
  General...........................................................................
  Voting at the Special Meeting.....................................................
Summary.............................................................................
The Merger..........................................................................
  Terms of the Merger...............................................................
  Background of the Merger..........................................................
  Reasons of Company and Parent for the Merger......................................
  Recommendation of the Board of Directors of the Company...........................
  Opinion of Financial Advisor......................................................
  Interests of Certain Named Persons in the Merger..................................
  Indemnification by Parent and the Blount Partnership..............................
  Registration Rights and Stock Transfer Restriction Agreement......................
  Effective Time of the Merger......................................................
  Accounting Treatment..............................................................
  Certain Conditions to the Merger; Waiver and Amendment............................
  Termination.......................................................................
  Amendment and Waiver..............................................................
  Absence of Rights of Dissent and Appraisal........................................
  Conduct of Business by Parent Pending the Merger..................................
  Business and Management of Parent and the Company Following the Merger............
  Certificates for Parent Common Stock..............................................
  Fractional Shares.................................................................
  Effect of the Merger on Company Stock Options.....................................
Certain Federal Income Tax Considerations...........................................
Description of Parent Capital Stock.................................................
  Parent Common Stock...............................................................
  Reports to Stockholders...........................................................
  Stockholders......................................................................
  Parent Preferred Stock............................................................
Comparison of the Capital Stock of Parent and the Company...........................
  Mandatory Conversion of Parent Class B Common Stock Upon Occurrence of
     Certain Events.................................................................
  Increase in Number of Shares of Common Stock Authorized to be Issued..............
  Listing on NYSE...................................................................
Pro Forma Condensed Consolidated Financial Statements...............................
Market and Dividend Information Respecting the Common Stock of Parent and the
  Company...........................................................................
  Comparative Stock Prices Per Share................................................
  Dividends and Dividend Policy.....................................................
Certain Information Concerning the Business of Parent...............................
  Historical Operations of Parent...................................................
  Operations Following the Effective Time of the Merger.............................
  Employees.........................................................................
  Description of Property...........................................................
  Legal Proceedings.................................................................
Management of Parent Following the Merger...........................................
  Directors and Officers............................................................
  Executive Compensation............................................................
  Pension Plans.....................................................................

                                                                                       PAGE
                                                                                      -------
  Employment Contracts, Termination of Employment and Change-in-Control
     Arrangements...................................................................
  Compensation of Directors.........................................................
  Compensation Plans................................................................
Selected Financial Data of Parent and the Company...................................
Management's Discussion and Analysis of Financial Condition and Results of
  Operations of Parent..............................................................
Principal Stockholders of Parent....................................................
Incorporation of Certain Documents by Reference.....................................
Legal Matters.......................................................................
Experts.............................................................................
Additional Information..............................................................
  Delisting and Deregistration......................................................
  Other Business....................................................................
  Stockholder Proposals.............................................................
Index to the Consolidated Financial Statements of Blount International, Inc.
  (formerly HBC, Incorporated)......................................................          F-1
Appendix A      -- Plan and Agreement of Merger.........................................      A-1
  Exhibit I     -- Form of Certificate of Incorporation of Parent.......................    A-I-1
  Exhibit II    -- Form of By-Laws of Parent............................................   A-II-1
  Exhibit III   -- Form of Indemnification Agreement....................................  A-III-1
                   Form of Registration Rights and Stock Transfer Restriction              A-IV-1
  Exhibit IV    -- Agreement............................................................
  Exhibit V     -- Form of Opinion of Counsel for Parent................................    A-V-1
Appendix B      -- Opinion of J.P. Morgan Securities Inc................................      B-1
Appendix C      -- 1992 Blount Incentive Stock Option Plan..............................      C-1
Appendix D      -- 1994 Blount Executive Stock Option Plan..............................      D-1
Appendix E      -- 1995 Blount Long-Term Executive Stock Option Plan....................      E-1

                                  INTRODUCTION

GENERAL

     This Proxy Statement/Prospectus is being furnished to the holders of the Class A Common Stock, par value $1.00 per share (the "Company Class A Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Company Class B Common Stock" and, together with the Company Class A Common Stock, sometimes referred to in this Proxy Statement/Prospectus as the "Company Common Stock"), of Blount, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at a special meeting of stockholders of the Company to be held on Friday, November 3, 1995, at 10:00 a.m., local time, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, and at any adjournment thereof (the "Special Meeting").

     The Special Meeting has been called to consider and vote upon adoption of a Plan and Agreement of Merger, dated August 17, 1995 (the "Merger Agreement"), among Blount International, Inc., a Delaware corporation formerly named HBC, Incorporated ("Parent") controlled by Winton M. Blount and his children (such persons, together with the spouse of Winton M. Blount, being referred to together in this Proxy Statement/Prospectus as the "Blount Family"), HBC Transaction Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Subsidiary"), and the Company, which provides for the merger of the Subsidiary with and into the Company (the "Merger"). Subject to the adoption of the Merger Agreement by the stockholders of the Company and the satisfaction or waiver of the other conditions contained in the Merger Agreement, the Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (the "Effective Time of the Merger"). Such filing is required by the General Corporation Law of the State of Delaware (the "DGCL") in connection with the Merger and will be made as soon as practicable after the adoption by the stockholders of the Company of the Merger Agreement and the satisfaction or waiver of the other conditions to the Merger.

     At the Effective Time of the Merger, each outstanding share of the Company Class A Common Stock (except those shares owned by Parent) will be converted into 1.5 shares of the Class A Common Stock, par value $.01 per share, of Parent ("Parent Class A Common Stock"), and each outstanding share of the Company Class B Common Stock (except those shares owned by Parent) will be converted into 1.5 shares of the Class B Common Stock, par value $.01 per share, of Parent ("Parent Class B Common Stock," and, together with Parent Class A Common Stock, "Parent Common Stock") pursuant to the Merger Agreement (the ratio of 1.5 shares of Parent Common Stock for each 1 share of Company Common Stock being referred to herein as the "Exchange Ratio") in the manner specified in the Merger Agreement. See "THE MERGER -- Terms of the Merger." Parent does not currently anticipate that its dividend policy will be different from the current dividend policy of the Company, except for adjustments in the per share dividend rate necessary to reflect the Exchange Ratio. See "MARKET AND DIVIDEND INFORMATION RESPECTING THE COMMON STOCK OF PARENT AND THE COMPANY -- Dividends and Dividend Policy." At the Effective Time of the Merger, Parent will enter into a Registration Rights and Stock Transfer Restriction Agreement with the members of the Blount Family and the Blount Partnership (as defined herein) providing for, among other things, restrictions on the ability of the parties to such agreement to sell or transfer Parent Common Stock. See "THE MERGER -- Registration Rights and Stock Transfer Restriction Agreement."

     In connection with the Merger, a three-for-two split of Company Common Stock will be effected, as a practical matter, as a result of the Exchange Ratio of Company Common Stock for Parent Common Stock in the Merger. The Company is also effectively changing the listing of the Company Common Stock from the American Stock Exchange ("AMEX"), on which exchange the Company Common Stock is presently listed, to the New York Stock Exchange, Inc. ("NYSE"), on which exchange the Parent Common Stock will be listed following the Effective Time of the Merger. The Board of Directors of the Company in all likelihood would have effected the three-for-two stock split and the NYSE listing regardless of the Merger. In addition, adoption of the Merger Agreement at the Special Meeting will be deemed to constitute approval by the holders of Parent Common Stock of, and approval of the assumption by Parent of, the 1992 Blount Incentive

Stock Option Plan, the 1994 Blount Executive Stock Option Plan and the 1995 Blount Long-Term Executive Stock Option Plan (the "Compensation Plans"). See "MANAGEMENT OF PARENT FOLLOWING THE MERGER -- Compensation Plans."

     Following the Merger, the number of authorized shares of Parent Class A Common Stock and Parent Class B Common Stock available for issuance by the Board of Directors of Parent for such purposes as the Board of Directors deems appropriate without further action by the stockholders (except as may be required by law or by the terms of any listing agreement pursuant to which Parent Common Stock is listed on an exchange) will be 42,561,202 and 8,073,911, respectively, as compared with 28,374,135 shares of Company Class A Common Stock and 8,049,274 shares of Company Class B Common Stock currently so available for issuance. Presently, the Restated Certificate of Incorporation of the Company presently authorizes forty million shares of Company Class A Common Stock and twelve million shares of Company Class B Common Stock. Of the forty million shares of Company Class A Common Stock authorized, 8,734,368 shares are presently outstanding, 1,505,761 shares are reserved for issuance pursuant to existing stock option plans, 43,144 shares are reserved for issuance pursuant to the Company's dividend reinvestment program, 527,125 are reserved for matching purposes under the Company's 401(k) plan and 815,467 shares are reserved for issuance upon conversion of Company Class B Common Stock. 3,950,726 shares of Company Class B Common Stock are presently outstanding. Following the Merger, Parent will be authorized to issue sixty million shares of Parent Class A Common Stock and fourteen million shares of Parent Class B Common Stock. Immediately following the Effective Time of the Merger, of these authorized shares of Parent Class A Common Stock, 13,101,552 shares will be issued and outstanding, 2,258,642 shares will be reserved for issuance pursuant to existing stock option plans to be assumed by Parent in the Merger, 64,716 shares will be reserved for issuance pursuant to the dividend reinvestment program of the Company (which will be continued by Parent), 790,688 will be reserved for matching purposes under the Company's 401(k) plan (which will be continued by Parent) and 1,223,200 shares will be reserved for issuance upon conversion of the Parent Class B Common Stock. Immediately following the Effective Time of the Merger, 5,926,089 shares of Parent Class B Common Stock will be issued and outstanding. The increase in the number of authorized shares of Parent Common Stock over the number of shares of Company Common Stock authorized to be issued will afford Parent greater flexibility in financial matters and will insure that sufficient shares of capital stock are available for issuance by the Board of Directors of Parent for such purposes as the Board determines to be in the best interests of Parent following the Merger without further action by stockholders (except as may be required by law or by the terms of any listing agreement pursuant to which the Parent Common Stock is listed on an exchange). Except for the issuance of shares pursuant to the Merger Agreement, including the effective increase in the number of shares to be outstanding as a result of the Exchange Ratio, and the issuance of shares of Parent Common Stock pursuant to the dividend reinvestment plan of the Company which will be assumed by Parent following the Merger or in connection with the Compensation Plans or the Company's 401(k) plan, the Board of Directors of Parent and the Board of Directors of the Company have no commitments or understandings relating to the issuance of additional shares of Parent Common Stock following the Merger.

     Immediately following the Effective Time of the Merger, The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Partnership"), will own 1,446,072 shares of Parent Class A Common Stock and 4,204,848 shares of Parent Class B Common Stock, together representing approximately 60% of the votes entitled to be cast by all holders of Parent Common Stock, when voting together as a single class. Following the consummation of the Merger, therefore, the Blount Partnership will be entitled to elect a majority of the board of directors of Parent and will be able to control the outcome of any issue voted upon by the stockholders of Parent, other than the election of directors representing holders of Parent Class A Common Stock. In addition, immediately following the consummation of the Merger, the Blount Family will beneficially own, exclusive of shares of Parent Company Stock owned by the Blount Partnership, approximately 1,858,512 additional shares of Parent Class A Common Stock and 1,311,987 additional shares of Parent Class B Common Stock, together representing an additional 21% of the votes entitled to be cast by all holders of Parent Common Stock, when voting together as a single class.

     The Merger Agreement is the result of a proposal made by the Blount Family to combine Parent, which is presently controlled by the Blount Family, with the Company, which combination would afford certain benefits to the Blount Family. See "THE MERGER -- Interests of Certain Named Persons in the Merger." As a result of the Merger, the capital stock of Parent will become the publicly traded stock through which ownership of the Company is represented, with the capital structure and ownership of Parent mirroring the capital structure and ownership of the Company as in effect prior to the Merger.

     Immediately prior to the Effective Time of the Merger, the Blount Partnership, together with the adult children of Winton M. Blount, will own all of the issued and outstanding capital stock of Parent. BHP, Inc., a Delaware corporation and the sole general partner of the Blount Partnership ("BHP"), will have sole voting and dispositive power with respect to the shares of Parent Common Stock owned by the Blount Partnership. All of the issued and outstanding capital stock of BHP will be owned by Winton M. Blount. Winton M. Blount, therefore, will control the Blount Partnership. Winton M. Blount and his children, or trusts of which his children are beneficiaries, will own all of the limited partnership interests in the Blount Partnership.

     A copy of the Merger Agreement, including the Certificate of Incorporation and By-Laws of Parent as they will be in effect following the Merger and the Indemnification Agreement and Registration Rights and Stock Transfer Restriction Agreement to be executed in connection with the consummation of the Merger, is attached hereto as Appendix A, and the description thereof contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to such Appendix A. The Merger Agreement, and each of the Exhibits to the Merger Agreement, are hereby incorporated by reference into this Proxy Statement/Prospectus.

VOTING AT THE SPECIAL MEETING

     The Board of Directors of the Company has fixed the close of business on September 20, 1995 as the record date (the "Record Date") for the determination of holders of shares of the Company Class A Common Stock and the Company Class B Common Stock entitled to notice of and to vote at the Special Meeting. Only holders of Company Common Stock as of the Record Date are entitled to notice of and vote at the Special Meeting. On the Record Date, there were issued, outstanding and entitled to vote 8,734,368 shares of the Company Class A Common Stock and 3,950,726 shares of the Company Class B Common Stock. Each issued and outstanding share of the Company Class A Common Stock is entitled to one-tenth of one ( 1/10th of 1) vote and each issued and outstanding share of the Company Class B Common Stock is entitled to one (1) vote on each matter to be presented at the Special Meeting. The presence, in person or by proxy, of the holders of shares of Company Common Stock possessing a majority of the votes entitled to be cast at the Special Meeting will constitute a quorum at the Special Meeting. The affirmative vote of the holders of shares possessing a majority of the votes entitled to be cast by the holders of record of the Company Class A Common Stock and the Company Class B Common Stock, voting together as a single class, is required to adopt the Merger Agreement.

     As of the Record Date, directors and executive officers of the Company and their affiliates (including the Blount Family and Parent) beneficially owned an aggregate of 2,386,181 shares of the Company Class A Common Stock (excluding shares which may be acquired upon exercise of options and convertible securities), or approximately 27% of the shares of the Company Class A Common Stock outstanding on such date, and 3,679,222 shares of the Company Class B Common Stock, or approximately 93% of the shares of the Company Class B Common Stock outstanding on such date. Accordingly, of the 4,824,163 votes entitled to be cast with respect to adoption of the Merger Agreement by the holders of the Company Class A Common Stock and the Company Class B Common Stock, voting together as a single class, the directors and executive officers of the Company and their affiliates (including the Blount Family and Parent) beneficially owned shares of Company Common Stock entitled to cast 3,917,840, or approximately 81%, of such votes, or sufficient votes to adopt the Merger Agreement.

     Of the shares so owned, as of the Record Date, the Blount Family and Parent beneficially owned an aggregate of 2,314,687 shares of the Company Class A Common Stock (excluding shares which may be acquired upon exercise of convertible securities), or approximately 27% of the shares of the Company Class A Common Stock outstanding on such date, and 3,677,890 shares of the Company Class B Common Stock, or approximately 93% of the shares of the Company Class B Common Stock outstanding on such date. Accordingly, the Blount Family and Parent beneficially own shares of Company Common Stock entitled to cast 3,909,359, or approximately 81%, of such votes, or sufficient votes to adopt the Merger Agreement. The members of the Blount Family and Parent have stated their intention to vote all such shares in favor of adoption of the Merger Agreement, in which case adoption of the Merger Agreement is assured.

     THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY PRESENT AT THE MEETING AT WHICH THE MERGER AGREEMENT WAS CONSIDERED (WITH WINTON M. BLOUNT AND HIS BROTHER W. HOUSTON BLOUNT NOT PRESENT DURING THE PORTION OF THE MEETING AT WHICH THE MERGER AGREEMENT WAS CONSIDERED) HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMEND THAT STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT. TWO DIRECTORS, OTHER THAN WINTON M. BLOUNT AND W. HOUSTON BLOUNT, WERE NOT PRESENT AT THIS MEETING OF THE BOARD OF DIRECTORS. SEE "THE
MERGER -- BACKGROUND OF THE MERGER -- REASONS OF COMPANY AND PARENT FOR THE MERGER -- RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY."

     A Proxy in the form enclosed, properly completed and returned in time for the voting thereof at the Special Meeting, with instructions specified thereon, will be voted in accordance with such instructions. Only votes FOR adoption of the Merger Agreement constitute affirmative votes. Votes that are withheld or abstain, including broker non-votes, with respect to adoption of the Merger Agreement are counted for quorum purposes, but such votes have the same effect as negative votes with respect to the proposal regarding the Merger Agreement. If no specification is made, a signed proxy will be voted FOR adoption of the Merger Agreement. A proxy may be revoked at any time prior to its exercise (i) by filing with the Secretary of the Company either an instrument revoking the proxy or a duly executed proxy bearing a later date or (ii) by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself revoke a proxy.

     The solicitation subject to this Proxy Statement/Prospectus is made on behalf of the Board of Directors of the Company. In addition to the use of the mail, proxies may be solicited by telephone, telecopy or personally by the directors, executive officers and employees of the Company, who will receive no extra compensation for their services. The expenses of such solicitation will be paid by Parent. The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting material to the beneficial owners of shares of Company Common Stock.

     STOCKHOLDERS OF THE COMPANY ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                    SUMMARY

          The following is a brief summary of certain information contained in or incorporated by reference into this Proxy Statement/Prospectus with respect to the Company, Parent, the Subsidiary and the terms and conditions of the Merger. The following summary is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Proxy Statement/Prospectus, the Appendices hereto and the documents referred to herein.

          The Company's pro forma equivalent dividends and earnings per share have been adjusted in this Proxy Statement/Prospectus to reflect the Exchange Ratio.

PARTIES TO THE MERGER

  Blount International, Inc. (formerly HBC, Incorporated)

     Parent, a Delaware corporation, is headquartered in Montgomery, Alabama. On the date of this Proxy Statement/Prospectus, all of the issued and outstanding capital stock of Parent was owned or controlled directly by Winton M. Blount, the founder and Chairman of the Board of the Company, together with his spouse and adult children or trusts of which they are beneficiaries. As of such date, Parent owned 2,075,048 shares (or approximately 24%) of the issued and outstanding shares of the Company Class A Common Stock and 2,803,232 shares (or approximately 71%) of the issued and outstanding shares of the Company Class B Common Stock. Together, these shares of Company Common Stock held by Parent represent approximately 62% of the votes entitled to be cast at the Special Meeting by all holders of Company Common Stock, voting together as a single class. Other than these shares of Company Common Stock, since February 1993, Parent has had no significant assets and has not actively engaged in any business. Prior to February 1993, Parent was engaged in several businesses. See "CERTAIN INFORMATION CONCERNING THE BUSINESS OF PARENT."

     Immediately prior to the Effective Time of the Merger, the Blount Partnership, together with the adult children of Winton M. Blount, will own all of the issued and outstanding capital stock of Parent. BHP, the sole general partner of the Blount Partnership, will have sole voting and dispositive power with respect to the shares of Parent Common Stock owned by the Blount Partnership. All of the issued and outstanding capital stock of BHP will be owned immediately prior to the Effective Time of the Merger by Winton M. Blount. Winton M. Blount, therefore, will control the Blount Partnership and Parent immediately prior to the Effective Time of the Merger.

     The principal executive offices of Parent are located at 4520 Executive Park Drive, Montgomery, Alabama 36116-1602, and the telephone number of Parent at such offices is (334) 244-6333. Following the Effective Time of the Merger, the telephone number of Parent will be (334) 244-4000.

  Blount, Inc.

     The Company is an international industrial company with operations in three business segments: Outdoor Products, Industrial and Power Equipment and Sporting Equipment. The Company's current manufacturing operations date largely from the acquisition of Omark Industries, Inc. in 1985. The Company was founded in 1946 as a general construction company and, over the succeeding years, grew into one of the largest construction companies in the United States. In February 1994, the Company discontinued its construction business.

     The Company maintains its principal executive offices at 4520 Executive Park Drive, Montgomery, Alabama 36116-1602, and the telephone number of the Company at such offices is (334) 244-4000.

  HBC Transaction Subsidiary, Inc.

     The Subsidiary, a Delaware corporation, is a direct, wholly-owned subsidiary of Parent formed solely for the purposes of the Merger. The Subsidiary has not engaged in any business activity unrelated to the Merger prior to the date of this Proxy Statement/Prospectus.

THE SPECIAL MEETING

  Date, Time and Place

     The Special Meeting will be held on Friday, November 3, 1995, at 10:00 a.m., local time, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, to consider and vote upon adoption of the Merger Agreement.

  Record Date; Quorum

     The Board of Directors of the Company has fixed the close of business on September 20, 1995 as the Record Date for the determination of holders of the Company Class A Common Stock and the Company Class B Common Stock entitled to notice of and to vote at the Special Meeting. Only the holders of the outstanding Company Class A Common Stock and the Company Class B Common Stock as of the Record Date are entitled to notice of and to vote at the Special Meeting. The presence, in person or by proxy, of the holders of shares of Company Common Stock possessing a majority of the votes entitled to be cast at the Special Meeting will constitute a quorum at the Special Meeting.

  Vote Required

     As of the Record Date, there were issued, outstanding and entitled to vote 8,734,368 shares of the Company Class A Common Stock and 3,950,726 shares of the Company Class B Common Stock. Each issued and outstanding share of the Company Class A Common Stock is entitled to one-tenth of one ( 1/10th of 1) vote and each issued and outstanding share of the Company Class B Common Stock is entitled to one (1) vote on each matter to be presented at the Special Meeting. The affirmative vote of the holders of shares possessing a majority of the votes entitled to be cast by the holders of record of the Company Class A Common Stock and the Company Class B Common Stock, voting together as a single class, is required to adopt the Merger Agreement.

     As of the Record Date, directors and executive officers of the Company and their affiliates (including the Blount Family and Parent) beneficially owned an aggregate of 2,386,181 shares of the Company Class A Common Stock (excluding shares which may be acquired upon exercise of options and convertible securities), or approximately 27% of the shares of the Company Class A Common Stock outstanding on such date, and 3,679,222 shares of the Company Class B Common Stock, or approximately 93% of the shares of the Company Class B Common Stock outstanding on such date. Accordingly, of the 4,824,163 votes entitled to be cast with respect to the adoption of the Merger Agreement by the holders of the Company Class A Common Stock and the Company Class B Common Stock, voting together as a single class, the directors and executive officers of the Company and their affiliates (including the Blount Family and Parent) beneficially owned shares of Company Common Stock entitled to cast 3,917,840, or approximately 81%, of such votes, or sufficient votes to approve the Merger Agreement.

     Of the shares so owned, as of the Record Date, the Blount Family and Parent beneficially owned an aggregate of 2,314,687 shares of the Company Class A Common Stock (excluding shares which may be acquired upon conversion of convertible securities), or approximately 27% of the shares of the Company Class A Common Stock outstanding on such date, and 3,677,890 shares of the Company Class B Common Stock, or approximately 93% of the shares of the Company Class B Common Stock outstanding on such date. Accordingly, the Blount Family and Parent beneficially own shares of Company Common Stock entitled to cast 3,909,359, or approximately 81%, of such votes, or sufficient votes to adopt the Merger Agreement. The members of the Blount Family and Parent have stated their intention to vote all such shares in favor of adoption of the Merger Agreement, in which case adoption of the Merger Agreement is assured.

THE MERGER

  Terms of the Merger

     Subject to adoption of the Merger Agreement by the stockholders of the Company at the Special Meeting and the satisfaction or waiver of the other conditions contained in the Merger Agreement, the

Subsidiary will be merged into the Company pursuant to the Merger Agreement, and the Company will be the surviving corporation of the Merger (the "Surviving Corporation"). At the Effective Time of the Merger, each outstanding share of the Company Class A Common Stock (other than shares owned by Parent) will be converted into 1.5 shares of Parent Class A Common Stock and each outstanding share of the Company Class B Common Stock (other than shares owned by Parent) will be converted into 1.5 shares of Parent Class B Common Stock. Fractional shares of Parent Common Stock will not be issued in connection with the Merger. Holders of the Company Class A Common Stock and the Company Class B Common Stock otherwise entitled to fractional shares of Parent Class A Common Stock or Parent Class B Common Stock will be paid cash in lieu of such fractional shares determined as described herein. See "THE MERGER."

  Effective Time of the Merger

     The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. Such filing will be made as soon as practicable after the adoption of the Merger Agreement by the stockholders of the Company and the satisfaction or waiver of the other conditions to the Merger. See "THE MERGER -- Effective Time of the Merger."

  Certificates for Parent Common Stock

     Upon the consummation of the Merger, it will not be necessary for holders of Company Common Stock to surrender their existing stock certificates for new stock certificates issued by Parent. Instead, the holders of Company Class A Common Stock and Company Class B Common Stock will automatically become holders of Parent Class A Common Stock and Parent Class B Common Stock, respectively, and the present stock certificates representing shares of Company Class A Common Stock or Company Class B Common Stock will automatically represent an equivalent number of shares of Parent Class A Common Stock or Parent Class B Common Stock, respectively. In addition, each holder of Company Common Stock will receive new stock certificates from Parent representing additional shares of Parent Class A Common Stock equal to one-half ( 1/2) of the number of shares of Company Class A Common Stock held by such holder and additional shares of Parent Class B Common Stock equal to one-half ( 1/2) of the number of shares of Company Class B Common Stock held by such holder immediately prior to the Effective Time of the Merger. After the Effective Time of the Merger, when presently outstanding stock certificates issued by the Company for Company Common Stock prior to the Merger are presented for transfer, new stock certificates for Parent Common Stock will be issued. See "THE MERGER -- Certificates for Parent Common Stock."

  Fractional Shares

     No certificates representing fractional shares of Parent Common Stock will be issued in connection with the Merger. Instead, each holder of Company Class A Common Stock otherwise entitled to receive a fractional share of Parent Class A Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Class A Common Stock, and each holder of Company Class B Common Stock otherwise entitled to receive a fractional share of Parent Class B Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Class B Common Stock. The amount of cash payable in lieu of a fractional share of Parent Class A Common Stock will be equal to one-third of the closing price per share of Company Class A Common Stock on the trading day immediately preceding the date of the Effective Time of the Merger for AMEX -- Composite Transactions as reported by the AMEX, or, if there are no transactions in the Company Class A Common Stock on such date, the closing price per share of Company Class A Common Stock on the trading day next preceding the date of the Effective Time of the Merger on which a transaction in Company Class A Common Stock occurred, as so reported by the AMEX. The amount of cash payable in lieu of a fractional share of Parent Class B Common Stock shall be an amount equal to one-third of the closing price per share of Company Class B Common Stock on the trading day immediately preceding the date of the Effective Time of the Merger for AMEX -- Composite Transactions as reported by AMEX, or, if there are no transactions in the Company Class B Common Stock on such date, the closing price per share of Company Class B Common Stock on the trading day next preceding the date of the Effective Time of the Merger on which a transaction in

Company Class B Common Stock occurred, as so reported by AMEX. See "THE MERGER -- Fractional Shares."

  Effect of the Merger on Company Stock Options

     At the Effective Time of the Merger, Parent will assume the obligations of the Company under the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan and the 1995 Blount Long-Term Executive Stock Option Plan (collectively, the "Compensation Plans"), and each outstanding option to purchase shares of the Company Class A Common Stock granted under the Compensation Plans will become an option to acquire shares of Parent Class A Common Stock on the same terms and conditions as were applicable under the Compensation Plans and the stock option agreements granting such options, except that the number of shares subject to each option and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio in accordance with the terms of the Compensation Plans. Adoption of the Merger Agreement at the Special Meeting will also be deemed to constitute approval of, and approval of the assumption by Parent of, the Compensation Plans, all of which have been approved previously by the stockholders of the Company. See "THE
MERGER -- Effect of the Merger on Company Stock Options."

BACKGROUND OF THE MERGER; REASONS OF COMPANY AND PARENT FOR THE MERGER

     The Merger was proposed to the Company by the Blount Family. In connection with the Merger, the Blount Family will contribute their current holdings of Parent preferred stock and common stock (for which there is no public market) to the Blount Partnership and cause such holdings to be exchanged for new Parent Common Stock. As a result of the Merger, the Parent Common Stock received in such exchange will be publicly-traded, enabling the Blount Family over time to make gifts or sales of their interests in a tax efficient manner and eliminating a level of taxation presently applicable to dividends paid on Company Common Stock held by Parent.

     An independent committee of the Board of Directors of the Company (the "Board"), comprised of three non-employee directors, Alfred M. Gleason, R. Eugene Cartledge and H. Corbin Day (the "Independent Committee"), was formed to review the Merger and the related transactions. For a description of the background of Messrs. Gleason, Cartledge and Day, see "MANAGEMENT OF PARENT FOLLOWING THE MERGER -- Directors and Officers."

     The Independent Committee retained a financial advisor and legal counsel and, with the assistance of such advisors, negotiated the terms of the Merger, the Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement (collectively, the "Agreements") with representatives of Parent and the Blount Family. The Independent Committee viewed the Blount Family's proposal as giving it an opportunity at reasonable cost to the Company to obtain agreements from the Blount Family that, to the extent practicable, would promote increased liquidity in the market for the Company's Common Stock and an orderly transition from Blount Family control to public control of the Company following the death of Winton M. Blount and would provide an opportunity for stockholders of the Company other than Parent and the Blount Family (the "Public Stockholders") to participate in transactions by the Blount Family that might result in a change in control. In the course of negotiations, the Independent Committee obtained provisions in the Agreements for the benefit of the Company and the Public Stockholders that were not contemplated by the Blount Family's original proposal. Such provisions include, among other things, certain restrictions on the ability of the Blount Family and the Blount Partnership to dispose of shares of Parent Common Stock, specific rights for the Public Stockholders in connection with certain sales of Parent Common Stock by the Blount Family or the Blount Partnership to persons who, giving effect to the sale, would be entitled to cast five percent or more of the total votes entitled to be cast by holders of all Parent Common Stock and certain provisions regarding the equalization, under certain circumstances, of the voting rights of holders of Parent Class A Common Stock and Parent Class B Common Stock. See "THE MERGER -- Background of the Merger; -- Reasons of Company and Parent for the Merger."

     At a meeting held on July 28, 1995, the Independent Committee unanimously concluded that the Merger is fair to, and in the best interests of, the Company and the Public Stockholders and approved the terms of the

Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement. The Independent Committee also recommended that the Board (i) approve the Agreements, and (ii) recommend to the stockholders of the Company that they adopt the Merger Agreement. At a meeting held on July 31, 1995, the members of the Board present, with Winton M. Blount and W. Houston Blount absent during the portion of the meeting in which the Merger was considered, based in part on the recommendation of the Independent Committee, unanimously approved the Agreements, determined that the Merger is fair to, and in the best interests of, the Company and the Public Stockholders and recommended to the stockholders of the Company that they adopt the Merger Agreement. Two directors of the Company, in addition to Winton M. Blount and W. Houston Blount, did not attend the July 31, 1995 meeting of the Board. W. Houston Blount, a director of the Company who is the brother of Winton M. Blount, is not affiliated with Parent and is not a party to the Registration Rights and Stock Transfer Restriction Agreement or the Indemnification Agreement. See "THE MERGER -- Background of the Merger; -- Reasons of Company and Parent for the Merger."

     The Independent Committee and the Board considered a number of factors in reaching their conclusions, including those factors set forth in "THE
MERGER -- Reasons of Company and Parent for the Merger; Recommendation of the Board of Directors of the Company." The Board of Directors of Parent also considered a number of factors in reaching its conclusion, including those factors set forth in "THE MERGER -- Reasons of Company and Parent for the Merger; -- Recommendation of the Board of Directors of the Company."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY

     THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY PRESENT AT ITS JULY 31, 1995 MEETING UNANIMOUSLY CONCLUDED (WITH WINTON M. BLOUNT AND W. HOUSTON BLOUNT ABSENT DURING THE PORTION OF THE MEETING IN WHICH THE MERGER WAS CONSIDERED) THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE PUBLIC STOCKHOLDERS AND TO RECOMMEND TO THE STOCKHOLDERS OF THE COMPANY THAT THEY VOTE FOR ADOPTION OF THE MERGER AGREEMENT. TWO DIRECTORS OF THE COMPANY, IN ADDITION TO WINTON M. BLOUNT AND W. HOUSTON BLOUNT, DID NOT ATTEND THE JULY 31, 1995 MEETING OF THE BOARD.

OPINION OF FINANCIAL ADVISOR

     On July 28, 1995, J.P. Morgan Securities Inc. ("J.P. Morgan"), the Independent Committee's independent financial advisor, delivered its oral opinion, subsequently confirmed in writing, to the Independent Committee to the effect that, as of such date, the terms of the exchange in the proposed Merger are fair, from a financial point of view, to the Public Stockholders of the Company. A copy of the opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan, is attached to this Proxy Statement/Prospectus as Appendix B and should be read in its entirety. See "THE MERGER -- Opinion of Financial Advisor."

INTERESTS OF CERTAIN NAMED PERSONS IN THE MERGER

     In considering the recommendation of the Board of Directors of the Company with respect to adopting the Merger Agreement and the transactions contemplated thereby, stockholders of the Company should be aware that certain stockholders, employees, officers and directors of the Company have certain interests in the Merger that are in addition to the interests of stockholders of the Company generally.

     Ownership. As of the Record Date, Parent owned an aggregate of 2,075,048 shares of the Company Class A Common Stock, or approximately 24% of the shares of the Company Class A Common Stock outstanding on such date (excluding shares which may be acquired upon conversion of convertible securities), and 2,803,232 shares of the Company Class B Common Stock, or approximately 71% of the shares of the Company Class B Common Stock outstanding on such date. In addition, as of such date, the Blount Family beneficially owns, exclusive of shares of Company Common Stock owned by Parent, 239,639 additional shares of Company Class A Common Stock (excluding shares which may be acquired upon conversion of convertible securities), or approximately 3% of the shares of the Company Class A Common Stock outstanding on such date, and 874,658 additional shares of the Company Class B Common Stock, or approximately 22% of the shares of the Company Class B Common Stock outstanding on such date. In addition, Winton M. Blount, the founder of the Company, is the Chairman of the Board and a director of the Company and his brother, W. Houston Blount, is a director of the Company. By virtue of the foregoing relationships, the Merger presented a conflict of interest on the part of Winton M. Blount and a potential conflict of interest on the part of his brother in determining the terms of the Merger Agreement. Accordingly, Winton M. Blount and W. Houston Blount excused themselves from all meetings or portions of meetings of the Board at which the Merger was discussed and did not vote in connection with the approval by the Board of Directors of the Merger Agreement.

     Existing Employment Agreements. Although no substantive changes in the terms or conditions of such agreements will be made, Parent will assume or guarantee, at the Effective Time of the Merger, employment agreements between the Company and certain of its executive officers and other employees.

     Benefits to Blount Family. The Merger may also result in substantial tax benefits to the Blount Family. At present, because Parent holds less than 80% of the outstanding Company Common Stock, any dividends paid by the Company to Parent are (albeit subject to an 80% dividends received deduction under the Internal Revenue Code of 1986, as amended (the "Code")) taxed first at Parent corporate level and, assuming that Parent makes a further distribution of the proceeds of Company dividends to its stockholders, such amounts would be taxed a second time upon receipt by the Blount Family. In addition, at present the proceeds of any sale by Parent of Company Class A Common Stock or Company Class B Common Stock would be taxed first at the Parent corporate level and, assuming Parent distributed the proceeds of such sale to its stockholders, would be taxed a second time upon receipt by the Blount Family. As a result of the Merger, any dividends paid by Parent and received by the Blount Partnership would be taxed only once, and the Blount Family would be able to dispose of its interests in the Company through the sale of publicly traded Parent Common Stock.

     Pursuant to the Merger Agreement, Parent is required to, and is required to cause the Surviving Corporation to, jointly and severally indemnify, defend and hold harmless the present and former officers and directors of Parent, including certain members of the Blount Family (collectively, the "Indemnified Parties"), against all losses, expenses (including attorneys' fees), claims, damages, costs, liabilities or judgments or amounts that are paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time of Merger or required under the DGCL (and shall also pay expenses in advance of the final disposition of any claim to each Indemnified Party) to the fullest extent permitted, under the terms and conditions provided by, the DGCL. Parent is also required to use its best efforts to arrange to have the Indemnified Parties named as insureds under, or otherwise covered by, the Company's officers and directors liability insurance policy which will be continued by Parent (as long as any such policy shall be in force), provided that such action shall not involve unreasonable cost to Parent. As part of the expenses of the Merger to be borne by Parent, Parent will pay or make provision for payment of the increased cost associated with providing the required insurance coverage for the Indemnified Parties.

     The Merger will provide certain additional benefits to the Blount Family and the Blount Partnership, including certain registration rights with respect to the shares of Parent Common Stock that it will hold following the Effective Time of the Merger. See "The MERGER -- Registration Rights and Stock Transfer Restriction Agreement."

     See "THE MERGER -- Interests of Certain Named Persons in the Merger."

INDEMNIFICATION BY PARENT AND THE BLOUNT PARTNERSHIP

     Merger Agreement. In the Merger Agreement, Parent has agreed, subject to certain limitations, to indemnify the Company and its officers and directors (collectively, the "Indemnitees"), and to hold the Indemnitees harmless, from all damages and liabilities incurred by any Indemnitee which arise out of or relate to the Merger. The obligations of Parent to indemnify and to hold the Indemnitees harmless are specifically limited in the Merger Agreement.

     Indemnification Agreement. As a condition to the consummation of the Merger, the Blount Partnership has agreed to execute and deliver to Parent on the Closing Date (as defined in the Merger Agreement) an Indemnification Agreement (the "Indemnification Agreement") pursuant to which the Blount Partnership will be obligated, subject to certain limitations, to indemnify Parent, the Company and their respective officers and directors (collectively, the "Blount Indemnified Persons") and to hold the Blount Indemnified Persons harmless from all damages and liabilities incurred by any Blount Indemnified Person as a result of any claims made against any Blount Indemnified Person which arise out of or relate to the Merger (other than claims relating to the treatment of the Merger for tax purposes) or the acts or omissions of, or states of fact relating to, Parent, its employees or agents, or any of its past subsidiaries or employees or agents prior to the Effective Time of the Merger. The obligations of the Blount Partnership to indemnify and to hold the Blount Indemnified Persons harmless are specifically limited in the Indemnification Agreement.

     A copy of the Indemnification Agreement is attached hereto as Exhibit III to the Merger Agreement. The Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. The description of the Indemnification Agreement in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Indemnification Agreement attached as Exhibit III to such Appendix A.

     See "THE MERGER -- Indemnification by Parent and the Blount Partnership."

CERTAIN EXPENSES OF THE MERGER

     The Merger Agreement provides that, subject to the limitations on the indemnification obligations set forth in the Merger Agreement and the Indemnification Agreement (See "THE MERGER -- Indemnification by Parent and the Blount Partnership"), all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (other than expenses relating to listing of Parent Common Stock on the NYSE and effecting, as a practical matter in the Merger, a split of Company Common Stock, which shall be paid by the Company) shall be paid by, or reimbursed to the Company by, Parent. The Merger Agreement provides that, in the event the Merger is not consummated, Parent will pay or reimburse such expenses, and, in the event the Merger is consummated, Parent will, at the closing, establish reserves sufficient, in the reasonable estimation of the Company and Parent, to pay the expenses which Parent is obligated to pay pursuant to the Merger Agreement, which reserves shall be deducted from the net worth of Parent in determining whether Parent has the minimum net worth required as a condition to the obligations of the Company to consummate the Merger. See "THE MERGER -- Certain Conditions to the Merger; Waiver and Amendment." The establishment of such reserves will constitute full satisfaction of the obligation of Parent to the Company, as between the parties to the Merger Agreement, to pay or provide for the payment of such expenses.

REGISTRATION RIGHTS AND STOCK TRANSFER RESTRICTION AGREEMENT

     One of the conditions to the obligation of the Company to consummate the Merger is that members of the Blount Family, the Blount Partnership and Parent enter into a Registration Rights and Stock Transfer Restriction Agreement (the "Registration Rights and Stock Transfer Restriction Agreement") pursuant to which the members of the Blount Family and the Blount Partnership will agree to certain restrictions on their ability to sell or transfer, following the Effective Time of the Merger, shares of Parent Common Stock which are owned or later acquired by such persons, and, subject to certain exceptions, requiring the conversion of Parent Class B Common Stock into Parent Class A Common Stock prior to such permitted sales or transfers, and Parent will agree to provide registration rights for the shares of Parent Common Stock held by the Blount Family and certain transferees of the Blount Family.

     A copy of the Registration Rights and Stock Transfer Restriction Agreement is attached hereto as Exhibit IV to the Merger Agreement. The Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus. The description of the Registration Rights and Stock Transfer Restriction Agreement contained in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Registration Rights and Stock Transfer Restriction Agreement attached as Exhibit IV to such Appendix A.

     See "THE MERGER -- Registration Rights and Stock Transfer Restriction Agreement."

CERTAIN CONDITIONS TO THE MERGER; WAIVER AND AMENDMENT

     The respective obligations of Parent, the Subsidiary and the Company to consummate the Merger are subject to the satisfaction or waiver of certain conditions, including, among others, the adoption of the Merger Agreement by the requisite vote of the stockholders of the Company, and certain other conditions customary in transactions of this kind. No federal or state regulatory approval must be obtained in connection with the Merger. At any time before the Merger becomes effective, any party to the Merger Agreement may waive conditions contained therein to its own obligations, to the extent that such obligations, agreements and conditions are intended for its own benefit. In addition, the Merger Agreement may be amended by written instrument signed on behalf of each of the parties thereto. See "THE MERGER -- Certain Conditions to the Merger; Waiver and Amendment."

ABSENCE OF RIGHTS OF DISSENT OR APPRAISAL

     Under the DGCL, the stockholders of the Company will not have dissenters or appraisal rights with respect to the Merger. See "THE MERGER -- Absence of Rights of Dissent and Appraisal."

TERMINATION

     The Merger Agreement provides that it may be terminated, without liability or obligation except for the obligations of Parent with respect to the payment of the expenses of the Merger Agreement and indemnification of the Indemnitees, upon certain conditions, including by the mutual written consent of Parent, the Subsidiary and the Company; by Parent and the Subsidiary upon the occurrence or nonoccurrence of certain specified events; and by the Company upon the occurrence or nonoccurrence of certain specified events. The Merger Agreement also provides that it may be terminated by either Parent or the Company if the Merger is not consummated before January 1, 1996, as such date may be extended pursuant to the Merger Agreement. See "THE MERGER -- Termination."

DIFFERENCES IN RIGHTS OF THE COMPANY STOCKHOLDERS

     At the Effective Time of the Merger, the Company stockholders will become stockholders of Parent. As a result, their rights as stockholders will continue to be governed by the DGCL, but will be subject to the Restated Certificate of Incorporation and By-Laws of Parent, not those of the Company. While the Restated Certificate of Incorporation and By-Laws of Parent following the Effective Time of the Merger will be substantially identical to the present Restated Certificate of Incorporation and amended Bylaws of the Company (other than for changes therein made to reflect adjustments necessitated by the effective three-for-two stock split of Company Common Stock being effected as part of the Merger), the Restated Certificate of Incorporation of Parent will
(i) provide for the mandatory conversion of all outstanding shares of Parent Class B Common Stock into shares of Parent Class A Common Stock if, at any time following the death of Winton M. Blount, the number of shares of Parent Class A Common Stock into which the shares of Parent Class B Common Stock then remaining outstanding are convertible equals less than ten percent (10%) of the aggregate number of shares of Parent Class A Common Stock which would be outstanding following the conversion of all such shares of Parent Class B Common Stock, and
(ii) increase the number of shares of Parent Class A Common Stock and Parent Class B Common Stock authorized to be issued above the number of shares of Company Class A Common Stock and Company Class B Common Stock presently authorized to be issued. Immediately following the Effective Time of the Merger, the outstanding Parent Class B Common Stock will constitute approximately 31% of the outstanding Parent Common Stock, but will be entitled to cast 82% of the votes entitled to be cast by the holders of the Parent Common Stock and elect 75% of the members of the Board of Directors of Parent. The foregoing provision requiring mandatory conversion of Parent Class B Common Stock is designed to insure that the holders of Parent Class B Common Stock do not continue to control Parent when their economic interest in Parent becomes substantially disproportionate to the voting rights of the Parent Class B Common Stock and was a material factor in the favorable recommendation of the Independent Committee. See "COMPARISON OF THE CAPITAL STOCK OF PARENT AND THE COMPANY" and "THE
MERGER -- Reasons of Company and Parent for the Merger."

ACCOUNTING TREATMENT

     The Merger will be accounted for in a manner similar to that in pooling of interests accounting. See "THE MERGER -- Accounting Treatment."

TAX TREATMENT

     The Company has received the opinions of Bradley, Arant, Rose & White, counsel to Parent, and Sutherland, Asbill & Brennan, special counsel to Parent, to the effect that, for federal income tax purposes and based upon certain assumptions, representations and warranties: (i) the Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no gain or loss will be recognized by holders of Company Common Stock who receive Parent Common Stock in the Merger (except in connection with the receipt of cash in lieu of fractional interests in shares of Parent Common Stock); and (iii) the basis of Parent Common Stock received by the stockholders of the Company pursuant to the Merger and the holding period therefor will be the same as the basis and holding period of Company Common Stock surrendered in exchange therefor, provided that such stock was held as a capital asset. See "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

     THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES MAY VARY FOR EACH HOLDER OF SHARES OF COMPANY COMMON STOCK. THE COMPANY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF INCOME TAX AND OTHER TAX CONSEQUENCES ON THEIR OWN PARTICULAR FACTS.

BUSINESS AND MANAGEMENT OF PARENT AND THE COMPANY FOLLOWING THE MERGER

     After consummation of the Merger, the Company will be a wholly-owned subsidiary of Parent. Parent will operate as a holding company for the operations of the Company under the name "Blount International, Inc." The Company will continue to operate its businesses as they are presently conducted under the name "Blount, Inc."

     The Merger Agreement provides that, following the Merger, the Board of Directors and the officers of Parent shall be those persons serving as Directors and officers of the Company immediately prior to the Effective Time of Merger.

     See "THE MERGER -- Business and Management of Parent and the Company Following the Merger" and "MANAGEMENT OF PARENT FOLLOWING THE MERGER."

SUMMARY PRO FORMA CONSOLIDATED SELECTED FINANCIAL INFORMATION

     The following presents selected pro forma consolidated financial information reflecting the Merger and the conversion of Company Common Stock into Parent Common Stock and historical audited February 28, 1995 and unaudited May 31, 1995 consolidated financial information of the Company. The unaudited pro forma balance sheet data gives effect to the Merger as if it had been effective on May 31, 1995. The pro forma income statement data and other data give effect to the Merger as if it has been effective on March 1, 1994.

     The selected pro forma consolidated financial information may not be indicative of the results that actually would have been achieved if the Merger had been in effect as of the date and for the periods indicated or which may be obtained in the future.

     For additional information see "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

                                                     FISCAL YEAR ENDED        THREE MONTHS ENDED
                                                     FEBRUARY 28, 1995           MAY 31, 1995
                                                  -----------------------   -----------------------
                                                               PRO FORMA                 PRO FORMA
                                                   COMPANY      COMBINED     COMPANY      COMBINED
                                                  ----------   ----------   ----------   ----------
                                                  (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
Sales...........................................  $  588,419   $  588,419   $  164,189   $  164,189
Operating income from segments..................     101,887      101,887       30,446       30,446
Income (loss) from continuing operations before
  minority interest, extraordinary gain and
  cumulative effect of accounting changes.......      40,090       40,971       14,279       14,529
Net Income......................................      40,090       40,971       14,279       14,529
Net income per share............................        3.10         2.11         1.10          .75
OTHER DATA:
Per common share dividends
  Class A.......................................  $    .5175   $    .3450   $    .1425   $    .0950
  Class B.......................................       .4675        .3117          .13        .0867
Weighted average common shares outstanding......  12,931,020   19,396,530   12,954,389   19,431,584

                                                                          AT MAY 31, 1995
                                                                     --------------------------
                                                                                      PRO FORMA
                                                                     COMPANY          COMBINED
                                                                     --------         ---------
                                                                         (DOLLAR AMOUNTS IN
                                                                             THOUSANDS)
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Total assets.......................................................  $499,768         $ 501,942
Working capital....................................................   137,805           138,235
Long-term debt.....................................................    97,170            95,670
Total debt.........................................................   102,781           101,281
Shareholders' equity...............................................   216,269           218,193

EQUIVALENT SHARE DATA

     The following table presents comparative historical unaudited per share data for both Parent and the Company, pro forma unaudited per share data for Parent and pro forma equivalent unaudited per share data for the Company. The pro forma amounts assume the Merger had been effective during the periods presented and had been accounted for in a manner similar to that in "pooling of interests" accounting. Parent pro forma amounts represent the combined pro forma results, and the Company pro forma equivalent amounts reflect the Exchange Ratio in the Merger of 1.5 shares of Parent Class A Common Stock for each share of the Company Class A Common Stock and 1.5 shares of Parent Class B Common Stock for each share of the Company Class B Common Stock. The data presented should be read in conjunction with the Pro Forma Condensed Consolidated Financial Statements and the historical financial statements of Parent and Company and the related notes thereto included elsewhere herein or incorporated herein by reference.

                                               FISCAL YEAR ENDED LAST DAY OF    THREE MONTHS ENDED
                                                         FEBRUARY,                    MAY 31,
                                              -------------------------------   -------------------
                                                1995        1994       1993       1995       1994
                                              ---------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
Net income per common share:
  Parent Common Stock.......................  $1,485.01   $ 117.97   $ 916.48   $ 485.44   $ 415.68
  Company Common Stock(1)...................  $    3.10   $   1.92   $    .97   $   1.10   $    .70
  Parent Common Stock pro forma combined....  $    2.11   $   1.13   $    .56   $    .75   $    .51
  Company Common Stock pro forma
     equivalent(2)..........................  $    3.17   $   1.69   $    .84   $   1.12   $    .77
Cash dividends per common share:
  Parent Common Stock.......................  $ 73.6600   $40.1600   $35.3600   $16.0100   $13.9400
  Company Class A Common Stock..............  $   .5175   $  .4625   $  .4500   $  .1425   $  .1250
  Company Class B Common Stock..............  $   .4675   $  .4125   $  .4000   $  .1300   $  .1125
  Parent Class A Common Stock pro forma
     combined...............................  $   .3450   $  .3083   $  .3000   $  .0950   $  .0833
  Parent Class B Common Stock pro forma
     combined...............................  $   .3117   $  .2750   $  .2667   $  .0867   $  .0750
  Company Class A Common Stock pro forma
     equivalent(2)..........................  $   .5175   $  .4625   $  .4500   $  .1425   $  .1250
  Company Class B Common Stock pro forma
     equivalent(2)..........................  $   .4675   $  .4125   $  .4000   $  .1300   $  .1125

                                                               AT FEBRUARY 28, 1995    AT MAY 31, 1995
                                                               ---------------------   ----------------
                                                                                         (UNAUDITED)
Book value per common share:
  Parent Common Stock........................................        $6,463.89            $ 6,933.44
  Company Common Stock.......................................        $   16.13            $    17.13
  Parent Common Stock pro forma combined.....................        $   11.00            $    11.64
  Company Common Stock pro forma equivalent(2)...............        $   16.50            $    17.46

---------------

(1) Income from continuing operations.
(2) Company pro forma equivalent share data is computed by multiplying the Parent pro forma share data by the Exchange Ratio of 1.5.

                                   THE MERGER

          The terms of the Merger are set forth in the Merger Agreement. The description of the Merger which follows summarizes the principal provisions of the Merger Agreement, a copy of which, including all Exhibits thereto, is attached hereto as Appendix A and is incorporated herein by reference. Reference is made thereto for a complete description of the terms of the Merger.

TERMS OF THE MERGER

     The Merger Agreement has been approved by the members of the Boards of Directors of the Company, Parent and the Subsidiary, by Parent as the sole stockholder of the Subsidiary and by the stockholders of Parent.

     Pursuant to the Merger Agreement and the DGCL, the Subsidiary will be merged with and into the Company, and the Company shall be the Surviving Corporation in the Merger. At the Effective Time of the Merger each outstanding share of the Company Class A Common Stock (other than shares owned by Parent) will be converted into 1.5 shares of Parent Class A Common Stock, and each outstanding share of the Company Class B Common Stock (other than shares owned by Parent) will be converted into 1.5 shares of Parent Class B Common Stock.

     If the Merger Agreement is adopted by the requisite vote of the stockholders of the Company and the other conditions to the Merger are satisfied (or waived to the extent permitted), the Merger will be consummated and effected at the time a certificate of merger is filed with the Secretary of State of the State of Delaware.

BACKGROUND OF THE MERGER

     The terms of the Agreements are the result of arm's-length negotiations between the Independent Committee, with the assistance of its financial advisor and legal counsel, on the one hand, and Parent, the Blount Family and their legal counsel, on the other hand. The following is a brief discussion of the background of these negotiations, the Merger and related transactions.

     Prior to October 1979, Winton M. Blount and his family, by reason of their collective ownership of shares of Company Common Stock, directly controlled the Company. During October 1979, Mr. Blount and his family formed Parent and contributed most of the shares of Company Common Stock which they then owned to Parent. Due to the capital structure of Parent, and because Winton M. Blount owned shares of Parent with superior voting rights, Mr. Blount controlled Parent. As a result of these actions, Parent became the controlling stockholder of the Company and Mr. Blount remained the ultimate controlling person of the Company. This control by Mr. Blount of the Company has continued since that time and exists on the date of this Proxy Statement/Prospectus.

     Parent was created by Mr. Blount and his family for a variety of purposes. Parent was also viewed as a vehicle for family investment and business ownership, and as a possible means of retaining wealth in a family controlled entity where control of the Company by the descendants of Mr. Blount was more likely to continue following his death.

     Since the formation of Parent, various changes have occurred which have resulted in the decision by the Blount Family to propose to the Company that Parent be combined with the Company. First, in 1986, additional income taxes were imposed on Parent by reason of the reduction of the dividends received deduction. The impact of this change was significant to Parent and its stockholders because for many years most or all of the income of Parent came from dividends on the Company Common Stock. Second, in 1986, additional taxes were imposed upon the distribution of appreciated property by corporations and, as a result, Parent was effectively precluded or discouraged from making distributions of its Company Common Stock to its stockholders. In addition, similar changes in the federal tax laws regarding the imposition of taxes on liquidations, including the distribution of appreciated property, also make the possibility of a liquidation of Parent less likely.

     Since its formation, Parent has been engaged in a number of businesses other than those related directly to the Company. These businesses were supervised by Samuel R. Blount, one of the sons of Winton M. Blount, who was the principal chief operating officer of Parent for a number of years. In January 1985, however, Samuel R. Blount, through a separate corporate entity, acquired some of these businesses from Parent and thereafter devoted most of his business attention to that separate corporate entity. Principally as a result of this change in the role of Samuel R. Blount, Parent ceased to make any acquisitions and by February 1993 had disposed of all its business operations other than its ownership of Company Common Stock. See "CERTAIN INFORMATION CONCERNING THE BUSINESS OF PARENT."

     When Parent was created, another of the sons of Winton M. Blount, Winton M. Blount III, was an employee and officer of the Company. In 1989, however, Winton
M. Blount III withdrew from his position with the Company in order to acquire separate businesses and to pursue political interests. In 1993 and 1994 he campaigned for election as Governor of the State of Alabama. In addition, Winton
M. Blount III owns eight businesses to which he devotes his business attention. A third son, Joseph W. Blount, also has his own business in Atlanta.

     Principally for these reasons, the Blount Family, together with their advisors, have concluded that the existence of Parent, solely as a holding company for shares of Company Common Stock owned by the Blount Family, no longer serves the purposes of the Blount Family. During the last several years, the Blount Family and its advisors have discussed specific, alternative structures for the Blount Family's ownership of its Company Common Stock.

     On June 1, 1995, representatives of the Blount Family contacted certain officers of the Company to discuss the possibility of a combination of Parent and the Company which would result in the Company becoming a wholly-owned subsidiary of Parent. The proposal would permit members of the Blount Family to contribute their current holdings of Parent preferred stock and common stock (for which there is no public market) to the Blount Family Partnership and to cause such holdings to be exchanged for new Parent Common Stock, which following the Merger would be publicly-traded, thereby enabling the Blount Family over time to make gifts or sales of their interests in a tax efficient manner and eliminating a level of taxation on the dividends now paid on Company Common Stock held by Parent.

     Also on June 1, 1995, the Executive Committee of the Board, consisting of Winton M. Blount, W. Houston Blount, Alfred M. Gleason and John M. Panettiere (the "Executive Committee"), met by conference telephone call to appoint a special committee to consider a possible transaction with Parent and the Blount Family. The Executive Committee appointed Alfred M. Gleason, R. Eugene Cartledge and H. Corbin Day as the Independent Committee. The appointment of the Independent Committee was ratified by the Board on June 26, 1995. The Board is composed of four directors elected by holders of Company Class A Common Stock (the "Class A Directors") and nine directors elected by holders of Company Class B Common Stock (the "Class B Directors"). Mr. Gleason is a Class A Director and Messrs. Cartledge and Day are Class B Directors. Winton M. Blount, either directly or through control of Parent, controls approximately 24 percent of the outstanding Company Class A Common Stock and approximately 84 percent of the outstanding Company Class B Common Stock. None of the members of the Independent Committee is employed by or otherwise affiliated with the Company, Parent or the Blount Family. For a description of the background of Messrs. Gleason, Cartledge and Day, see "MANAGEMENT OF PARENT FOLLOWING THE MERGER -- Directors and Executive Officers."

     On June 2, 1995, counsel for Parent and the Blount Family met with the Independent Committee, representatives of J.P. Morgan, John M. Panettiere, Richard H. Irving, Harold E. Layman and D. Joseph McInnes, President and Chief Executive Officer, Senior Vice president and General Counsel, Senior Vice President and Chief Financial Officer and Senior Vice President, Administration and Corporate Secretary of the Company, respectively, and representatives of the law firm of Cleary, Gottlieb, Steen & Hamilton ("Cleary, Gottlieb"). Counsel for Parent and the Blount Family described the proposed Merger. Thereafter, the Independent Committee, after meeting in executive session, engaged Cleary, Gottlieb as its legal advisor and J.P. Morgan as its financial advisor. Prior to engaging Cleary, Gottlieb and J.P. Morgan, the Independent Committee considered certain information regarding the relationships of such professionals with the Com-pany. Cleary, Gottlieb has represented the Company from time to time in connection with various matters, the principal matters in recent years being the 1993 issuance of 9% Senior Subordinated Notes, and, in 1988, the sale of the Company's Washington Steel Division. For a discussion of the relationship of J.P. Morgan with the Company, see "Opinion of Financial Advisor."

     Subsequent to June 2, 1995, the Independent Committee's legal and financial advisors engaged in discussions with counsel for Parent and the Blount Family concerning the terms of the Merger. On June 23, 1995, the Independent Committee met with its advisors to discuss the Merger, the tax effects thereof, certain terms which had been proposed by counsel for Parent and the Blount Family and the estimated costs of the Merger and its potential effects on the Company. At this time, J.P. Morgan also presented the Independent Committee with information concerning the terms of certain comparable transactions undertaken in recent years by other companies. The Independent Committee viewed the Blount Family's proposal as giving it an opportunity at reasonable cost to the Company to obtain agreements from the Blount Family that, to the extent practicable, would promote increased liquidity in the market for the Company's Common Stock and an orderly transition from Blount Family control to public control of the Company following the death of Winton M. Blount and would provide an opportunity for the Public Stockholders to participate in transactions that might result in a change in control of the Company. The Independent Committee directed its legal advisors to obtain from Parent and the Blount Family a proposed term sheet with regard to the Merger that would respond to the Committee's concerns.

     Counsel for Parent and the Blount Family presented a preliminary term sheet to the Independent Committee's legal advisors on June 28, 1995 and this term sheet was distributed to the members of the Independent Committee. On July 6, 1995, counsel for Parent and the Blount Family presented a revised preliminary term sheet to the Independent Committee's legal advisors, containing certain changes that resulted from discussions between the Blount Family and its legal advisors. The revised term sheet was distributed to the members of the Independent Committee and discussed at a meeting of the Independent Committee on July 10, 1995.

     The principal terms of the revised proposal by Parent and the Blount Family were as follows:

          (i) Subsidiary would merge with and into the Company and the Company would become a wholly-owned subsidiary of Parent. Prior to the Merger, Parent would be recapitalized so as to create two classes of common stock with terms substantially identical to the Company Class A Common Stock and Company Class B Common Stock. The relative proportions of ownership of each class of new Parent Common Stock by the Public Stockholders and the members of Blount Family (including Parent Common Stock held through the Blount Partnership) would be identical to the relative proportions of ownership of each class of Company Common Stock currently held by the Public Stockholders and the Blount Family (including Company Common Stock held through Parent).

          (ii) If the Merger were consummated, Parent would have sufficient net worth at the Effective Time of the Merger (excluding the value of Company Common Stock owned by Parent) to pay up to $1,250,000 in expenses of Parent and the Company attributable to the Merger. If the Merger were not consummated, each of Parent, the Blount Family and the Company would bear its own expenses.

          (iii) Immediately prior to the closing of the Merger, and after provision for the payment of the Company's and Parent's expenses related to the Merger, Parent would have a net worth of $500,000 (excluding the value of Company Common Stock owned by Parent).

          (iv) The Blount Partnership would indemnify Parent for liabilities for which no reserve had been made on Parent's balance sheet arising out of facts and circumstances occurring prior to the Effective Time of the Merger, to the extent that all such liabilities exceeded $500,000. The indemnity would survive for five years with respect to environmental liabilities, three years with respect to liabilities for taxes and two years with respect to any other liabilities.

          (v) An unspecified portion of the Parent Class B Common Stock held by the Blount Partnership and the Blount Family would be converted to Parent Class A Common Stock at the Effective Time of the Merger. Within three years following the death of Winton M. Blount and upon payment of consideration to the Blount Partnership, the Blount Partnership would convert all Parent Class B Common Stock held by it into Parent Class A Common Stock.

          (vi) The Blount Partnership and the Blount Family would agree to certain quantity restrictions on sales or transfers of Parent Common Stock and a requirement that shares of Parent Class B Common Stock sold pursuant to such restrictions would be converted into Parent Class A Common Stock.

          (vii) The Blount Partnership and Blount Family would agree not to sell Parent Common Stock to any purchaser who, as a result of such sale, would be able to elect a majority of the Board of Directors of Parent, unless such transaction would provide the opportunity for all stockholders to participate on equal terms.

          (viii) Parent would provide the Blount Partnership and Blount Family with certain rights to have shares of Parent Common Stock held by them after the Effective Time of the Merger registered under the Securities Act.

     The Independent Committee, after consultation with its legal and financial advisors, determined that the proposed terms were inadequate in certain respects and directed its legal advisors to continue negotiations with representatives of the Blount Family, looking to generation of a new term sheet that would reflect the concerns of the Independent Committee.

     From July 10 through July 17, 1995, the Independent Committee's legal advisors continued to negotiate with counsel for Parent and the Blount Family, resulting in the production of a new term sheet. On July 17, 1995, the Independent Committee reviewed the new term sheet and directed its legal advisors to continue negotiations with respect to certain unresolved issues. The term sheet resolving such matters, with certain further changes, was incorporated into the Agreements.

     As a result of its negotiations, the Independent Committee obtained the following principal concessions from Parent and the members of the Blount
Family:

          (i) Whether or not the Merger is consummated, Parent is to pay for all out-of-pocket expenses incurred by it and the Company in connection with the negotiation of the Merger, the Agreements and the consummation of the Merger, including the fees and expenses of the Independent Committee's legal counsel and financial advisor and the cost of this Proxy Statement/Prospectus. If the Merger is consummated, Parent will establish reserves to pay for such expenses prior to the Effective Time of the Merger.

          (ii) Parent will have a net worth of $500,000 at the Effective Time the Merger (excluding the value of Company Common Stock owned by Parent) and will also have a charitable contribution deduction carryforward of approximately $4.8 million (with a value to the Company of approximately $1.7 million).

          (iii) The Blount Partnership will indemnify the Company, Parent and their respective officers, directors or employees without time limits with respect to all liabilities (a) resulting from any pre-merger acts, omissions or states of fact relating to Parent or its past subsidiaries and
     (b) incurred as a result of any claim, action or proceeding arising out of or related to the Merger. However, the indemnity for pre-Merger liabilities will not cover the first $250,000 of such liabilities or the amounts reserved for any such liability on Parent's balance sheet. Furthermore, the indemnity for Merger-related claims excludes taxes arising from the Merger, will not cover the first $500,000 of liabilities and then applies only to 50% of such liabilities in excess of $500,000.

          (iv) Except under certain limited circumstances permitted under the Agreements, the Blount Partnership and Blount Family will not transfer shares of Parent Common Stock to any person who will hold shares of Parent Common Stock having the right to cast 5% or more of the total votes entitled to be cast by the holders of all Parent Common Stock unless the transferee agrees to make a tender offer or engage in a similar transaction to acquire any and all shares of Parent Common Stock at the highest price per share paid to any such transferor.

          (v) All shares of Parent Class B Common Stock will convert automatically to shares of Parent Class A Common Stock at such time, after the death of Winton M. Blount, as the total number of shares of Parent Class B Common Stock outstanding is less than 10% of the aggregate number of shares of Parent Common Stock then outstanding.

     On July 28, 1995, the Independent Committee met with its legal counsel and J.P. Morgan to review the terms of drafts of the Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement. At that time, the Independent Committee received the oral opinion of J.P. Morgan that, as of such date, the terms of the exchange in the proposed Merger were fair, from a financial point of view, to the Public Stockholders. The Independent Committee unanimously concluded that the Merger is fair to, and in the best interests of, the Company and the Public Stockholders and approved the terms of the Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement. The Independent Committee also recommended that the Board (i) approve the Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement and (ii) recommend to the stockholders of the Company that they adopt the Merger Agreement. J.P. Morgan's oral opinion and the Independent Committee's conclusion and recommendation were subject to verification that the final documentation supports J.P. Morgan's understanding of the proposed transaction.

     The Board met on July 31, 1995. With Winton M. Blount and W. Houston Blount absent during the portion of the meeting concerning such matters, the Board reviewed the terms of the Agreements, consulted with the Independent Committee's legal counsel and J.P. Morgan concerning the Agreements and the transactions contemplated thereby, reviewed the recommendation of the Independent Committee and received the oral opinion of J.P. Morgan to the effect that, as of such date, the terms of the exchange in the proposed Merger were fair, from a financial point of view, to the Public Stockholders. Based in part on the recommendation of the Independent Committee, the members of the Board present during the portion of the meeting at which the Merger was considered unanimously approved the terms of the Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement, determined that the Merger is fair to, and in the best interests of, the Company and the Public Stockholders and recommended to the stockholders of the Company that they adopt the Merger Agreement. Two directors of the Company, in addition to Winton
M. Blount and W. Houston Blount, did not attend the July 31, 1995 meeting of the Board. W. Houston Blount, a director who is the brother of Winton M. Blount, is not affiliated with Parent and is not a party to the Registration Rights and Stock Transfer Restriction Agreement or the Indemnification Agreement.

     The Board's approval of the Agreements was subject to satisfaction on the part of the Independent Committee that (i) certain matters disclosed by Parent to the Company in a disclosure schedule delivered by Parent pursuant to Section
6.6 of the Merger Agreement would not involve significant risk to Parent after consummation of the Merger, and (ii) changes to be made in the language of the Merger Agreement and other documents from the drafts submitted to the Board accurately reflected the agreements described to the Board. On August 17, 1995, the Independent Committee met and reviewed with its legal counsel and J.P. Morgan the matters described in the disclosure schedule and the final versions of the Merger Agreement and related documents. The Independent Committee unanimously concluded that, in view of the reserves to be set aside by Parent under the Merger Agreement and the indemnity provided by the Indemnification Agreement, the matters described in the disclosure schedule would not involve significant risk to Parent following consummation of the Merger. The Independent Committee also unanimously concluded that the Merger Agreement and other documents as changed from the forms of such papers submitted to the Board accurately reflected the agreements described to the Board.

REASONS OF COMPANY AND PARENT FOR THE MERGER

     In making their decisions to approve the Merger Agreement, the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement and to recommend the adoption of the Merger Agreement, the Independent Committee and the Board considered, and based their beliefs regarding the fairness of the terms of the Merger on, among other things, the following factors:

          1. Opinion of Financial Advisor. The Independent Committee and the Board considered J.P. Morgan's opinion, provided orally at the July 31, 1995 meeting and thereafter confirmed in writing, that, as of such date, the terms of the exchange in the proposed Merger are fair, from a financial point of view, to the Public Stockholders. For a summary thereof, see "Opinion of Financial Advisor." The written opinion of J.P. Morgan, dated July 31, 1995, is attached as Appendix B to this Proxy Statement/ Prospectus. Stockholders are urged to read the opinion in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by J.P. Morgan.

          2. State of Market for Company Common Stock. The Independent Committee and the Board considered the current state of the market for the Company's Common Stock, which is characterized by levels of trading and of investment by institutional investors that are relatively lower than those of comparable companies. They considered that more active trading and greater investment by institutions might result in better market performance of the Company's Common Stock and enhance the ability of the Company to raise capital in the public markets. They considered the effect on the market for the Company's stock of the control of the Company by Parent and the Blount Family and the lack of liquidity of the shares held by Parent as a result of restrictions on their disposition under the Securities Act and the fact that disposition of any of such shares would result in taxation both on the gain realized by Parent and on distribution of the net proceeds by Parent to the Blount Family. They considered the desirability to the Company of the Merger as a means of facilitating disposition by the Blount Family of portions of their holdings.

          3. Orderly Transition of Control; Participation of Public Shareholders. The Independent Committee and the Board considered the possibility that the Blount Family might decide to reduce its control over the Company and the need to promote an orderly transition from family control. They also considered the need to protect the Public Stockholders from a potential transfer of control to third parties should the Blount Family sell significant portions of its holdings without the Public Stockholders being able to participate in such transactions and the effects of a potential change in control on the Company's ability to attract and retain management and to successfully broaden its business through acquisitions. They considered the Merger as a means of providing the Blount Family with the ability to dispose of portions of its holdings without transferring control to another party.

          4. Stability of Market for Company Securities; Transfer and Sale Restrictions; Registration Rights. The Independent Committee and the Board considered the terms of stock transfer and sale restrictions and the registration rights contained in the Registration Rights and Stock Transfer Restriction Agreement, which are intended to permit the Blount Family to dispose of portions of their holdings of Parent Common Stock while providing protection to the Company and the Public Stockholders by (a) minimizing the disruption caused by such transactions on the market for Parent Common Stock, (b) protecting the ability of the Parent to raise capital in the public markets and (c) protecting the Public Stockholders against a transfer of control of Parent. In this regard, they concluded that the terms of the Registration Rights and Stock Transfer Restriction Agreement were likely to encourage the orderly and broad distribution of Parent Common Stock by the Blount Family and would provide the Public Stockholders the opportunity to participate in sales of control by the Blount Family to third parties at the same price as that received by the Blount Family. The Independent Committee and the Board also considered the burdens that might be placed on Parent by providing the registration rights, including the likely expenses to be incurred with respect to registration. The Independent Committee and the Board concluded that any such burdens were mitigated by the fact that such registration rights are designed to (i) result in broader distribution of, and greater liquidity for, Parent Common Stock; (ii) help create a more orderly trading market for Parent Common Stock and (iii) facilitate an orderly transition from Blount Family to public control of Parent.

          5. Equalization of Voting Power; Conversion of Parent Class B Common Stock. The Independent Committee and the Board considered the provisions of the Registration Rights and Stock Transfer Restriction Agreement and Parent's Certificate of Incorporation which will result in the equalization of the voting rights of holders of Parent Class B Common Stock and Parent Class A Common Stock by requiring Parent Class B Common Stock to be converted to Parent Class A Common Stock (i) prior to certain stock transfers or sales and (ii) at such time as, after the death of Winton M. Blount, the total number of outstanding shares of Parent Class B Common Stock constitutes less than 10% of the total number of outstanding shares of Parent Common Stock. In this connection, the Independent Committee considered that the Company's two-class, low vote-high vote common stock capitalization had been instituted to insure voting control by the Blount Family. The Independent Committee considered it desirable that, after the death of Winton M. Blount, the voting rights of all shares of Parent Common Stock be equalized so that control by a third party would not be substituted for Blount Family control. The Independent Committee was informed that a number of other corporations having high vote-low vote common stocks had provisions equalizing voting rights, when the high vote class became a relatively small minority of total common equity. The Board of Directors considered that the Independent Committee regarded equalization of the voting rights of the Parent Common Stock as being of particular importance in its negotiations of the terms of the Merger.

          6. Terms of Comparable Transactions. The Independent Committee and the Board considered the terms of certain comparable transactions undertaken in recent years by other companies, and compared them to the terms of the Merger. They considered that such transactions each involved limitations by the controlling stockholders on disposition of their shares, a payment made or consideration given by the controlling stockholders to the public company involved, payment of costs of the transaction by the controlling stockholders, and indemnification by the controlling stockholders for liabilities preexisting on their part or arising from the transaction.

          7. Net Worth of Parent and Charitable Contribution Deduction Carryforward. The Independent Committee and the Board considered that Parent would have net worth of $500,000 at the closing of the Merger (excluding the value of Company Common Stock owned by Parent). The Independent Committee and the Board also considered that Parent would have a charitable contribution deduction carryforward of $4.8 million which, they were informed, would be worth approximately $1.7 million to Parent at the time of the Merger in respect of its federal income taxes for fiscal 1996. The total value of these items to the Parent after the Merger would be approximately $2.2 million.

          8. Payment of Transaction Expenses. The Independent Committee and the Board considered that Parent will pay, or establish reserves prior to the Effective Time of the Merger for, all out-of-pocket expenses incurred by it and the Company in connection with the Merger, including the fees and expenses of the Independent Committee's financial advisor and legal counsel and the costs of this Proxy Statement/Prospectus.

          9. Indemnification. The Independent Committee and the Board considered that the Blount Partnership will indemnify the Company, Parent and their respective officers, directors and employees with respect to all liabilities (a) resulting from any pre-merger acts, omissions or states of fact relating to Parent or its past subsidiaries and (b) incurred as a result of any claim, action or proceeding related to the Merger (other than tax liabilities arising from the Merger). They also considered that the indemnity for pre-merger liabilities does not cover the first $250,000 of such liabilities or any liabilities to the extent reserved for on Parent's balance sheet prior to the Effective Time of the Merger and that the indemnity for Merger-related claims does not cover the first $500,000 of such liabilities and covers only 50% of such liabilities in excess of $500,000. The Independent Committee and the Board regarded the deductibles and sharing provisions as potential offsets against the combined $2.2 million value of the $500,000 guarantee of Parent's net worth and the $1.7 million estimated cash value of the charitable deduction carryforward.

          10. Parent Liabilities. The Independent Committee and the Board considered a balance sheet of Parent at February 28, 1995, audited by Coopers & Lybrand L.L.P., the unaudited financial statements of Parent at May 31, 1995 and the pro forma combined financial statements of Parent and the Company set forth in this Proxy Statement/Prospectus. See "Pro Forma Condensed Consolidated Financial Statements." They also considered, with the assistance of the Independent Committee's legal counsel, the liabilities of Parent described in the disclosure statement delivered by Parent pursuant to Section 6.6 of the Merger Agreement and the provisions of the Merger Agreement requiring Parent to set aside reserves with respect to such liabilities prior to the Effective Time of the Merger.

          11. Tax Treatment of Merger. The Independent Committee and the Board considered that the opinions of Bradley, Arant, Rose & White and Sutherland, Asbill & Brennan as to the tax free status of the Merger under
     Section 368(a)(1)(B) of the Code were required as a condition to the consummation of the Merger. See "CERTAIN FEDERAL INCOME TAX
     CONSIDERATIONS."

          12. Accounting Treatment of Merger. The Independent Committee and the Board considered that the Merger would be accounted for in a manner similar to that in pooling of interests accounting and, accordingly, would not result in the creation of goodwill on the part of Parent following the Merger.

          13. Structure of the Company after the Merger. The Independent Committee and the Board considered that the Merger would not itself alter the relative ownership and voting power of the Blount Family and the Public Stockholders and that the business and management of the Company would be unchanged by the Merger. The Independent Committee and the Board also considered that the holding company structure resulting from the Merger would not be likely to adversely affect the market for Parent Common Stock or the Company's future cost of capital.

          14. Report of Independent Committee. The Board also considered and took into account the recommendation of the Independent Committee.

     The foregoing discussion of the information and factors considered by the Independent Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Independent Committee and the Board. In reaching their determinations to approve and recommend the Merger, the Independent Committee and the Board did not assign any relative or specific weights to the foregoing factors, although the Independent Committee reported to the Board that it had relied on the opinion of J.P. Morgan, the first-numbered factor, and had considered the factors numbered 2 through 5 as being of particular importance to it in reaching its conclusions. Individual directors may have given differing weights to different factors.

     The decision of the Board of Directors of Parent to approve the Merger Agreement was based upon, among other things including the benefits likely to be afforded to the stockholders of Parent (see "Interests of Certain Named Persons in the Merger"), the following considerations:

          1. Consolidation of Control of the Company. The consummation of the transactions contemplated by the Merger Agreement will increase Parent's ownership and voting control of the Company to 100%, and following the Merger the Company will be a wholly-owned subsidiary of Parent.

          2. Create a Public Market for Parent Common Stock. The Merger will result in Parent Common Stock becoming publicly-traded and listed on the NYSE, thereby resulting in a public market for Parent Common Stock, which previously was closely held by the Blount Family.

          3. Reduce Administrative Costs. The Merger will eliminate the need for certain administrative services at the Parent level which would be duplicative of services provided by the Company. See "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS".

          4. Registration Rights. In connection with the consummation of the Merger, the Blount Partnership, members of the Blount Family and certain related persons will, under the Registration Rights and Stock Transfer Restriction Agreement, be afforded certain rights obligating Parent to register under the Securities Act sales by such persons of Parent Common Stock and pay certain of the expenses associated with such registrations. See "Registration Rights and Stock Transfer Restriction Agreement."

RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY

     THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY PRESENT AT THE MEETING HELD JULY 31, 1995 UNANIMOUSLY CONCLUDED (WITH WINTON M. BLOUNT AND W. HOUSTON BLOUNT ABSENT FROM THE PORTION OF THE MEETING AT WHICH THE MATTER WAS CONSIDERED) THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND THE PUBLIC STOCKHOLDERS AND RECOMMENDED TO THE STOCKHOLDERS OF THE COMPANY THAT THEY VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT. TWO DIRECTORS OF THE COMPANY, IN ADDITION TO WINTON M. BLOUNT AND W. HOUSTON BLOUNT, DID NOT ATTEND THE JULY 31, 1995 MEETING OF THE BOARD.

OPINION OF FINANCIAL ADVISOR

     Pursuant to an agreement dated June 16, 1995 (the "Engagement Agreement"), J.P. Morgan was retained by the Independent Committee to act as financial advisor and render an opinion to the Independent Committee and the Board of Directors with respect to the fairness from a financial point of view to the Public Stockholders of the Company of the terms of the exchange in the Merger. At meetings of the Independent Committee on July 28, 1995 and of the Company's Board of Directors on July 31, 1995, J.P. Morgan advised the Independent Committee and the Board of Directors that, as of those dates, in J.P. Morgan's opinion, the terms of the exchange in the proposed Merger were fair, from a financial point of view, to the Public Stockholders of the Company. J.P. Morgan subsequently furnished to the Independent Committee its written opinion dated July 31, 1995 (the "J.P. Morgan Opinion") to that effect, confirming its July 31, 1995 oral opinion. The J.P. Morgan Opinion was based upon and subject to the matters set forth below.

     A COPY OF THE J.P. MORGAN OPINION DATED JULY 31, 1995, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THE J.P. MORGAN OPINION IN ITS ENTIRETY. THE J.P. MORGAN OPINION IS ADDRESSED ONLY TO THE INDEPENDENT COMMITTEE AND THE BOARD OF DIRECTORS, IS DIRECTED ONLY TO THE TERMS OF THE EXCHANGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF THE COMPANY AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

     In connection with rendering the J.P. Morgan Opinion, J.P. Morgan reviewed, among other things: (i) the Merger Agreement, including the Registration Rights and Stock Transfer Restriction Agreement and the Indemnification Agreement attached as exhibits thereto; (ii) a draft of this Proxy Statement/Prospectus;
(iii) publicly available terms of certain transactions comparable to the Merger and the terms of those transactions; (iv) publicly available information on companies who have established holding companies in the absence of a specific transaction; (v) the audited financial statements of the Company and the Parent for the fiscal year ended February 28, 1995, and the unaudited financial statements of the Company and the Parent for the period ended May 31, 1995; (vi) information relating to the past operations and financial results of Parent; and
(vii) such other financial studies and analyses and such other information as it deemed relevant and appropriate.

     J.P. Morgan's review of comparable transactions included certain publicly available information on the terms of transactions that, due to characteristics of the transactions, were deemed by J.P. Morgan to be similar in certain respects to the transactions contemplated by the Merger Agreement. This review was conducted to assess the general parameters of transactions of this type. The transactions which J.P. Morgan judged to be most comparable were the exchange of the common shares of Wal-Mart Stores, Inc., a publicly-held corporation, held by Walton Enterprises, Inc., a closely-held corporation, resulting in the exchanged shares being held by a limited partnership owned by the former owners of Walton Enterprises, Inc. and the merger of Heco, Inc., a closely-held corporation, with and into Hechinger Company, a publicly-held corporation, resulting in the shares of the surviving corporation being held directly by certain individuals, partnerships and trusts which were shareholders of Heco, Inc. prior to the merger. These transactions each involved limitations by the controlling stockholders on disposition of their shares, a payment made or consideration given by the controlling stockholders to the publicly-held corporation involved, payment of costs of the transaction by the controlling stockholders, and indemnification by the controlling stockholders for the liabilities preexisting on their part or arising from the transaction.

     Under the Parent's Certificate of Incorporation, at such time as, after the death of Winton M. Blount, the total number of outstanding shares of Parent Class B Common Stock constitutes less than 10% of the total number of outstanding shares of Parent Common Stock, all shares of Parent Class B Common Stock will automatically convert to Parent Class A Common Stock. J.P. Morgan regarded this equalization of the voting rights of the Parent Common Stock as being of importance in determining the fairness of the terms of the exchange in the Merger because it would result in the Blount Family relinquishing its super-voting rights. J.P. Morgan also considered the fact that a number of corporations having dual classes of high and low vote common stock have provisions equalizing voting rights when the high vote class becomes a relatively small minority of the two classes combined.

     In addition, J.P. Morgan held discussions with members of the management and agents of the Company with respect to certain aspects of the Merger, the past and current business operations of the Parent, Parent's financial condition and future prospects and operations, the effects of the Merger on the financial condition and future prospects of the Company and Parent and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

     In giving its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by the Company and the Parent or otherwise reviewed by it, and J.P. Morgan did not assume any responsibility or liability therefor. J.P. Morgan did not conduct a valuation of the Company or Parent and did not state any opinion on the absolute value of either. J.P. Morgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any such valuations or appraisals provided to J.P. Morgan. In relying on financial analyses and estimates of expenses provided, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Parent to which such analyses or estimates of expenses relate. J.P. Morgan also assumed the accuracy of Parent's representations and warranties set forth in the Merger Agreement, that the Merger will have the tax and accounting consequences described in this Proxy Statement, and in discussions with, and materials furnished to J.P. Morgan by, representatives of the Company, and that the transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and this Proxy Statement. J.P. Morgan was engaged to opine only on the fairness of the Merger from a financial point of view and was not involved in the structuring of the Merger. J.P. Morgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

     The J.P. Morgan Opinion indicates that it is based on economic, market and other conditions as in effect on, and the information available to J.P. Morgan as of, the date thereof. The J.P. Morgan Opinion also states that subsequent developments may affect the opinion and that J.P. Morgan has no obligation to update, revise, or reaffirm the J.P. Morgan Opinion.

     J.P. Morgan has also expressed no opinion as to the price at which Parent Common Stock will trade if and when issued or at any future time. The J.P. Morgan opinion states that other factors after the date thereof may affect such prices and the value of the businesses of the Company and Parent after consummation of the Merger, including but not limited to (i) the disposition of Parent Common Stock by stockholders of Parent after the effective date of the Merger, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) changes in the current capital markets and (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of Parent.

     The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description, J.P. Morgan believes that its analyses must be considered as a whole and that selecting portions thereof could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it considered reasonable, including assumptions concerning general business and economic conditions and industry specific factors. As noted above, J.P. Morgan did not independently verify any information supplied by the Company and Parent and assumed that the estimates of expenses had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and Parent as to expected future financial results and conditions of the Company and Parent. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be sold.

     The J.P. Morgan Opinion is provided for the benefit of the Independent Committee and the Board of Directors of the Company in connection with and for purposes of their evaluation of the Merger, is not on behalf of any stockholders of the Company or any other person other than the Independent Committee and the Board of Directors of the Company and may not be used or relied on for any other purpose.

     J.P. Morgan is an internationally recognized investment banking firm, and as a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes.

     Pursuant to the Engagement Agreement, the Company has paid J.P. Morgan a fee of $350,000 for its financial advisory services, including the rendering of its opinion. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses (including the reasonable fees and expenses of counsel), estimated to be $40,000, and to indemnify J.P. Morgan against certain liabilities and expenses in connection with its engagement, including liabilities under the federal securities laws.

     The Company has been advised that in the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of the Company for their own accounts, or for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities.

     Excluding its fee for acting as financial advisor, J.P. Morgan and its affiliates have received fees from the Company totaling approximately $1.9 million since January 1993, the majority of which related to the Company's issuance of high yield debt securities in 1993 and credit-related fees. An affiliate of J.P. Morgan is one of the Company's commercial lenders and acts as agent bank under the Company's principal credit facility.

INTERESTS OF CERTAIN NAMED PERSONS IN THE MERGER

     In considering the recommendation of the Board of Directors of the Company with respect to adopting the Merger Agreement and the transactions contemplated thereby, stockholders of the Company should be aware that certain stockholders, employees, officers and directors of the Company have certain interests in the Merger that are in addition to the interests of stockholders of the Company generally.

     Ownership. As of the Record Date, Parent owned an aggregate of 2,075,048 shares of the Company Class A Common Stock (excluding shares which may be acquired upon conversion of convertible securities), or approximately 24% of the shares of the Company Class A Common Stock outstanding on such date, and 2,803,232 shares of the Company Class B Common Stock, or approximately 71% of the shares of the Company Class B Common Stock outstanding on such date. In addition, as of such date, the Blount Family beneficially owns, exclusive of shares of Company Common Stock owned by Parent, 239,639 additional shares of Company Class A Common Stock (excluding shares which may be acquired upon conversion of convertible securities), or approximately 3% of the shares of the Company Class A Common Stock outstanding on such date, and 874,658 additional shares of the Company Class B Common Stock, or approximately 22% of the shares of the Company Class B Common Stock outstanding on such date. In addition, Winton M. Blount, the founder of the Company, is the Chairman of the Board and a director of the Company and his brother, W. Houston Blount, is a director of the Company. By virtue of the foregoing relationships, the Merger presented a conflict of interest on the part of Winton M. Blount and a potential conflict of interest on the part of his brother in determining the terms of the Merger Agreement. Accordingly, Winton M. Blount and W. Houston Blount excused themselves from all meetings or portions of meetings of the Board at which the

Merger was discussed and did not vote in connection with the approval by the Board of Directors of Merger Agreement.

     Existing Employment Agreements. Although no substantive changes in the terms or conditions of such agreements will be made, Parent will assume or guarantee, at the Effective Time of the Merger, employment agreements between the Company and certain of its executive officers and other employees.

     Benefits to Blount Family. The Merger may also result in substantial tax benefits to the Blount Family. At present, because Parent holds less than 80% of the Company Common Stock outstanding, any dividends paid by the Company to Parent are (albeit it subject to an 80% dividends received deduction under the Code taxed first at Parent corporate level and, assuming that Parent makes a further distribution of the proceeds of Company dividends to its stockholders, such amounts would be taxed a second time upon receipt by the Blount Family. In addition, the proceeds of any sale by Parent of Company Class A Common Stock or Company Class B Common Stock would be taxed first at Parent corporate level and, assuming Parent distributed the proceeds of such sale to its stockholders, would be taxed a second time upon receipt by the Blount Family. As a result of the Merger, any dividends paid by Parent and received by the Blount Partnership would be taxed only once, and the Blount Family would be able to dispose of its interests in the Company through the sale of publicly traded Parent Common Stock.

     Pursuant to the Merger Agreement, Parent is required to, and is required to cause the Surviving Corporation to, jointly and severally indemnify, defend and hold harmless the present and former officers and directors of Parent, including certain members of the Blount Family, against all losses, expenses (including attorneys' fees), claims, damages, costs, liabilities or judgements or amounts that are paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time of Merger or required under the DGCL (and shall also pay expenses in advance of the final disposition of any claim to each Indemnified Party) to the fullest extent permitted, and under the terms and conditions provided by, the DGCL. Parent is also required to use its best efforts to arrange to have the Indemnified Parties named as insureds under, or otherwise covered by, the Company's officers and directors liability insurance policy which will be continued by Parent (as long as any such policy shall be in force), provided that such action shall not involve unreasonable cost to Parent. As part of the expenses of the Merger to be borne by Parent, Parent will pay or make provision for payment of the increased cost associated with providing the required insurance coverage for the Indemnified Parties.

     The Merger will provide certain additional benefits to the Blount Family and the Blount Partnership, including certain registration rights with respect to the shares of Parent Common Stock that it will hold following the consummation of the Merger. See "Registration Rights and Stock Transfer Restriction Agreement."

INDEMNIFICATION BY PARENT AND THE BLOUNT PARTNERSHIP

     Merger Agreement. In the Merger Agreement, Parent has agreed, subject to certain limitations, to indemnify the Indemnitees and to hold the Indemnitees harmless from all damages and liabilities incurred by any Indemnitee as a result of any claims made against any Indemnitee which arise out of or relate to the Merger, including claims made by J.P. Morgan pursuant to certain of the terms of the Engagement Agreement. The obligations of Parent to indemnify and to hold the Indemnitees harmless are specifically limited in the Merger Agreement.

     Limitation on Indemnification in the Merger Agreement. The Merger Agreement provides that Parent has no obligation to the Indemnitees for (i) any liability or damage incurred which arises out of or relates to the enforcement, application or interpretation of any law, rule, statute, regulation or other pronouncement or finding concerning the treatment of the Merger for tax purposes; (ii) the first $500,000 of aggregate liabilities or damages incurred by the Indemnitees as a result of claims which arise out of or relate to the Merger (other than claims relating to treatment of the Merger for tax purposes), or for greater than fifty percent (50%) of the liabilities or damages in excess of such $500,000 aggregate amount; (iii) for consequential or punitive damages as a result of Parent's breach or violation of the indemnification provisions of the Merger Agreement; or (iv) any liability or damage arising from acts or omissions of the Company that is imposed upon Parent because of Parent's ownership of the stock of, or alleged control of, the Company (other than claims against the Company with respect to the Merger). The indemnification obligations of Parent under the Merger Agreement are replaced by those under the Indemnification Agreement upon the consummation of the Merger.

     Stockholders are urged to read carefully the indemnification provisions set forth in the Merger Agreement attached as Appendix A to this Proxy Statement/Prospectus.

     Indemnification Agreement. As a condition to the consummation of the Merger, the Blount Partnership has agreed to execute and deliver to Parent on the Closing Date the Indemnification Agreement pursuant to which the Blount Partnership will be obligated, subject to certain limitations, to indemnify the Blount Indemnified Persons and to hold the Blount Indemnified Persons harmless from all damages and liabilities incurred by any Blount Indemnified Person as a result of any claims made against any Blount Indemnified Person which arise out of or relate to the Merger (other than claims relating to the treatment of the Merger for tax purposes), including claims made by J.P. Morgan pursuant to certain of the terms of the Engagement Agreement, or the acts or omissions of, or states of fact relating to, Parent, its employees or agents, or any past subsidiaries or any employees or agents of past subsidiaries of Parent prior to the Effective Time of the Merger. The obligations of the Blount Partnership to indemnify and to hold the Blount Indemnified Persons harmless are specifically limited in the Indemnification Agreement.

     Limitations of the Indemnification Agreement. The Indemnification Agreement provides that the Blount Partnership has no obligation to the Blount Indemnified Persons for (i) any liability or damage which arises out of or relates to the enforcement, application or interpretation of any law, rule, statute, regulation or other pronouncement or finding concerning the treatment of the Merger for tax purposes; (ii) the first $500,000 of aggregate liabilities or damages incurred by the Blount Indemnified Persons as a result of claims which arise out of or relate to the Merger (other than claims relating to the treatment of the Merger for tax purposes), or for greater than fifty percent (50%) of such liabilities or damages in excess of such $500,000 aggregate amount; (iii) the first $250,000 of aggregate liabilities or damages incurred by the Blount Indemnified Persons as a result of the acts or omissions of, or states of fact relating to, Parent, its employees or agents, or any past subsidiaries or any employees or agents of any past subsidiaries of Parent, prior to the Effective Time of the Merger to the extent such liabilities or damages exceed the aggregate reserves for such liabilities on the financial statements of Parent (other than reserves established pursuant to the Merger Agreement for expenses related to the Merger) as in existence immediately prior to the Effective Time of the Merger; (iv) for consequential or punitive damages as a result of its breach or violation of the Indemnification Agreement; or (v) any liability or damage arising from acts or omissions of the Company that is imposed upon Parent because of Parent's ownership of the stock of, or alleged control of, the Company (other than claims against Parent with respect to the Merger).

     The Indemnification Agreement also provides that the future obligations of the Blount Partnership thereunder will immediately cease, and the existing obligations of the Blount Partnership thereunder shall be deemed fully satisfied, upon the date and time (the "Termination Date") that the Blount Partnership establishes an escrow account with an institution and on terms reasonably satisfactory to Parent (the "Escrow Account") intended by the Blount Partnership to satisfy any claims made against the Blount Partnership under the Indemnification Agreement for which notice has been given to the Blount Partnership prior to the Termination Date or which the parties to the Indemnification Agreement are then aware of grounds for the assertion of which against the Blount Partnership may exist; provided, however, that the Termination Date may not occur until the earlier of the three year anniversary of the execution and delivery of the Merger Agreement, or two years following the death of Winton M. Blount; and provided further, that the Blount Partnership must establish an Escrow Account prior to making any distribution which would cause the Blount Partnership to have net assets with a fair market value of less than $10,000,000 or promptly upon the Blount Partnership otherwise ceasing to have net assets with a fair market value of at least $10,000,000. The Escrow Account must consist of cash, shares of Parent Common Stock, certificates of deposit, obligations of the United States government, commercial paper or other lowrisk, highly liquid securities, the fair market value of which is determined by arbitration to be sufficient in amount (taking into account the stability of the fair market value of the assets to be held in the Escrow Account) to satisfy any claims made against the Blount

Partnership by any Blount Indemnified Persons under the Indemnification Agreement or which the parties to the Indemnification Agreement are then aware of grounds for the assertion of which against the Blount Partnership may exist. Following the Termination Date and the establishment of the Escrow Account, the liability of the Blount Partnership under the Indemnification Agreement is limited to the assets contained in the Escrow Account.

     A copy of the Indemnification Agreement is attached hereto as Exhibit III to the Merger Agreement which Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus, and stockholders are urged to review carefully the Indemnification Agreement.

REGISTRATION RIGHTS AND STOCK TRANSFER RESTRICTION AGREEMENT

     Stock Transfer Restrictions. As a condition to consummation of the Merger, members of the Blount Family, the Blount Partnership and Parent will enter into the Registration Rights and Stock Transfer Restriction Agreement pursuant to which the members of the Blount Family and the Blount Partnership will agree to certain restrictions on their ability to sell or transfer, following the Effective Time of the Merger, shares of Parent Common Stock which are owned or later acquired by such persons, and Parent will agree to provide registration rights for the shares of Parent Common Stock held by the Blount Family and certain transferees of the Blount Family.

     Subject to certain specific exceptions, in order to transfer shares of Parent Class B Common Stock to any person other than a Permitted Transferee, a holder of such shares subject to the Registration Rights and Stock Transfer Restriction Agreement must first convert the shares of Parent Class B Common Stock to be transferred into shares of Parent Class A Common Stock. As defined in the Registration Rights and Stock Transfer Restriction Agreement, a "Permitted Transferee" includes, among others, any of the lineal descendants, spouses of lineal descendants and lineal descendants of such spouses, including adopted children of each of such persons, of the parents of Winton M. Blount (each a "Family Transferee"); the custodian under any Uniform Transfers to Minors Act or similar law for a minor who is a Family Transferee; the trustee of a trust created principally for the benefit of one or more Family Transferees; certain split-interest trusts of which at least one Family Transferee is a beneficiary; corporations, partnerships and limited liability companies controlled by one or more Family Transferees or the Permitted Transferees of such Family Transferees; the estate of a Family Transferee; the guardian, conservator or custodian of any disabled Family Transferee; a nominee of any Family Transferee (provided that such Family Transferee retains the power to vote and dispose of the shares held in the nominee's name); and Parent or any subsidiary of Parent.

     In addition to the requirement that shares of Parent Class B Common Stock subject to the Registration Rights and Stock Transfer Restriction Agreement must, subject to certain specific exceptions, be converted into shares of Parent Class A Common Stock before being transferred to any person other than a Permitted Transferee, the Primary Holders (as defined herein) will agree in the Registration Rights and Stock Transfer Restriction Agreement that they would not sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Parent Common Stock except: (i) to a Permitted Transferee; (ii) to any organization to which contributions are deductible for federal income, estate, or gift tax purposes; (iii) pursuant to sales on a national securities exchange or by means of an inter-dealer quotation system maintained by a registered securities association, provided that each Primary Holder, on an aggregated basis with sales by Permitted Transferees to which it has transferred shares of Parent Common Stock after August 17, 1995, may only sell that number of shares of Parent Common Stock as would be permitted to be sold by an affiliate of the Company pursuant to Rule 144 under the Securities Act (in any three-month period, 1% of the outstanding class of Parent Common Stock), whether or not such Primary Holder is an affiliate of Parent or otherwise subject to the provisions of Rule 144; (iv) transfers or sales effected without registration on terms and under circumstances corresponding to the terms and circumstances on and under which exempt private placements may be made by the Company, provided that, with certain exceptions, the transferee together with any group (within the meaning of Section 13(d)(3) under the Exchange Act) of which such transferee is a member would not hold shares of Parent Common Stock having the right to cast 5% or more of the total votes entitled to be cast by the holders of Parent Common Stock when voting together as a single class unless the transferee agrees to offer to acquire, within 180 days of its agreement to purchase such shares, any and all shares of

Parent Common Stock then outstanding at the highest price per share paid by the transferee to the transferor by means of a tender offer, merger or other similar transaction; (v) pursuant to offerings registered under the Securities Act and made pursuant to the registration rights provisions of the Registration Rights and Stock Transfer Restriction Agreement; (vi) to a pledgee pursuant to a bona fide pledge of shares of Parent Common Stock as collateral security for indebtedness due to the pledgee; (vii) sales, transfers or exchanges pursuant to tender or exchange offers for Parent Common Stock extended equally to all stockholders of Parent on a pro rata basis, provided, that (A) the per share consideration received in such transaction by Restricted Holders is the same as that offered to other holders of Parent Common Stock, (B) unless Restricted Holders no longer beneficially own in the aggregate shares of Parent Common Stock subject to the provisions of the Registration Rights and Stock Transfer Restriction Agreement having the right to cast 15% or more of the total votes entitled to be cast by the holders of Parent Common Stock when voting together as a single class or a person or group (within the meaning of Section 13(d)(3) under the Exchange Act) who is not or does not include a Restricted Holder beneficially owns shares of Parent Common Stock having the right to cast the majority of the votes entitled to be cast by the holders of Parent Common Stock when voting together as a single class, such offer must be to acquire all of the outstanding Parent Common Stock, (C) unless such offer is to acquire all of the outstanding Parent Common Stock, Restricted Holders may only tender Parent Class A Common Stock pursuant to such offer and (D) if, as a result of such offer, the holders of shares of Parent Common Stock immediately prior to such offer, in their capacity as such stockholders, receive capital stock of the entity making such offer having 50% or more of the combined voting power of the capital stock of such entity, then the provisions of the Registration Rights and Stock Transfer Restriction Agreement remain in effect with respect to the capital stock of such entity received by the Restricted Holders pursuant to such offer;
(viii) transfers, exchanges or other dispositions of Parent Common Stock pursuant to any merger or consolidation involving Parent, provided, that the per share consideration received in such transaction by Restricted Holders is the same as the per share consideration received by the other holders of Parent Common Stock and, unless as a result of such transaction the holders of shares of Parent Common Stock immediately prior to such transaction in their capacity as such holders, receive less than 50% of the combined voting power of the surviving or resulting entity, the provisions of the Registration Rights and Stock Transfer Restriction Agreement shall remain in effect with respect to the capital stock of the surviving or resulting entity in such transaction; and (ix) transfers, exchanges or other dispositions of Parent Common Stock pursuant to any recapitalization, reorganization, reclassification, change of domicile merger or other similar transaction in which there is no change in the relative percentages of ownership among the holders of the capital stock of the resulting or surviving entity from the percentages of ownership of Parent Common Stock existing immediately prior to such transaction, provided, that the provisions of the Registration Rights and Stock Transfer Restriction Agreement remain in effect with respect to the capital stock of such surviving or resulting entity. The restriction on the number of shares which may be sold pursuant to clause
(iii) of the immediately preceding sentence terminates four years following the date of the Registration Rights and Stock Transfer Restriction Agreement, and the restriction described in clause (iv) of the immediately preceding sentence terminates at any time after (i) the Restricted Holders beneficially own in the aggregate shares of Parent Common Stock subject to the provisions of such agreement having the right to cast less than 15% of the total votes entitled to be cast by the holders of Parent Common Stock voting together as a single class or constituting less than 15% of the aggregate number of the outstanding shares of Parent Common Stock, whichever shall first occur, or (ii) a person or group (within the meaning of Section 13(d)(3) under the Exchange Act) who is not or does not include a Restricted Holder beneficially owns shares of Parent Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Parent Common Stock when voting together as a single class. As defined in the Registration Rights and Stock Transfer Restriction Agreement, the term "Primary Holder" refers to the Blount Family together with the Blount Partnership, and the term "Restricted Holder" refers to a Primary Holder and any person or legal entity which from time to time becomes subject to the restrictions on transfer of Company Common Stock set forth in certain sections of the Registration Rights and Stock Transfer Restriction Agreement.

     The Registration Rights and Stock Transfer Restriction Agreement sets forth exceptions to the general requirement that shares of Parent Class B Common Stock may not be transferred by a Primary Holder to any person other than a Permitted Transferee without first converting the shares of Parent Class B Common Stock to be transferred into shares of Parent Class A Common Stock. A Primary Holder or any transferee of a Primary Holder that has become subject to the Registration Rights and Stock Transfer Restriction Agreement may transfer shares of Parent Class B Common Stock, without converting such shares, if as a result of, and after giving effect to such transfer, the transferee, together with any group (within the meaning of Section 13(d)(3) under the Exchange Act) of which such transferee is a member, would not hold shares of Parent Common Stock having the right to cast five percent (5%) or more of the total votes entitled to be cast by the holders of Parent Common Stock when voting together as a single class; the transferee agrees (i) to offer to acquire any and all shares of Parent Common Stock then outstanding at the highest price per share paid by the transferee to the transferor, and (ii) unless such transferee thereafter makes such offer and acquires all shares of Parent Common Stock tendered to it within 180 days of the initial transfer to it of shares of Parent Class B Common Stock, such transferee shall have no voting rights with respect to, and may be enjoined from exercising any voting rights with respect to, any shares of Parent Common Stock beneficially owned by such transferee, and any shares of Parent Class B Common Stock acquired by such transferee pursuant to such transaction shall, upon the expiration of such 180 day period, be converted automatically into shares of Parent Class A Common Stock; if the transferee is a Primary Holder or a Permitted Transferee who agrees to become subject to the Registration Rights and Stock Transfer Restriction Agreement; or if the transaction is one described in clauses (vii), (viii) or (ix) of the first sentence of the immediately preceding paragraph.

     The Registration Rights and Stock Transfer Restriction Agreement provides that if, by reason of any proposed change in the ownership of the stock, partnership interests or member interests, or the identity or ownership interests of the managers of a Permitted Transferee (other than the Blount Partnership) which is a corporation, partnership or limited liability company, such entity would no longer qualify as a Permitted Transferee, then the event by which such proposed change of ownership shall occur shall be deemed to be a disposition of all of the Parent Common Stock previously transferred to such entity as a Permitted Transferee which is then held by such entity which disposition must comply with the provisions of the Registration Rights and Stock Transfer Restriction Agreement. Notwithstanding the provisions the Registration Rights and Stock Transfer Restriction Agreement described in the immediately preceding sentence, pledges may be made of the stock, partnership interests or member interests in, or the ownership interests in the managers of, such Permitted Transferee, provided, such Permitted Transferee has agreed in connection with such pledge that, in the event of foreclosure or other similar action by the pledgee, any shares of Parent Class B Common Stock owned by such Permitted Transferee will either be (i) transferred to a Permitted Transferee of the pledgor who, if not a Primary Holder, becomes a Restricted Holder with respect to such shares of Parent Class B Common Stock or (ii) converted into shares of Parent Class A Common Stock.

     The Registration Rights and Stock Transfer Restriction Agreement provides that no general or limited partnership interest in, and no stock of any corporate general partner of, the Blount Partnership may be transferred to any person who is not a Primary Holder, a Family Transferee, a Permitted Transferee or an organization to which contributions are deductible for federal income, estate or gift tax purposes without the prior written consent of Parent. The provisions of the Registration Rights and Stock Transfer Restriction Agreement described in the immediately preceding sentence cease to be applicable at any time after either (i) the Restricted Holders no longer beneficially own, directly or indirectly, in the aggregate shares of Parent Common Stock which are subject to the provisions of the Registration Rights and Stock Transfer Restriction Agreement having the right to cast 15% or more of the total votes entitled to be cast by the holders of the Parent Common Stock voting together as a single class or (ii) a person or group (within the meaning of Section 13(d)(3) of the Exchange Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Parent Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Parent Common Stock when voting together as a single class, whichever shall first occur.

     Upon the liquidation or dissolution of Parent or upon the occurrence of any reorganization, merger or other transaction in which holders of shares of Parent Common Stock immediately prior to such event, in their capacity as such holders, receive less than 50% of the combined voting power of the surviving or resulting entity, the provisions of the Registration Rights and Stock Transfer Restriction Agreement restricting the sale or transfer by the Restricted Holders of Parent Common Stock terminate.

     Registration Rights. Pursuant to the Registration Rights and Stock Transfer Restriction Agreement, if Parent receives at any time a written request from a Primary Holder requesting that Parent file a registration statement under the Securities Act covering the registration for sale (which must be by means of an underwritten offering unless otherwise agreed by Parent) in the aggregate of not less than 600,000 shares of Parent Common Stock (subject to adjustments for changes in the capital structure of Parent) or shares of Parent Common Stock (subject to adjustment for changes in the capital structure of Parent) or shares of Parent Common Stock having a minimum value of $20,000,000, then Parent must give written notice of such request to all Holders (as defined herein) and must effect the registration under the Securities Act of all Registerable Securities (as defined herein) which the Holders request to be registered (subject to reduction in certain circumstances); provided that Parent may delay the filing of such registration for specified periods if, as a result of such registration, Parent would be required to disclose nonpublic information as to which Parent has a valid business reason for deferring disclosure. Parent is obligated under the Registration Rights and Stock Transfer Restriction Agreement to effect no more than three such registrations, and is not obligated to take any action in response to a written request for registration prior to 18 months following the effective date of a registration filed by Parent pursuant to a previous written request of a Primary Holder. As defined in the Registration Rights and Stock Transfer Restriction Agreement, the term "Holder" refers to the Primary Holders together with the Permitted Transferees, and the term "Registerable Securities" means any shares of Parent Common Stock owned by any of the Holders.

     In addition, if Parent proposes to register any of its stock under the Securities Act in connection with the public offering of such securities solely for cash, then Parent must promptly give written notice of such registration to each Holder. Subject to the restrictions of the Registration Rights and Stock Transfer Restriction Agreement, Parent must cause to be registered under the Securities Act the Registrable Securities that each such Holder may request to register. Parent is also obligated to file a registration statement on Form S-3 under the Securities Act under certain circumstances and subject to certain limitations in the event that one or more Holders are not able to sell shares of Registerable Securities under the provisions of Rule 144 or Rule 145 during the two-year period following the consummation of the Merger because of the holding period restriction under Rule 144 (including the application thereof under Rule
145).

     Other than underwriting discounts, commissions and the fees and disbursements of counsel for the selling stockholders, Parent is obligated under the Registration Rights and Stock Transfer Restriction Agreement to pay all fees incurred in connection with the registration rights granted; provided that Parent shall not be obligated to pay for any expenses of any registration first requested by a Primary Holder if Parent has previously undertaken two prior such registrations and such registrations have been declared or ordered effective.

     A copy of the Registration Rights and Stock Transfer Restriction Agreement is attached hereto as Exhibit IV to the Merger Agreement, which Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus, and stockholders are urged to review carefully the Registration Rights and Stock Transfer Agreement.

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the date and at the time on which a certificate of merger relating to the Merger is filed with the Secretary of State of the State of Delaware. The Merger Agreement provides that the parties thereto will cause a certificate of merger to be filed as soon as practicable after each of the conditions to consummation of the Merger has been satisfied or waived. The Merger cannot become effective until the stockholders of the Company have approved the Merger Agreement and all required regulatory approvals and actions have been obtained and taken and any requisite waiting period shall have expired. Subject to satisfaction of the conditions contained in the Merger Agreement, the parties currently anticipate that the Merger will become effective promptly following the Special Meeting, although there can be no assurance as to whether or when the Merger will become effective.

ACCOUNTING TREATMENT

     The Merger will be accounted for by Parent in a manner similar to that in pooling of interests accounting. Under this method of accounting, the recorded amounts of the assets and liabilities of the Company and Parent will be carried forward at their previously recorded amounts.

CERTAIN CONDITIONS TO THE MERGER; WAIVER AND AMENDMENT

     Each party's respective obligations to effect the Merger are subject to various conditions (any or all of which may be waived to the extent permitted by applicable law), including (i) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part, and the absence of any stop order suspending the effectiveness thereof; (ii) the adoption of the Merger Agreement by the requisite vote of holders of Company Common Stock; (iii) the absence of any order, decree or injunction by a court of competent jurisdiction which (a) prevents the consummation of the Merger or (b) would impose any material limitation on the ability of Parent effectively to exercise full rights of ownership of the common stock of the Surviving Corporation or any material portion of the assets or business of the Company; (iv) the absence of any statute, rule or regulation that makes the consummation of the Merger or any other transaction contemplated by the Merger Agreement illegal; (v) the approval for listing on the NYSE, upon official notice of issuance, of the shares of Parent Common Stock to be issued in connection with the Merger; (vi) the absence of any goodwill generated by the Merger, the qualification of the Merger to be accounted for in a manner similar to that in pooling of interests accounting and the receipt of the favorable opinion of Coopers & Lybrand L.L.P. to such effects; (vii) the treatment of the Merger as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, and the receipt to such effect of the favorable opinions of Bradley, Arant, Rose & White and Sutherland, Asbill & Brennan; and (viii) the receipt by the parties of all consents, approvals and authorizations of third parties with respect to all agreements to which any of the parties is a party which are reasonably determined by the parties to be material and which are required of such third parties by such documents, in form and substance acceptable to each of the parties, except where the failure to obtain such consent, approval or authorization would not have a material adverse effect on the business of Parent and the Company following the Effective Time of the Merger, taken as a whole.

     The obligation of Parent and the Subsidiary to effect the Merger is also subject to the satisfaction (or waiver) of certain additional conditions, including (i) the accuracy of representations and warranties of the Company set forth in the Merger Agreement (provided that neither Parent nor the Subsidiary may terminate the Merger Agreement as a result of the failure of this condition unless such failure would have a material adverse effect on the business of the Company); (ii) the performance in all material respects of all agreements required by the Merger Agreement to be performed by the Company at or prior to the Closing Date (as defined in the Merger Agreement); (iii) the inapplicability of Section 203 of the DGCL to the Merger; (iv) the execution and delivery of the Registration Rights and Stock Transfer Restriction Agreement; and (v) the effectuation of the HBC Recapitalization (as defined in the Merger Agreement) by Parent and the Blount Partnership in the manner and with the effect contemplated by the Blount Family.

     The obligation of the Company to effect the Merger is also subject to the satisfaction (or waiver) of certain other conditions, including (i) that the Certificate of Incorporation, By-Laws, capitalization, directors and executive officers of Parent shall be as set forth in the Merger Agreement; (ii) the performance in all material respects of all agreements required by the Merger Agreement to be performed by Parent or the Subsidiary at or prior to the Closing Date; (iii) the accuracy of the representations and warranties of Parent set forth in the Merger Agreement; (iv) the execution and delivery of the Indemnification Agreement; (v) the ownership by Parent of, immediately prior to the Effective Time of the Merger, 2,075,048 shares of Company Class A Common Stock and 2,803,232 shares of Company Class B Common Stock; (vi) the delivery of the legal opinion of Bradley, Arant, Rose & White substantially to the effect set forth in Exhibit V to the Merger Agreement; (vii) the execution and delivery of the Registration Rights and Stock Transfer Restriction Agreement; and (viii) Parent having, at the Closing Date immediately prior to the Effective Time of the Merger, an unused charitable deduction carryforward for federal income tax purposes of not less than $4,800,000 and a net worth of not less than $500,000, determined in accordance with the terms of the Merger Agreement.

     At any time before the Effective Time of the Merger, any party to the Merger Agreement may waive any of the conditions contained therein to its own obligations, to the extent that such conditions are intended for its own benefit. In addition the Merger Agreement may be amended by written instruments signed on behalf of each of the parties thereto.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after adoption of the Merger Agreement by the holders of Company Common Stock, (i) by mutual written consent of Parent, the Subsidiary and the Company; (ii) by either Parent or the Company (a) if the holders of Company Common Stock fail to approve the Merger Agreement at any duly held meeting of such stockholders, (b) if the Merger is not consummated before January 1, 1996, provided that the passage of such period will be tolled for any part thereof (but not exceeding 60 days in the aggregate) during which any party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of a meeting of stockholders, (c) if any court of competent jurisdiction or any other governmental entity has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action has become final and non-appealable, (d) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (A) would give rise to the failure of a condition of closing set forth in the Merger Agreement, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided the terminating party is not then guilty of such a breach); (iii) by either Parent or the Company if (A) all of the conditions to the obligations of such party to effect the Merger have been satisfied and (B) any condition to the obligation of such other party to effect the Merger set forth in the Merger Agreement is not capable of being satisfied prior to January 1, 1996 (as extended pursuant to the Merger Agreement); and (iv) by the Company, if the Board of Directors of the Company shall have determined in the exercise of its fiduciary duties not to recommend the Merger for approval to the holders of Company Common Stock, or shall have withdrawn such recommendation.

     In the event the Merger Agreement is terminated pursuant to its terms, then the Merger Agreement will be void and have no effect, and no party will have any liability or obligation under the Merger Agreement, other than the obligation of Parent with respect to the payment of expenses and indemnification of the Company and its officers and directors. See "Indemnification by Parent and the Blount Partnership."

AMENDMENT AND WAIVER

     The Merger Agreement provides that it may be amended by the parties at any time, whether before or after the approval of the Merger Agreement by the holders of Company Common Stock, provided that no amendment can be made if
Section 251(d) of the DGCL requires that such amendment be approved by the holders of Company Common Stock, unless such holders approve the amendment. At any time prior to the Effective Time of the Merger, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties; (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or (iii) subject to the terms of the Merger Agreement, waive compliance with any of the agreements or conditions contained in the Merger Agreement.

ABSENCE OF RIGHTS OF DISSENT AND APPRAISAL

     Pursuant to Section 262 of the DGCL, the holders of the Company Class A Common Stock and Company Class B Common Stock will not have dissenters' or appraisal rights with respect to the Merger.

CONDUCT OF BUSINESS BY PARENT PENDING THE MERGER

     The Merger Agreement provides that Parent will not prior to the Effective Time of the Merger, without the prior consent of the Company or as contemplated by or authorized in the Merger Agreement, (i) engage in any business activities;
(ii) amend its Certificate of Incorporation or By-Laws, except as contemplated by the Merger Agreement; or (iii) sell or dispose of any of the shares of Company Common Stock owned by it.

BUSINESS AND MANAGEMENT OF PARENT AND THE COMPANY FOLLOWING THE MERGER

     From and after the Effective Time of the Merger, it is anticipated that the Board of Directors of Parent will consist of those persons who are serving as directors of the Company immediately prior to the Effective Time of the Merger. It is further anticipated that the officers of Parent will be those persons serving as officers of the Company immediately prior to the Effective Time of the Merger. The directors of the Company following the Merger will be those persons who were directors of the Company immediately prior to the Effective Time of the Merger, and the officers of the Company following the Merger will be those persons who were officers of the Company immediately prior to the Effective Time of the Merger. See "MANAGEMENT OF PARENT FOLLOWING THE MERGER."

     It is currently anticipated that the business of the Company following the Merger will be conducted in the same manner as prior to the Effective Time of the Merger.

CERTIFICATES FOR PARENT COMMON STOCK

     Upon the consummation of the Merger, it will not be necessary for holders of Company Common Stock to surrender their existing stock certificates for new stock certificates issued by Parent. Instead, the holders of Company Class A Common Stock and Company Class B Common Stock will automatically become holders of Parent Class A Common Stock and Parent Class B Common Stock, respectively, and the present stock certificates representing shares of Company Class A Common Stock or Company Class B Common Stock will automatically represent an equivalent number of shares of Parent Class A Common Stock or Parent Class B Common Stock, respectively. In addition, each holder of Company Common Stock will receive new stock certificates from Parent representing additional shares of Parent Class A Common Stock equal to one-half ( 1/2) of the number of shares of Company Class A Common Stock held by such holder and additional shares of Parent Class B Common Stock equal to one-half ( 1/2) of the number of shares of Company Class B Common Stock held by such holder immediately prior to the Effective Time of the Merger. After the Effective Time of the Merger, when presently outstanding stock certificates issued by the Company for Company Common Stock prior to the Merger are presented for transfer, new stock certificates for Parent Common Stock will be issued.

FRACTIONAL SHARES

     No certificates representing fractional shares of Parent Common Stock will be issued in connection with the Merger. Instead, each holder of Company Class A Common Stock otherwise entitled to receive a fractional share of Parent Class A Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Class A Common Stock, and each holder of Company Class B Common Stock otherwise entitled to receive a fractional share of Parent Class B Common Stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Class B Common Stock. The amount of cash payable in lieu of a fractional share of Parent Class A Common Stock will be equal to one-third of the closing price per share of Company Class A Common Stock on the trading day immediately preceding the date of the Effective Time of the Merger for AMEX -- Composite Transactions as reported by the AMEX, or, if there are no transactions in the Company Class A Common Stock on such date, the closing price per share of Company Class A Common Stock on the trading day next preceding the date of the Effective Time of the Merger on which a transaction in Company Class A Common Stock occurred, as so reported by the AMEX. The amount of cash payable in lieu of a fractional share of Parent Class B Common Stock shall be an amount equal to one-third of the closing price per share of Company Class B Common Stock on the trading day immediately preceding the date of the Effective Time of the Merger for AMEX -- Composite Transactions as reported by AMEX, or, if there are no transactions in the Company Class B Common Stock on such date, the closing price per share of Company Class B Common Stock on the trading day next preceding the date of the Effective Time of the Merger on which a transaction in Company Class B Common Stock occurred, as so reported by AMEX.

EFFECT OF THE MERGER ON COMPANY STOCK OPTIONS

     At the Effective Time of the Merger, Parent will assume the obligations of the Company under the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan and the 1995 Blount Long-

Term Executive Stock Option Plan, and each outstanding option to purchase shares of the Company Class A Common Stock granted under the Compensation Plans will become an option to acquire shares of Parent Class A Common Stock on the same terms and conditions as were applicable under the Compensation Plans and the stock option agreements granting such options, except that the number of shares subject to each option and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio. Adoption of the Merger Agreement at the Special Meeting will also be deemed to constitute approval of the terms and conditions of, and the assumption by Parent of, the Compensation Plans, all of which have been approved previously by the stockholders of the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

          The following discussion is a summary of certain anticipated federal income tax consequences of the Merger to holders of Company Common Stock. It does not discuss all the tax consequences that may be relevant to holders of Company Common Stock entitled to special treatment under the Code (such as insurance companies, dealers in securities, tax-exempt organizations or foreign persons) or to holders of Company Common Stock who acquired their Company Common Stock as compensation. The summary set forth below does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself.

     Parent and the Company expect that the Merger will be treated as a tax-free reorganization and that, for federal income tax purposes, no gain or loss will be recognized by any holder of Company Common Stock upon receipt of Parent Common Stock pursuant to the Merger, except upon the receipt of cash in lieu of fractional shares of Parent Common Stock. The Internal Revenue Service (the "Service") has not been requested to rule upon the tax consequences of the Merger, and no such request will be made. Instead, the Company will rely upon the opinions of Bradley, Arant, Rose & White and Sutherland, Asbill & Brennan, special tax counsel to the Company and Parent, as to certain federal income tax consequences of the Merger. It is a condition to the consummation of the Merger that the Company receive such opinions. The opinions of Bradley, Arant, Rose & White and Sutherland, Asbill & Brennan are based upon the facts which are described herein and upon certain representations, warranties and covenants made by the Company and Parent. The opinions of Bradley, Arant, Rose & White and Sutherland, Asbill & Brennan are also based upon the Code, regulations in effect thereunder on the date of this Proxy Statement/Prospectus, current administrative rulings and practice, and judicial authority, all of which are subject to change. An opinion of counsel is not binding on the Service, and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more positions reflected herein or that the opinions will be upheld by the courts if challenged by the Service. EACH HOLDER OF COMPANY COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN PERSONAL TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS AND CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES ARISING OUT OF THE MERGER.

     Bradley, Arant, Rose & White and Sutherland, Asbill & Brennan have opined that the following federal income tax consequences to holders of Company Common Stock will result from the Merger:

          1. For federal income tax purposes the transitory existence of the Subsidiary will be ignored, and the Merger will be viewed as an acquisition by Parent of Company Common Stock solely in exchange for Parent Common Stock.

          2. The acquisition by Parent of all of the outstanding Company Common Stock not previously owned by Parent in exchange solely for shares of Parent Common Stock, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Code. Parent and Company each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

          3. No gain or loss will be recognized by Parent upon the receipt by Parent of the Company Common Stock from the holders of Company Common Stock in exchange for Parent Common Stock pursuant to the Merger Agreement.

          4. No gain or loss will be realized by the Company or by the Subsidiary as a result of the Merger.

          5. No gain or loss will be recognized by the stockholders of the Company upon the receipt of Parent Common Stock (including any fractional share interests to which they may be entitled) solely in exchange for their shares of Company Common Stock.

          6. The basis of the Parent Common Stock to be received by the Company stockholders (including any fractional share interest to which they may be entitled) will be the same as the basis of the Company Common Stock surrendered in the exchange.

          7. The holding period of the shares of Parent Common Stock (including any fractional share interests to which they may be entitled) received by the stockholders of Company will include the period during which the shares of the Company Common Stock surrendered in exchange therefor was held, provided that the shares of the Company Common Stock were held as capital assets within the meaning of Section 1221 of the Code as of the Effective Time of the Merger.

          8. The payment of cash to a Company stockholder in lieu of issuing a fractional share interest in Parent Common Stock will be treated for federal income tax purposes as if the fractional share actually was issued as part of the Merger and then was redeemed by Parent. This cash payment will be treated as having been received as a distribution in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code.

     The opinions of Bradley, Arant, Rose & White and of Sutherland, Asbill & Brennan described above are based upon certain facts, representations, warranties and covenants of the Company and Parent, and are subject to various assumptions and qualifications stated respectively therein. Furthermore, the foregoing is only a general description of certain anticipated federal income tax consequences of the Merger without regard to the particular facts and circumstances of the tax situation of each holder of Company Common Stock. It does not discuss all of the consequences that may be relevant to holders of Company Common Stock entitled to special treatment under the Code (such as insurance companies, dealers in securities, exempt organizations or foreign persons) or to holders of Company Common Stock who acquired their Company Common Stock pursuant to the exercise of employee stock options, other options or otherwise as compensation; nor does it address the federal and state tax consequences to holders of options to purchase Company Common Stock of the proposed assumption and conversion of such options into equivalent options to acquire Parent Common Stock. The summary set forth above does not purport to be a complete analysis of all potential tax effects of the transactions contemplated by the Merger Agreement or the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local, foreign or other tax laws. Parent and the Company have agreed in the Merger Agreement not to take any action which would disqualify the Merger as a reorganization that would be tax free to the holders of Company Common Stock pursuant to Section 368(a)(1)(B) of the Code.

                      DESCRIPTION OF PARENT CAPITAL STOCK

     At the Effective Time of the Merger, the authorized capital stock of Parent will consist of 60,000,000 shares of Parent Class A Common Stock, 14,000,000 shares of Parent Class B Common Stock, and 4,456,855 shares of Preferred Stock, par value $0.01 per share ("Parent Preferred Stock"). Immediately prior to the Effective Time of the Merger, 3,112,572 shares of Parent Class A Common Stock will be issued and outstanding, 4,204,848 shares of Parent Class B Common Stock will be issued and outstanding, and no shares of Parent Preferred Stock will be issued or outstanding.

     The following summary description of the capital stock of Parent is qualified in its entirety by reference to the Restated Certificate of Incorporation of Parent which will be in effect following the Effective Time of the Merger, a copy of which is annexed as Exhibit I to Appendix A of this Proxy Statement/Prospectus (the "Parent Certificate of Incorporation") and to the applicable provisions of the DGCL.

PARENT COMMON STOCK

  Dividends and Related Matters

     Following the Effective Time of the Merger, the Parent Certificate of Incorporation will provide that the Board of Directors of Parent may, subject to the limitations on payments of dividends described below, declare cash or property dividends (other than those payable in equity securities of Parent) respecting Parent Class A Common Stock in excess of such dividends declared respecting Parent Class B Common Stock or without declaring any such dividends respecting Parent Class B Common Stock. However, the Parent Certificate of Incorporation will provide that if quarterly cash dividends are declared respecting Parent Class B Common Stock, the Board of Directors of Parent will be required to declare an equal quarterly cash dividend on Parent Class A Common Stock plus an additional cash dividend of $0.0083 1/3 per share (adjusted from the $0.0125 per share presently in effect with respect to the Company Class A Common Stock to reflect the three-for-two stock split of Company Common Stock that will result from the Merger) respecting Parent Class A Common Stock and if property dividends (other than those payable in equity securities of Parent) are declared respecting Parent Class B Common Stock, an equivalent property dividend is required to be declared respecting Parent Class A Common Stock. The additional cash dividend respecting Parent Class A Common Stock is noncumulative and will not be paid in any quarter in which no cash dividend respecting Parent Class B Common Stock is declared. Such additional cash dividend is also subject to adjustment if the Board of Directors of Parent declares a dividend on other than a quarterly basis. Thus, if the Board of Directors of Parent were to declare cash dividends on a semi-annual basis, the additional cash dividend respecting Parent Class A Common Stock would be $0.0166 2/3 per share, and if cash dividends were to be declared on an annual basis, such additional cash dividend would be $0.0333 1/3 per share. The additional cash dividend is subject to adjustment in the event of a stock split, stock dividend or combination, and in such case, it will be appropriately increased or decreased. However, no adjustment in such additional cash dividend is required if the stock dividend or stock split is less than one (1) share for each ten (10) shares of outstanding Common Stock.

     Among other limitations under Delaware law, cash dividends may only be paid
(a) out of "surplus," which consists of the excess of the net assets of the corporation over its capital; or (b) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared, net profits for the immediately preceding fiscal year, or net profits for both of such years. Because, following the Effective Time of the Merger, Parent will act as a holding company for the Company and will not have any independent operations of its own, the ability of Parent to pay dividends will be limited by the ability of the Company to pay dividends to Parent. Following the Merger, there will be certain limitations on payment of dividends by the Company to Parent. In addition to the limitations under Delaware law previously described in this paragraph which are also applicable to the Company, the Company is subject to certain restrictions on the payment of dividends contained in various debt instruments. Under the most restrictive of these covenants, at May 31, 1995, approximately $45.7 million was available for the payment of dividends by the Company to Parent.

     The Parent Certificate of Incorporation will provide that only the following types of stock dividends, stock splits and similar distributions may be effected: (i) shares of Parent Class A Common Stock respecting Parent

Class A Common Stock only; (ii) shares of Parent Class A Common Stock respecting Parent Class A Common Stock and Parent Class B Common Stock; (iii) shares of Parent Class B Common Stock or shares of Parent Class A Common Stock and Parent Class B Common Stock respecting Parent Class B Common Stock, provided that an equivalent distribution (on a per share basis) in shares of Parent Class A Common Stock also is effected respecting Parent Class A Common Stock; and (iv) distributions payable in shares of any other class of equity securities of Parent may be effected respecting such class of equity securities or such class of equity security and the outstanding Parent Class A Common Stock and Parent Class B Common Stock.

  Voting Rights

     Holders of Parent Class A Common Stock will be entitled to elect 25% of the Board of Directors of Parent (rounded up to the nearest whole number) so long as the number of outstanding shares of Parent Class A Common Stock is at least 10% of the number of shares of all classes of outstanding Parent Common Stock. Assuming that the Board of Directors of Parent consists of thirteen (13) persons, the holders of Parent Class A Common Stock will be entitled to elect four (4) directors and the remaining directors will be elected by the holders of Parent Class B Common Stock. Directors may be removed with or without cause but such removal may be effected only by the holders of the class of Parent Common Stock that elected such directors. Vacancies in the Board of Directors of Parent will be filled by the holders of the particular class of Parent Common Stock which elected such director or by a majority of the directors elected by such class, or by a sole remaining director so elected.

     Except for the election or removal of directors, including, under certain circumstances, filling any vacancy in the Board of Directors of Parent, and except for class voting as required by Delaware law, the holders of all classes of Parent Common Stock will vote or consent as a single class on all matters coming before any meeting of the stockholders of Parent or with respect to any action taken by written consent of the stockholders of Parent, with each share of Parent Class A Common Stock having one-tenth of one ( 1/10th of 1) vote per share and each share of Parent Class B Common Stock having one (1) vote per share. Under Delaware law, the holders of each outstanding class of Parent Common Stock will be entitled to vote as a class on any proposed amendment to the Parent Certificate of Incorporation if such amendment would: (i) increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) alter or change the powers, preferences or special rights of the shares of such class so as to affect such holders adversely.

     If the number of outstanding shares of Parent Class A Common Stock were to be less than 10% of the total number of shares of all outstanding classes of Parent Common Stock as of the record date of any meeting of the stockholders of Parent, the holders of Parent Class A Common Stock and Parent Class B Common Stock would vote together as a single class on all matters arising at such meeting, including the election of directors. Under such circumstances, the holders of Parent Class A Common Stock would be entitled to one-tenth of one
( 1/10th of 1) vote per share and the holders of Parent Class B Common Stock would be entitled to one (1) vote per share. If the total number of outstanding shares of Parent Class B Common Stock were to be less than 2,100,000 (as hereafter adjusted from time to time pursuant to the Parent Certificate of Incorporation) shares as of the record date of any meeting of the stockholders of Parent, the holders of Parent Class A Common Stock would be entitled to elect 25% (rounded up to the nearest whole number) of the Board of Directors of Parent, and the holders of Parent Class A Common Stock and Parent Class B Common Stock would vote as a single class on all other matters arising at such meeting, including the election of the remaining directors. In the latter situation, the holders of Parent Class A Common Stock would be entitled to one-tenth of one
( 1/10th of 1) vote per share and the holders of Parent Class B Common Stock would be entitled to one (1) vote per share.

     Immediately following the Effective Time of the Merger, the above-described limitation on the right of the holders of Parent Class A Common Stock to elect 25% of the directors would not apply. Such limitation could in the future come into effect if the Company were to (i) issue substantial amounts of Parent Class B Common Stock without issuing sufficient shares of Parent Class A Common Stock to maintain the number of shares of Parent Class A Common Stock outstanding at a level in excess of 10% of all outstanding classes of Common Stock or (ii) repurchase a substantial number of shares of Parent Class A Common Stock.

     At the Effective Time of the Merger, Parent will be authorized to issue Preferred Stock in series, and in connection with such issuance, the Board of Directors of Parent will be authorized to establish the relative rights, preferences and limitations of each such series, including the voting rights of the holders of such series. As of the Effective Time of the Merger, no Parent Preferred Stock will be issued or outstanding. The Parent Certificate of Incorporation will provide that the Board of Directors of Parent may not in the future create any series of Parent Preferred Stock that would deny or adversely affect the ability of the holders of Parent Class A Common Stock to elect 25% (rounded up to the nearest whole number) of the Board of Directors of Parent or to fill, in the absence of action by the directors of Parent elected by the holders of Parent Class A Common Stock, any vacancy in the office of a director elected by such holders.

  Conversion

     At the option of the holder of record, and subject to the surrender of stock certificates evidencing Parent Class B Common Stock to Parent or its transfer agent, each one (1) share of Parent Class B Common Stock will be convertible at any time into one (1) share of Parent Class A Common Stock. Shares of Parent Class A Common Stock will not be convertible into any other security of Parent. The Parent Certificate of Incorporation also provides that if, at any time following the death of Winton M. Blount, the number of shares of Parent Class A Common Stock into which the shares of Parent Class B Common Stock then remaining outstanding are convertible equal less than ten percent (10%) of the aggregate number of shares of Parent Class A Common Stock which would be outstanding following the conversion of all such shares of Parent Class B Common Stock, then, without the need for action by any person, all remaining outstanding shares of Parent Class B Common Stock would be automatically converted into shares of Parent Class A Common Stock, each one (1) share of Parent Class B Common Stock for each one (1) share of Parent Class A Common Stock (subject to adjustment as set forth in the Parent Certificate of Incorporation). Such automatic conversion will become effective at the close of business on such date as may be established by the Board of Directors of Parent, which date must be within thirty (30) days of the date on which such Board of Directors determines that the preceding minimum conditions for such automatic conversion have occurred, provided that the Board of Directors of Parent may extend such date by not more than thirty additional days if the date to be set for such conversion would otherwise occur after a record date for determining the stockholders of Parent previously established by the Board of Directors and prior to the date upon which the event for which such record date was established is to occur. Upon such conversion, no further shares of Parent Class B Common Stock may be issued, and the total number of shares of capital stock which Parent is authorized to issue, and the number of shares of Parent Class B Common Stock which Parent is authorized to issue shall be reduced by 14,000,000 shares each.

  Other Terms

     Stockholders of Parent will have no preemptive or other rights to subscribe for additional shares of voting securities of Parent and will have no cumulative voting rights. Upon liquidation, dissolution or winding up of Parent, the assets legally available for distribution to stockholders will be distributable, subject to the rights of the holders of any then outstanding series of Parent Preferred Stock, ratably among the holders of the shares of all class of Parent Common Stock at the time outstanding. No class of Parent Common Stock will be subject to redemption. No holder of any shares of class of Parent Common Stock will have any liability for further calls or assessments respecting such shares. The shares of Parent Class A Common Stock and Parent Class B Common Stock outstanding immediately prior to the Effective Time of the Merger will be, and the shares of Parent Class A Common Stock and Parent Class B Common Stock issued pursuant to the Merger Agreement when issued will be, fully paid and nonassessable shares of the capital stock of Parent.

  Transfer Agent and Registrar; Listing

     The transfer agent and registrar for Parent Class A Common Stock and Parent Class B Common Stock will be The First National Bank of Boston, P.O. Box 644, Boston, Massachusetts 02102-0644, Atten-tion: Shareholder Services. It is anticipated that Parent Class A Common Stock and Parent Class B Common Stock will be listed on the NYSE following the Effective Time of the Merger.

REPORTS TO STOCKHOLDERS

     Company Common Stock is registered under the Exchange Act, and, therefore, the Company is required to provide annual reports containing audited financial statements to stockholders and to file other reports with the Commission and solicit proxies in accordance with the rules of the Commission. The Company also provides reports to its stockholders on an interim basis containing unaudited financial information.

     Following the Effective Time of the Merger, Parent Common Stock will be registered under the Exchange Act, and, therefore, Parent will be required to provide annual reports containing audited financial statements to stockholders and to file other reports with the Commission and solicit proxies in accordance with the rules of the Commission. Parent will also provide reports to its stockholders on an interim basis containing unaudited financial information.

STOCKHOLDERS

     As of the Record Date there were approximately 8,800 holders of record of the Company Class A Common Stock, approximately 700 holders of record of the Company Class B Common Stock. Immediately prior to the Effective Time of the Merger, there will be 7 holders of record of Parent Class A Common Stock and one holder of Parent Class B Common Stock. It is anticipated that the number of record holders of Parent Class A Common Stock and Parent Class B Common Stock, respectively, following the Merger will be approximately the same as the number of record holders of Company Class A Common Stock and Company Class B Common Stock on the Record Date.

PARENT PREFERRED STOCK

     Following the Effective Time of the Merger, Parent will be authorized to issue up to 4,456,855 shares of Preferred Stock in one or more series, and in connection with such issuance, the Board of Directors of Parent will be authorized to establish the relative rights, preferences and limitations of each such series, including the voting rights of the holders of such series. As of the date of this Proxy Statement/Prospectus, the Company is also authorized to issue 4,456,855 shares of preferred stock, the same number of such shares that the Parent will be authorized to issue following the Effective Time of the Merger, in the same manner and subject to the same conditions as will be the case with Parent immediately following the Merger.

     It is not possible to state the actual effect of the authorization and issuance of additional series of Parent Preferred Stock upon the rights of holders of Parent Common Stock unless and until the Board of Directors of Parent determines the attributes of the series and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Parent Common Stock if dividends on Parent Preferred Stock have not been paid; (ii) dilution of the voting power of Parent Common Stock to the extent that Parent Preferred Stock has voting rights, or to the extent that any Parent Preferred Stock series is convertible into either class of Parent Common Stock; (iii) dilution of the equity interest of Parent Common Stock unless Parent Preferred Stock is redeemed by Parent; and (iv) limitation on the right of holders of Parent Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to Parent Preferred Stock.

                        COMPARISON OF THE CAPITAL STOCK
                                       OF
                             PARENT AND THE COMPANY

     The rights of the holders of capital stock of the Company are presently governed by the laws of the State of Delaware, including the DGCL, and the Restated Certificate of Incorporation and amended Bylaws of the Company. Following the Effective Time of the Merger, holders of Company Common Stock, who will become holders of Parent Common Stock as a result of the Merger, will have their rights as stockholders of Parent governed by the laws of the State of Delaware, including the DGCL, and the Parent Certificate of Incorporation and the By-Laws of Parent (the "Parent By-Laws"), copies of which are included in this Proxy Statement/Prospectus as Exhibits I and II, respectively, to Appendix A hereto. Because the Parent Certificate of Incorporation and Parent By-Laws are substantially identical to the present Restated Certificate of Incorporation and amended Bylaws of the Company (other than for changes therein made to reflect adjustments necessitated by the three-for-two stock split of Company Common Stock being effected as part of the Merger), except as set forth below, there are no material differences in the rights of the holders of Company Common Stock and Parent Common Stock.

     The following summary comparison of the rights of the capital stock of the Company and the capital stock of Parent is qualified in its entirety by reference to the Restated Certificate of Incorporation and amended Bylaws of the Company, the Parent Certificate of Incorporation, Parent Bylaws and the DGCL.

MANDATORY CONVERSION OF PARENT CLASS B COMMON STOCK UPON OCCURRENCE OF CERTAIN EVENTS

     The Parent Certificate of Incorporation provides that if, at any time following the death of Winton M. Blount, the number of shares of Parent Class A Common Stock into which the shares of Parent Class B Common Stock then remaining outstanding are convertible equals less than ten percent (10%) of the aggregate number of shares of Parent Class A Common Stock which would be outstanding following the conversion of all such shares of Parent Class B Common Stock, then, without the need for action by any person, all remaining outstanding shares of Parent Class B Common Stock would be automatically converted into shares of Parent Class A Common Stock, each one (1) shares of Parent Class B Common Stock for each one (1) shares of Parent Class A Common Stock (subject to adjustment as set forth in the Parent Certificate of Incorporation). Such automatic conversion will become effective at the close of business on such date as may be established by the Board of Directors of Parent, which date must be within thirty (30) days of the date on which such Board of Directors determines that the preceding conditions for such automatic conversion have occurred, provided that the Board of Directors of Parent may extend such date by not more than thirty additional days if the date to be set would otherwise occur after a record date for determining the stockholders of Parent previously established by the Board of Directors and prior to the date upon which the event for which such record date was established is to occur. Upon such conversion, no further shares of Parent Class B Common Stock may be issued, and the total number of shares of capital stock which the Parent shall have authority to issue and the number of shares of Parent Class B Common Stock which the Parent shall have authority to issue shall be reduced by 14,000,000 shares each. The Restated Certificate of Incorporation of the Company contains no such provision.

INCREASE IN NUMBER OF SHARES OF COMMON STOCK AUTHORIZED TO BE ISSUED

     Following the Merger, the number of authorized shares of Parent Class A Common Stock and Parent Class B Common Stock available for issuance by the Board of Directors of Parent for such purposes as the Board of Directors deems appropriate without further action by the stockholders (except as may be required by law or by the terms of any listing agreement pursuant to which Parent Common Stock is listed on an exchange) will be 43,611,202 and 8,073,911, respectively, as compared with 29,074,135 shares of Company Class A Common Stock and 8,049,274 shares of Company Class B Common Stock currently so available for issuance. Presently, the Restated Certificate of Incorporation of the Company presently authorizes forty million shares of Company Class A Common Stock and twelve million shares of Company Class B Common Stock. Of the forty million shares of Company Class A Common Stock authorized, 8,734,368 shares are presently outstanding, 1,505,761 shares are reserved for issuance pursuant to existing stock option plans,

43,144 shares are reserved for issuance pursuant to the Company's dividend reinvestment program, 527,125 are reserved for matching purposes under the Company's 401(k) plan and 815,467 shares are reserved for issuance upon conversion of Company Class B Common Stock. 3,950,726 shares of Company Class B Common Stock are presently outstanding. As a result of the Merger, Parent will be authorized to issue sixty million shares of Parent Class A Common Stock and fourteen million shares of Parent Class B Common Stock. Immediately following the Effective Time of the Merger, of these authorized shares of Parent Class A Common Stock, 13,101,552 shares will be issued and outstanding, 2,258,642 shares will be reserved for issuance pursuant to existing stock option plans to be assumed by Parent in the Merger, 64,716 shares will be reserved for issuance pursuant to the dividend reinvestment program of the Company (which will be continued by Parent), 790,688 will be reserved for matching purposes under the Company's 401(k) plan (which will be continued by Parent) and 1,223,200 shares will be reserved for issuance upon conversion of the Parent Class B Common Stock. Immediately following the Effective Time of the Merger, 5,926,089 shares of Parent Class B Common Stock will be issued and outstanding. The increase in the number of authorized shares of Parent Common Stock over the number of shares of Company Common Stock authorized to be issued will afford Parent greater flexibility in financial matters and will insure that sufficient shares of capital stock are available for issuance by the Board of Directors of Parent for such purposes as the Board determines to be in the best interests of Parent following the Merger without further action by stockholders (except as may be required by law or by the terms of any listing agreement pursuant to which the Parent Common Stock is listed on an exchange). Except for the issuance of shares pursuant to the Merger Agreement, including the effective increase in the number of shares to be outstanding as a result of the Exchange Ratio, and the issuance of shares of Parent Common Stock pursuant to the dividend reinvestment plan of the Company which will be assumed by Parent following the Merger or in connection with the Compensation Plans or the Company's 401(k) plan, the Board of Directors of Parent and the Board of Directors of the Company have no commitments or understandings relating to the issuance of additional shares of Parent Common Stock following the Merger.

LISTING ON NYSE

     Company Common Stock is listed on the AMEX. It is anticipated that Parent Class A Common Stock and Parent Class B Common Stock will be listed on the NYSE following the Effective Time of the Merger.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following pro forma condensed consolidated financial statements present the combined financial position of Parent and the Company as of May 31, 1995 and the combined operations for the year ended February 28, 1995 and the quarter ended May 31, 1995. The accompanying pro forma condensed consolidated financial statements reflect the Merger and the conversion of Company Common Stock into Parent Common Stock. The unaudited pro forma balance sheet gives effect to the Merger as if it had been effective on the balance sheet date. The pro forma condensed statements of income give effect to the Merger as if it had been effective on March 1, 1994. The Merger will be accounted for in a manner similar to that in pooling of interests accounting. Parent will be the reporting entity after the consummation of the Merger.

     The pro forma condensed financial statements may not be indicative of the combined results of operations or combined financial position that actually would have been achieved if the Merger had been in effect as of the date and for the periods indicated or which may be obtained in the future.

     The pro forma condensed financial statements should be read in conjunction with the notes thereto and with the financial statements (including the related notes thereto) contained elsewhere herein or incorporated by reference herein.

     The following pro forma condensed financial statements reflect Parent's interest in the Company under the equity method of accounting rather than on a consolidated basis. This presentation more clearly reflects the amounts to be combined. The principal differences between the equity method of accounting and Parent consolidated financial statements appearing elsewhere in this Proxy Statement/Prospectus are that the Company's assets, liabilities, sales and expenses are not combined with the Parent under the equity method of accounting. Instead, the equity method reflects the investment in the Company adjusted for Parent's share of the net income and dividends of the Company.

                          PARENT AND COMPANY COMBINED

                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                  MAY 31, 1995
                                 (IN THOUSANDS)

                                                                           PRO FORMA       PRO FORMA
                                                     PARENT    COMPANY    ADJUSTMENTS      COMBINED
                                                     -------   --------   -----------      ---------
ASSETS
Current Assets:
  Cash and cash equivalents........................  $   247   $ 42,945    $     253(7)    $  43,445
  Accounts receivable..............................    2,168    129,371       (2,168)(7)     129,371
  Inventories......................................              75,212                       75,212
  Deferred income taxes............................      370     25,030        1,680(5)       26,710
                                                                                (370)(7)
  Other current assets.............................               6,357                        6,357
                                                     -------   --------   -----------      ---------
          Total current assets.....................    2,785    278,915         (605)        281,095
Property, plant and equipment, net.................       79    126,306          (79)(7)     126,306
Cost in excess of net assets of acquired
  businesses, net..................................              67,770                       67,770
Investment in Company..............................   83,366                 (83,366)(2)
Other assets.......................................    1,478     26,777       (1,506)(1)      26,771
                                                                                  22(7)
                                                     -------   --------   -----------      ---------
Total assets.......................................  $87,708   $499,768    $ (85,534)      $ 501,942
                                                     =======   ========    =========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current maturities of long-term
     debt..........................................            $  5,611                    $   5,611
  Accounts payable.................................  $    11     39,695    $     (11)(7)      39,695
  Accrued expenses.................................        8     93,117           (8)(7)      94,867
                                                                               1,750(6)
  Billings in excess of costs and recognized
     profits on uncompleted contracts..............               2,687                        2,687
                                                     -------   --------   -----------      ---------
          Total current liabilities................       19    141,110        1,731         142,860
Long-term debt, exclusive of current maturities....              97,170       (1,500)(1)      95,670
Deferred income taxes, exclusive of current
  portion..........................................              19,075                       19,075
Other liabilities..................................      125     26,144         (125)(7)      26,144
                                                     -------   --------   -----------      ---------
          Total liabilities........................      144    283,499          106         283,749
                                                     -------   --------   -----------      ---------
Commitments and contingent liabilities.............
Shareholders' equity...............................
  Preferred stock..................................        1                      (1)(3)
  Common stock.....................................        1                      (1)(3)
  Class A common stock.............................               8,646       (8,516)(4)         130
  Class B common stock.............................               3,979       (3,919)(4)          60
  Capital in excess of par value of stock..........   19,975     11,209       (2,255)(3)      23,644
                                                                             (17,720)(2)
                                                                              12,435(4)
  Retained earnings................................   66,883    183,794      (62,691)(2)     185,718
                                                                               1,680(5)
                                                                              (1,750)(6)
                                                                              (2,198)(7)
  Accumulated translation adjustment...............    2,961      8,641       (2,961)(2)       8,641
Treasury stock at cost.............................   (2,257)                  2,257(3)
                                                     -------   --------   -----------      ---------
          Total shareholders' equity...............   87,564    216,269      (85,640)        218,193
                                                     -------   --------   -----------      ---------
Total liabilities and shareholders' equity.........  $87,708   $499,768    $ (85,534)      $ 501,942
                                                     =======   ========    =========        ========

                          PARENT AND COMPANY COMBINED

              NOTES TO UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

(1) Eliminates $1.5 million of the Company's 9% subordinated notes owned by Parent.
(2) Eliminates Parent investment and equity earnings in the Company.
(3) Eliminates Parent common, preferred and treasury stock.
(4) Reflects the three-for-two stock split to be effected concurrently with the Merger, and the change in par value to $.01 per share resulting from the conversion of Company Common Stock into Parent Common Stock.
(5) Records deferred tax benefit on charitable contribution deduction carryforward of Parent which will be utilized following the Merger.
(6) Reflects anticipated transaction costs.
(7) To record dividend from Parent to stockholders prior to the Merger.

                          PARENT AND COMPANY COMBINED

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED FEBRUARY 28, 1995
                                 (IN THOUSANDS)

                                                                          PRO FORMA       PRO FORMA
                                                 PARENT      COMPANY     ADJUSTMENTS      COMBINED
                                                ---------   ----------   -----------     -----------
Sales.........................................              $  588,419                   $   588,419
Cost of sales.................................                 390,818                       390,818
                                                            ----------                   -----------
Gross profit..................................                 197,601                       197,601
Selling, general and administrative expense...  $     370      120,681    $    (370)(1)      120,681
                                                ---------   ----------   -----------     -----------
Income (loss) from operations.................       (370)      76,920          370           76,920
Interest expense..............................        (27)     (11,186)         135(2)       (11,078)
Interest income...............................        402        2,340         (134)(3)        2,608
Equity earnings from the Company..............     15,124                   (15,124)(4)
Other income (expense), net...................      1,483       (2,179)                         (696)
                                                ---------   ----------   -----------     -----------
Income before income taxes....................     16,612       65,895      (14,753)          67,754
Provision for income taxes....................        848       25,805          130(5)        26,783
                                                ---------   ----------   -----------     -----------
  Net Income..................................  $  15,764   $   40,090    $ (14,883)     $    40,971
                                                 ========    =========    =========       ==========
  Net income per common share prior to
     Merger...................................  $1,485.01   $     3.10                   $      3.17
                                                 ========    =========                    ==========
  After Merger................................        N/A          N/A                   $      2.11(6)
                                                 ========    =========                    ==========
Weighted average number of common shares
  outstanding prior to Merger.................      9,375   12,931,020                    12,931,020
                                                 ========    =========                    ==========
  After Merger................................        N/A          N/A                    19,396,530(6)
                                                 ========    =========                    ==========

---------------

(1) Eliminates duplicative administrative services which will not be required following the Merger.
(2) Eliminates interest expense on $1.5 million of the Company's 9% bonds held by Parent.
(3) Eliminates interest income at 9% on $1.5 million of the Company's bonds held by Parent.
(4) Eliminates Parent equity earnings of the Company.
(5) Adjusts taxes for elimination of duplicative administrative services.
(6) Adjusted for effect of Exchange Ratio in the Merger.

Note: The pro forma amounts do not include $1.750 million of transaction costs or $1.7 million of income tax benefits resulting from the Merger.

                          PARENT AND COMPANY COMBINED

               UNAUDITED PRO FORMA CONDENSED STATEMENT OF INCOME
                       FOR THE QUARTER ENDED MAY 31, 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           PRO FORMA      PRO FORMA
                                                   PARENT     COMPANY     ADJUSTMENTS      COMBINED
                                                   -------   ----------   -----------     ----------
Sales............................................            $  164,189                   $  164,189
Cost of sales....................................               109,137                      109,137
                                                             ----------                   ----------
Gross profit.....................................                55,052                       55,052
Selling, general and administrative expense......  $   523       28,751     $  (523)(1)       28,751
                                                   -------   ----------   -----------     ----------
Income (loss) from operations....................     (523)      26,301         523           26,301
Interest expense.................................        0       (2,653)         34(2)        (2,619)
Interest income..................................       94          610         (34)(3)          670
Equity earnings from the Company.................    5,517                   (5,517)(4)
Other income (expense), net......................       (6)        (459)                        (465)
                                                   -------   ----------   -----------     ----------
Income before income taxes.......................    5,082       23,799      (4,994)          23,887
Provision for income taxes.......................       21        9,520        (183)(5)        9,358
                                                   -------   ----------   -----------     ----------
Net Income.......................................  $ 5,061   $   14,279     $(4,811)      $   14,529
                                                   =======    =========   =========        =========
Net income per common share prior to Merger......  $485.01   $     1.10                   $     1.12
                                                   =======    =========                    =========
  After Merger...................................      N/A          N/A                   $      .75(6)
                                                   =======    =========                    =========
Weighted average number of common shares
  outstanding prior to Merger....................    9,375   12,954,389                   12,954,389
                                                   =======    =========                    =========
  After Merger...................................      N/A          N/A                   19,431,584(6)
                                                   =======    =========                    =========

---------------

(1) Eliminates duplicative administrative services which will not be required following the Merger.
(2) Eliminates interest expense on $1.5 million of the Company's 9% bonds held by Parent.
(3) Eliminates interest income at 9% on $1.5 million of the Company's bonds held by Parent.
(4) Eliminates Parent equity earnings of the Company.
(5) Adjusts taxes for elimination of duplicative administrative services.
(6) Adjusted for effect of Exchange Ratio in the Merger.

Note: The pro forma amounts do not include $1.750 million of transaction costs or $1.7 million of income tax benefits resulting from the Merger.

                 MARKET AND DIVIDEND INFORMATION RESPECTING THE
                     COMMON STOCK OF PARENT AND THE COMPANY

COMPARATIVE STOCK PRICES PER SHARE

     The following table sets forth certain information as to the high and low last sales prices per share of the Company Class A Common Stock and the Company Class B Common Stock for the fiscal quarters indicated. The Company Class A Common Stock is listed on the AMEX under the symbol "BLTA," and the Company Class B Common Stock is listed on the AMEX under the symbol "BLTB." The information listed below with respect to the high and low last sales prices for shares of the Company Class A Common Stock and the Company Class B Common Stock was obtained from AMEX -- Composite Transactions as reported by AMEX.

                                                                    COMPANY         COMPANY
                                                                    CLASS A         CLASS B
                                                                    COMMON          COMMON
                                                                     STOCK           STOCK
                                                                  ------------   -------------
            FISCAL YEAR ENDING LAST DAY OF FEBRUARY,              HIGH    LOW    HIGH    LOW
----------------------------------------------------------------  ----    ----   ----    ----
1994:
  First Quarter................................................. $16 1/2 $12 1/8 $16 5/8 $12 7/8
  Second Quarter................................................  16 1/2  13 1/8  16 3/8  12 3/4
  Third Quarter.................................................  23 3/8  14 1/2  23 3/4  14 3/8
  Fourth Quarter................................................  32 1/2  22 3/4  32 1/2  23 3/8
1995:
  First Quarter................................................. $37 7/8 $28 1/8 $36 5/8 $29
  Second Quarter................................................  41 7/8  35      41 1/2  36 1/8
  Third Quarter.................................................  45 3/4  39 3/4  45      40 3/8
  Fourth Quarter................................................  49 1/8  42 5/8  48 7/8  42 3/4
1996:
  First Quarter................................................. $46 5/8 $37 3/4 $46 1/2 $38 3/4
  Second Quarter................................................  50 1/8  36 3/4  49 1/2  37 3/4
  Third Quarter (through September 29, 1995)....................  52 3/4  47 1/8  52 3/4  48

     Shares of Parent Class A Common Stock and Parent Class B Common Stock are not actively traded, and such trading activity, if it occurs, takes place in privately negotiated transactions. Parent is not aware of any sales transactions involving shares of Parent Common Stock that have occurred in the last two years.

     On July 31, 1995 (the trading day immediately preceding the announcement of the proposed Merger Agreement), the last sales price of the Company Class A Common Stock, as obtained from the AMEX -- Composite Transactions as reported by AMEX, was $48 3/8, and the last sales price of the Company Class B Common Stock was $49 1/2. On September 29, 1995, the last sales price of the Company Class A Common Stock, as obtained from AMEX -- Composite Transactions as reported by AMEX, was $47 5/8, and the last sales price of the Company Class B Common Stock (which occurred on September 27, 1995) was $48.

DIVIDENDS AND DIVIDEND POLICY

     The following table sets forth the respective cash dividends per share declared on shares of Parent Class A Common Stock, Parent Class B Common Stock, the Company Class A Common Stock and the Company Class B Common Stock during the periods indicated:

                                                                                       DIVIDENDS
                                                                                       DECLARED
                                                             DIVIDENDS DECLARED      PER SHARE OF
                                                                PER SHARE OF        COMPANY COMMON
         FISCAL YEAR ENDING LAST DAY OF FEBRUARY,            PARENT COMMON STOCK         STOCK
-----------------------------------------------------------  -------------------   -----------------
                                                                                   CLASS A   CLASS B
                                                                                   -------   -------
1994:
  First Quarter............................................        $  8.63         $ .1125   $ .1000
  Second Quarter...........................................           8.84           .1125     .1000
  Third Quarter............................................           8.84           .1125     .1000
  Fourth Quarter...........................................          13.85           .1250     .1125
1995:
  First Quarter............................................        $ 29.77         $ .1250   $ .1125
  Second Quarter...........................................          13.94           .1250     .1125
  Third Quarter............................................          13.94           .1250     .1125
  Fourth Quarter...........................................          16.01           .1425     .1300
1996:
  First Quarter............................................        $ 16.01         $ .1425   $ .1300
  Second Quarter...........................................          16.01           .1425     .1300
  Third Quarter (through September 29, 1995)...............           0.00            0.00      0.00

     Dividends paid by shares of Parent Class A Common Stock and Parent Class B Common Stock are at the discretion of Parent's Board of Directors and depend upon the Company's earnings and financial condition and other relevant factors. See "DESCRIPTION OF PARENT CAPITAL STOCK -- Parent Common Stock." Parent does not currently anticipate that its dividend policy will be different from the current dividend policy of the Company, except that it is presently anticipated that the per share quarterly dividends of $.1425 and $.1300 on the Company Class A Common Stock and Company Class B Common Stock, respectively, will be adjusted to $.0950 and $.086 2/3, respectively, on Parent Class A Common Stock and Parent Class B Common Stock to reflect the effect of the Exchange Ratio. Following the Effective Time of the Merger, however, the ability of Parent to declare and pay dividends will be restricted and limited by the ability of the Company to declare and pay dividends to Parent.

     Dividends paid by the Company on shares of the Company Class A Common Stock and the Company Class B Common Stock are at the discretion of the Company's Board of Directors and depend upon the restrictions on the payment of dividends contained in the Company's loan agreements and Bylaws, the earnings and financial condition of the Company and other relevant factors, including limitations contained in the DGCL. Under the most restrictive of these limitations, $51.4 million was available for the payment of dividends of the Company as of the Record Date.

                       CERTAIN INFORMATION CONCERNING THE
                               BUSINESS OF PARENT

HISTORICAL OPERATIONS OF PARENT

     Parent was incorporated on October 5, 1979 to act as a holding company for businesses to be acquired by Parent, and to hold shares of Company Common Stock owned by the family of Winton M. Blount. On the date of this Proxy Statement/Prospectus, Parent owns 2,075,048 shares (or approximately 24%) of the issued and outstanding shares of the Company Class A Common Stock and 2,803,232 shares (or approximately 71%) of the issued and outstanding shares of the Company Class B Common Stock. The shares of Company Common Stock owned by Parent represent approximately 62% of the total votes entitled to be cast with respect to the approval of the Merger at the Special Meeting. Other than shares of Company Common Stock, since February, 1993, Parent has had no significant assets and has not actively engaged in any business. Prior to February, 1993, however, Parent was actively engaged in business through the various subsidiaries described below.

     On May 22, 1980, Parent purchased certain of the assets of the Plantation Patterns Division of General Housewares Corp., which assets it transferred to a wholly-owned subsidiary ("Plantation Patterns"). As a subsidiary of Parent, Plantation Patterns manufactured and sold wrought iron furniture and operated a manufacturing facility located on leased property in Birmingham, Alabama. On September 2, 1980 a wholly-owned subsidiary of Parent acquired all of the issued and outstanding capital stock of The Lindsay Wire Weaving Company ("Lindsay Wire"). As a subsidiary of Parent, Lindsay Wire manufactured woven plastic and metal wire mesh for use on fourdrinier paper machines at manufacturing plants in Mentor, Ohio and Florence, Mississippi. Shortly after its purchase, Lindsay Wire's operations were consolidated on real property owned or leased by Lindsay Wire in Florence, Mississippi. On November 3, 1982, a wholly-owned subsidiary of Parent merged with and into H. Waterbury & Sons Company ("H. Waterbury"), such that H. Waterbury became a wholly-owned subsidiary of Parent. As a subsidiary of Parent, H. Waterbury manufactured wet felts for the paper industry, spandex for the automotive and various other industries, and certain needle-punched nonwoven industrial products at manufacturing plants owned in Oriskany and leased in Utica, New York. On April 29, 1983, a wholly-owned subsidiary of Parent acquired certain of the assets of Vogue Rattan Manufacturing Co., Inc. ("Vogue Rattan") used in the business of manufacturing and selling rattan and wicker furniture. As a subsidiary of Parent, Vogue Rattan manufactured and sold rattan and wicker furniture produced in a manufacturing facility leased in Lexington, Kentucky.

     On May 31, 1983, Parent merged its four subsidiaries into one, which subsidiary changed its name to BI Industries, Inc. ("BI"). On January 22, 1985, BI sold its leisure furniture and needle-punched nonwoven industrial products division to Sam Blount Company, Inc., a company principally owned by Samuel R. Blount. Following this sale, BI operated only two divisions, the former operations of Lindsay Wire and Waterbury Felt, the former woven portion of the operations of H. Waterbury. BI sold substantially all of the assets of its Waterbury Felt division on February 12, 1992. As part of this transaction, BI agreed not to compete directly or indirectly in the manufacture, distribution, sale or service of wet felt products or spandex products in the North American market prior to February 12, 1997. Parent does not believe that it is bound by this agreement. Substantially all of the remaining assets of BI (the business division formerly operated as Lindsay Wire), were sold by BI on February 1, 1993. In connection with this sale, BI and Parent executed and delivered non-compete agreements, expiring on January 31, 1998, which restrict Parent from engaging in certain activities with respect to the production and sale of fabrics and other items used in a wet paper making process. Because the Company was expressly excluded from the terms of such non-compete agreements, the Company's operations as a wholly-owned subsidiary of Parent would not be subject to such non-compete agreements. Following the sale of the Lindsay Wire Division, BI had no active business, and on June 15, 1993, was merged with Parent.

     Pursuant to the Indemnification Agreement, the Blount Partnership has agreed, subject to certain provisions, to indemnify and hold harmless the Blount Indemnified Persons from all damages and liabilities incurred by any Blount Indemnified Person as a result of any claims made against any Blount Indemnified Person which arise out of or relate to the acts or omissions of, or states of fact relating to, Parent, its employees or agents, or any of its past subsidiaries or employees or agents prior to the Effective Time of the Merger. See "THE MERGER -- Indemnification by Parent and the Blount Partnership."

OPERATIONS FOLLOWING THE EFFECTIVE TIME OF THE MERGER

     Following the consummation of the Merger, the Company will be a direct, wholly-owned subsidiary of Parent. It is not currently anticipated that Parent will make any immediate changes in the business conducted by the Company. The description of the business of the Company contained in the Annual Report on Form 10-K of the Company for the year ended February 28, 1995 is hereby incorporated by reference into this Proxy Statement/Prospectus.

EMPLOYEES

     On the date of this Proxy Statement/Prospectus, Parent employed two persons. Each of such persons performed management or administrative duties for Parent. The discussion regarding employees of the Company contained in the Annual Report on Form 10-K of the Company for the year ended February 28, 1995 is hereby incorporated by reference into this Proxy Statement/Prospectus.

DESCRIPTION OF PROPERTY

     On the date of this Proxy Statement/Prospectus, Parent leases approximately 100 square feet of office space from the Company pursuant to an oral lease agreement. Under this agreement, Parent pays the Company $260.00 per month for use of this space. It is currently anticipated that the Blount Partnership will continue this lease following the Effective Time of the Merger.

     The description of the property of the Company contained in the Annual Report on Form 10-K of the Company for the year ended February 28, 1995 is hereby incorporated by reference into this Proxy Statement/Prospectus.

LEGAL PROCEEDINGS

     Parent is involved from time to time in various pending and threatened legal actions arising out of the conduct of its past businesses. In the opinion of Parent, the outcome of currently known pending and threatened legal actions and proceedings are not presently expected to have a material adverse effect on the financial condition of Parent. See Note 5 of Notes to Unaudited Consolidated Financial Statements of Parent at May 31, 1995 contained elsewhere herein.

     The description of legal proceedings involving the Company contained in the Annual Report on Form 10-K of the Company for the year ended February 28, 1995 is hereby incorporated by reference into this Proxy Statement/Prospectus.

                   MANAGEMENT OF PARENT FOLLOWING THE MERGER

DIRECTORS AND OFFICERS

     The following table sets forth certain information with respect to the persons who will serve as directors of Parent following the Effective Time of the Merger, all of whom were elected by the stockholders of the Company as directors of the Company:

                                                                               DIRECTOR OF
                                                                                   THE
                                  NAME                                AGE     COMPANY SINCE
    ----------------------------------------------------------------  ---     -------------
    DIRECTORS DEEMED TO BE ELECTED BY HOLDERS
      OF PARENT CLASS A COMMON STOCK
      W. Houston Blount(2)(5)(6)....................................  73           1949(1)
      Herbert J. Dickson(4)(5)......................................  70           1966(1)
      Alfred M. Gleason(2)(5).......................................  65           1985
      Mary D. Nelson(3)(4)..........................................  62           1986
    DIRECTORS DEEMED TO BE ELECTED BY HOLDERS
      OF PARENT CLASS B COMMON STOCK
      Winton M. Blount(2)...........................................  74           1949(1)
      R. Eugene Cartledge(3)(5).....................................  66           1994
      C. Todd Conover(3)(4).........................................  55           1992
      H. Corbin Day(3)(4)(5)(6).....................................  58           1992
      Emory M. Folmar(3)(4).........................................  65           1995
      John M. Panettiere(2).........................................  58           1992
      Arthur P. Ronan(3)(6).........................................  65           1993
      Joab L. Thomas(3)(4)..........................................  62           1981

---------------

(1) Includes the period for which the person served as a director of Blount Brothers Corporation, a predecessor of the Company. The Company was organized in February 1971, and on March 1, 1971, the stockholders of Blount Brothers Corporation exchanged their stock in Blount Brothers Corporation for stock in the Company. Blount Brothers Corporation was merged into the Company on February 19, 1988.
(2) To be member of Executive Committee.
(3) To be member of Audit Committee.
(4) To be member of Finance Committee.
(5) To be member of Compensation and Management Development Committee.
(6) To be member of Acquisition Committee.

     The following is a brief summary of the business experience of each of the persons who will serve as a director of Parent following the Merger.

     W. Houston Blount. Mr. Blount served as Chairman of the Board from May 1986 to May 1992 of Vulcan Materials Company, Birmingham, Alabama (construction aggregates and chemicals), and has served as Chairman of the Board emeritus of Vulcan Materials Company since May 1992. Mr. Blount is also a director of VF Corporation, Reading, Pennsylvania. Mr. Blount is the brother of Winton M. Blount.

     Herbert J. Dickson. Mr. Dickson has been a financial consultant since March 1993. For more than five years prior to March 1993 he served as Chairman of the Board and Chief Executive Officer of Fortune Financial Services, Inc., Atlanta, Georgia (a finance company). Mr. Dickson is also a director of American Business Products, Inc., Atlanta, Georgia; and Martin Industries, Inc., Florence, Alabama.

     Alfred M. Gleason. Prior to retirement in May 1995, Mr. Gleason served as Vice Chairman from February of 1994, President and Chief Executive Officer from January 1989 and President from January 1985 of PacifiCorp, Portland, Oregon (a diversified utility company). Mr. Gleason is also a director of Fred Meyer, Inc., Portland, Oregon; Comdial Corporation, Charlottesville, Virginia; PacifiCorp Financial Services, Inc., Portland, Oregon; Tektronix, Inc., Beaverton, Oregon; and Legacy Health System, Portland, Oregon.

     Mary D. Nelson. Ms. Nelson has served as President of Nelson & Co., Cincinnati, Ohio (consulting actuaries) throughout the past five years. Ms. Nelson is also a director of Cincinnati Bell, Inc., Cincinnati, Ohio; and Union Central Life Insurance Co., Cincinnati, Ohio.

     Winton M. Blount. Mr. Blount has served as Chairman of the Board since June 1993; and served as Chairman of the Board and Chief Executive Officer of the Company throughout the five years preceding June 1993 except from December 1990 to October 1991 during which period he served as Chairman of the Board. Mr. Blount is the brother of W. Houston Blount.

     R. Eugene Cartledge. Prior to retirement in June 1994, Mr. Cartledge served as Chairman of the Board and Chief Executive Officer of Union Camp Corporation, Wayne, New Jersey, from 1989 to 1994, and prior to December of 1989, as Chairman of the Board, President and Chief Executive Officer of Union Camp Corporation. Mr. Cartledge is also a director of Union Camp Corporation, Delta Airlines, NationsBank and Sun Company, Inc.

     C. Todd Conover. Mr. Conover is and has been President and Chief Executive Officer of the Vantage Company, Los Altos, California (management services) since July 1992. He was formerly General Manager of the Finance Industry Group of Tandem Computers, Incorporated, Cupertino, California from January 1994; President and Chief Executive Officer of Central Bankorporation, Denver, Colorado (bank holding company) from July 1991; National Director with KPMG Peat Marwick, San Francisco, California and New York, New York (bank consulting) from September 1988; and served as Comptroller of the Currency of the United States from December 1981 through May 1985. Mr. Conover is also a director of PacifiCorp, Portland, Oregon.

     H. Corbin Day. Mr. Day has been a limited partner of Goldman, Sachs & Co., New York, New York (investment bankers) throughout the past five years, and Chairman from May 1988 of Jemison Investment Co., Inc., Birmingham, Alabama (investment bankers). Mr. Day is also a director of Jemison Investment Co., Inc. and its affiliated companies; Altec Industries, Inc., Birmingham, Alabama; and American Heritage Life Insurance Company, Jacksonville, Florida.

     Emory M. Folmar. Mr. Folmar has served as Mayor of the City of Montgomery, Alabama since 1977.

     John M. Panettiere. Mr. Panettiere has served as President and Chief Executive Officer since June 1993, and President and Chief Operating Officer from May 1992 of the Company. Mr. Panettiere was formerly Chairman, President and Chief Executive Officer from January 1990, President and Chief Executive Officer from January 1988, Senior Executive Vice President and Chief Operating Officer from August 1986 of Grove Worldwide Company, Shady Grove, Pennsylvania (manufacturer of mobile hydraulic cranes and aerial work platforms).

     Arthur P. Ronan. Prior to retiring in February 1992, Mr. Ronan was Corporate Vice President from 1982 and President from June 1985 of the automotive operations of Rockwell International Corporation, Troy, Michigan (manufacturer of automotive components).

     Joab L. Thomas. Dr. Thomas is currently President Emeritus of Pennsylvania State University, University Park, Pennsylvania. From September 1990 until August 1995, Dr. Thomas served as President of Pennsylvania State University. Prior to that time, he served as Professor from September 1988 and President from July 1981 to September 1988 of the University of Alabama, Tuscaloosa, Alabama. Dr. Thomas is also a director of Lukens, Inc., Coatesville, Pennsylvania; and Mellon Bank, Pittsburgh, Pennsylvania.

     Following the Effective Time of the Merger, the committees of the Board of Directors of Parent will consist of those committees presently utilized by the Company. Accordingly, the Board of Directors of Parent will have the standing committees whose principal functions are described below. Parent will not have a nominating committee.

     Executive Committee. The Executive Committee will be authorized to exercise all of the authority and powers of the Board of Directors of Parent to the extent permitted by law, including the right to appoint special committees of the Board, during the intervals between meetings of the Board of Directors of Parent. The Chairman of the Board of Parent will be Chairman of the Executive Committee.

     Audit Committee. The functions of the Audit Committee will include (i) recommending annually to the Board of Directors the appointment of Parent's independent auditors, (ii) reviewing the professional services, proposed fees and independence of such auditors, (iii) reviewing the annual audit plans of such auditors and the internal audit staff, (iv) monitoring the activities of the independent auditors and the internal audit staff, and (v) reporting on such activities to the Board of Directors of Parent. All of the members of this committee will be nonemployee directors.

     Finance Committee. The functions of the Finance Committee will include (i) approving Parent's funding policy for its retirement plans, (ii) approving actuarial assumptions for the retirement plans, (iii) approving the selection and termination of investment managers, trustees, independent auditors and actuaries for the retirement plans, (iv) approving the investment policy asset allocation guidelines, objectives, constraints, and restrictions, as appropriate, issued to investment managers and trustees, (v) approving operating procedures and safeguards as required to prohibit transactions not authorized under the Employee Retirement Income Security Act of 1974, as amended, (vi) approving the consolidation, merger, or transfer of retirement plan assets or liabilities to or from one plan to another, (vii) approving reports with regard to retirement plans prepared by the trustees, the independent auditors, investment managers or consultants and the actuaries, and (viii) reporting on such activities to the Board of Directors of Parent. All the members of this committee will be nonemployee directors.

     Compensation and Management Development Committee. The functions of the Compensation and Management Development Committee will include (i) approving compensation philosophy and guidelines for Parent's executive and managerial employees, (ii) establishing a total compensation range for the Chairman of the Board and the President and Chief Executive Officer and appraising the performance of said officers on a timely basis, (iii) approving salaries and changes in salaries of certain officers of Parent and presidents of its divisions and subsidiaries or other executives as such committee may deem appropriate, (iv) approving the participants, annual financial or other incentives and amounts to be paid under the Target Incentive Plan of the Company which will become a plan of Parent following the Effective Time of the Merger,
(v) reviewing and recommending to the Board of Directors of Parent any new executive incentive or stock option plans or additions to or revisions of such existing plans and approving any awards of options granted under such plans,
(vi) reviewing from time to time Parent's management resources and executive personnel planning, development and selection process, and (vii) reporting on such activities to the Board of Directors of Parent.

     Acquisition Committee. The functions of the Acquisition Committee will be to review and approve any acquisition proposed by management and report on such activities to the Board of Directors of Parent.

     In addition to Winton M. Blount and John M. Panettiere, the following persons will be the executive officers of Parent, including those persons who will be deemed to be executive officers of Parent by virtue of their positions with its subsidiaries, following the Merger:

                                                                            YEAR FIRST ELECTED
                                                                             OR APPOINTED TO
            NAME                                 OFFICE                        SUCH OFFICE       AGE
----------------------------  --------------------------------------------  ------------------   ---
K.O. Dixon..................  President of Dixon Industries, Inc.                  1973          57
Darrel F. Inman.............  President of the Sporting Equipment Division         1995          50
                              of the Company
Richard H. Irving III.......  Senior Vice President and General Counsel of         1995          52
                              Parent
Harold E. Layman............  Senior Vice President and Chief Financial            1993          48
                              Officer of Parent
D. Joseph McInnes...........  Senior Vice President -- Administration and          1991          52
                              Secretary of Parent
James S. Osterman...........  President of the Oregon Cutting Systems              1987          57
                              Division of the Company
Michael E. Short............  President of Gear Products, Inc.                     1995          45
Donald B. Zorn..............  President of the Forestry and Industrial             1994          59
                              Equipment Division of the Company

     Each of these persons will serve at the pleasure of the Board of Directors of Parent or the relevant subsidiary. There are no arrangements or understandings with any other person pursuant to which any officer is to be elected. These persons may also be directors or officers of divisions or subsidiaries of Parent.

     K.O. Dixon was elected President of Dixon Industries, Inc. (manufacturer of riding lawn mowers) in 1973. Dixon Industries, Inc. was acquired by the Company in March 1990.

     Darrel F. Inman was appointed President of the Sporting Equipment Division of the Company on July 1, 1995. Prior to that date, he served for more than five years as Vice President of Engineering and Product Development for the Sporting Equipment Division. Mr. Inman has also served as General Manager of three manufacturing facilities of that Division located in Lewiston, Idaho.

     Richard H. Irving III was elected Senior Vice President and General Counsel of the Company on April 10, 1995. Prior to that date, he served since 1986 as Vice President, General Counsel and Secretary of Duchossois Industries, Inc., a diversified privately held company headquartered in Elmhurst, Illinois. Mr. Irving also served as Associate General Counsel of Union Camp Corporation from 1979 to 1986, and Assistant General Counsel of Rockwell International from 1974 to 1979.

     Harold E. Layman was elected Senior Vice President and Chief Financial Officer of the Company in January 1993. Prior to that date, he served as Senior Vice President Finance and Administration and was a member of the Executive Committee of VME Group, N.V., The Netherlands from September 1988 (manufacturer of automotive components and industrial equipment).

     D. Joseph McInnes was elected Senior Vice President -- Administration and Secretary of the Company in May 1994. Prior to that date, he served as Senior Vice President -- Administration of the Company from October 1991, and Vice President -- Human Resources of the Company from March 1983. In addition, he was elected President of The Blount Foundation, Inc. (a charitable foundation funded by Parent) in April 1982.

     James S. Osterman was appointed President of the Oregon Cutting Systems Division of the Company in January 1987.

     Michael E. Short was elected President of Gear Products, Inc. (designer and manufacturer of rotation bearings and mechanical power transmission components) in September 1995. Prior to that time he served, for more than five years, as Vice President -- Sales and Marketing of Fairfield Manufacturing Company, Lafayette, Indiana. Gear Products, Inc. was acquired by the Company in March 1991.

     Donald B. Zorn was appointed President of the Forestry and Industrial Equipment Division of the Company in January 1994. Prior to that date, he served as President and Chief Operating Officer of Grove Cranes, a division of Grove Worldwide Company, Shady Grove, Pennsylvania (manufacturer of mobile hydraulic cranes and aerial work platforms) from March 1988.

EXECUTIVE COMPENSATION

          The information contained under the subheadings "Executive Compensation," "Pension Plans," "Employment Contracts, Termination of Employment and Change-in-Control Arrangements" and "Compensation of Directors" is intended to summarize the current compensation and related arrangements between the Company and its directors and officers. It is currently anticipated that the compensation arrangements summarized herein will remain in place following the Effective Time of the Merger without modification in the terms thereof, except that Winton M. Blount will be compensated only by Parent following the Effective Time of the Merger.

     Except for amounts paid to Winton M. Blount, the following table reflects compensation paid to the named individuals (the "Named Executive Officers") for the stated periods as officers or employees of the Company. The amounts shown as paid to Winton M. Blount include, in addition to compensation received from the Company, amounts paid to Mr. Blount by Parent. Following the Effective Time of the Merger,

Mr. Blount and the other named individuals will be compensated only by Parent and Company only in the manner such individuals are presently compensated by the Company.

                                                                                         LONG-TERM COMPENSATION
                                                                                        -------------------------
                                                                                          AWARDS       PAYOUTS
                                                    ANNUAL COMPENSATION                 ----------   ------------
                                      -----------------------------------------------   SECURITIES    LONG-TERM
                                                                         OTHER ANNUAL   UNDERLYING    INCENTIVE      ALL OTHER
                                              SALARY        BONUS        COMPENSATION    OPTIONS     PLAN PAYOUTS   COMPENSATION
    NAME AND PRINCIPAL POSITION       YEAR     ($)           ($)             ($)           (#)           ($)            ($)
------------------------------------  ----   --------     ----------     ------------   ----------   ------------   ------------
Winton M. Blount....................  1995   $855,000(1)  $1,025,000(2)    $ 70,789(6)          0             0       $ 41,769(8)
  Chairman of the Board               1994    810,000(1)   1,419,125(3)      30,569             0             0         33,261
                                      1993    765,000(1)     555,000(4)      13,538             0             0         25,701
John M. Panettiere..................  1995    550,000        800,000(5)      24,915(6)     25,000             0         53,888(9)
  President and CEO                   1994    461,379        450,000         26,807       100,000             0        193,774
                                      1993    332,051        225,000         34,273       100,000             0              0
Donald B. Zorn......................  1995    250,000        225,000         90,425(7)      7,500             0         18,550(10)
  President -- Forestry and           1994     41,666         10,000              0        30,000             0              0
  Industrial Equipment Division       1993          0              0              0             0             0              0
Harold E. Layman....................  1995    237,600        215,000         12,227(6)      7,500             0         23,356(11)
  Senior Vice President and Chief     1994    220,000        148,500          6,319        50,000             0         31,673
  Financial Officer                   1993     36,667         16,506              0        20,000             0              0
D. Joseph McInnes...................  1995    236,000        215,000         11,338(6)      7,500       118,527         13,366(12)
  Senior Vice President --            1994    219,450        148,129          5,785        50,000             0         13,799
  Administration and Corporate        1993    201,027        100,000          2,266             0             0            713
  Secretary

---------------

 (1) Amount includes $175,000 paid to Mr. Blount by Parent.
 (2) Amount includes $125,000 paid to Mr. Blount by Parent, and an $884,000 bonus earned under the Executive Management Target Incentive Plan of Company and a $16,000 discretionary bonus from Company.
 (3) Amount includes $800,000 paid to Mr. Blount by Parent.
 (4) Amount includes $200,000 paid to Mr. Blount by Parent.
 (5) Consists of $715,000 bonus earned under the Executive Management Target Incentive Plan and an $85,000 discretionary bonus.
 (6) Tax gross-up on club dues, personal use of the Company's property and premiums on life insurance policies.
 (7) Personal use of the Company's property, premiums on life insurance policy and relocation expenses.
 (8) Amount is comprised of $12,307 matching contributions to employee's 401(k) and excess 401(k) accounts and $29,462 attributable to the personal portion of the premiums on life insurance policies under the Executive Benefit Life Insurance and Supplemental Retirement Plan.
 (9) Amount is comprised of $21,463 matching contributions to employee's 401(k) and excess 401(k) accounts and $32,425 premiums on a life insurance policy under the Executive Life Insurance Plan.
(10) Amount is comprised of $18,550 in premiums on a life insurance policy under the Executive Life Insurance Plan.
(11) Amount is comprised of $10,016 matching contributions to the employee's 401(k) and excess 401(k) accounts and $13,340 in premiums on a life insurance policy under the Executive Life Insurance Plan.
(12) Amount is comprised of $12,407 matching contributions to employee's 401(k) and excess 401(k) accounts and $959 attributable to the personal portion of the premiums on the life insurance policies under the Executive Benefit Life Insurance and Supplemental Retirement Plan.

  Option Grants

     The following table summarizes pertinent information concerning individual grants of stock options, including the potential realizable dollar value of grants of options made during fiscal 1995 to each Named Executive Officer, assuming that the market value of the underlying security appreciates in value, from the date of grant to the end of the option term, at the rates indicated in the following table:

                                                                                              POTENTIAL
                                                    INDIVIDUAL GRANTS                    REALIZABLE VALUE AT
                                   ---------------------------------------------------     ASSUMED ANNUAL
                                    NUMBER OF     % OF TOTAL                               RATES OF STOCK
                                   SECURITIES      OPTIONS                               PRICE APPRECIATION
                                   UNDERLYING     GRANTED TO    EXERCISE    EXPIRATION   FOR OPTION TERM(1)
                                     OPTIONS     EMPLOYEES IN     PRICE        DATE      -------------------
              NAME                 GRANTED (#)   FISCAL YEAR    ($/SHARE)   (MM-DD-YY)   5% ($)     10% ($)
---------------------------------  -----------   ------------   ---------   ----------   -------   ---------
Winton M. Blount.................          0             0              0          --          0           0
John M. Panettiere...............     25,000         16.79%       46.0625    02-13-05    724,000   1,835,000
Donald B. Zorn...................      7,500          5.04%       46.0625    02-13-05    217,000     551,000
Harold E. Layman.................      7,500          5.04%       46.0625    02-13-05    217,000     551,000
D. Joseph McInnes................      7,500          5.04%       46.0625    02-13-05    217,000     551,000

---------------

(1) The amounts under these columns are the result of calculations at 5% and 10% rates which were established by rules adopted by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, in the price of Parent Class A Common Stock.

  Option Exercises and Year-End Option Values

     The following table summarizes pertinent information concerning the exercise of stock options during fiscal 1995 by each of the Named Executive Officers and the fiscal year-end value of unexercised options:

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                           OPTIONS AT FISCAL YEAR END      IN-THE-MONEY OPTIONS AT
                                SHARES                                 (#)                   FISCAL YEAR END ($)
                             ACQUIRED ON       VALUE       ---------------------------   ---------------------------
           NAME              EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  ------------   ------------   -----------   -------------   -----------   -------------
Winton M. Blount...........          0               0             0              0              0               0
John M. Panettiere.........     12,213         343,000        33,334        167,240        600,000       4,106,000
Donald B. Zorn.............          0               0        10,000         27,500        184,000         372,000
Harold E. Layman...........          0               0        24,667         52,833        565,000       1,000,000
D. Joseph McInnes..........          0               0        28,667         48,833        767,000         914,000

PENSION PLANS

     Assuming continuance of the Company's Retirement Plan in its present form, estimated annual benefits payable to eligible employees (including executive officers) in specific classifications following retirement at age 65 (normal retirement age), after continuous years of credited service, are shown below:

                                                ESTIMATED ANNUAL BENEFITS FOR
FIVE-YEAR AVERAGE                         SPECIFIED YEARS OF CREDITED SERVICE(1)(2)
   EARNINGS AT           ----------------------------------------------------------------------------
  RETIREMENT(3)             10         15         20         25         30         35      40 OR MORE
-----------------        --------   --------   --------   --------   --------   --------   ----------
   $100,000............  $ 20,000   $ 30,000   $ 40,000   $ 50,000   $ 52,500   $ 55,000    $ 57,500
    150,000............    30,000     45,000     60,000     75,000     78,750     82,500      86,250
    200,000............    40,000     60,000     80,000    100,000    105,000    110,000     115,000
    250,000............    50,000     75,000    100,000    125,000    131,250    137,500     143,750
    300,000............    60,000     90,000    120,000    150,000    157,500    165,000     172,500
    350,000............    70,000    105,000    140,000    175,000    183,750    192,500     201,250
    400,000............    80,000    120,000    160,000    200,000    210,000    220,000     230,000
    450,000............    90,000    135,000    180,000    225,000    236,250    247,500     258,750
    500,000............   100,000    150,000    200,000    250,000    262,500    275,000     287,500
    550,000............   110,000    165,000    220,000    275,000    288,750    302,500     316,250
    600,000............   120,000    180,000    240,000    300,000    315,000    330,000     345,000
    650,000............   130,000    195,000    260,000    325,000    341,250    357,500     373,750
    700,000............   140,000    210,000    280,000    350,000    367,500    385,000     402,500

---------------

(1) The amounts set out above are based on the benefits under a straight life annuity to a participant retiring at age 65 on March 1, 1995. The amounts shown are to be reduced for offsetting amounts to be paid as social security benefits and benefits payable under Master Annuity Contracts (purchased upon termination of prior Retirement Plans).
(2) Under Section 415(b) of the Code, the maximum benefit payable under the Master Annuity Contracts (purchased upon termination of prior Retirement Plans) and the Company's Retirement Plan to an employee retiring at age 65 in 1995 is $120,800 ($118,800 for 1994), an amount which may change each year in accordance with a determination made by the Commissioner of the Internal Revenue Service. In addition, Section 401(a)(17) of the Code limits the amount of an employee's compensation which may be taken into account under the Company's Retirement Plan to $150,000 for 1995, an amount which also may change each year in accordance with a similar determination. These limitations have been disregarded for the purposes of this table since the amount of the benefit payable in excess of the limitation is covered by the Supplemental Retirement Benefit Plan of the Company (the "Excess Benefit Plan").
(3) Earnings covered by the Company's Retirement Plan are based on the participant's base salary or wages.

     The years of benefit service used to determine benefits under the Company's Retirement Plan and the Master Annuity Contracts (purchased upon termination of prior Retirement Plans) as of February 28, 1995, for the Named Executive Officers are: Mr. Blount -- 49 years; Mr. Panettiere -- 3 years; Mr. Layman -- 2 years; Mr. McInnes -- 21 years; and Mr. Zorn -- 1 year.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

  Executive Benefit Life Insurance and Supplemental Retirement Plan

     On September 22, 1980, the Board of Directors of the Company adopted, effective August 1, 1980, an Executive Benefit Life Insurance and Supplemental Retirement Plan (the "Keyman Insurance Plan") for key executive officers of the Company and its divisions and subsidiaries. Eligibility is determined by the Compensation and Management Development Committee of the Board of Directors of the Company. Each participating executive officer has the opportunity to obtain life insurance that will pay to the named beneficiary in the event of the executive officer's death while employed by the Company or one of its divisions or subsidiaries as a full-time permanent employee, an amount equal to 2 1/2 times the executive officer's annual compensation (base salary as of August 1 of each year plus the amount of the most recent bonus paid under the Company's Annual Target Incentive Plan) at the time of the executive officer's death (the "Death Benefit"). The excess of the face amount of the policy over the Death Benefit is paid to the Company. The Company has ownership rights in the policy, except that the executive officer has the right to change the beneficiary designation for the amount of the Death Benefit. All dividends declared on the policy shall be applied at the option of the Company to purchase additional paid-up insurance on the life of the executive officer or to reduce the premiums on the policy. The Company pays all premiums due on the policies.

     If the executive officer retires directly from permanent full-time employment with the Company or one of its divisions or subsidiaries, under certain circumstances and subject to the election by the executive officer, the Company, after withdrawing the cash value, will assign its rights in the policy to the executive officer. In lieu of the Company's assignment of its rights in the policy, the executive officer may elect to receive an optional supplemental retirement benefit payable by the Company instead of all or a portion of any interest the executive officer or his beneficiary or beneficiaries may otherwise be entitled to under the policy, and the Death Benefit will terminate. If the executive officer retires prior to age 65, he or she may elect a supplemental retirement benefit commencing upon such retirement date, but the benefit will be reduced based on a formula.

     Should the executive officer upon retirement at age 65 elect to receive a supplemental retirement benefit under the Keyman Insurance Plan and based on the amount of life insurance in force at the end of Fiscal 1995, the persons named in the Summary Compensation Table would receive the following annual payments from the Company for 15 years in addition to the benefits payable under the Master Annuity Contract, the Excess Benefit Plan and any Supplemental Executive Retirement Plan: Mr. Blount -- $280,000, and Mr. McInnes -- $107,556. Messrs. Panettiere, Layman and Zorn do not participate in the Keyman Insurance Plan.

  Supplemental Executive Retirement Plans

     The Company maintains a Supplemental Executive Retirement Plan for John M. Panettiere. If Mr. Panettiere completes at least five years of service with the Company, the Supplemental Executive Retirement Plan will provide him with a benefit upon his normal retirement date or earlier termination of employment equal to a benefit calculated under the benefit formula of the Company's Retirement Plan, but based on a schedule of years of service granted to him under the Supplemental Executive Retirement Plan rather than his actual service, reduced by any retirement benefits payable under the Company Retirement Plan, the Supplemental Retirement Benefit Plan, and any retirement income actually paid to Mr. Panettiere under any pension plan maintained by a former employer. This Plan is administered by the Board or, at its discretion, the Compensation and Management Development Committee of the Board of Directors of the Company. This Plan may be amended from time to time in any respect with the consent of the other party, but it cannot be terminated without the consent of the Board or its designated committee and Mr. Panettiere. At the discretion of the Board and after timely notice to Mr. Panettiere, rights to receive any benefits under this Plan may be forfeited, suspended, reduced or terminated by the Board of Directors of the Company if it determines in good faith that good cause as defined in this Plan has been shown. The projected annual benefit payable to Mr. Panettiere under this Plan, in addition to the benefits payable under the Company Retirement Plan, the Excess Benefit Plan and the retirement income payable under any pension plan maintained by a former employer of Mr. Panettiere, is $247,979.

     The Company maintains a Supplemental Executive Retirement Plan for Donald
B. Zorn. If Mr. Zorn completes at least five years of service, the Supplemental Executive Retirement Plan will provide him with a benefit upon his normal retirement date or earlier termination of employment equal to a benefit calculated under the benefit formula of the Company Retirement Plan, but based on a schedule of years of service granted to him under the Supplemental Executive Retirement Plan rather than his actual service, reduced by any retirement benefits payable under the Company Retirement Plan, the Supplemental Retirement Benefit Plan, and any retirement income actually paid to Mr. Zorn under any pension plan maintained by a former employer. This Plan is administered by the Board or, at its discretion, the Compensation and Management Development Committee of the Board of Directors of the Company. This Plan may be amended from time to time in any respect with the consent of the other party, but it cannot be terminated without the consent of the Board or its designated committee and Mr. Zorn. At the discretion of the Board and after timely notice to

Mr. Zorn, rights to receive any benefits under this Plan may be forfeited, suspended, reduced or terminated by the Board if it determines in good faith that good cause as defined in this Plan has been shown. Due to Mr. Zorn's service of less than one year at the date of the Company's latest Actuarial Valuation, no projected benefit under this Plan was determined.

  Employment Contracts and Change-in-Control Arrangements

     The Company has entered into Employment Agreements (the "Employment Agreements") with all of its Named Executive Officers except for Winton M. Blount. The terms of the Employment Agreements provide that each executive will be paid a base salary no less than the 1995 base salary shown in the summary compensation table, be eligible to participate in the Company's incentive plans with target bonuses ranging from 45% to 65% of base salary, participate in the Company's stock option programs and all other benefit plans, arrangements and perquisites generally available to executive officers. Three executives are covered by the Company's Executive Life Insurance Program and two are covered under the Company's Keyman Life Insurance and Supplemental Retirement Plan. The Employment Agreements with Messrs. Panettiere and Zorn provide for certain supplemental retirement benefits, less any benefits from the Company's Retirement Plan, the Blount, Inc. and Subsidiaries Supplemental Retirement Plan and any pension plan of a former employer.

     The duration of each Employment Agreement is automatically extended one day for each day employed until such time as the executive attains his 65th birthday. Each Employment Agreement has a clause which prohibits the executive, for up to three years following the termination of employment, from competing directly or indirectly with the Company or disclosing proprietary or confidential information.

     Each of the Employment Agreements contains a provision pursuant to which the executive is paid a multiple (of 24 to 36 months, depending on the executive) of his then current base salary and an average of bonus payments recently received upon a change in control of the Company, as defined in the Employment Agreements. Full funding of certain benefits and immediate vesting in unvested stock options also occur upon such a change in control. The Merger should not trigger such change in control provisions.

     Each of the Employment Agreements also contains provisions for severance payments and benefits (for 24 to 36 months, depending on the executive) if the Company terminates the executive for reasons other than death, disability or cause, as defined in the Employment Agreements.

     In the event of death, disability or termination for cause (as defined in the Employment Agreements) or in the event the employee terminates his employment, except upon a change in control, the Company's obligations under the Employment Agreements cease and no special benefits will be paid.

     A Rabbi Trust has been established by the Company for the purpose of helping to meet obligations including certain non-qualified benefits and change in control liabilities identified in this section.

COMPENSATION OF DIRECTORS

     Non-employee directors receive a retainer fee of $6,250 per quarter plus a fee of $1,000 for each Board Meeting attended in person or by telephone conference, and an additional $1,000 for each Board Committee Meeting attended in person or by telephone conference. No fee for execution of consent actions is paid. Persons serving as Chairmen of Committees of the Board, who are not employees of the Company, receive an additional retainer fee of $750 per quarter for their services. The Chairman and the members of the Independent Committee will receive retainer fees of $12,500 and $10,000, respectively, for their service on such committee, in addition to receipt of the standard payment for attendance at committee meetings. The directors are reimbursed for travel and other expenses and are provided travel insurance when traveling on business for the Company, liability insurance coverage and participation in a charitable contributions matching gift program. Participation in the Company's group medical and dental plans is also available to non-employee directors on the same basis as offered to all employees of Company. In addition, each non-employee director is provided $50,000 of life insurance under the Company's group life insurance plan. Directors who are employees of Company do not receive any additional compensation for their services as directors.

     Under the Directors' Fee Deferral Plan of the Company, directors may defer receipt of directors' fees until their retirement or other termination of status as a director. Deferred amounts bear interest, adjusted quarterly, based on the prime rate set by a New York bank. Such accumulated fees, together with the income accrued thereon, are payable in cash to the director or his or her estate in accordance with the option selected by the director at the time he or she elected to participate in this plan. The Directors' Fee Deferral Plan is unfunded and amounts due the participants covered thereby are general obligations of the Company.

     The Company also has in place the Advisory Directors' Recognition Plan. Each member of the Board of Directors of the Company who has served as a director for at least five (5) consecutive years and who has not been an employee vested in any employee benefits sponsored by the Company during his or her service on the Board and (a) who is serving at the attainment of age 72, or
(b) who becomes permanently and totally disabled at any time prior to age 72, shall become an advisory director. No advisory director and no other director, except the co-founders of the Company, shall be eligible to stand for re-election to the Board who, after July 1, 1991, is or reaches age 72. Under this plan, a director who is or becomes eligible for advisory director status after July 1, 1991, shall, at the end of his or her current term, be paid a quarterly benefit for life equal to the quarterly cash retainer, exclusive of Committee Chairman fees, then being paid to the director. An advisory director who attains that status due to disability shall be paid a quarterly disability benefit equal to the quarterly cash retainer then being paid to directors for the shorter of (a) such advisory director's life or (b) the number of the advisory director's full years of service as a director. A director who has been an employee vested in employee benefits sponsored by the Company is eligible to become an advisory director, but shall not be entitled to the retainer paid to advisory directors. When their views on a matter are sought, advisory directors are expected to consult with the management or directors of the Company. The status of advisory director may be terminated upon request by the advisory director or by the Board if it determines that an advisory director becomes a director, officer, employee, or consultant of or to another company that competes with the Company or any of its divisions or subsidiaries. The Advisory Directors' Recognition Plan does not apply to Winton M. Blount, a cofounder of the Company, nor to W. Houston Blount, a co-founder of the Company, until either ceases to be a member of the Board of Directors regardless of his age at the time of such cessation. The Advisory Directors' Recognition Plan is unfunded and amounts due to the participants covered thereby are general obligations of the Company.

     On April 10, 1995, the Company's Board of Directors adopted the Blount, Inc. Non-Employee Directors' Stock Compensation Plan (the "Directors' Plan"). Pursuant to the Directors' Plan, each non-employee director of the Company is entitled to receive shares of Company Class A Common Stock with an aggregate fair market value equal to $25,000 (the "Grant"). Shares awarded pursuant to a Grant vest in equal installments over a five year period, during which time the non-employee director may direct the voting and receive dividends upon the shares of Company Class A Common Stock subject to the Grant, but may not transfer any unvested portion of such shares to any person except Company. Non-employee directors are entitled to receive a new Grant under the Directors' Plan once the non-employee directors' previous Grant becomes fully vested.

COMPENSATION PLANS

     At the Effective Time of the Merger, Parent will assume the obligations of the Company under the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan, and the 1995 Blount Long-Term Executive Stock Option Plan, and each outstanding option to purchase shares of the Company Class A Common Stock granted under the Compensation Plans will become an option to acquire shares of Parent Class A Common Stock on the same terms and conditions as were applicable under the Compensation Plans and the stock option agreements granting such options, except that the number of shares subject to each option and the exercise price will be appropriately adjusted to give effect to the Exchange Ratio. Adoption of the Merger Agreement at the Special Meeting will be deemed to constitute approval by the holders of Parent Common Stock, following the Merger, of the terms of and the assumption by Parent of the Compensation Plans, all of which have been approved previously by the stockholders of the Company. No changes will be made to the terms of the Compensation Plans as a result of or in connection the Merger except that the authority, responsibility and duties of the Company and its Board of Directors under the Compensation Plans will be transferred to Parent and its Board of Directors, respectively. Adoption of the Merger Agreement at the Special Meeting will also be deemed to constitute approval of the Compensation Plans for purposes of Section 16 of the Exchange Act.

     Copies of the 1992 Blount Incentive Stock Option Plan, the 1994 Blount Executive Stock Option Plan and the 1995 Blount Long-Term Executive Stock Option Plan are attached hereto as Appendices C, D and E, respectively, and are incorporated herein by this reference. The descriptions of the Compensation Plans contained in this Proxy Statement/Prospectus are qualified in their entirety by reference to such Appendices.

  The 1995 Blount Long Term Executive Stock Option Plan

     If approved, the Blount Long Term Executive Stock Option Plan (the "1995 LTESO Plan") will permit Parent to grant options to purchase shares of Parent Class A Common Stock in accordance with the terms of the 1995 LTESO Plan and pursuant to written stock option agreements. Subject to appropriate adjustment in the event of certain stock splits, stock dividends or similar distributions with respect to Parent Class A Common Stock, the number of shares of Parent Class A Common Stock which may be issued under the 1995 LTESO Plan may not exceed 1,050,000 shares. The 1995 LTESO Plan will be administered by the Compensation and Management Development Committee of the Board (the "Committee"), no member of which is eligible to receive options under the 1995 LTESO Plan. The officers and other key management employees (approximately 50 persons) of Parent and its divisions and subsidiaries will be eligible to receive options under the 1995 LTESO Plan. The Committee will have sole discretion to determine from among eligible employees those to whom and the time or times at which or the criteria under which options may be granted pursuant to the 1995 LTESO Plan, the number of shares of Parent Class A Common Stock to be subject to each option and the period for the exercise of such options.

     The per share exercise price of Parent Class A Common Stock subject to each option granted under the 1995 LTESO Plan may not be less than the fair market value of such stock on the date the option is granted. Options must be granted within 10 years from April 10, 1995, the effective date of the 1995 LTESO Plan, and the period for the exercise of each option cannot exceed 10 years from the date of its grant.

     No option issued under the 1995 LTESO Plan may be exercised unless and until the optionee has remained in the employ of Parent or its divisions and subsidiaries for one year from the date of grant, except in the case of death, as described below. No option issued under the 1995 LTESO Plan will be transferable by an optionee other than by will or the laws of descent and distribution. During the lifetime of an optionee, options issued under the 1995 LTESO Plan will be exercisable only by the optionee.

     In the event an optionee's employment is terminated with or without cause, or by the act of the optionee including death, before his or her option has been in effect for one year, the optionee's right to exercise such option shall terminate and all rights thereunder shall cease. In the event an optionee's employment is terminated with or without cause, or by the act of the optionee including death, after his or her option has been in effect for one year, the optionee will have three months, except in the case of death as described below, after such termination within which to exercise such option to the extent it was exercisable at the date of such termination.

     In the event of the death of an optionee, the executor or administrator of the estate of the optionee or the person or persons to whom the option shall have been validly transferred by the executor or the administrator pursuant to a will or the laws of descent and distribution shall have the right for one year following the date of death to exercise the optionee's option to the extent it was exercisable at the date of death, but not to exceed the original expiration date of the option.

     At the Effective Time of the Merger, no options will have been issued under the 1995 LTESO Plan.

     Options which may be granted under the 1995 LTESO Plan are not intended to qualify as "incentive stock options" within the meaning of Section 422A of the Code. Under current federal tax law, there are no tax consequences to either Parent or the optionee upon the grant of an option under the 1995 LTESO Plan. Upon exercise of any such option, the excess of the fair market value of Parent Class A Common Stock acquired over the exercise price of the option exercised is taxable to the optionee as compensation income and is deductible by Parent. The tax basis for the stock acquired by the optionee is the exercise price plus such taxable excess. When an optionee disposes of shares acquired upon exercise of an option issued under the 1995 LTESO Plan, any amount received in excess of the tax basis of the shares will be treated as capital gain and will either be long-term or short-term, depending on the holding period of the shares of Parent Class A Common Stock acquired. The holding period commences on the date of exercise of the option. If the amount received on sale is less than the tax basis of the shares, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

  The 1994 Blount Executive Stock Option Plan

     If approved, the 1994 Blount Executive Stock Option Plan (the "1994 ESO Plan") will permit Parent to grant options to purchase shares of Parent Class A Common Stock in accordance with the terms and the 1994 ESO Plan and pursuant to written stock option agreements. Subject to appropriate adjustment in the event of certain stock splits, stock dividends of similar distributions with respect to Parent Class A Common Stock, the number of shares of Parent Class A Common Stock which may be issued under the 1994 ESO Plan may not exceed 600,000 shares. The 1994 ESO Plan will be administered by the Committee, no member of which is eligible to participate in the 1994 ESO Plan. The officers and other key management employees (approximately 100 persons) of Parent and its divisions and subsidiaries are eligible to receive options under the 1994 ESO Plan. The Committee will have sole discretion to determine from among eligible employees those to whom and the time or times of which options may be granted, the number of shares of Parent Class A Common Stock to be subject to each option and the period for the exercise of such options.

     The per shares exercise price of Parent Class A Common Stock subject to each option may not be less than the fair market value of such stock on the date the option is granted. Options must be granted within 10 years from January 24, 1994, and the period for the exercise of each option cannot exceed 10 years from the date of grant.

     No option issued under the 1994 ESO Plan may be exercised unless and until the optionee has remained in the employ of Parent or its divisions and subsidiaries for one year from the date of grant, except in the case of death, as described below. No option issued under the 1994 ESO Plan will be transferable by an optionee other than by will or the laws of descent and distribution. During the lifetime of an optionee, options issued under the 1994 ESO Plan are exercisable only by the optionee.

     In the event an optionee's employment is terminated with or without cause, or by the act of the optionee including death, before his or her option has been in effect for one year, the optionee's right to exercise such option shall terminate and all rights thereunder shall cease. In the event an optionee's employment is terminated with or without cause, or by the act of the optionee including death, after his or her option has been in effect for one year, the optionee will have three months, except in the case of death as described below, after such termination within which to exercise such option to the extent it was exercisable at the date of such termination.

     In the event of death of an optionee, the executor or administrator of the estate of the optionee or the person or persons to whom the option shall have been validly transferred by the executor or the administrator pursuant to a will or the laws of descent and distribution shall have the right for one year following the date of death to exercise the optionee's option to the extent it was exercisable at the date of death, but not to exceed the original expiration date of the option.

     At the Effective Time of the Merger, options to purchase 22,500 shares of Parent Class A Common Stock will be available for grant under the 1994 ESO plan, and outstanding options to purchase 502,500 shares of Parent Class A Common Stock will be assumed by Parent.

     Options granted the 1994 ESO Plan are not intended to qualify as "incentive stock options" within the meaning of Section 422A of the Code. Under the current federal tax law, there are no tax consequences to either Parent or the optionee upon the grant of an option. Upon exercise of the option, the excess of the fair market value of Parent Class A Common Stock acquired over the option price is taxable to the optionee as compensation income and is deductible by Parent. The tax basis for the stock acquired by the optionee is the option price plus such taxable excess. When an optionee disposes of shares acquired upon exercise of the option, any amount received in excess of the tax basis of the shares will be treated as capital gain and will either be long-term or short-term, depending on the holding period of the shares. The holding period commences on the date of exercise of the option. If the amount received on sale is less than the tax basis of the shares, the loss will be treated as long-term or short-term capital loss, depending upon the holding period of the shares.

  The 1992 Blount Incentive Stock Option Plan

     If approved, the 1992 Blount Incentive Stock Option Plan (the "1992 ISO Plan") will permit Parent to grant options to purchase shares of Parent Class A Common Stock in accordance with the terms of the 1992 ISO Plan and pursuant to written incentive stock option agreements. Subject to appropriate adjustment in the event of certain stock splits, stock dividends or similar distributions with respect to Parent Class A Common Stock, the number of shares of Parent Class A Common Stock which may be issued under the 1992 ISO Plan may not exceed 1,125,000 shares. The 1992 ISO Plan will be administered by the Committee, no member of which is eligible to receive options under the 1992 ISO Plan. The officers and other key management employees of Parent and its divisions and subsidiaries will be eligible to receive options under the 1992 ISO Plan. The Committee will have sole discretion to determine from among eligible employees those to whom and the time or times at which options may be granted under the 1992 ISO Plan, the number of shares of Parent Class A Common Stock to be subject to each option and the period for the exercise of such options.

     The per share exercise price of Parent Class A Common Stock subject to each option granted under the 1992 ISO Plan may not be less than the fair market value of such stock on the date the option is granted. Options to be issued pursuant to the 1992 ISO Plan must be granted within 10 years from January 27, 1992, and the period for the exercise of each option granted under the 1992 ISO Plan cannot exceed 10 years from the date of grant.

     No option granted under the 1992 ISO Plan may be exercised unless and until the optionee has remained in the employ of Parent or its divisions and subsidiaries for one year from the date of grant, except in the case of death, as described below. No option granted under the 1992 ISO Plan will be transferable by an optionee other than by will or the laws of descent and distribution. During the lifetime of an optionee, an option granted under the 1992 ISO Plan may be exercised only by the optionee.

     In the event an optionee's employment is terminated with or without cause, or by the act of the optionee including death, before his or her option has been in effect for one year, the optionee's right to exercise such option shall terminate and all rights thereunder shall cease. In the event an optionee's employment is terminated with or without cause, or by the act of the optionee including death, after his or her option has been in effect for one year, the optionee will have three months, except in the case of death as described below, after such termination within which to exercise such option to the extent it was exercisable at the date of such termination.

     In the event of the death of an optionee, the executor or administrator of the estate of the optionee or the person or persons to whom the option shall have been validly transferred by the executor or the administrator pursuant to a will or the laws of descent and distribution shall have the right for one year following the date of death to exercise the optionee's option to the extent it was exercisable at the date of death, but not to exceed the original expiration date of the option.

     At the Effective Time of the Merger options to purchase 33,450 shares of Company Class A Common Stock will be available for grant under the 1992 ISO Plan, and outstanding options to purchase 652,892 shares of Parent Class A Common Stock will be assumed by Parent.

     Options granted under the 1992 ISO Plan are intended to qualify as "incentive stock options" within the meaning of Section 422A of the Code. Under current federal tax law, there are no tax consequences to either Parent or the optionee upon grant of an option under the 1992 ISO Plan. There are no tax consequences to the optionee upon exercise of an option granted under the 1992 ISO Plan if the shares are not disposed of within two years from the date such option was granted or within one year from the date such option was exercised.

Any gain realized upon disposition of the shares acquired pursuant to the option will be long-term capital gain and any loss will be long-term capital loss. If long-term capital gain is realized, a portion of such capital gain may, in certain circumstances, be subject to the alternative minimum tax on tax preferences. No deduction will be allowed to Parent upon exercise of an option granted under the 1992 ISO Plan. If the above described holding period requirements are not met, the gain realized on disposition constitutes ordinary compensation income to the extent of the lesser of (1) the fair market value of the stock on the date of exercise minus the exercise price or (2) the amount realized on disposition minus the exercise price. Any gain in excess of the amount taxed as ordinary compensation income will be taxed as short-term capital gain. Parent will be entitled to a compensation deduction in an amount equal to the optionee's ordinary compensation income.

     Benefits to be granted under the Compensation Plans in the future, if any, can not be determined on the date of this Proxy Statement/Prospectus. For certain information regarding benefits previously granted under the Compensation Plans and other plans maintained by the Company, see "Executive Compensation."

               SELECTED FINANCIAL DATA OF PARENT AND THE COMPANY

     The following tables set forth certain selected historical consolidated financial information for Parent and the Company. Selected financial data for the five most recent fiscal years are derived from the audited consolidated financial statements of Parent for the fiscal years ended the last day of February 1995, 1994 and 1993, the unaudited consolidated financial statements of Parent for the fiscal years ended the last day of February 1992 and 1991, and the audited consolidated financial statements of the Company. The selected financial data for the three months ended May 31, 1995 and 1994 are derived from the unaudited consolidated financial statements of Parent and the Company. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations of Parent included elsewhere herein and the consolidated financial statements of Parent and the Company, and the related notes thereto, included in documents included elsewhere herein or incorporated herein by reference. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PARENT" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

PARENT AND SUBSIDIARIES

                                                                                                THREE MONTHS
                                       FISCAL YEARS ENDED LAST DAY OF FEBRUARY                 ENDED MAY 31,
                              ----------------------------------------------------------    --------------------
                                1995         1994        1993        1992         1991        1995        1994
                              ---------    --------    --------    ---------    --------    --------    --------
                                               (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA) (UNAUDITED)
INCOME STATEMENT DATA
Sales.......................  $ 588,419    $488,045    $426,492    $ 382,352    $355,012    $164,189    $145,684
Operating income from
  segments..................    101,887      73,631      43,404       25,372      28,384      30,446      22,550
Income (loss) from
  continuing operations
  before minority interest,
  extraordinary gain and
  cumulative effect of
  accounting changes........     40,731      21,568      10,258       (5,490)       (357)     13,823       9,845
Minority interest in income
  of consolidated
  subsidiary................     24,967       8,401       4,116          386       1,267       8,762       5,504
Net income..................     15,764       2,851      10,321        1,650         547       5,061       4,341
Net income (loss) per
  share.....................   1,485.01      117.97      916.48      (112.32)     (80.00)     485.44      415.68
BALANCE SHEET DATA
Total assets................  $ 520,792    $499,648    $459,379    $ 479,379    $511,651    $502,604    $495,245
Working capital.............    123,295     105,108      58,222       70,261      97,662     140,571     108,227
Long-term debt..............     98,254     106,151      82,046      126,124     145,177      95,670     100,262
Total debt..................    106,045     112,249      94,818      151,417     165,586     101,281     107,857
Minority Interest...........    124,589     100,769      87,001       84,362      86,591     132,935     106,293
Shareholders' equity........     83,124      70,239      69,608       60,826      62,016      87,526      73,661
OTHER DATA
Common share dividends per
  share.....................  $   73.66    $  40.16    $  35.36    $   54.28    $  26.52    $  16.01    $  13.94
Weighted average common
  shares outstanding........      9,375       9,375       9,375        9,375       9,375       9,375       9,375

THE COMPANY AND ITS SUBSIDIARIES

                                                                                                 THREE MONTHS
                                      FISCAL YEARS ENDED LAST DAY OF FEBRUARY                    ENDED MAY 31,
                           --------------------------------------------------------------   -----------------------
                              1995         1994         1993         1992         1991         1995         1994
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                  (UNAUDITED)
                                               (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA
Sales..................... $  588,419   $  488,045   $  426,492   $  382,352   $  355,012   $  164,189   $  145,684
Operating income from
  segments................    101,887       73,631       43,404       25,372       28,384       30,446       22,550
Income (loss) from
  continuing operations
  before extraordinary
  gain and cumulative
  effect of accounting
  changes.................     40,090       24,396       11,888       (4,295)         644       14,279        9,008
Net income(1).............     40,090       14,080        7,239          683        2,242       14,279        9,008
Per share:
  Income (loss) from
    continuing operations
    before extraordinary
    gain and cumulative
    effect of accounting
    changes...............       3.10         1.92          .97         (.35)         .06         1.10          .70
Net income(1).............       3.10         1.11          .59          .06          .19         1.10          .70
BALANCE SHEET DATA
Total assets.............. $  517,788   $  492,901   $  447,151   $  466,243   $  496,319   $  499,768   $  490,134
Working capital...........    122,105      104,346       58,340       63,671       86,911      137,805      106,697
Long-term debt............     99,754      107,651       82,046      105,654      124,052       97,170      101,762
Total debt................    107,545      109,733       88,143      130,846      144,358      102,781      108,395
Shareholders' equity......    203,067      166,853      155,071      151,129      155,409      216,269      174,960
OTHER DATA
Per common share dividends
  Class A................. $    .5175   $    .4625   $      .45   $      .45   $      .45   $    .1425   $     .125
  Class B.................      .4675        .4125          .40          .40          .40          .13        .1125
Weighted average common
  shares outstanding...... 12,931,020   12,730,733   12,283,592   11,958,557   12,000,207   12,954,389   12,853,894

---------------

(1) Includes income of $6,014 ($.50 per share) representing the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 106 and SFAS No. 109 in 1992 and an extraordinary gain of $1,205 ($.10 per share) on repurchase of debt in 1991.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS OF PARENT

     The discussion contained in this section relates to the results of operations and other financial information of Parent and the Company on a consolidated basis and should be read in conjunction with the Consolidated Financial Statements of Parent, and the related notes, included elsewhere in this Proxy Statement/Prospectus.

     Set forth below is certain segment financial information concerning Parent's businesses. For additional information, see Note 10 of Notes to Consolidated Financial Statements of Parent.

                                                                    FOR THE YEARS ENDED
                                                                  THE LAST DAY OF FEBRUARY
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
Sales:
  Outdoor Products.........................................  $268,110     $234,502     $213,196
  Industrial and Power Equipment...........................   207,556      162,026      128,912
  Sporting Equipment.......................................   112,753       91,517       84,384
                                                             --------     --------     --------
          Total(1).........................................  $588,419     $488,045     $426,492
                                                             ========     ========     ========
Income from Operations:
  Outdoor Products.........................................  $ 49,583     $ 33,974     $ 20,611
  Industrial and Power Equipment...........................    32,987       24,503       12,843
  Sporting Equipment.......................................    19,317       15,154        9,950
                                                             --------     --------     --------
     Operating income from segments(2).....................   101,887       73,631       43,404
Corporate Overhead.........................................    25,337       29,752       14,486
                                                             --------     --------     --------
     Income from operations................................  $ 76,550     $ 43,879     $ 28,918
                                                             ========     ========     ========

---------------

(1) Includes sales derived from operations outside the United States of $95.1 million, $104.7 million and $108.1 million and export sales of $94.3 million, $54.5 million and $39.9 million in 1995, 1994 and 1993. As a result of a contract manufacturing agreement with a subsidiary, sales of approximately $35 million, recorded as foreign sales in prior years, are classified as export sales in 1995. Had it not been for the implementation of this contract manufacturing agreement, foreign sales would have been $130 million in 1995, an increase of 24% over 1994. The implementation of contract manufacturing results in the reclassification of certain sales from foreign to U.S. export but has no effect on total sales.
(2) Includes income from operations derived from outside the United States of $9.9 million, $20.9 million and $18.8 million. Income from operations derived from outside the U.S. in 1995 reflects the implementation of the contract manufacturing agreement. Had it not been for the implementation of this agreement, income derived from operations outside the U.S. in 1995 would have been $22.1 million, an increase of 6% from 1994. The implementation of contract manufacturing results in the reclassification of certain income from outside to within the U.S. but has no effect on total income.

SUMMARY

     In fiscal 1995, consolidated sales and revenues increased 20.6% from $488.0 million to $588.4 million and income from operations, on a consolidated basis increased 74% to $76.6 million from $43.9 million in fiscal 1994 as each segment continued its trend of strong performance with improved sales and operating income aided by favorable economic conditions. The Outdoor Products segment, which manufactures saw chain and related accessories and riding lawn mowers, benefitted substantially from increased volume and favorable foreign currency exchange rates. The Industrial and Power Equipment segment, which manufactures equipment for timber harvesting and log loading, benefitted substantially from improved conditions in the forest products industry, improvements at its Gear Products, Inc. unit, and the contribution of CTR Manufacturing, Inc. which was acquired on April 28, 1994. The Sporting Equipment segment which manufactures small arms ammunition, reloading equipment and components, gun care and shooting sports accessories, and industrial powerloads, benefitted significantly from increased demand generated by uncertain-ties regarding legislative activities during the year. Fiscal 1995 segment operating income increased 38.4% to $101.9 million from $73.6 million in fiscal 1994. All segments contributed to this operating income improvement. Outdoor Products increased 45.9% from $34.0 million in fiscal 1994 to $49.6 million in fiscal 1995. Industrial and Power Equipment was up 34.6% from fiscal 1994's $24.5 million to fiscal 1995's $33.0 million. Sporting Equipment increased 27.5% from $15.2 million in fiscal 1994 to $19.3 million in fiscal 1995.

     Parent and the Company, on a consolidated basis, continue to be in a strong financial position. During fiscal 1995 a $60 million revolving credit agreement was replaced with a new $100 million revolving credit agreement. No amounts were outstanding at any time during fiscal 1995 under this agreement. To fund future capital expenditures of certain operations and take advantage of favorable interest rates, $11.8 million of industrial development revenue bond arrangements were executed, and $10.1 million was unexpended at February 28, 1995. In fiscal 1995, $20 million of the 9% senior subordinated notes due in 2003 with an original principal amount of $100 million were repurchased. Total capitalization is $189.2 million, consisting of $83.1 million of equity and $106.0 million of debt for a debt to equity ratio of 1.28 to 1. Net debt which is total debt less cash, cash equivalents and unexpended revenue development bond proceeds is 27.8% of total capitalization. Return on equity improved to 20.6% in fiscal 1995 from 1994's 4.1%.

OPERATING RESULTS

  Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

     Record first quarter sales for the three months of fiscal 1996 ended May 31, 1995 of $164.2 million were reported compared to $145.7 million for the first quarter of fiscal 1995. Net income for the first quarter of fiscal 1996 was $5.1 million ($485.44 per share) compared to net income of $4.3 million ($415.68 per share) for the comparable period of fiscal 1995. These operating results reflect continued strong performance by each of the manufacturing segments. The principal reasons for these results and the status of the financial condition are set forth below and should be read in conjunction with the 1995 Consolidated Financial Statements.

     The total backlog at May 31, 1995 was $125.0 million compared to $134.4 million at February 28, 1995. Orders received increased during the first quarter of this year over last year to $170 million versus $163 million and production levels increased, as reflected in the higher shipping levels.

  Fiscal 1995 Compared to Fiscal 1994

     During fiscal 1995, record sales, operating income from segments and income from continuing operations were achieved. Each operating segment continued its trend of strong performance with improved sales and operating income in fiscal 1995 as compared to fiscal 1994. Fiscal 1995 operating income from segments of $101.9 million improved 38% from fiscal 1994 operating income from segments of $73.6 million.

     Sales in fiscal 1995 were $588.4 million compared to $488.0 million in fiscal 1994. Income from continuing operations before minority interest improved to $40.7 million in fiscal 1995, an 89% increase over fiscal 1994's $21.6 million. Fiscal 1994 included a loss of $10.3 million from discontinued operations.

     Selling, general and administrative expenses were 21% of sales in fiscal 1995 compared to 23% of sales in fiscal 1994. Selling, general and administrative expenses include corporate overhead expenses of $7.1 million in 1995 and $6.0 million in 1994 for anticipated litigation and settlement costs related to the sale of a former subsidiary and $2.1 million in 1995 and $6.2 million in 1994 in charitable contributions.

     Total backlog at February 28, 1995, was $134.4 million compared to $147.1 million at February 28, 1994. The backlog at February 28, 1994, was inordinately high as production lagged the market demand.

  Fiscal 1994 Compared to Fiscal 1993

     Sales in fiscal 1994 were $488.0 million compared to $426.5 million in fiscal 1993. Income from continuing operations before minority interest was $21.6 million in fiscal 1994, double the $10.3 million in fiscal 1993. The improved sales and operating results reflected continued strong performance by each of the business segments. Fiscal 1994 and fiscal 1993 net income before minority interest included losses of $10.3 million and income of $4.2 million, respectively, from discontinued operations.

     Selling, general and administrative expenses increased by $15.9 million in fiscal 1994, principally as a result of accruals for expected legal costs related to the sale of a former subsidiary, management incentive plans resulting from the improved earnings of the Company and an increase in the stock price of the Company's Common Stock, and a charitable donation of shares of the Common Stock of the Company.

     In February 1994, a plan was adopted to discontinue its construction business (see Note 4 of Notes to Consolidated Financial Statements) through the orderly completion and close-out of principal domestic and foreign construction projects and the sale of Pozzo Construction Company ("Pozzo"), a subsidiary headquartered in Los Angeles, California. The sale of Pozzo was concluded during the first quarter of fiscal 1996. In fiscal 1994, an after-tax loss of $650 thousand was provided for disposal of the construction segment. The results of construction operations and Lindsay Wire (see Note 4 of Notes to Consolidated Financial Statements) are classified as discontinued operations in the consolidated statements of income.

SEGMENTS

  Three Months Ended May 31, 1995 Compared to Three Months Ended May 31, 1994

     Sales for the Outdoor Products segment for the first three months of fiscal 1996 were $76.7 million compared to $68.5 million during the first three months of fiscal 1995. Operating income increased by 58% to $15.9 million during the first quarter of fiscal 1996 from $10.1 million in the comparable period of the prior fiscal year. The sales and operating income increases were principally attributable to a higher volume of saw chain and saw bars sold in foreign markets by the Oregon Cutting Systems Division and a 16% increase in the volume of riding lawn mowers shipped by Dixon Industries, Inc.

     Sales for the Industrial and Power Equipment segment were $57.8 million during the first quarter of fiscal 1996 compared to $52.3 million during the same period of fiscal 1995. Operating income increased to $9.9 million during the first three months of fiscal 1996 from $7.8 million during the comparable period of fiscal 1995. The improved operating results were principally due to the inclusion of CTR Manufacturing, Inc., acquired on April 28, 1994, for the full quarter in the current year and improved sales and operating income by the Gear Products, Inc. subsidiary, primarily due to higher volume.

     Sales for the Sporting Equipment segment increased to $29.6 million in the first three months of fiscal 1996 from $24.9 million in the comparable period of fiscal 1995, while operating income was flat at $4.7 million during the first quarter of fiscal 1996. These results reflect lower margins due to reduced average selling prices to maintain market share and some increase in product costs, and a small loss from the Ram-Line unit acquired late in fiscal 1995.

  Fiscal 1995 Compared to Fiscal 1994

     The Outdoor Products segment recorded an excellent performance with record levels of sales and operating income in fiscal 1995. Sales for the Outdoor Products segment increased $33.6 million in fiscal 1995 to $268.1 million compared to $234.5 million during fiscal 1994. Operating income increased $15.6 million during fiscal 1995 to $49.6 million from $34.0 million in fiscal 1994. The improved results for this segment were primarily due to an increase in sales and operating income of $25.4 million and $12.0 million, respectively, at the Oregon Cutting Systems Division ("Oregon"). This was primarily due to an $8.8 million increase in the sales volume of saw chain and a $4.4 million increase in the sales volume of saw bars, Oregon's two principal products, and $2.9 million from higher average selling prices. A significant part of Oregon's operations are conducted in foreign countries, and, as a result, fluctuations in exchange rates impact the amount of reported sales, operating margins and the amount of foreign exchange adjustments reflected in income. During fiscal 1995, Oregon's approximate sales, costs and operating expenses denominated in local foreign currencies in Canada, Europe and Japan were as follows (in millions of U.S. dollars):

                                                              CANADA   EUROPE   JAPAN
                                                              ------   ------   -----
            Sales...........................................  $ 9.8    $33.9    $7.3
            Costs and operating expenses....................   36.2     13.1     1.9

The remaining sales and costs for these locations are principally denominated in U.S. dollars. During fiscal 1995, exchange rates in Canada, Europe and Japan were favorable to Oregon's operating results, adding $3.7 million to operating income, as exchange rates in Europe and Japan strengthened compared to the U.S. dollar while the Canadian dollar weakened in comparison to the U.S. dollar. The Company is unable to forecast the direction of future exchange rates with certainty. Adverse changes could have a negative effect on Oregon's operating results. Oregon has manufacturing facilities in Brazil whose operations have historically been significantly affected by high inflation, currency devaluation and resulting governmental policies. Official currency exchange rates stabilized in Brazil during the last half of fiscal 1995. Operating income from Brazil was $2.4 million in fiscal 1995 on sales of $16.5 million compared to $749 thousand in fiscal 1994 on sales of $12.7 million. Fiscal 1995 sales at other units of the Outdoor Products segment, principally Dixon Industries, Inc., were up by $8.2 million to $42.0 million compared to $33.8 million in fiscal 1994, principally as a result of higher average selling prices which added $.8 million and a 26% increase in the sales volume of riding lawn mowers which added $7.9 million to fiscal 1995 sales. Operating income increased $3.7 million in fiscal 1995 to $7.0 million from fiscal 1994's $3.3 million, principally from the increased volume. The current demand for Oregon's products continues at high levels; therefore, another good sales year is expected in fiscal 1996. Also expected is continued strong sales growth in fiscal 1996 for the riding lawn mower business.

     The upward trend of results by the Industrial and Power Equipment segment continued during fiscal 1995. Over a three year span, this segment's sales have more than doubled and operating income has improved to a record $33.0 million from an approximate break-even level in fiscal 1992. Sales for the Industrial and Power Equipment segment were $207.6 million in fiscal 1995, an increase of $45.6 million compared to $162.0 million during the prior fiscal year. Operating income was up $8.5 million to $33.0 million from $24.5 million in fiscal 1994. The fiscal 1995 improvement in sales resulted principally from increases of $23.1 million in the sales volume of forestry and industrial equipment sold, $2.5 million from Gear Products, Inc., increased average selling prices added $7.1 million and $12.9 million from CTR Manufacturing, Inc. acquired on April 28, 1994 (see Note 4 of Notes to Consolidated Financial Statements). The increase in operating income was primarily attributable to the increase in sales partially offset by higher warranty expenses. Additionally, export sales for this segment continued to grow in fiscal 1995, increasing to $26.6 million from $15.2 million for fiscal 1994. The continued emphasis on expanding international opportunities coupled with the expected strong demand for this segment's products by its principal market, the forest products industry, point to another successful year in fiscal 1996.

     For the second consecutive year, the Sporting Equipment segment experienced strong growth in both sales and operating income, with each increasing to record levels in fiscal 1995. Operating income increased by $4.2 million in fiscal 1995 to $19.3 million as compared to $15.2 million in fiscal 1994 and has almost doubled from fiscal 1993's $10.0 million. For fiscal 1995, sales increased $21.2 million to $112.8 million compared to $91.5 million in fiscal 1994. These improved results reflect the additional margin on a $16.7 million sales increase attributable to higher volume, principally of ammunition, reloading equipment, primers and percussion caps, partially offset by a charge of approximately $4.3 million for an environmental matter at this segment's Lewiston, Idaho facility (see Note 8 of Notes to Consolidated Financial Statements). In November 1994, this segment's product line was expanded through the acquisition of the operating assets of Ram-Line, Inc. (see Note 4 of Notes to Consolidated Financial Statements). The Sporting Equipment segment is currently encountering a softening of the exceptionally strong demand experienced in fiscal 1995.

  Fiscal 1994 Compared to Fiscal 1993

     Sales for the Outdoor Products segment in fiscal 1994 increased $21.3 million to $234.5 million compared to $213.2 million during fiscal 1993. Operating income increased $13.4 million to $34.0 million during fiscal

1994 from $20.6 million in fiscal 1993. The improved results for this segment were primarily due to increased sales and operating income of $15.3 million and $11.6 million, respectively, at Oregon, reflecting a $12.3 million increase in the sales volume and $2.9 million from reduced unit costs of saw chain, Oregon's principal product. Operating income from operations in Brazil was $749 thousand in fiscal 1994 compared to $384 thousand in fiscal 1993. Sales at other units of the Outdoor Products segment were up by $6.0 million to $33.8 million, while operating income increased $1.8 million to $3.3 million compared to $27.8 million in sales and $1.6 million operating income in fiscal 1993. This improvement is principally the result of a $5.2 million increase in the sales volume of riding lawn mowers and higher average selling prices.

     Sales for the Industrial and Power Equipment segment increased $33.1 million in fiscal 1994 to $162.0 million from $128.9 million during fiscal 1993. Operating income increased $11.7 million to $24.5 million during fiscal 1994 from $12.8 million during fiscal 1993. Demand for this segment's products remained high as the aggregate volume of timber harvesting and industrial tractor and loader units sold during fiscal 1994 increased by $14.6 million over the prior fiscal year. The improvement in operating income was principally due to this increase in volume, improved parts sales and increased average selling prices.

     Sales for the Sporting Equipment segment were up by $7.1 million during fiscal 1994 to $91.5 million compared to $84.4 million in fiscal 1993. Operating income increased $5.2 million in fiscal 1994 to $15.2 million from $10.0 million during fiscal 1993. The increases in sales and operating income were principally due to improved margins on approximately $5 million higher sales volume and $1.4 million income recognized in fiscal 1994 upon finalizing a license and technical assistance agreement with a foreign company. This agreement is expected to lead to future product sales as well as royalties.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  May 31, 1995

     At May 31, 1995, there were no amounts outstanding under the $100 million revolving credit agreement or the $25 million receivable sale agreement. The total capitalization at May 31, 1995 consists of $95.7 million long-term debt and equity of $87.5 million for a long-term debt to equity ratio of 1.1 to 1 as compared to a ratio of 1.2 to 1 at February 28, 1995. At May 31, 1995, 9% subordinated notes in the principal amount of $78.6 million maturing in 2003 were outstanding.

     Working capital was $140.6 million at May 31, 1995 compared to $123.3 million at February 28, 1995. The increase resulted principally from improved earnings. Operating cash flows for the first three months of fiscal 1996 were $2.3 million compared to $7.6 million in the first three months of fiscal 1995. This decrease reflects higher receivables at each manufacturing segment principally due to higher sales and marketing programs. Cash flows from discontinued construction operations were substantially offset by higher corporate expenditures due to the timing of management incentive payments, higher charitable contributions which were accrued in the prior year and increased payments to employee benefit plans. Restrictions on the Company's ability to pay cash dividends are contained in the indenture related to the 9% subordinated notes and in certain financial covenants of the revolving credit agreement. Under the most restrictive requirement, retained earnings of approximately $45.7 million were available for the payment of dividends at May 31, 1995.

  February 28, 1995

     Parent and the Company, on a consolidated basis, continue to be in a strong financial position. Growth has been funded entirely through cash generated by operations, and recent acquisitions have been made through use of cash reserves. In fiscal 1994, 9% senior subordinated notes ("the 9% notes") due in 2003 in the principal amount of $100 million were issued and $73.6 million 12% subordinated notes were retired. In fiscal 1995 and 1994, approximately $20 million and $1.5 million of the 9% notes were repurchased and retired. Since issuing the 9% notes, the sale of receivables was discontinued under a $25 million receivable sale agreement with a major bank. In fiscal 1995, (i) a $60 million revolving credit agreement was replaced with a new $100 million revolving credit agreement; (ii) the term of the $25 million receivable sale agreement was extended until August 1995 and plans are to negotiate a replacement agreement; and (iii) $11.8 million of industrial development revenue bond arrangements were executed. At February 28, 1995, no amounts were outstanding under the $100 million revolving credit agreement. See Note 3 of Notes to Consolidated Financial Statements for the year ended February 28, 1995 for a description of the terms and conditions of the 9% notes, the $100 million revolving credit agreement, the receivable sale agreement and the industrial development revenue bonds.

     Working capital was $123.3 million at February 28, 1995, compared to $105.1 million at February 28, 1994. The principal reason for this increase was improved earnings in fiscal 1995. Receivables decreased to $130.7 million from $134.5 million principally due to a $13.6 million reduction in receivables of the discontinued construction business (whose sales and revenues are not included in the income statement, but are reflected in the notes to the financial statements) partially offset by increases in continuing operations of $9.8 million reflecting the higher sales levels. Operating cash flows for fiscal 1995 were $34.7 million compared to $22.2 million in fiscal 1994 and $68.9 million in fiscal 1993. The increased cash flows from operating activities for fiscal 1995 resulted principally from the net income before minority interest increase of $29.5 million partially offset by cash used for residual construction operations, the settlement of litigation initiated in a prior year and an increase in inventories, primarily due to higher demand. The reduction in operating cash flows in fiscal 1994 as compared to fiscal 1993 was primarily due to the reduced sales of receivables under the receivable sale agreement, higher income tax payments and an increase in inventories in the fourth quarter of fiscal 1994 to meet expected demand early in fiscal 1995. Cash and cash equivalent balances were $43.4 million at February 28, 1995, compared to $54.1 million at February 28, 1994, as operating cash flows were exceeded by cash expenditures to acquire CTR Manufacturing, Inc. and the operating assets of Ram-Line, Inc., to repurchase approximately $20 million of the 9% notes and to pay dividends (see Notes 3 and 4 of Notes to Consolidated Financial Statements). Management believes that its operating cash flows, working capital and unused credit facilities will provide both short-term and long-term liquidity. Additionally, there is approximately $10.1 million in unexpended proceeds from industrial development revenue bonds which are available to fund future capital expenditures of certain operations.

     Parent and its operations are subject to various environmental laws and regulations. See Note 8 of Notes to Consolidated Financial Statements for a description of certain environmental matters.

     Management believes that the impact of domestic inflation has not been material in recent years as inflation rates have remained low.

                        PRINCIPAL STOCKHOLDERS OF PARENT

     Parent is authorized under its Certificate of Incorporation to issue 60,000,000 shares of Parent Class A Common Stock and 14,000,000 shares of Parent Class B Common Stock. Immediately prior to the Effective Time of the Merger, Parent will have issued and outstanding 3,112,572 shares of Parent Class A Common Stock and 4,204,848 shares of Parent Class B Common Stock. The following table sets forth information as of such time with respect to the beneficial ownership of each class of Parent Common Stock by (i) each person who will be the beneficial owner of more than 5% of the outstanding shares of each class of Parent Common Stock, (ii) each director of Parent, (iii) each of the executive officers of Parent, and (iv) all executive officers and directors of Parent as a group. Management of Parent knows of no other persons, other than those set forth in the following table, who will own beneficially more than 5% of the outstanding shares of either class of Parent Common Stock as of such time. See "THE MERGER -- Background of the Merger; -- Reasons of Company and Parent for Merger; -- Recommendation of the Board of Directors of Parent."

                                         PARENT CLASS A COMMON STOCK         PARENT CLASS B COMMON STOCK
                                                 OUTSTANDING                         OUTSTANDING
                                        -----------------------------       -----------------------------
                                         AMOUNT AND                          AMOUNT AND
                                         NATURE OF                           NATURE OF
                                         BENEFICIAL        PERCENT OF        BENEFICIAL        PERCENT OF
       NAME OF BENEFICIAL OWNER         OWNERSHIP(1)         CLASS          OWNERSHIP(1)         CLASS
--------------------------------------  ------------       ----------       ------------       ----------
Winton M. Blount(2)...................    1,446,072           46.4%           4,204,848            100%
  4520 Executive Park Drive
  Montgomery, Alabama 36116
The Blount Holding Company, L.P.......    1,446,072           46.4            4,204,848            100
  4520 Executive Park Drive
  Montgomery, Alabama 36116
BHP, Inc.(2)..........................    1,446,072           46.4            4,204,848            100
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Winton M. Blount III(3)...............      333,300           10.7                    0              *
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Samuel R. Blount(3)...................      333,300           10.7                    0              *
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Thomas A. Blount(3)...................      333,300           10.7                    0              *
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Katherine Blount Miles(3).............      203,357            6.5                    0              *
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Joseph W. Blount(3)...................      333,300           10.7                    0              *
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Teresa P. Rachal......................            0              *                    0              *
All directors and executive officers
  of Parent as a group (one person)...    1,446,072           46.4            4,204,848            100

---------------

  * Less than one percent (1%).
(1) The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act, including securities such person has the right to acquire within sixty days of the date hereof, except information concerning Parent Class A Common Stock does not include shares of Parent Class A Common Stock which may be acquired upon the conversion of Parent Class B Common Stock.

(2) Includes 1,446,072 shares of Parent Class A Common Stock and 4,204,848 Shares of Parent Class B Common Stock owned by The Blount Holding Company, L.P. The sole general partner of the Blount Partnership is BHP, Inc., a Delaware corporation controlled by Winton M. Blount. As a result of his control of BHP, Inc., and pursuant to the terms of the limited partnership agreement of the Blount Partnership, Mr. Blount has sole voting and dispositive powers over the shares of Parent Common Stock owned by the Blount Partnership.
(3) Does not include shares of Parent Common Stock held by the Blount Partnership. Although Winton M. Blount III, Samuel R. Blount, Thomas A. Blount, Katherine Blount Miles, and Joseph W. Blount are limited partners of the Blount Partnership, BHP, Inc., a corporation controlled by Winton M. Blount, has sole voting and dispositive power over the shares of Parent Common Stock held by the Blount Partnership.

     The following table sets forth pro forma information as expected to be in effect immediately following the Effective Time of the Merger, based upon stock ownership as of September 20, 1995, with respect to the beneficial ownership of each class of Parent Common Stock by (i) each person who will at such time be the beneficial owner of more than 5% of the outstanding shares of any class of Parent Common Stock, (ii) each present director of Parent, (iii) each of the present executive officers of Parent, and (iv) all present executive officers and directors of Parent as a group:

                                         PARENT CLASS A COMMON STOCK         PARENT CLASS B COMMON STOCK
                                         PRO FORMA FOLLOWING MERGER          PRO FORMA FOLLOWING MERGER
                                        -----------------------------       -----------------------------
                                         AMOUNT AND                          AMOUNT AND
                                         NATURE OF                           NATURE OF
                                         BENEFICIAL        PERCENT OF        BENEFICIAL        PERCENT OF
       NAME OF BENEFICIAL OWNER         OWNERSHIP(1)         CLASS          OWNERSHIP(1)         CLASS
--------------------------------------  ------------       ----------       ------------       ----------
Winton M. Blount (2)(3)...............    1,473,574           11.2%           4,973,367           83.9%
  4520 Executive Park Drive
  Montgomery, Alabama 36116
The Blount Holding Company, L.P.......    1,446,072           11.0            4,204,848           71.0
  4520 Executive Park Drive
  Montgomery, Alabama 36116
BHP, Inc.(2)..........................    1,446,072           11.0            4,204,848           71.0
  4520 Executive Park Drive
  Montgomery, Alabama 36116
United States Trust Company of New        1,568,396           12.0                    0           *
  York(4).............................
  114 West 47th Street
  New York, New York 10036
Winton M. Blount III(5)...............      333,379            2.5                4,551           *
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Samuel R. Blount(5)(6)................      466,192            3.6               79,980            1.3
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Thomas A. Blount(5)...................      364,702            2.8              131,296            2.2
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Katherine Blount Miles(5)(6)..........      319,057            2.4              196,729            3.3
  4520 Executive Park Drive
  Montgomery, Alabama 36116

                                         PARENT CLASS A COMMON STOCK         PARENT CLASS B COMMON STOCK
                                         PRO FORMA FOLLOWING MERGER          PRO FORMA FOLLOWING MERGER
                                        -----------------------------       -----------------------------
                                         AMOUNT AND                          AMOUNT AND
                                         NATURE OF                           NATURE OF
                                         BENEFICIAL        PERCENT OF        BENEFICIAL        PERCENT OF
       NAME OF BENEFICIAL OWNER         OWNERSHIP(1)         CLASS          OWNERSHIP(1)         CLASS
--------------------------------------  ------------       ----------       ------------       ----------
Joseph W. Blount(5)...................      347,680            2.7              130,911            2.2
  4520 Executive Park Drive
  Montgomery, Alabama 36116
Teresa P. Rachal......................            0           *                       0           *
All directors and executive officers
  of Parent as a group (one person)...    1,473,574           11.2            4,973,367           83.9

---------------

  * Less than one percent (1%).
(1) The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act, including securities such person has the right to acquire within sixty days of the date hereof, except information concerning Parent Class A Common Stock does not include shares of Parent Class A Common Stock which may be acquired upon the conversion of Parent Class B Common Stock.
(2) Includes 1,446,072 shares of Parent Class A Common Stock and 4,204,848 Shares of Parent Class B Common Stock owned by the Blount Holding Company, L.P. The sole general partner of the Blount Partnership is BHP, Inc., a Delaware corporation controlled by Winton M. Blount. As a result of his control of BHP, Inc., and pursuant to the terms of the limited partnership agreement of the Blount Partnership, Mr. Blount has sole voting and dispositive powers over the shares of Parent Common Stock owned by the Blount Partnership.
(3) Includes 2,949 shares of Parent Class A Common Stock and 2,949 shares of Parent Class B Common Stock held in trust for the benefit of Mr. Blount's sister, as to which shares he disclaims any beneficial ownership, and 1,359 shares of Parent Class A Common Stock and 1,359 shares of Parent Class B Common Stock owned by Mr. Blount's spouse.
(4) United States Trust Company of New York serves as the Master Trustee (the "Master Trustee") for the Company's 401(k) Retirement Savings Plan. The shares listed are held for the benefit of the participants in that plan. Under the terms of the plan, as amended, the Master Trustee is required to vote the allocated shares held by the plan in accordance with the instructions received from plan participants and to dispose of the allocated shares in connection with tender offers in accordance with directions received from plan participants. If no voting instructions or invalid voting instructions are received with respect to allocated shares, the Master Trustee is required to vote such shares in the same manner and in the same proportions as the allocated shares with respect to which the Master Trustee received valid voting instructions are voted. Also, with respect to allocated shares, if no directions or invalid directions are received in connection with tendering shares, the Master Trustee is required to treat such allocated shares as if plan participants instructed the Master Trustee not to dispose of such shares. With respect to unallocated shares, the Master Trustee is required to vote such shares, or dispose of such shares in connection with tender offers, in the same manner and in the same proportion as the allocated shares with respect to which the Master Trustee received valid voting instructions or directions are voted or disposed. United States Trust Company of New York, as the Master Trustee, expressly denies beneficial ownership in the shares listed.
(5) Does not include shares of Parent Common Stock held by the Blount Partnership. Although Winton M. Blount III, Samuel R. Blount, Thomas A. Blount, Katherine Blount Miles, and Joseph W. Blount are limited partners of the Blount Partnership, BHP, Inc., a corporation controlled by Winton M. Blount, has sole voting and dispositive power over the shares of Parent Common Stock held by the Blount Partnership.
(6) Includes shares held by such person as custodian for the children of such person.

     Winton M. Blount presently owns all of the capital stock of BHP, Inc., the general partner of the Blount Partnership, and in accordance with the present terms of the partnership agreement of the Blount Partnership, will direct the voting and disposition of shares of Parent Common Stock which will be owned by the Blount

Partnership following the Effective Time of the Merger. The partnership agreement of the Blount Partnership, which may be amended at any time and from time to time by requisite vote of the partners, presently provides that, in the event there were to be a "change of control" (defined as the acquisition by a person who previously owned no stock of BHP, Inc. of 20% or more of the total voting power of all classes of the stock of such corporation) other than by acquisition of stock of BHP, Inc. by gift, devise, bequest, or intestate succession, then, in addition to causing a liquidation event of the Blount Partnership, which would result in the distribution, over time, of the Parent Common Stock owned by the Blount Partnership to the partners thereof, all Parent Class B Common Stock owned by the Blount Partnership would be converted promptly into Parent Class A Common Stock. In connection with the formation of the Blount Partnership, the holders of the Class A interests in the Blount Partnership, who are presently the children of Winton M. Blount, are being granted an option, which is also subject to amendment at any time by the parties thereto, to acquire the outstanding capital stock of BHP, Inc., which will be exercisable only during certain specified periods, the first of which begins three years after Winton M. Blount's death. In the event that such optionees were to exercise such option to acquire the capital stock of BHP, Inc., such acquisition would result in a change of control of BHP, Inc. and the conversion of all Parent Class B Common Stock owned by the Blount Partnership into Parent Class A Common Stock.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference herein:

          (i) The Company's Annual Report on Form 10-K for the year ended February 28, 1995 (including therein the Company's Proxy Statement for its Annual Meeting of Stockholders held on June 26, 1995) (Commission File No. 1-7002); and

          (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1995 (Commission File No. 1-7002).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to final adjournment of the Special Meeting, shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus from the date of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     Copies of all documents with respect to the Company incorporated by reference (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated into the documents incorporated by reference) will be provided without charge to each person to whom a copy of this Proxy Statement/Prospectus is delivered upon written or oral request. Requests for such copies should be directed to D. Joseph McInnes, 4520 Executive Park Drive, Montgomery, Alabama 36116-1602, telephone number (334) 244-4000.

                                 LEGAL MATTERS

     Certain legal matters in connection with Parent Common Stock being offered hereby will be passed upon by Bradley, Arant, Rose & White, 2001 Park Place, Suite 1400, Birmingham, Alabama, counsel for Parent. Bradley, Arant, Rose & White has been routinely engaged to perform legal services by the Company, Parent and members of the Blount Family since the formation of the Company.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company and subsidiaries as of the last day of February 1995 and 1994 and for each of the three years in the period ended February 28, 1995 incorporated by reference in this Proxy Statement/Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements and financial statement schedule of Parent and subsidiaries as of February 28, 1995 and 1994, and for each of the three years in the period ended February 28, 1995, included in this Proxy Statement/Prospectus and the Registration Statement have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent public accountants, given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

DELISTING AND DEREGISTRATION

     After the Effective Date of the Merger, neither the Company Class A Common Stock nor the Company Class B Common Stock will be registered pursuant to the Exchange Act, and the Company will not be subject to the information requirements of the Exchange Act. Accordingly, except to the extent, if any, required with respect to the Company's 9% Subordinated Notes Due June 2003, the Company will no longer be required under the Exchange Act to file periodic reports, proxy statements and other information with the Commission or to transmit certain documents to its stockholders.

OTHER BUSINESS

     The Board of Directors of the Company does not know of any matter to be brought before the Special Meeting other than as described in the Notice of Special Meeting accompanying this Proxy Statement/Prospectus. If any other matter comes before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their best judgment with respect to such other matters.

STOCKHOLDER PROPOSALS

     If the Merger is not consummated, stockholders of the Company will have the right to have proposals presented at the Company's 1996 Annual Meeting of Stockholders. Such proposals must comply with the rules of the Commission then in effect and be received by the Secretary of the Company, at its principal offices, by February 1, 1996. Such proposals should be submitted by certified U.S. mail, with return receipt requested.

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
           OF BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED)

                                                                                                 PAGE
                                                                                                 ----
Unaudited Consolidated Financial Statements:
  Consolidated Balance Sheets at May 31, 1995 and February 28, 1995...........................    F-2
  Consolidated Statements of Income for the three months ended May 31, 1995 and 1994..........    F-3
  Consolidated Statements of Cash Flows for the three months ended May 31, 1995 and 1994......    F-4
       Notes to Unaudited Consolidated Financial Statements...................................    F-5
Audited Consolidated Financial Statements:
  Report of Independent Accountants...........................................................    F-8
  Consolidated Balance Sheets at February 28, 1995 and 1994...................................    F-9
  Consolidated Statements of Income for the years ended February 28, 1995, 1994 and 1993......   F-10
  Consolidated Statements of Retained Earnings for the years ended February 28, 1995, 1994
     and 1993.................................................................................   F-11
  Consolidated Statements of Cash Flows for the years ended February 28, 1995, 1994
     and 1993.................................................................................   F-12
  Consolidated Statements of Changes in Capital Stock Accounts................................   F-13
  Notes to Consolidated Financial Statements..................................................   F-14

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                        MAY 31,       FEBRUARY 28,
                                                                         1995             1995
                                                                      -----------     ------------
                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents, including short term investments of
     $39,396 and $40,266............................................   $  43,192        $ 43,390
  Accounts receivable, net of allowances for doubtful accounts of
     $2,672 and $2,611..............................................     131,539         130,774
  Inventories.......................................................      75,212          77,075
  Deferred income taxes.............................................      25,400          25,068
  Other current assets..............................................       6,357          16,153
                                                                      -----------     ------------
          Total current assets......................................     281,700         292,460
Property, plant and equipment, net of accumulated depreciation of
  $147,066 and $145,561.............................................     126,385         134,368
Cost in excess of net assets of acquired businesses, net............      67,770          68,762
Other assets........................................................      26,749          25,202
                                                                      -----------     ------------
          Total assets..............................................   $ 502,604        $520,792
                                                                       =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable and current maturities of long-term debt............   $   5,611        $  7,791
  Accounts payable..................................................      39,706          64,880
  Accrued expenses..................................................      93,125          91,836
  Other current liabilities.........................................       2,687           4,658
                                                                      -----------     ------------
          Total current liabilities.................................     141,129         169,165
Long-term debt, exclusive of current maturities.....................      95,670          98,254
Deferred income taxes, exclusive of current portion.................      19,075          19,214
Other liabilities...................................................      26,269          26,446
                                                                      -----------     ------------
          Total liabilities.........................................     282,143         313,079
                                                                      -----------     ------------
Minority interest...................................................     132,935         124,589
                                                                      -----------     ------------
Commitments and Contingent Liabilities
Shareholders' equity:
  Preferred Stock: par value $.10 per share
     Class A: 12,100 shares authorized and issued, 11,000 shares
      outstanding...................................................           1               1
     Class B: 550 shares authorized and issued, 498 shares
      outstanding...................................................          --              --
  Common Stock: 9,750 shares authorized, 9,375 shares issued and
     outstanding....................................................           1               1
  Capital in excess of par value of stock...........................      19,975          19,975
  Retained earnings.................................................      66,845          62,443
  Accumulated translation adjustment................................       2,961           2,961
  Treasury stock at cost............................................      (2,257)         (2,257)
                                                                      -----------     ------------
          Total shareholders' equity................................      87,526          83,124
                                                                      -----------     ------------
          Total liabilities and shareholders' equity................   $ 502,604        $520,792
                                                                       =========       =========

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          THREE MONTHS ENDED
                                                                                MAY 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                         (UNAUDITED)
Sales..................................................................  $164,189     $145,684
Cost of sales..........................................................   109,137       97,165
                                                                         --------     --------
Gross profit...........................................................    55,052       48,519
Selling, general and administrative expenses...........................    29,274       30,349
                                                                         --------     --------
Income from operations.................................................    25,778       18,170
Interest expense.......................................................    (2,619)      (2,823)
Interest income........................................................       670          589
Other income (expense), net............................................      (465)         588
                                                                         --------     --------
Income before income taxes.............................................    23,364       16,524
Provision for income taxes.............................................     9,541        6,679
                                                                         --------     --------
Income before minority interest........................................    13,823        9,845
Minority interest in income of consolidated subsidiary.................    (8,762)      (5,504)
                                                                         --------     --------
Net income.............................................................  $  5,061     $  4,341
                                                                         ========     ========
Net income per common share............................................  $ 485.44     $ 415.68
                                                                         ========     ========
Number of common shares outstanding....................................     9,375        9,375
                                                                         ========     ========
Cash dividends paid per share:
  Preferred Stock......................................................  $  44.36     $  38.62
                                                                         ========     ========
  Common Stock.........................................................  $  16.01     $  13.94
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

   BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATION) AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                                                                MAY 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                         (UNAUDITED)
Cash flows from operating activities:
  Income before minority interest......................................  $ 13,823     $  9,845
Adjustments to reconcile income before minority interest to net cash provided by operating activities:
  Depreciation, amortization and other noncash charges.................     5,605        5,814
  Deferred income taxes................................................      (101)       2,112
  Loss (gain) on disposal of property, plant and equipment.............       (14)          27
Changes in assets and liabilities, net of effects of acquisitions of business:
  (Increase) decrease in accounts receivable...........................    (9,399)       9,950
  Decrease in inventories..............................................     1,683        1,030
  (Increase) decrease in other assets..................................     6,808       (6,616)
  Decrease in accounts payable.........................................   (17,368)     (10,572)
  Increase (decrease) in accrued expenses..............................     1,789       (2,205)
  Decrease in other liabilities........................................      (547)      (1,822)
                                                                         --------     --------
  Net cash provided by operating activities............................     2,279        7,563
                                                                         --------     --------
Cash flows from investing activities:
  Proceeds from sales of businesses and property, plant and
     equipment.........................................................     4,987          347
  Purchases of property, plant and equipment...........................    (1,816)      (1,409)
  Acquisitions of businesses...........................................                 (5,053)
                                                                         --------     --------
          Net cash provided by (used in) investing activities..........     3,171       (6,115)
                                                                         --------     --------
Cash flows from financing activities:
  Net increase (decrease) in short-term borrowings.....................        60       (3,028)
  Reduction of long-term debt..........................................    (4,824)      (6,789)
  Decrease in restricted funds.........................................       584
  Dividends paid.......................................................    (1,745)      (1,505)
  Issuance of stock under stock option and dividend reinvestment
     plans.............................................................       277          361
                                                                         --------     --------
          Net cash used in financing activities........................    (5,648)     (10,961)
                                                                         --------     --------
Net decrease in cash and cash equivalents..............................      (198)      (9,513)
Cash and cash equivalents at beginning of period.......................    43,390       54,088
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $ 43,192     $ 44,575
                                                                         ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:

     In the opinion of management, the accompanying unaudited consolidated financial statements, which include the accounts of Blount International, Inc. (formerly HBC, Incorporated) ("Parent"), and Blount, Inc. and its subsidiaries (the "Company"), on a consolidated basis, contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position at May 31, 1995 and the results of operations and cash flows for the period ended May 31, 1995. At May 31, 1995, Parent owned 2,075,048 shares of the Class A Common Stock and 2,803,232 shares of the Class B Common Stock of the Company, representing an approximate 62% voting interest and approximately 39% of the Company's shares outstanding. These financial statements should be read in conjunction with the notes to the financial statements for the year ended February 28, 1995. The results of operations for the period ended May 31, 1995 are not necessarily indicative of the results to be expected for the full fiscal year, due to the seasonal nature of certain operations.

NOTE 2:

     Inventories consist of the following (in thousands):

                                                                    MAY 31,      FEBRUARY 28,
                                                                      1995           1995
                                                                    --------     ------------
    Finished goods................................................  $ 33,573       $ 35,769
    Work in process...............................................    14,266         14,075
    Raw materials and supplies....................................    27,373         27,231
                                                                    --------     ------------
                                                                    $ 75,212       $ 77,075
                                                                    ========      =========

NOTE 3:

     The principal assets and liabilities of the discontinued construction operations included in the consolidated balance sheets are as follows (in thousands):

                                                                    MAY 31,      FEBRUARY 28,
                                                                      1995           1995
                                                                    --------     ------------
    Accounts receivable...........................................  $ 28,138       $ 45,706
    Other current assets..........................................     4,416         11,911
    Other assets..................................................     3,847          5,203
    Accounts payable..............................................   (12,170)       (24,588)
    Accrued expenses..............................................   (11,731)       (12,578)
    Other current liabilities.....................................    (2,687)        (4,659)
    Other liabilities.............................................    (2,560)        (2,849)

During the first quarter of fiscal 1996, Pozzo Construction Company, part of the remaining discontinued construction operations, and Injection Molding Metal Products operations, headquartered in Oregon, were sold. The transactions were not material to financial condition or operating results.

NOTE 4:

     The $25 million receivable sale agreement (see Note 3 to the Consolidated Financial Statements for the year ended February 28, 1995) expired in December 1994 and has been extended until August 29, 1995. Plans are to negotiate a replacement agreement.

     At May 31, 1995 and February 28, 1995, $9.5 million and $10.1 million, representing the unexpended proceeds from issues of industrial development revenue bonds in fiscal 1995, was held in trust and is included in "Other assets" in the consolidated balance sheets.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

NOTE 5:

     The United States Environmental Protection Agency ("EPA") has designated a predecessor of the Company as a potentially responsible party ("PRP") with respect to the Onalaska Municipal Landfill in Onalaska, Wisconsin (the "Site"). The waste complained of was placed in the landfill prior to 1981 by a corporation, some of whose assets were purchased in 1981 by a predecessor of the Company. It is the view of the Company that because its predecessor corporation purchased assets rather than stock, the Company does not have successor liability and is not properly a PRP. However, the EPA has indicated it does not accept this position. The Company believes the EPA is wrong on the successor liability issue. However, with other PRPs, the Company made a good faith offer to the EPA to pay a portion of the cleanup costs. The offer was rejected and the EPA is proceeding with the clean-up. The estimated past and future clean-up costs are approximately $12 million. In 1989 the EPA named four PRPs. One of the PRPs, the Town of Onalaska (the "Town"), the EPA and the State of Wisconsin negotiated a consent decree under which the Town would have been released from future liability in return for paying $110 thousand, granting access to the Site and adjacent properties and performing some future maintenance work. The United States District Court for the District of Wisconsin found, on December 21, 1994, that the settlement was not fair, reasonable or in the public interest, and refused to approve and confirm it as the order of the Court. The Company denies that it is a PRP and is unable to determine any other party's share of total remediation costs. The Company does not know the financial status of the other PRPs and other parties that, while not named by the EPA as PRPs, may have liability with respect to the Site. Management does not expect the situation to have a material adverse effect on the financial condition or operating results.

     The EPA has designated a former subsidiary of Parent as a PRP with respect to the New Lyme Landfill in Ohio. In October 1989, the EPA brought a civil action against 13 PRPs who brought in an additional 24 PRPs. The former subsidiary has not been named as a defendant in this litigation. No claim has been asserted against the former subsidiary. Management believes the likelihood of a claim being asserted is low.

     The Company is closing a Resource Conservation and Recovery Act ("RCRA") Part B Storage Permit at its Sporting Equipment Division's CCI operations facility in Lewiston, Idaho. As part of the process, the Company is required by the Sate of Idaho to undertake RCRA corrective action at the facility. This will require the Company to investigate all areas at the facility where solid waste and hazardous waste have historically been managed. The facility has been operating since the 1950s. There are several areas where investigation and sampling are required. In order to effect the investigation, the Company and the State of Idaho entered into an Administrative Consent Order which governs the completion of the corrective action activities. As a result of initial testing, some contamination of the uppermost groundwater beneath the facility has been encountered. This uppermost groundwater is not the drinking water supply source and does not appear to be connected to the drinking water aquifer. Further investigation is ongoing. It is expected that the range of remediation costs is from $2.8 million to $6.2 million. Management does not expect the situation to have a material adverse effect on the financial condition or operating results beyond amounts accrued.

     The Company is a defendant in a number of product liability lawsuits, some of which seek significant or unspecified damages, involving serious personal injuries for which there are large deductible amounts under the Company's insurance programs. In addition, the Company is a party to a number of other suits arising out of the conduct of its business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on the financial condition or operating results.

     The Company's contingencies include normal liabilities for performance and completion of its remaining construction contracts. At May 31, 1995, the Company had outstanding bank letters of credit in the approximate amount of $17.3 million issued principally in connection with various foreign construction contracts for which the Company is contingently liable to the issuing banks in the event payment is demanded by the holder.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

     See Notes 4 and 8 to the Consolidated Financial Statements for the year ended February 28, 1995 for other commitments and contingencies which have not changed significantly since year-end.

NOTE 6:

     Segment information is as follows (in thousands):

                                                                         THREE MONTHS
                                                                         ENDED MAY 31,
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
    Sales:
      Outdoor products.............................................  $ 76,693     $ 68,520
      Industrial and power equipment...............................    57,849       52,297
      Sporting equipment...........................................    29,647       24,867
                                                                     --------     --------
                                                                     $164,189     $145,684
                                                                     ========     ========
    Operating income:
      Outdoor products.............................................  $ 15,856     $ 10,052
      Industrial and power equipment...............................     9,895        7,827
      Sporting equipment...........................................     4,695        4,671
                                                                     --------     --------
    Operating income from segments.................................    30,446       22,550
    Corporate overhead expenses....................................    (4,668)      (4,380)
                                                                     --------     --------
         Income from operations....................................    25,778       18,170
    Interest expense...............................................    (2,619)      (2,823)
    Interest income................................................       670          589
    Other income (expense), net....................................      (465)         588
                                                                     --------     --------
    Income before income taxes.....................................  $ 23,364     $ 16,524
                                                                     ========     ========

NOTE 7:

     Income taxes paid during the three months ended May 31, 1995 and 1994 were $3.3 million and $5.6 million. Interest paid during the three months ended May 31, 1995 and 1994 was $696 thousand and $513 thousand.

NOTE 8:

     Net income per common share is based on the number of common shares outstanding in each period.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders, Blount International, Inc.:

     We have audited the accompanying consolidated balance sheets of Blount International, Inc. and subsidiaries (formerly HBC, Incorporated) as of the last day of February 1995 and 1994, and the related consolidated statements of income, retained earnings, changes in capital stock accounts, and cash flows for each of the three years in the period ended February 28, 1995. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blount International, Inc. and subsidiaries as of the last day of February 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
Atlanta, Georgia
June 30, 1995

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         AS OF THE LAST DAY OF FEBRUARY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             1995       1994
                                                                           --------   --------
ASSETS
Current assets:
  Cash and cash equivalents, including short-term investments of $40,266
     and $50,686.........................................................  $ 43,390   $ 54,088
  Accounts receivable, net of allowances for doubtful accounts of $2,611
     and $2,238..........................................................   130,774    137,276
  Inventories............................................................    77,075     60,180
  Deferred income taxes..................................................    25,068     17,742
  Other current assets...................................................    16,153     12,812
                                                                           --------   --------
          Total current assets...........................................   292,460    282,098
Property, plant and equipment, net of accumulated depreciation of
  $145,561 and $135,747..................................................   134,368    140,502
Cost in excess of net assets of acquired businesses, net.................    68,762     60,171
Other assets.............................................................    25,202     16,877
                                                                           --------   --------
          Total Assets...................................................  $520,792   $499,648
                                                                           ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable and current maturities of long-term debt.................  $  7,791   $  6,098
  Accounts payable.......................................................    64,880     74,281
  Accrued expenses.......................................................    91,836     83,658
  Billings in excess of costs and recognized profits on uncompleted
     contracts...........................................................     4,658     12,953
                                                                           --------   --------
          Total current liabilities......................................   169,165    176,990
Long-term debt, exclusive of current maturities..........................    98,254    106,151
Deferred income taxes, exclusive of current portion......................    19,214     13,499
Other liabilities........................................................    26,446     32,000
                                                                           --------   --------
          Total liabilities..............................................   313,079    328,640
Minority interest........................................................   124,589    100,769
                                                                           --------   --------
Commitments and Contingent Liabilities
Shareholders' equity:
  Preferred Stock: $.10 par value and liquidating preference $1,959 per share (see Note 5 for voting rights by class)
     Class A: 12,100 shares authorized and issued, 11,000 shares
      outstanding........................................................         1          1
     Class B: 550 shares authorized and issued, 498 shares outstanding...        --         --
  Common stock: par value $.10 per share 9,750 shares authorized, 9,375
     shares issued and outstanding.......................................         1          1
  Capital in excess of par value of stock................................    19,975     19,975
  Retained earnings......................................................    62,443     49,212
  Accumulated translation adjustment.....................................     2,961      3,307
  Treasury stock at cost.................................................    (2,257)    (2,257)
                                                                           --------   --------
          Total shareholders' equity.....................................    83,124     70,239
                                                                           --------   --------
          Total liabilities and shareholders' equity.....................  $520,792   $499,648
                                                                           ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                  FOR THE YEARS ENDED THE LAST DAY OF FEBRUARY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               1995          1994         1993
                                                             ---------     --------     --------
Sales......................................................  $ 588,419     $488,045     $426,492
Cost of sales..............................................    390,818      330,059      299,399
                                                             ---------     --------     --------
Gross profit...............................................    197,601      157,986      127,093
Selling, general and administrative expenses...............    121,051      114,107       98,175
                                                             ---------     --------     --------
Income from operations.....................................     76,550       43,879       28,918
Interest expense...........................................    (11,078)     (11,357)     (11,113)
Interest income............................................      2,608        1,878          708
Other expense, net.........................................       (696)        (549)      (1,925)
                                                             ---------     --------     --------
Income before income taxes.................................     67,384       33,851       16,588
Provision for income taxes.................................     26,653       12,283        6,330
                                                             ---------     --------     --------
Income from continuing operations before minority
  interest.................................................     40,731       21,568       10,258
                                                             ---------     --------     --------
Discontinued operations:
  Loss from operations, net................................                  (9,666)      (4,919)
  Gain (loss) on disposal, net.............................                    (650)       9,098
                                                                           --------     --------
          Total gain (loss) from discontinued operations...                 (10,316)       4,179
                                                                           --------     --------
Income before minority interest............................     40,731       11,252       14,437
Minority interest in income of consolidated subsidiary.....    (24,967)      (8,401)      (4,116)
                                                             ---------     --------     --------
Net income.................................................  $  15,764     $  2,851     $ 10,321
                                                              ========     ========     ========
Net income per share of common stock.......................  $1,485.01     $ 117.97     $ 916.48
Weighted average number of common shares outstanding.......      9,375        9,375        9,375

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                  FOR THE YEARS ENDED THE LAST DAY OF FEBRUARY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 1995        1994        1993
                                                                -------     -------     -------
Balance at beginning of period................................  $49,212     $48,484     $40,223
Net income....................................................   15,764       2,851      10,321
                                                                -------     -------     -------
                                                                 64,976      51,335      50,544
Less cash dividends declared:
  Class A and Class B Preferred stock -- $160.21 per share in
     1995, $151.77 per share in 1994 and $150.35 per share in
     1993.....................................................   (1,842)     (1,745)     (1,729)
  Common stock -- $73.66 per share in 1995, $40.16 per share
     in 1994 and $35.36 per share in 1993.....................     (691)       (378)       (331)
                                                                -------     -------     -------
Balance at end of period......................................  $62,443     $49,212     $48,484
                                                                =======     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED THE LAST DAY OF FEBRUARY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   1995       1994       1993
                                                                 --------   --------   --------
Cash flows from operating activities:
  Income before minority interest..............................  $ 40,731   $ 11,252   $ 14,437
Adjustments to reconcile income before minority interest to net cash provided by operating activities:
  Depreciation, amortization and other noncash charges.........    23,543     23,487     24,564
  Gain on disposal of Blount, Inc. stock.......................               (1,904)
  Deferred income taxes........................................    (1,251)   (15,315)    (6,264)
  Loss (gain) on disposals of business and property, plant and
     equipment.................................................       441      3,349     (7,616)
  Charitable contribution of Blount, Inc. stock................                4,010
Changes in assets and liabilities, net of effects of
  acquisitions of businesses:
  (Increase) decrease in aggregate balance of accounts
     receivable sold...........................................              (17,637)     3,637
  Increase (decrease) in accounts receivable...................     8,226       (845)     2,283
  (Increase) decrease in inventories...........................   (12,991)    (4,167)    10,559
  (Increase) decrease in other assets..........................    (2,630)    12,087      1,700
  Increase (decrease) in accounts payable......................    (9,833)     7,932      2,704
  Increase in accrued expenses.................................     1,574      8,882      6,211
  Increase (decrease) in other liabilities.....................   (13,136)    (8,974)    16,672
                                                                 --------   --------   --------
  Net cash provided by operating activities....................    34,674     22,157     68,887
                                                                 --------   --------   --------
Cash flows from investing activities:
  Sale of Blount, Inc. stock...................................                3,207
  Proceeds from sales of businesses and property, plant and
     equipment.................................................     2,930      3,916     33,698
  Purchases of property, plant and equipment...................    (9,769)   (14,609)   (17,965)
  Acquisitions of businesses...................................   (10,150)
                                                                 --------   --------   --------
  Net cash provided by (used in) investing activities..........   (16,989)    (7,486)    15,733
                                                                 --------   --------   --------
Cash flows from financing activities:
  Net reduction in short-term borrowings.......................    (4,494)    (4,905)   (15,903)
  Issuance of long-term debt...................................    11,800     97,327
  Reduction of long-term debt..................................   (20,508)   (76,832)   (43,398)
  Increase in restricted funds.................................   (10,095)
  Dividends paid...............................................    (2,533)    (2,122)    (2,060)
  Dividends paid to minority interest..........................    (3,887)    (3,219)    (2,981)
  Issuance of stock under Blount stock option and dividend
     reinvestment plans........................................     1,334      1,729        529
                                                                 --------   --------   --------
  Net cash provided by (used in) financing activities..........   (28,383)    11,978    (63,813)
                                                                 --------   --------   --------
Net increase (decrease) in cash and cash equivalents...........   (10,698)    26,649     20,807
Cash and cash equivalents at beginning of period...............    54,088     27,439      6,632
                                                                 --------   --------   --------
Cash and cash equivalents at end of period.....................  $ 43,390   $ 54,088   $ 27,439
                                                                 ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL STOCK ACCOUNTS
                                 (IN THOUSANDS)

                                            PREFERRED STOCK              CAPITAL    ACCUMULATED
                                           -----------------   COMMON   IN EXCESS   TRANSLATION   TREASURY
                                           CLASS A   CLASS B   STOCK     OF PAR     ADJUSTMENT     STOCK
                                           -------   -------   ------   ---------   -----------   --------
Balance, February 29, 1992...............    $ 1       $--       $1      $19,975      $ 3,587     $ (2,257)
  Aggregate adjustment resulting from
     translation of foreign currency
     statements..........................                                                (183)
                                           ------    -------   ------   ---------   -----------   --------
  Balance, February 28, 1993.............      1        --        1       19,975        3,404       (2,257)
  Aggregate adjustment resulting from
     translation of foreign currency
     statements..........................                                                 (97)
                                           ------    -------   ------   ---------   -----------   --------
Balance, February 28, 1994...............      1        --        1       19,975        3,307       (2,257)
  Aggregate adjustment resulting from
     translation of foreign currency
     statements..........................                                                (346)
                                           ------    -------   ------   ---------   ----------    --------
Balance, February 28, 1995...............    $ 1       $--       $1      $19,975      $ 2,961     $ (2,257)
                                           ======    ======    ======    =======    =========      =======

  The accompanying notes are an integral part of these consolidated financial statements.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 --SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation:

     The consolidated financial statements include the accounts of Blount International, Inc. (formerly HBC, Incorporated), a Delaware corporation ("Parent"), and Blount, Inc., a Delaware corporation, and its subsidiaries (the "Company"), on a consolidated basis. At February 28, 1995, Parent owns 2,075,048 shares of Company Class A Common Stock and 2,803,232 shares of Company Class B Common Stock, representing an approximate 62% voting interest and approximately 39% of the shares of Company Common Stock outstanding. Except for this 39% equity interest in the Company, Parent has no other operations or business. The interest of the Company's other stockholders is reflected as a minority interest in the consolidated financial statements. In fiscal 1994, Parent sold 105,400 shares of Company Common Stock.

  Cash and cash equivalents:

     All highly liquid temporary cash investments that are readily convertible to known amounts of cash and present minimal risk of changes in value because of changes in interest rates are considered to be cash equivalents.

     Checks in transit are classified as accounts payable to the extent the aggregate of such checks exceeds available cash balances not temporarily invested. Checks classified as accounts payable were $6.2 million and $5.5 million as of the last day of February 1995 and 1994. All other checks in transit are recorded as reductions of cash.

  Inventories:

     Inventories are stated at the lower of first-in, first-out cost or market.

  Property, plant and equipment:

     These assets are stated at cost and are depreciated principally on the straight-line method over the estimated useful lives of the individual assets. Gains or losses on disposal are reflected in income. Property, plant and equipment held under leases which are essentially installment purchases are capitalized, with the related obligations stated at the principal portion of future lease payments. Depreciation charged to costs and expenses was $19.8 million, $19.9 million and $20.5 million in 1995, 1994 and 1993.

     Interest cost incurred during the period of construction of plant and equipment is capitalized. The interest cost capitalized on plant and equipment was minimal in 1995 and 1994 and $620 thousand in 1993.

  Cost in excess of net assets of acquired businesses:

     The excess cost is being amortized by the straight-line method over periods ranging from 30 to 40 years. Accumulated amortization was $17.4 million and $15.3 million as of the last day of February 1995 and 1994. The excess cost is evaluated for impairment based on the historic and estimated future profitability of the business units to which it relates. Adjustments to carrying value are made if required.

  Insurance accruals:

     The policy is to retain a portion of expected losses related to workers' compensation and general, product and vehicle liability through large deductibles under its insurance programs. Provisions for losses expected under these programs are recorded based on estimates of the undiscounted aggregate liabilities for claims incurred.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

  Foreign currency:

     For foreign subsidiaries which have a majority of transactions denominated in U.S. dollars or conduct operations in a highly inflationary economy, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate, while other assets (principally property, plant and equipment and inventories) and related costs and expenses are generally translated at historic exchange rates. Revenues and other costs and expenses are translated at the average exchange rate for the period and the resulting foreign exchange adjustments are recognized in income. Assets and liabilities of the remaining foreign operations are translated into U.S. dollars at the current exchange rate and their statements of income are translated at the average exchange rate for the period. Gains and losses resulting from translation of the financial statements of these operations are accumulated in a separate component of shareholders' equity. The amount of income taxes allocated to this translation adjustment is not significant.

     Foreign exchange forward contracts are recorded in the consolidated balance sheet at fair value as other current assets or accrued expenses. Changes in fair values are recognized as other expense or income in the period in which the changes occur (see Note 9 of Notes to Consolidated Financial Statements).

     Foreign exchange adjustments, including gains or losses on foreign exchange forward contracts, reduced pretax income by $662 thousand, $484 thousand and $340 thousand in 1995, 1994 and 1993.

  Revenue recognition:

     The policy is to record sales as orders are shipped.

  Research and development:

     Expenditures for research and development are expensed as incurred. These costs were $7.7 million, $7.0 million and $6.9 million for 1995, 1994 and 1993.

  Net income per common share:

     Net income per common share is based on the number of common shares outstanding in each period and net income after preferred dividends.

NOTE 2 -- INCOME TAXES

     The provision for income taxes attributable to continuing operations before minority interest is as follows:

                                                           FOR THE YEARS ENDED THE LAST DAY
                                                                     OF FEBRUARY
                                                           --------------------------------
                                                            1995         1994        1993
                                                           -------     --------     -------
                                                                     IN THOUSANDS
    Current provision:
      Federal............................................  $19,407     $ 17,871     $ 3,613
      State..............................................    3,698          450         164
      Foreign............................................    5,159        8,993       9,851
    Deferred provision (benefit):
      Federal............................................   (1,048)     (13,234)     (6,314)
      State..............................................                            (1,000)
      Foreign............................................     (563)      (1,797)         16
                                                           -------     --------     -------
                                                           $26,653     $ 12,283     $ 6,330
                                                           =======     ========     =======

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

     A reconciliation of the provision for income taxes attributable to continuing operations before minority interest to the amount computed by applying the statutory federal income tax rate to income from continuing operations before income taxes is as follows:

                                                                  FOR THE YEARS ENDED THE
                                                                   LAST DAY OF FEBRUARY
                                                                ---------------------------
                                                                 1995      1994      1993
                                                                -------   -------   -------
                                                                       IN THOUSANDS
    Income before income taxes:
      Domestic................................................  $57,462   $13,954   $  (679)
      Foreign.................................................    9,922    19,897    17,267
                                                                -------   -------   -------
                                                                $67,384   $33,851   $16,588
                                                                =======   =======   =======
                                                                       %         %         %
    Statutory tax rate........................................     35.0      35.0      34.0
    Impact of earnings of foreign operations..................     (1.0)      (.1)     11.6
    State income taxes, net of federal tax benefit............      3.7       1.2      (5.3)
    Adjustments to prior year estimates.......................               (4.6)     (5.9)
    Permanent differences between book bases and tax bases....      1.7       1.4      (1.9)
    Other items, net..........................................       .2       3.4       5.7
                                                                -------   -------   -------
    Effective income tax rate.................................     39.6      36.3      38.2
                                                                =======   =======   =======

     All years reflect the allocation of substantially all corporate overhead expenses and interest expense to domestic operations. Parent and the Company filed separate tax returns for all years.

     As of the last day of February 1995 and 1994, deferred income tax assets were $37.7 million and $30.8 million and deferred income tax liabilities were $31.8 million and $26.5 million. Deferred income taxes applicable to principal temporary differences are as follows:

                                                                       FOR THE YEARS ENDED
                                                                         THE LAST DAY OF
                                                                            FEBRUARY
                                                                       -------------------
                                                                         1995       1994
                                                                       --------   --------
                                                                          IN THOUSANDS
    Property, plant and equipment basis differences..................  $ 18,584   $ 20,611
    Employee benefits................................................   (11,999)   (14,288)
    Other accrued expenses...........................................   (19,716)   (15,832)
    Other -- net.....................................................     7,277      5,266
                                                                       --------   --------
                                                                       $ (5,854)  $ (4,243)
                                                                       ========   ========

     Deferred income taxes of approximately $1.9 million have not been provided on undistributed earnings of foreign subsidiaries in the amount of $23.1 million as the earnings are considered to be permanently reinvested.

     The Company has settled its issues with the Internal Revenue Service through the 1990 fiscal year with no material adverse effect. The years 1991 through 1995 are still open for review.

     During 1994 Parent donated 309,000 shares of Company Common Stock with a market value of $5.5 million to the Alabama Shakespeare Festival Finance Authority. Due to limitations on contribution deductions for income tax purposes, $5.3 million of this donation remains to be utilized against future periods.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

NOTE 3 -- DEBT AND FINANCING AGREEMENTS

     Long-term debt consists of the following:

                                                                     AS OF THE LAST DAY OF
                                                                           FEBRUARY
                                                                     ---------------------
                                                                       1995         1994
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    9% subordinated notes..........................................  $ 78,550     $ 98,500
    Industrial Development Revenue Bonds payable, maturing between
      1996 and 2014, interest at varying rates (approximately 4.3%
      at February 28, 1995)........................................    16,741        5,288
    Other long-term debt, interest from 8% to 10%, payable in
      installments to 1997.........................................     8,953        1,582
    Lease purchase obligations, interest at varying rates, payable
      in installments to 2000......................................     1,143        1,727
                                                                     --------     --------
                                                                      105,387      107,097
    Less current maturities........................................    (7,133)        (946)
                                                                     --------     --------
                                                                     $ 98,254     $106,151
                                                                     ========     ========

     Maturities of long-term debt and the principal and interest payments on capital leases are as follows:

                                                                     CAPITAL LEASES
                                                                  --------------------    TOTAL
FISCAL YEAR                                              DEBT     PRINCIPAL   INTEREST   PAYMENTS
-----------                                            --------   ---------   --------   --------
                                                                     (IN THOUSANDS)
  1996...............................................  $  6,801    $   332      $ 88     $  7,221
  1997...............................................     2,847        347        65        3,259
  1998...............................................       348        433        20          801
  1999...............................................       348         24         2          374
  2000...............................................       338          7                    345
  2001 and beyond....................................    93,562                            93,562
                                                       --------   ---------   --------   --------
                                                       $104,244    $ 1,143      $175     $105,562
                                                       ========    =======     =====     ========

     In December 1994, the Company replaced its three-year $60 million revolving credit agreement expiring in December 1995 with a new five-year $100 million revolving credit agreement expiring December 1999 with a group of five banks. At February 28, 1995, no amounts were outstanding under the $100 million agreement. The $100 million agreement provides for interest rates to be determined at the time of borrowings based on a choice of formulas as specified in the agreement. The interest rates may vary based on cash flow and leverage ratios or, at the Company's irrevocable option, the debt rating for senior unsecured long-term debt of the Company. In addition, a commitment fee which varies to a maximum of
 1/2% is charged on the total commitment. The new agreement contains covenants relating to liens, subsidiary debt, transactions with affiliates, acquisitions, consolidations, mergers and sales of assets, and requires the Company to maintain certain specified debt-to-equity and fixed charge coverage ratios. The Company has a $3.8 million three-year revolving credit agreement.

     During fiscal 1995, the Company entered into four industrial development revenue bond arrangements to finance future capital expenditures. The related variable rate bonds of $11.8 million issued by the governmental units due in fiscal 2005 and are recorded as long-term debt. The proceeds from the bonds are held in trust and released as qualified capital expenditures are made. At February 28, 1995, $10.1 million was held in trust and is included in "Other assets" in the consolidated balance sheet.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

     In July 1993, the Company issued 9% senior subordinated notes ("the 9% notes") in the principal amount of $100 million maturing on June 15, 2003. During fiscal 1995 and fiscal 1994, the Company repurchased approximately $20 million and $1.5 million of its 9% subordinated notes with no material gain or loss. The 9% notes are redeemable at the election of the Company, in whole or in part, at any time on or after June 15, 1998, initially at 103 3/8% of the principal amount and thereafter at prices declining to par on June 15, 2001. The 9% notes were issued under an indenture ("the indenture") between the Company and a major bank as trustee. The indenture restricts the Company's ability to incur additional debt, pay dividends, make certain investments, dispose of assets, create liens on assets and merge or consolidate with another entity. The majority of the net proceeds from the 9% notes was used to retire the Company's 12% subordinated notes in the principal amount of $73.6 million with no material gain or loss. During fiscal 1993, the Company repurchased $4.6 million of the 12% subordinated notes with no material gain or loss.

     In November 1991, the Company entered into an agreement with a major bank under which it has the right to sell, on a limited recourse basis, up to $25 million of undivided interests in a pool of eligible accounts receivable. The purchaser's level of investment is subject to change based on the level of eligible receivables. This agreement expired in December 1994 and was extended until June 1995. The Company plans to negotiate a replacement agreement. During fiscal 1994, the Company discontinued the sale of receivables under this agreement and, since that time, there have been no sales of receivables under this agreement. Other expense, net includes expenses of approximately $170 thousand, $405 thousand and $878 thousand in 1995, 1994 and 1993 related to this agreement.

     Under the most restrictive debt requirement, the Company retained earnings of approximately $40.0 million were available for the payment of dividends at February 28, 1995.

     At February 28, 1995 and 1994, borrowings of $658 thousand and $1.1 million were outstanding under uncommitted short-term foreign lines of credit with a weighted average interest rate of 10.3% and 5.1%, respectively.

NOTE 4 -- ACQUISITIONS AND DISPOSALS

     In April 1994, the Company acquired all the outstanding capital stock of CTR Manufacturing, Inc. ("CTR"). CTR manufactures automated forestry harvesting equipment. In November 1994, the Company acquired the operating assets of Ram-Line, Inc. ("Ram-Line"), a manufacturer of stocks, magazines, lens caps and other products for the shooting sports market. The purchase price paid for the two businesses was approximately $18.2 million, including notes issued of $7.2 million. Both transactions have been accounted for by the purchase method and, accordingly, the net assets and results of operations of the acquired businesses have been included in the consolidated financial statements since the dates of acquisition. The excess of the purchase price over the fair value of the net assets acquired is being amortized on a straight-line basis over 40 years. The consolidated results of operations for 1995 and 1994 would not have been materially different from reported amounts if the acquisitions had occurred at the beginning of either year. The combined sales and pretax income of CTR and Ram-Line for their most recent fiscal years prior to acquisition were approximately $17.1 million and $1.6 million, respectively.

     In February 1994, a plan was adopted to discontinue the construction business through the orderly completion and close-out of the principal domestic and foreign construction projects ("the projects") and the sale of Pozzo Construction Co. ("Pozzo"), a subsidiary headquartered in Los Angeles, California. In March 1994, an agreement was entered into with Caddell Construction Co., Inc. ("Caddell") under which Caddell provides the consulting and construction management services necessary to complete the projects and acquired the Company's right to use the name "Blount" in the construction business for a period of years. As of February 28, 1995, the remaining projects encompassed by the agreement with Caddell have a remaining contract value of approximately $23.7 million and are expected to be completed within one year. Although Caddell actively manages the projects, the Company remains subject to the inherent risks associated with a

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES general construction contractor. The Company generally participates in future profits of the projects and remains responsible for substantially all losses, if any, in excess of agreed upon estimates of final project profit or loss. The sale of Pozzo was completed during the first quarter of fiscal 1996 with no material gain or loss.

     In fiscal 1994, a provision for loss of $650 thousand (after tax benefits of $350 thousand) was recorded for disposal of the construction segment, which is reflected as discontinued operations in the accompanying consolidated statements of income. In fiscal 1993, Parent sold the assets of its Lindsay Wire operation, retaining certain liabilities, for cash of $22.4 million. As a result of the sale, a gain of $9.1 million net of applicable taxes of $6.0 million was recognized. Results of the discontinued operations are summarized as follows (in thousands):

                                                       FOR THE YEARS ENDED THE LAST DAY OF
                                                                     FEBRUARY
                                                       ------------------------------------
                                                         1995          1994          1993
                                                       --------      --------      --------
    Revenues.........................................  $125,208      $210,090      $274,611
    Cost of revenues.................................   117,898       216,935       265,580
                                                       --------      --------      --------
    Gross profit (loss)..............................     7,310        (6,845)        9,031
    Selling, general and administrative expenses.....    (4,070)       (8,093)      (16,054)
    Other income (expense) -- net....................       320            67          (430)
                                                       --------      --------      --------
    Income (loss) before income taxes................     3,560       (14,871)       (7,453)
    Provision (benefit) for income taxes.............     1,246        (5,205)       (2,534)
                                                       --------      --------      --------
    Net income (loss)................................  $  2,314      $ (9,666)     $ (4,919)
                                                       ========      ========      ========

     As the provision for loss on disposal of the construction segment recorded in fiscal 1994 includes estimates of that segment's operating results until its final termination, the above 1995 net income of $2.3 million from the discontinued construction segment has no impact on the fiscal 1995 consolidated statement of income. The 1994 loss before taxes of $14.9 million is net of income of approximately $7.3 million from a less than majority-owned foreign joint venture. Distributions received from this joint venture were approximately $21.2 million during fiscal 1994. In early fiscal 1996, the final distribution of $4.9 million was received from this joint venture.

     The principal assets and liabilities of the discontinued operations included in the consolidated balance sheets are as follows (in thousands):

                                                                   AS OF THE LAST DAY OF
                                                                         FEBRUARY
                                                                 -------------------------
                                                                  1995              1994
                                                                 -------           -------
    Accounts receivable........................................  $45,706           $59,265
    Other current assets.......................................   11,911             7,922
    Other assets...............................................    5,203             6,013
    Accounts payable...........................................  (24,588)          (38,503)
    Accrued expenses...........................................  (12,578)          (11,106)
    Other current liabilities..................................   (4,659)          (13,015)
    Other liabilities..........................................   (2,849)           (7,312)

NOTE 5 -- CAPITAL STRUCTURE

     Parent has authorized 12,100 shares of Class A Preferred, 550 shares of Class B Preferred and 9,750 shares of Common Stock. The Class A Preferred and the Common Stock are each entitled to one vote per share and have the exclusive right to vote for the election of directors and for all other purposes.

     The Certificate of Incorporation of Parent specifies that a dividend shall be paid to preferred stockholders subject to certain restrictions. The basic annual rate of dividends shall be 85% of net income, as defined, and

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES shall be cumulative. The restrictions specify that total dividends paid on preferred stock for any fiscal year may not exceed the greater of 12% or a percentage equal to 2% in excess of the average prime lending rate times the redemption price of the stock. The Certificate further provides that after payment of dividends to preferred stockholders, a dividend may be paid to the common stockholders. In addition, extra dividends may be paid out of retained earnings provided that after such payment the adjusted stockholders' equity is not less than 120% of the $1,959 per share redemption price of the preferred shares.

     The Company has granted options to purchase its Class A Common Stock to certain officers and key employees under a non-qualified plan approved in 1994 and a qualified Incentive Stock Option Plan ("ISOP") approved in 1992. The non-qualified plan terminates in January 2004 and provides for granting of options for up to 400,000 shares with an option price not less than fair market value at the time of grant. The ISOP terminates in January 2002 and provides for the granting of options for up to 750,000 shares with an option price not less than fair market value at the time of grant. The options granted are exercisable for a period of up to ten years under both plans. As of the last day of February 1995 and 1994, there were options for 1,667 shares and 41,667 shares available for grant under the non-qualified plan and 23,600 shares and 38,700 shares available for grant under the ISOP. At February 28, 1995, options for 207,303 shares were exercisable. Changes with respect to options for each of the last three years are as follows (in thousands, except per share prices):

                                             1995                         1994                        1993
                                  --------------------------   --------------------------   -------------------------
                                           AVERAGE    TOTAL             AVERAGE    TOTAL             AVERAGE   TOTAL
                                             PER     OPTION               PER     OPTION               PER     OPTION
                                  SHARES    SHARE     PRICE    SHARES    SHARE     PRICE    SHARES    SHARE    PRICE
                                  ------   -------   -------   ------   -------   -------   ------   -------   ------
Outstanding, beginning of
  period........................    948    $16.68    $15,812     729    $ 8.46    $ 6,160     649     $8.23    $5,346
Options granted.................    149     45.26      6,740     393     28.46     11,193     188      9.37     1,761
Options exercised...............   (132)     8.43     (1,115)   (142)     9.14     (1,294)    (54)     8.56      (469)
Options canceled................    (94)     7.63       (716)    (32)     7.67       (247)    (54)     8.84      (478)
                                  ------   -------   -------   ------   -------   -------   ------   -------   ------
Outstanding, end of period......    871    $23.79    $20,721     948    $16.68    $15,812     729     $8.46    $6,160
                                  ======   =======   ========  ======   =======   ========  ======   =======   ======

NOTE 6 -- PENSION PLANS

     The Company maintains funded, non-contributory, trusteed, defined benefit pension plans covering the majority of the domestic employees of the Company and certain subsidiaries. In addition, the Company sponsors certain supplemental defined benefit plans and employees of certain foreign operations participate in local plans.

     The formulas of defined benefit plans generally base pension benefits paid to retired employees upon their length of service and a percentage of average compensation during the years of employment. The plans' assets are invested principally in equity funds, bond funds, and temporary cash investments. The actuarial method used for financial reporting purposes is the projected unit credit method. The components of pension expense for the Company-sponsored defined benefit plans for each of the last three years were (in thousands):

                                                                 1995      1994      1993
                                                                -------   -------   -------
    Service cost-benefits earned..............................  $ 3,830   $ 3,814   $ 3,743
    Interest cost.............................................    5,086     4,649     4,211
    Actual return on plan assets..............................     (691)   (2,462)   (2,404)
    Net amortization and deferral.............................   (2,418)      345       817
                                                                -------   -------   -------
                                                                $ 5,807   $ 6,346   $ 6,367
                                                                =======   =======   =======

     The Company's general funding policy for qualified plans is to fund amounts deductible for income tax purposes. Supplemental non-qualified plans are not funded and benefit payments are made as they become

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES due. The funded status of qualified and non-qualified defined benefit plans as of the last day of February 1995 and 1994 was as follows (in thousands):

                                                       1995                            1994
                                           -----------------------------   -----------------------------
                                           ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                                            ACCUMULATED      BENEFITS       ACCUMULATED      BENEFITS
                                             BENEFITS      EXCEED ASSETS     BENEFITS      EXCEED ASSETS
                                           -------------   -------------   -------------   -------------
    Actuarial present value of projected
      benefit obligation:
      Vested.............................     $41,824         $ 3,014         $41,465         $ 3,501
      Nonvested..........................       1,737             138           2,061              41
                                           -------------   -------------   -------------   -------------
      Accumulated benefit obligation.....      43,561           3,152          43,526           3,542
      Effect of projected compensation
         increases.......................      19,987             762          18,698             618
                                           -------------   -------------   -------------   -------------
      Projected benefit obligation.......      63,548           3,914          62,224           4,160
    Plan assets at fair value............      57,499              85          49,424              85
                                           -------------   -------------   -------------   -------------
    Projected benefit obligation greater
      (less) than plan assets............       6,049           3,829          12,800           4,075
    Unrecognized transition asset
      (obligation).......................         838            (575)          1,065            (655)
    Unrecognized prior service
      liability..........................      (3,335)           (376)         (4,596)           (573)
    Unrecognized net gain (loss).........      (6,568)            399          (6,005)            200
                                           -------------   -------------   -------------   -------------
    Net accrued (prepaid) pension cost...     $(3,016)        $ 3,277         $ 3,264         $ 3,047
                                           ==========      ==========      ==========      ==========

     The weighted average rate assumptions used in 1995, 1994 and 1993 to determine pension expense and related pension obligations for domestic and foreign defined benefit plans were as follows:

                                                                      1995     1994     1993
                                                                      ----     ----     ----
    Discount rate...................................................  8.5 %    7.6 %    8.6 %
    Rate of increase in compensation levels.........................  4.3 %    4.4 %    5.3 %
    Expected long-term rate of return on plan assets................  8.7 %    8.6 %    9.0 %

     The Company's share of unfunded liability, if any, related to multi-employer pension plans is not determinable.

     The Company provides a defined contribution 401(k) plan to the majority of domestic employees and matches a portion of employee contributions. The expense was $2.1 million, $1.9 million and $1.8 million in 1995, 1994 and 1993.

NOTE 7 -- POSTRETIREMENT INSURANCE BENEFITS

     The Company sponsors plans which provide postretirement health care and life insurance benefits ("postretirement benefits") to eligible domestic retirees. The Company has funded the estimated liability for retirees of certain operations sold in a prior year. Other postretirement benefit plans are not funded and benefit payments are made as they become due.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

     Net periodic postretirement benefit expense for 1995, 1994 and 1993 consisted of the following components (in thousands):

                                                                1995       1994       1993
                                                               ------     ------     ------
    Service cost-benefits earned.............................  $  299     $  284     $  275
    Interest cost............................................   1,223      1,406      1,200
    Actual return on plan assets.............................     (33)      (125)      (215)
    Net amortization and deferral............................     (49)        47        (31)
                                                               ------     ------     ------
                                                               $1,440     $1,612     $1,229
                                                               ======     ======     ======

     The accumulated postretirement benefit obligation for the funded plan was $2.5 million and $2.4 million as of the last day of February 1995 and 1994. A reconciliation of the accumulated postretirement benefit obligation to the accrued liability included in the consolidated balance sheets as of the last day of February 1995 and 1994 follows (in thousands):

                                                                        1995        1994
                                                                       -------     -------
    Accumulated postretirement benefit obligation:
      Retirees.......................................................  $11,234     $10,640
      Fully eligible active plan participants........................    1,788       2,740
      Other active plan participants.................................    2,369       3,641
                                                                       -------     -------
                                                                        15,391      17,021
    Plan assets at fair value........................................    2,171       2,650
                                                                       -------     -------
    Postretirement benefits in excess of assets......................   13,220      14,371
    Unrecognized net (loss)..........................................   (1,263)     (3,086)
                                                                       -------     -------
    Accrued postretirement benefit cost..............................  $11,957     $11,285
                                                                       =======     =======

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8 1/2% in 1995 and 1993 and 7 1/2% in 1994. The expected long-term rate of return on plan assets was 8 3/4% in 1995 and 1994 and 9 1/4% in 1993. An 11% annual rate of increase in the cost of health care benefits was assumed for 1995; the rate was assumed to decrease 1% per year until 5% is reached and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rate by 1% in each year would increase the accumulated postretirement benefit obligation as of February 28, 1995, by 9.3% and the aggregate of the service and interest cost components of net periodic expense for 1995 by 10.7%.

NOTE 8 -- COMMITMENTS AND CONTINGENT LIABILITIES

     The Company leases office space and equipment under operating leases expiring in one to seven years. Most leases include renewal options and some contain purchase options and escalation clauses. Future minimum rental commitments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of February 28, 1995, are as follows (in thousands): 1996--$4,692; 1997--$3,342; 1998--$1,626; 1999--$1,161;
2000--$554 and 2001 and beyond--$861. Rentals charged to costs and expenses under cancelable and noncancelable lease arrangements were $5.2 million, $5.7 million and $5.1 million for 1995, 1994 and 1993.

     The United States Environmental Protection Agency ("EPA") has designated a predecessor of the Company as a potentially responsible party ("PRP") with respect to the Onalaska Municipal Landfill in Onalaska, Wisconsin (the "Site"). The waste complained of was placed in the landfill prior to 1981 by a corporation, some of whose assets were purchased in 1981 by a predecessor of the Company. It is the view of the Company that because its predecessor corporation purchased assets rather than stock, the Company does

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES not have successor liability and is not properly a PRP. However, the EPA has indicated it does not accept this position. The Company believes the EPA is wrong on the successor liability issue. However, with other PRP's, the Company made a good faith offer to the EPA to pay a portion of the clean-up costs. The offer was rejected and the EPA is proceeding with the clean-up. The estimated past and future clean-up costs are approximately $12 million. In 1989 the EPA named four PRP's. One of the PRP's, the Town of Onalaska (the "Town") and the EPA and State of Wisconsin negotiated a consent decree under which the Town would have been released from future liability in return for paying $110 thousand, granting access to the Site and adjacent properties and performing some future maintenance work. The United States District Court for the District of Wisconsin found, on December 21, 1994, that the settlement was not fair, reasonable or in the public interest, and refused to approve and confirm it as the order of the Court. The Company denies that it is a PRP and is unable to determine any other party's share of total remediation costs. The Company does not know the financial status of the other PRP's and other parties that, while not named by the EPA as PRP's, may have liability with respect to the Site. Management does not expect the situation to have a material adverse effect on its financial condition or operating results.

     The EPA has designated a former subsidiary of Parent as a PRP with respect to the New Lyme Landfill in Ohio. In October 1989, the EPA brought a civil action against 13 PRPs who brought in an additional 24 RPs. The former subsidiary has not been named as a defendant in this litigation. No claim has been asserted against the former subsidiary. Management believes the likelihood of a claim being asserted is low.

     The Company is closing a Resource Conservation and Recovery Act ("RCRA") Part B Storage Permit at its Sporting Equipment Division's CCI operations facility in Lewiston, Idaho. As part of the process, the Company is required by the State of Idaho to undertake RCRA corrective action at the facility. This will require the Company to investigate all areas at the facility where solid waste and hazardous waste have historically been managed. The facility has been operating since the 1950s. There are several areas where investigation and sampling are required. In order to effect the investigation, the Company and the State of Idaho entered into an Administrative Consent Order which governs the completion of the corrective action activities. As a result of initial testing, some contamination of the uppermost groundwater beneath the facility has been encountered. This uppermost groundwater is not the drinking water supply source and does not appear to be connected to the drinking water aquifer. Further investigation is ongoing. It is expected that the range of remediation costs is from $2.8 million to $6.2 million. Management does not expect the situation to have a material adverse effect on its financial condition or operating results beyond amounts accrued.

     The Company is a defendant in a number of product liability lawsuits, some of which seek significant or unspecified damages, involving serious personal injuries for which there are large deductible amounts under the Company's insurance programs. In addition, the Company is a party to a number of other suits arising out of the conduct of its business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on its financial condition or operating results.

     The Company's contingencies include normal liabilities for performance and completion of its remaining construction contracts. At February 28, 1995, the Company had outstanding bank letters of credit in the approximate amount of $20.2 million issued principally in connection with various foreign construction contracts for which the Company is contingently liable to the issuing banks in the event payment is demanded by the holder.

NOTE 9 -- FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

     At February 28, 1995, approximately 66% of the accounts receivable arose from manufacturing operations with the remainder resulting principally from discontinued construction operations. There are manufacturing or distribution operations in Brazil, Canada, Europe, Japan and the United States. Sales are made to customers in these locations, primarily in the United States, and other countries throughout the world. Accounts receivable from manufacturing customers are principally from service and dealer groups,

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES distributors and chainsaw manufacturers, and are generally not collateralized. The remaining construction receivables are primarily from customers within the United States and Kuwait. At February 28, 1995, approximately 58% of accounts receivable from construction activities was from governmental entities with the balance principally from customers in private industry. Construction related accounts receivable are generally larger and from a smaller base of customers than those from manufacturing operations.

     From February 1994 until March 1995, foreign exchange forward contracts were executed to reduce the effect of exchange rate fluctuations on anticipated future foreign currency cash flows. As these contracts did not qualify for hedge accounting treatment, gains or losses on the contracts were recorded in income as exchange rates fluctuated. In March 1995, contracts were executed to offset exposure under all outstanding foreign exchange forward contracts. At February 28, 1995 and 1994, foreign exchange forward contracts of $51.0 million and $23.4 million were outstanding. These foreign exchange forward contracts reduced pretax income by approximately $1.3 million and $.1 million in fiscal 1995 and fiscal 1994, respectively, and had no effect on income in fiscal 1993.

     The estimated fair values of certain financial instruments are as follows (in thousands):

                                                           AS OF THE LAST DAY OF FEBRUARY
                                                    ---------------------------------------------
                                                            1995                    1994
                                                    ---------------------   ---------------------
                                                    CARRYING      FAIR      CARRYING      FAIR
                                                     AMOUNT       VALUE      AMOUNT       VALUE
                                                    ---------   ---------   ---------   ---------
Cash and short-term investments...................  $  43,390   $  43,390   $  54,088   $  54,088
Other current assets (foreign exchange forward
  contracts)......................................        119         119           5           5
Other assets (principally notes receivable).......      3,705       3,705       5,010       5,299
Notes payable and long-term debt (see Note 3).....   (106,045)   (105,457)   (112,249)   (115,811)
Accrued expenses (foreign exchange forward
  contracts)......................................       (932)       (932)       (139)       (139)

     The carrying amount of cash and short-term investments approximates fair value because of the short maturity of those instruments. The fair value of notes receivable is estimated based on the discounted value of estimated future cash flows. The fair value of long-term debt is estimated based on recent market transaction prices or on current rates available for debt with similar terms and maturities. The fair value of foreign exchange forward contracts is estimated by obtaining market quotes.

NOTE 10 -- SEGMENT INFORMATION

     There are three business segments: outdoor products, industrial and power equipment and sporting equipment. Identifiable assets consist of those assets used by the segments; corporate assets consist principally of cash and temporary investments, deferred income taxes and property, plant and equipment used by the corporate office.

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

     In 1995, 1994 and 1993, no customer accounted for more than 10% of consolidated sales.

                                                                   INFORMATION ON GEOGRAPHIC
                                                                             AREAS
                                                                      FOR THE YEARS ENDED
                                                                    THE LAST DAY OF FEBRUARY
                                                                 ------------------------------
                                                                   1995       1994       1993
                                                                 --------   --------   --------
                                                                         (IN THOUSANDS)
Sales:
  United States................................................  $493,293   $383,329   $318,380
  Outside United States........................................    95,126    104,716    108,112
                                                                 --------   --------   --------
                                                                 $588,419   $488,045   $426,492
                                                                 ========   ========   ========
Operating income:
  United States................................................  $ 91,950   $ 52,750   $ 24,568
  Outside United States........................................     9,937     20,881     18,836
                                                                 --------   --------   --------
     Operating income from segments............................  $101,887   $ 73,631   $ 43,404
                                                                 ========   ========   ========
Identifiable assets:
  United States................................................  $425,021   $398,007   $340,678
  Outside United States........................................    95,771    101,641    118,701
                                                                 --------   --------   --------
                                                                 $520,792   $499,648   $459,379
                                                                 ========   ========   ========

     Included in United States sales were export sales of $94.3 million, $54.5 million and $39.9 million in 1995, 1994 and 1993. As a result of a contract manufacturing agreement with a subsidiary, sales of approximately $35 million, recorded as foreign sales in prior years, are classified as export sales in fiscal 1995.

                                                              INFORMATION ON SEGMENTS
                                                                FOR THE YEARS ENDED
                                                              THE LAST DAY OF FEBRUARY
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Sales:
      Outdoor products.................................  $268,110     $234,502     $213,196
      Industrial and power equipment...................   207,556      162,026      128,912
      Sporting equipment...............................   112,753       91,517       84,384
                                                         --------     --------     --------
                                                         $588,419     $488,045     $426,492
                                                         ========     ========     ========
    Operating income:
      Outdoor products.................................  $ 49,583     $ 33,974     $ 20,611
      Industrial and power equipment...................    32,987       24,503       12,843
      Sporting equipment...............................    19,317       15,154        9,950
                                                         --------     --------     --------
      Operating income from segments...................   101,887       73,631       43,404
      Corporate overhead expenses......................   (25,337)     (29,752)     (14,486)
                                                         --------     --------     --------
      Income from operations...........................    76,550       43,879       28,918
      Interest expense.................................   (11,078)     (11,357)     (11,113)
      Interest income..................................     2,608        1,878          708
      Other expense, net...............................      (696)        (549)      (1,925)
                                                         --------     --------     --------
      Income before income taxes.......................  $ 67,384     $ 33,851     $ 16,588
                                                         ========     ========     ========

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                                                              INFORMATION ON SEGMENTS
                                                                FOR THE YEARS ENDED
                                                              THE LAST DAY OF FEBRUARY
                                                         ----------------------------------
                                                           1995         1994         1993
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Identifiable assets:
      Outdoor products.................................  $199,489     $202,671     $201,824
      Industrial and power equipment...................    82,959       69,230       67,799
      Sporting equipment...............................    71,777       59,152       48,621
      Corporate office.................................   103,747       95,395       51,093
      Discontinued operations..........................    62,820       73,200       90,042
                                                         --------     --------     --------
                                                         $520,792     $499,648     $459,379
                                                         ========     ========     ========
    Depreciation and amortization:
      Outdoor products.................................  $ 13,771     $ 14,511     $ 14,653
      Industrial and power equipment...................     3,820        3,616        3,770
      Sporting equipment...............................     3,774        3,594        3,685
      Corporate office.................................     1,584        1,093        1,280
                                                         --------     --------     --------
                                                         $ 22,949     $ 22,814     $ 23,388
                                                         ========     ========     ========
    Capital expenditures:
      Outdoor products.................................  $  4,939     $  5,335     $ 15,743
      Industrial and power equipment...................     4,917          698        2,123
      Sporting equipment...............................     4,578        1,377        1,425
      Corporate office.................................       254        7,033          420
                                                         --------     --------     --------
                                                         $ 14,688     $ 14,443     $ 19,711
                                                         ========     ========     ========

NOTE 11 -- SUPPLEMENTAL INFORMATION

     The following balance sheet captions are comprised of the items specified below:

                                                                    AS OF THE LAST DAY OF
                                                                          FEBRUARY
                                                                   -----------------------
                                                                     1995          1994
                                                                   ---------     ---------
                                                                       (IN THOUSANDS)
      Accounts receivable:
        Trade accounts and other.................................  $  89,899     $  87,453
        Billings on construction contracts:
           Current...............................................     32,029        37,527
           Retainage estimated to be collected within one year...     11,457        14,534
        Allowance for doubtful accounts..........................     (2,611)       (2,238)
                                                                   ---------     ---------
                                                                   $ 130,774     $ 137,276
                                                                   =========     =========
      Inventories:
        Finished goods...........................................  $  35,769     $  27,169
        Work in process..........................................     14,075        13,329
        Raw materials and supplies...............................     27,231        19,682
                                                                   ---------     ---------
                                                                   $  77,075     $  60,180
                                                                   =========     =========

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

                                                                    AS OF THE LAST DAY OF
                                                                          FEBRUARY
                                                                   -----------------------
                                                                     1995          1994
                                                                   ---------     ---------
                                                                       (IN THOUSANDS)
      Property, plant and equipment:
        Land.....................................................  $   6,639     $   6,570
        Buildings and improvements...............................     82,948        80,951
        Machinery and equipment..................................    153,617       146,449
        Furniture, fixtures and office equipment.................     21,949        28,102
        Transportation equipment.................................     11,083        11,582
        Construction in progress.................................      3,693         2,595
        Accumulated depreciation.................................   (145,561)     (135,747)
                                                                   ---------     ---------
                                                                   $ 134,368     $ 140,502
                                                                   =========     =========
      Accounts payable:
        Trade accounts and other.................................  $  58,388     $  62,210
        Retainage estimated to be paid within one year...........      6,492        12,071
                                                                   ---------     ---------
                                                                   $  64,880     $  74,281
                                                                   =========     =========
      Accrued expenses:
        Salaries, wages and related withholdings.................  $  25,033     $  19,777
        Employee benefits........................................      5,707        15,049
        Casualty insurance costs.................................     15,240        12,453
        Income taxes payable.....................................      5,963         8,122
        Other....................................................     39,893        28,257
                                                                   ---------     ---------
                                                                   $  91,836     $  83,658
                                                                   =========     =========
      Other liabilities:
        Employee benefits........................................  $  21,215     $  20,534
        Casualty insurance costs.................................      3,749         8,276
        Other....................................................      1,482         3,190
                                                                   ---------     ---------
                                                                   $  26,446     $  32,000
                                                                   =========     =========

     At February 28, 1995, the Canadian manufacturing operation had net assets of $10.7 million which were subject to withdrawal restrictions resulting from a financing agreement. The majority of this amount was invested in property, plant and equipment.

     Advertising costs were $10.6 million, $8.9 million and $7.0 million for 1995, 1994 and 1993.

     Supplemental cash flow information is as follows (in thousands):

                                                             1995        1994        1993
                                                           --------     -------     -------
    Interest paid........................................  $ 10,378     $12,447     $12,428
    Income taxes paid....................................    28,915      21,668       7,351
    Capital lease obligations incurred...................        34         106       2,408
    Issuance of stock to employee benefits plan..........       257       1,234       1,800
    Acquisitions of businesses (see Note 4):
      Fair value of assets acquired......................    22,556
      Liabilities assumed and incurred...................   (12,406)
      Cash paid..........................................    10,150

    BLOUNT INTERNATIONAL, INC. (FORMERLY HBC, INCORPORATED) AND SUBSIDIARIES

NOTE 12 -- RELATED PARTY TRANSACTIONS

     In connection with a previous loan and other guarantees made by Parent to Sam Blount Company, Inc., whose majority shareholder is a director of Parent, an agreement was reached whereas Sam Blount Company, Inc. paid Parent $2,130,000 as a guaranty fee. A payment of $700,000 was received in November 1993 and the remainder was paid in July 1994.

     On December 31, 1990, Parent approved a loan to Joseph W. Blount, a director of Parent, for $325,000. The note provided for interest at the prime rate and expired on July 1, 1993. The outstanding balance was paid in May 1994.

     On August 20, 1990, Parent approved the following related party loans:

    Katherine Blount Miles and James V. Miles.................................  $250,000
    Alabama Education Systems, Inc. (James V. Miles, President)...............   100,000

     Katherine Blount Miles is a director of Parent. The notes provided for interest at the prime rate. The outstanding balance was paid in March 1994.

     On May 13, 1991, Parent approved a loan to Winton M. Blount III, in the amount of $1,465,000. This note was increased to $1,715,000 on July 30, 1993. The note bears interest at the prime rate. Interest is payable monthly beginning July 1, 1991 and continuing through May 1, 1996, at which time outstanding principal is due. In connection with this note, a commitment fee of $249,495 was charged by Parent. In lieu of payment, Parent accepted a note from the director which matures May 1996. Interest accrues on this loan at 7.98% per annum and payment of principal and accrued interest is due May 1996. The aggregate of the notes receivable was $2,030,000 at February 28, 1995 and $1,998,000 at February 28, 1994. On July 24, 1995, the aggregate outstanding amount under these notes was paid in full.

                               SUPPLEMENTARY DATA
                        QUARTERLY RESULTS OF OPERATIONS
                                  (UNAUDITED)

     The following table sets forth a summary of the quarterly results of operations for the two years ended the last day of February 1995.

                                               FIRST      SECOND     THIRD      FOURTH      FISCAL
                                              QUARTER    QUARTER    QUARTER    QUARTER    YEAR TOTAL
                                              --------   --------   --------   --------   ----------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
1995
Sales.......................................  $145,684   $138,781   $157,459   $146,495    $ 588,419
Gross profit................................    48,519     47,094     52,963     49,025      197,601
Income before minority interest.............     9,845      9,503     12,336      9,047       40,731
Minority interest in income of consolidated
  subsidiary................................     5,504      6,356      7,562      5,545       24,967
Net income..................................     4,341      3,147      4,774      3,502       15,764
Net income per common share.................    415.68     288.32     461.87     319.14     1,485.01

     The first and third quarters include after-tax charges of $2.4 million and $2.3 million, respectively, for anticipated litigation and settlement costs related to the sale of a former subsidiary. The second quarter includes net income of $.9 million from loan guarantee fee received from a related party. The third and fourth quarters include after-tax charges of $1.3 million each for an environmental matter at the Sporting Equipment segment's Lewiston, Idaho facility.

                                               FIRST      SECOND     THIRD      FOURTH      FISCAL
                                              QUARTER    QUARTER    QUARTER    QUARTER    YEAR TOTAL
                                              --------   --------   --------   --------   ----------
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
1994
Sales.......................................  $117,386   $118,454   $128,030   $124,175    $ 488,045
Gross profit................................    35,432     37,963     42,800     41,791      157,986
Income before minority interest.............        54      1,926      3,789      5,483       11,252
Minority interest in income of consolidated
  subsidiary................................       721      1,512      3,980      2,188        8,401
Net income (loss)...........................      (667)       414       (191)     3,295        2,851
Net income (loss) per common share..........   (117.44)     (1.60)    (66.13)    303.14       117.97

     The first quarter includes net income of $.9 million resulting from finalizing a license and technical agreement. The third quarter includes an after-tax charge of $2.6 million for the donation of Company Common Stock to the Alabama Shakespeare Festival Theatre Finance Authority. The third and fourth quarters include after-tax charges of $1.3 million and $2.6 million, respectively, resulting from accruals for expected legal costs related to the sale of a former subsidiary. The fourth quarter includes a net loss of $650 thousand for disposal of the Company's construction business, an after-tax charge of $1.1 million for accruals for a management incentive plan, net income of $1.6 million resulting from the resolution of a prior year tax issue and net income of $1.2 million from the sale of 105,400 shares of Company Common Stock.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          PLAN AND AGREEMENT OF MERGER

                                     AMONG

                               HBC, INCORPORATED,

                        HBC TRANSACTION SUBSIDIARY, INC.

                                      AND

                                  BLOUNT, INC.

                             DATED AUGUST 17, 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
ARTICLE 1.    CERTIFICATE OF INCORPORATION, BY-LAWS AND CAPITALIZATION OF HBC.........    A-4
              Section 1.1     Certificate of Incorporation of HBC.....................    A-4
              Section 1.2     By-Laws of HBC..........................................    A-4
              Section 1.3     Capitalization of HBC...................................    A-4
              Section 1.4     Directors and Officers of HBC...........................    A-4
ARTICLE 2.    THE MERGER..............................................................    A-5
              Section 2.1     The Merger..............................................    A-5
              Section 2.2     The Closing.............................................    A-5
              Section 2.3     Effective Time of the Merger............................    A-5
              Section 2.4     Effect of the Merger....................................    A-5
ARTICLE 3.    EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
              CORPORATIONS; ISSUANCE OF CERTIFICATES; AMENDMENT OF CERTIFICATE OF
              INCORPORATION OF BLOUNT.................................................    A-5
              Section 3.1     Effect on Capital Stock.................................    A-5
              Section 3.2     Certificates for HBC Common Stock; Fractional Shares....    A-6
              Section 3.3     Certificate of Incorporation of Surviving Corporation...    A-8
              Section 3.4     By-Laws of Surviving Corporation........................    A-8
              Section 3.5     Directors and Officers of Surviving Corporation.........    A-8
              Section 3.6     Change of Name of HBC...................................    A-8
ARTICLE 4.    REPRESENTATIONS AND WARRANTIES OF BLOUNT................................    A-8
              Section 4.1     Organization, Existence and Good Standing...............    A-8
              Section 4.2     Blount Capital Stock....................................    A-8
              Section 4.3     Power and Authority.....................................    A-8
              Section 4.4     Commissions and Fees....................................    A-9
              Section 4.5     Tax Matters.............................................    A-9
              Section 4.6     Opinion of Financial Advisor............................    A-9
              Section 4.7     No Untrue Representation................................    A-9
ARTICLE 5.    REPRESENTATIONS AND WARRANTIES OF THE SUBSIDIARY AND HBC................    A-9
              Section 5.1     Organization, Existence and Capital Stock...............    A-9
              Section 5.2     Power and Authority.....................................    A-9
              Section 5.3     No Contracts or Liabilities.............................    A-9
              Section 5.4     No Activities...........................................    A-9
ARTICLE 6.    REPRESENTATIONS AND WARRANTIES OF HBC...................................   A-10
              Section 6.1     Organization, Existence and Good Standing...............   A-10
              Section 6.2     Power and Authority.....................................   A-10
              Section 6.3     HBC Common Stock........................................   A-10
              Section 6.4     Capital Stock and Ownership.............................   A-10
              Section 6.5     Subsidiary Common Stock and Liabilities.................   A-10
              Section 6.6     HBC Information.........................................   A-11
              Section 6.7     Commissions and Fees....................................   A-11
              Section 6.8     Legal Proceedings.......................................   A-11
              Section 6.9     No Violations...........................................   A-11
              Section 6.10    Tax Matters.............................................   A-11
              Section 6.11    No Untrue Representations...............................   A-11

                                                                                        PAGE
                                                                                        -----
ARTICLE 7.    COVENANTS...............................................................   A-11
              Section 7.1     Interim Operations of HBC...............................   A-11
              Section 7.2     Meeting of Blount Stockholders..........................   A-12
              Section 7.3     Registration Statement, Proxy Statement and Listing
                                Application...........................................   A-12
              Section 7.4     Exemption from State Takeover Laws......................   A-13
              Section 7.5     HSR Act Compliance......................................   A-13
              Section 7.6     Public Disclosures......................................   A-13
              Section 7.7     Other Actions...........................................   A-13
              Section 7.8     Accounting and Tax-Free Reorganization Treatment........   A-13
              Section 7.9     Blount Stock Options and Employment Agreements..........   A-14
              Section 7.10    Obligations of Subsidiary...............................   A-14
              Section 7.11    Registration Rights and Stock Transfer Restriction
                                Agreement.............................................   A-14
              Section 7.12    Indemnification for Litigation..........................   A-14
ARTICLE 8.    TERMINATION, AMENDMENT AND WAIVER.......................................   A-16
              Section 8.1     Termination.............................................   A-16
              Section 8.2     Effect of Termination...................................   A-17
              Section 8.3     Amendment...............................................   A-17
              Section 8.4     Extension; Waiver.......................................   A-17
              Section 8.5     Procedure for Termination, Amendment, Extension or
                                Waiver................................................   A-17
              Section 8.6     Expenses................................................   A-17
ARTICLE 9.    CONDITIONS TO CLOSING...................................................   A-18
              Section 9.1     Mutual Conditions.......................................   A-18
              Section 9.2     Conditions to Obligations of HBC and the Subsidiary.....   A-19
              Section 9.3     Conditions to Obligations of Blount.....................   A-19
ARTICLE 10.   MISCELLANEOUS...........................................................   A-20
              Section 10.1    Nonsurvival of Representations and Warranties...........   A-20
              Section 10.2    Notices.................................................   A-21
              Section 10.3    Further Assurances......................................   A-21
              Section 10.4    Indemnification of Directors and Officers...............   A-21
              Section 10.5    Governing Law...........................................   A-21
              Section 10.6    Table of Contents; Captions; Glossary...................   A-21
              Section 10.7    Integration Exhibits and Schedules......................   A-22
              Section 10.8    Entire Agreement........................................   A-22
              Section 10.9    Counterparts............................................   A-22
              Section 10.10   Binding Effect..........................................   A-22
              Section 10.11   No Rule of Construction.................................   A-22
GLOSSARY      ........................................................................   A-23

EXHIBITS
     I   --  Form of Restated Certificate of Incorporation of HBC.....................  A-I-1
     II  --  Form of Restated By-Laws of HBC.......................................... A-II-1
     III --  Form of Indemnification Agreement........................................A-III-1
     IV  --  Form of Registration Rights and Stock Transfer Restriction Agreement..... A-IV-1
     V   --  Form of Opinion of Counsel for HBC.......................................  A-V-I

                          PLAN AND AGREEMENT OF MERGER

     This PLAN AND AGREEMENT OF MERGER (the " Merger Agreement"), made and entered into this 17th day of August, 1995, by and among HBC, Incorporated, a Delaware corporation ("HBC"), HBC Transaction Subsidiary, Inc., a Delaware corporation (the "Subsidiary"), and Blount, Inc., a Delaware corporation ("Blount") (the Subsidiary and Blount being sometimes collectively referred to herein as the "Constituent Corporations"),

                              W I T N E S S E T H:

     WHEREAS, the Board of Directors of each of HBC and Blount has determined that a combination between HBC and Blount is in the best interests of each such company and its stockholders;

     WHEREAS, the Board of Directors of each of HBC, the Subsidiary and Blount has approved the merger of the Subsidiary with and into Blount (the "Merger"), upon the terms and conditions set forth in this Merger Agreement, whereby each issued and outstanding share of Class A Common Stock, par value $1.00 per share, of Blount ("Blount Class A Common Stock"), and each issued and outstanding share of Class B Common Stock, par value $1.00 per share, of Blount ("Blount Class B Common Stock", and together with the Blount Class A Common Stock, the "Blount Common Stock") not owned directly or indirectly by Blount or HBC will be converted into the Merger Consideration (as hereinafter defined) (the shares of Blount Common Stock to be so converted being hereinafter collectively referred to as the "Blount Stock"); and

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Merger Agreement shall constitute a plan of reorganization thereunder;

     NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

                                   ARTICLE 1.

        CERTIFICATE OF INCORPORATION, BY-LAWS AND CAPITALIZATION OF HBC.

     Section 1.1 Certificate of Incorporation of HBC. Prior to the Effective Time of the Merger (as hereinafter defined), the Certificate of Incorporation of HBC shall be amended and restated, and at all times thereafter through the Effective Time of the Merger (except as set forth in Section 3.6 hereof) and thereafter until amended as provided by law and in such Certificate of Incorporation, such Certificate of Incorporation shall read, as set forth in
Exhibit I hereto.

     Section 1.2 By-Laws of HBC. Prior to the Effective Time of the Merger, the By-Laws of HBC shall be amended and restated, and at all times thereafter through the Effective Time of the Merger (except as set forth in Section 3.6 hereof) and thereafter until amended or repealed as provided by law or therein, such By-Laws shall read, as set forth in Exhibit II hereto.

     Section 1.3 Capitalization of HBC. At the Effective Time of the Merger, HBC will have an authorized capitalization of 4,456,855 shares of Preferred Stock, par value $0.01 per share, of which no shares will be issued and outstanding, and no shares will be held in treasury; 60,000,000 shares of Class A Common Stock, par value $0.01 per share (the "HBC Class A Common Stock"), of which 3,112,572 shares will, prior to the issuance of the Merger Consideration, be issued and outstanding and no shares will be held in treasury; and 14,000,000 shares of Class B Common Stock, par value $0.01 per share (the "HBC Class B Common Stock," and together with the HBC Class A Common Stock, the "HBC Common Stock"), of which 4,204,848 shares will, prior to the issuance of the Merger Consideration, be issued and outstanding and no shares of which will be held in treasury.

     Section 1.4 Directors and Officers of HBC. The directors and officers of Blount immediately prior to the Effective Time of the Merger shall become, as of the Effective Time of the Merger, the directors and officers of HBC, with the present directors of Blount elected by the holders of the Blount Class A Common

Stock being deemed the directors elected by the holders of the HBC Class A Common Stock and the present directors of Blount elected by the holders of the Blount Class B Common Stock being deemed the directors elected by the holders of the HBC Class B Common Stock, each to hold office in accordance with the Certificate of Incorporation and By-Laws of HBC in effect as of the Effective Time of the Merger and as such Certificate of Incorporation and By-Laws may thereafter be amended.

                                   ARTICLE 2.

                                  THE MERGER.

     Section 2.1 The Merger. Upon the terms and conditions set forth in this Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Subsidiary shall be merged with and into Blount at the Effective Time of the Merger. At the Effective Time of the Merger, the separate corporate existence of the Subsidiary shall cease and Blount shall continue as the surviving corporation (the "Surviving Corporation") under the name "Blount, Inc." and shall succeed to and assume all the rights and obligations of the Subsidiary and Blount in accordance with the DGCL.

     Section 2.2 The Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m. Central Time on a date to be specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Article 9) shall be no later than the second business day after satisfaction, or waiver, of the conditions set forth in Article 9, at the offices of Bradley, Arant, Rose & White, 1400 Park Place Tower, 2001 Park Place, Birmingham, Alabama, unless another date and time or place is agreed to in writing by the parties hereto.

     Section 2.3 Effective Time of the Merger. Subject to the provisions of this Merger Agreement, the parties shall file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL as soon as practicable on or after the Closing Date. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Subsidiary and Blount shall agree should be specified in the Certificate of Merger (the "Effective Time of the Merger").

     Section 2.4 Effect of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

                                   ARTICLE 3.

   EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; ISSUANCE OF CERTIFICATES; AMENDMENT OF CERTIFICATE OF INCORPORATION OF BLOUNT.

     Section 3.1 Effect on Capital Stock. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of Blount Stock or any shares of capital stock of the Subsidiary:

          (a) Subsidiary Common Stock. Each share of capital stock of the Subsidiary issued and outstanding immediately prior to the Effective Time of the Merger (the "Subsidiary Common Stock") shall automatically be canceled and retired and shall cease to exist, and none of the HBC Class A Common Stock, HBC Class B Common Stock, cash or other consideration shall be delivered in exchange therefor.

          (b) Cancellation of Treasury Stock. Each share of Blount Common Stock that is owned by Blount or by any subsidiary of Blount shall automatically be canceled and retired and shall cease to exist, and none of the HBC Class A Common Stock, HBC Class B Common Stock, cash or other consideration shall be delivered in exchange therefor.

          (c) Treatment of Blount Common Stock Owned by HBC. The outstanding shares of Blount Common Stock owned by HBC immediately prior to the Effective Time of the Merger shall be converted, in the aggregate, into one thousand (1,000) shares of Blount Class B Common Stock or, if

     Blount shall at such time have only one class of common stock authorized, of Blount Common Stock, and as a result thereof Blount shall become a wholly-owned subsidiary of HBC.

          (d) Conversion of Blount Common Stock Not Owned by HBC.  Subject to
     Section 3.2(d), each issued and outstanding share of Blount Common Stock (other than the shares described in paragraphs (b) and (c) of this Section 3.1) shall be converted into shares of HBC Common Stock (the shares of HBC Common Stock to be issued to the holders of Blount Stock being herein called the "Merger Consideration") as follows:

             (i) each issued and outstanding share of Blount Class A Common Stock shall be converted into one and one-half (1.5) shares of HBC Class A Common Stock, and

             (ii) each issued and outstanding share of Blount Class B Common Stock shall be converted into one and one-half (1.5) shares of HBC Class B Common Stock;

     in the manner hereinafter specified. For purposes of this Merger Agreement, the conversion ratio of 1.5 shares of HBC Class A Common Stock for one share of Blount Class A Common Stock, and 1.5 shares of HBC Class B Common Stock for one shares of Blount Class B Common Stock, respectively, shall be referred to as the "Exchange Ratio." As of the Effective Time of the Merger and as a result of the Merger, such shares of the Blount Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate theretofore representing shares of Blount Common Stock shall cease to represent shares of Blount Common Stock or have any rights with respect thereto and shall thereupon represent (I) an equal number of shares of HBC Class A Common Stock or HBC Class B Common Stock, respectively, as such certificate formerly represented of Blount Class A Common Stock or Blount Class B Common Stock and (II) the right to receive the balance of the Merger Consideration and any cash in lieu of fractional shares of HBC Common Stock to be issued or paid in consideration therefor in accordance with the provisions of Section
     3.2 of this Merger Agreement, without interest.

          (e) Stock Options. At the Effective Time of the Merger, all rights with respect to Blount Class A Common Stock pursuant to any Blount stock options which are outstanding at the Effective Time of the Merger, whether or not then exercisable, shall be converted into and become rights with respect to HBC Class A Common Stock, and HBC shall assume each Blount stock option in accordance with the terms of the stock option agreement or plan, in each case as amended, under which such option was issued and the stock option agreement, as amended, by which it is evidenced, such conversion to be consistent with the Exchange Ratio. It is intended that the foregoing provisions shall be undertaken in a manner that will not constitute a "modification" as defined in Section 425 of the Code, as to any stock option which is an "incentive stock option."

     Section 3.2  Certificates for HBC Common Stock; Fractional Shares.

     (a) Conversion of Existing Certificates and Issuance of New
Certificates. In order to effect the conversion of Blount Common Stock not owned by HBC into shares of HBC Common Stock pursuant to Section 3.1(d) of this Merger Agreement:

          (i) At the Effective Time of the Merger, each certificate for issued and outstanding shares of Blount Class A Common Stock and Blount Class B Common Stock other than the shares described in Paragraphs (b) and (c) of
     Section 3.1 hereof shall remain outstanding and shall thereafter be deemed to represent a certificate for a number of shares of HBC Class A Common Stock and HBC Class B Common Stock, respectively, equivalent to the number of shares of Blount Class A Common Stock and Blount Class B Common Stock formerly represented by such certificate; and

          (ii) As soon as reasonably practically practicable after the Effective Time of the Merger, HBC shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time of the Merger represented outstanding shares of Blount Common Stock (the "Certificates") whose shares of Blount Common Stock were converted into the Merger Consideration pursuant to Section 3.1, additional certificates for
     (A) a number of shares of HBC Class A Common Stock equal to one-half ( 1/2) of the number of shares of the issued and outstanding shares of Blount Class A Common Stock held of record by such holder and (B) a number of shares of HBC Class B Common Stock equal to one-half ( 1/2) of the number of shares of Blount Class B Common Stock held of record by such holder immediately prior to the Effective Time of the Merger, provided that certificates shall only be issued for whole shares of HBC Common Stock and, in the event such holder is entitled to receive a fractional share of HBC Class A Common Stock, HBC Class B Common Stock, or both, such holder shall instead receive cash in lieu of such fractional shares of HBC Common Stock in accordance with the provisions of Section 3.2 (d).

     (b) Alternate Exchange Procedures. In the event that the procedures for effecting conversion of certificates for Blount Common Stock not owned by HBC and certificates for HBC Common Stock set forth in paragraph (a) to the Section
3.2 are not acceptable to the stock exchange upon which the shares of HBC Common Stock are to be listed, or are otherwise deemed impracticable by the parties to this Merger Agreement, the parties to this Merger Agreement will adopt such procedures for exchanging certificates of Blount Common Stock for certificates of HBC Common Stock as they shall deem appropriate under the circumstances as shall be mutually agreeable to such parties.

     (c) No Further Ownership Rights in Blount Common Stock. All shares of HBC Common Stock deemed to be outstanding or issued in accordance with the terms of this Article 3 (including any cash paid pursuant to Section 3.2(d)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Blount Common Stock theretofore represented by such Certificates. After the Effective Time of the Merger, Certificates which formerly represented shares of Blount Common Stock and which, pursuant to the provisions of this Section 3.2, subsequent to the Effective Time of the Merger are deemed to represent certificates for shares of HBC Common Stock, shall have no further rights in and shall represent no interest in the capital stock of Blount and shall thereafter only be entitled to be exchanged and transferred on the stock transfer books of HBC in accordance with procedures therefor established by HBC and shall thereafter represent only the interest in the HBC Common Stock specified in this Section 3.2.

     (d) No Fractional Shares. No certificates or scrip representing fractional shares of HBC Common Stock shall be issued in connection with the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of HBC. Notwithstanding any other provision of this Merger Agreement, (i) each holder of Blount Class A Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HBC Class A Common Stock (after taking into account all Certificates with respect to Blount Class A Common Stock held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HBC Class A Common Stock and (ii) each holder of Blount Class B Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HBC Class B Common Stock (after taking into account all Certificates with respect to Blount Class B Stock held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HBC Class B Common Stock. The amount of cash to be payable in lieu of a fractional interest of a share of HBC Class A Common Stock shall be equal to one-third ( 1/3) of the closing price per share of Blount Class A Common Stock on the trading day immediately preceding the date of the Effective Time of the Merger for American Stock Exchange -- Composite Transactions as reported by the American Stock Exchange (the "Exchange"), or, if there are no transactions in the Blount Class A Common Stock on such trading date, the closing price per share of Blount Class A Common Stock on the trading day next preceding the date of the Effective Time of the Merger on which a transaction in Blount Class A Common Stock occurred, as so reported by the Exchange. The amount of cash to be payable in lieu of a fractional interest of a share of HBC Class B Common Stock shall be equal to one-third ( 1/3) of the closing price per share of Blount Class B Common Stock on the trading day immediately preceding the date of the Effective Time of the Merger for American Stock Exchange -- Composite Transactions as reported by the Exchange, or, if there are no transactions in the Blount Class B Common Stock on such trading date, the closing price per share of Blount Class B Common Stock on the trading day next preceding the date of the Effective Time of the Merger on which a transaction in Blount Class B Common Stock occurred, as so reported by the Exchange.

     Section 3.3 Certificate of Incorporation of Surviving Corporation. The Certificate of Incorporation of Blount shall be amended and restated, effective at the Effective Time of the Merger, in a manner satisfactory to HBC. The Certificate of Incorporation of Blount, as so amended and restated, shall become the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time of the Merger and until thereafter amended as provided by law and said amended and restated Certificate of Incorporation.

     Section 3.4 By-Laws of Surviving Corporation. The By-Laws of Blount shall be the By-Laws of the Surviving Corporation from and after the Effective Time of the Merger and until thereafter altered, amended or repealed in accordance with the laws of the State of Delaware, the Certificate of Incorporation of Blount and the said By-Laws.

     Section 3.5 Directors and Officers of Surviving Corporation. The directors and officers of Blount immediately prior to the Effective Time of the Merger shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

     Section 3.6 Change of Name of HBC. At or prior to the Effective Time of the Merger, the name of HBC shall be changed to "Blount International, Inc." and an appropriate amendment to the certificate of said corporation shall be filed with respect thereto.

                                   ARTICLE 4.

                   REPRESENTATIONS AND WARRANTIES OF BLOUNT.

     Blount hereby represents and warrants to HBC and the Subsidiary as follows:

     Section 4.1 Organization, Existence and Good Standing. Blount is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     Section 4.2  Blount Capital Stock.  Blount's authorized capital consists of
(i) 40,000,000 shares of Blount Class A Common Stock, of which 8,731,173 shares are issued and outstanding as of the date of this Merger Agreement and none of which shares are issued and held as treasury shares, (ii) 12,000,000 shares of Blount Class B Common Stock, of which 3,951,992 shares are issued and outstanding as of the date of this Merger Agreement and none of which shares are issued and held as treasury shares, and (iii) 4,456,855 shares of Preference Stock, par value $.10 per share, no shares of which are issued and outstanding as of the date of this Merger Agreement and none of which shares are issued and held as treasury stock. All of the issued and outstanding shares of Blount Common Stock are duly and validly issued, fully paid and nonassessable. Except for stock options to employees, sales pursuant to Blount's existing dividend reinvestment plan and the right of holders thereof to convert Blount Class B Common Stock into Blount Class A Common Stock, there are no options, warrants, or similar rights granted by Blount or any other agreements to which Blount is a party providing for the issuance or sale by it of any additional securities.

     Section 4.3 Power and Authority. Subject to the satisfaction of the conditions precedent set forth herein, Blount has the corporate power to execute, deliver and perform the Merger Agreement and all agreements and other documents executed and delivered or to be executed and delivered by it pursuant to the Merger Agreement and, subject to the satisfaction of the conditions precedent set forth herein, has taken all corporate action on its part required by its Certificate of Incorporation, By-Laws or otherwise, to authorize the execution, delivery and performance of the Merger Agreement and such related documents. Except as otherwise disclosed to HBC, the execution and delivery of the Merger Agreement does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger will not, violate any provisions of the Certificate of Incorporation of Blount or any provisions of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree, to which Blount or any subsidiary in which Blount directly or indirectly holds a majority of the voting securities issued by such subsidiary (a "Blount Subsidiary") is a party, or by which it is bound, or violate any restrictions of any kind to which it is subject which, if violated or accelerated, would have a material adverse effect on Blount.

     Section 4.4 Commissions and Fees. Except for fees payable to J. P. Morgan & Company, Incorporated ("Morgan"), detailed in an agreement, a copy of which has been delivered to HBC, there are no valid claims for brokerage commissions, finder's fees, investment bankers' or financial advisors' fees or similar fees in connection with the transactions contemplated by this Merger Agreement which may be now or hereafter asserted against HBC or Blount resulting from any action taken on behalf of Blount by Blount or its stockholders, officers, directors or agents, or any of them.

     Section 4.5 Tax Matters. To the knowledge of Blount, neither Blount nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization as defined by Section 368(a)(1)(B) of the Code.

     Section 4.6 Opinion of Financial Advisor. Blount has received the oral opinion of Morgan to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of Blount Common Stock other than HBC and the Blount Family from a financial point of view, a written copy of which opinion will be delivered by Blount to HBC prior to the date on which the definitive proxy materials for the Proxy Statement (as defined in Section 7.3(a)) are filed with the SEC.

     Section 4.7 No Untrue Representation. No representation or warranty by Blount in this Merger Agreement, and no exhibit or certificate issued by Blount and furnished or to be furnished to HBC pursuant to this Merger Agreement or in connection with the transactions contemplated hereby, contains or, at the time furnished, will contain any untrue statement of a material fact, or omits or, at the time furnished, will omit to state a material fact necessary to make the statement or facts contained therein not misleading in light of all of the circumstances then prevailing.

                                   ARTICLE 5.

           REPRESENTATIONS AND WARRANTIES OF THE SUBSIDIARY AND HBC.

     The Subsidiary and HBC hereby represent and warrant to Blount as follows:

     Section 5.1 Organization, Existence and Capital Stock. The Subsidiary is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware and is duly qualified to transact business as a foreign corporation in the State of Alabama. The Subsidiary's authorized capital consists of 1,000 shares of common stock, par value $1.00 per share, all of which shares are issued and registered in the name of HBC. The Subsidiary has never owned, directly or indirectly, any shares of Blount Common Stock or HBC Common Stock.

     Section 5.2 Power and Authority. The Subsidiary has corporate power and authority to execute, deliver and perform the Merger Agreement and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Merger Agreement, and, subject to the satisfaction of the conditions precedent set forth herein and subject to stockholder approval as required by Delaware law, has taken all actions required by law, its Certificate of Incorporation, its By-Laws or otherwise, to authorize the execution and delivery of the Merger Agreement and such related documents.

     Section 5.3 No Contracts or Liabilities. Other than the obligations created under the Merger Agreement or as contemplated by the HBC
Recapitalization (as hereinafter defined), the Subsidiary is not obligated under any contracts, claims, leases, liabilities (contingent or otherwise), loans or otherwise.

     Section 5.4 No Activities. The Subsidiary was incorporated solely for the purpose of effecting the Merger and has not engaged in any business activity unrelated to effecting the Merger.

                                   ARTICLE 6.

                     REPRESENTATIONS AND WARRANTIES OF HBC.

     HBC hereby represents and warrants to Blount as follows:

     Section 6.1 Organization, Existence and Good Standing. HBC is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware. HBC has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. HBC is duly qualified to do business and is in good standing in all jurisdictions in which the character of the property owned, leased or operated or the nature of the business transacted by it makes qualification necessary.

     Section 6.2 Power and Authority. HBC has corporate power and authority to execute, deliver and perform the Merger Agreement and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Merger Agreement, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all actions required by law, its Certificate of Incorporation, its By-Laws or otherwise, to authorize the execution and delivery of the Merger Agreement and such related documents. The execution and delivery of the Merger Agreement does not and, subject to the receipt of required regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or By-Laws of HBC, or any provision of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which HBC is a party or by which it is bound, or violate any restrictions of any kind to which HBC is subject.

     Section 6.3 HBC Common Stock. As of the Effective Time of the Merger, HBC will have a sufficient number of authorized but unissued shares of HBC Class A Common Stock and HBC Class B Common Stock available for issuance to the holders of Blount Common Stock in accordance with the provisions of the Merger Agreement. The HBC Common Stock to be issued pursuant to the Merger Agreement will, when so delivered, be (i) duly and validly issued, fully paid and nonassessable, (ii) issued pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the rules and regulation of the Securities and Exchange Commission (the "SEC") thereunder applicable thereto (the "Securities Act"), and (iii) subject to the provisions of Section 7.3(e) hereof, authorized for listing on the Exchange upon official notice of issuance.

     Section 6.4  Capital Stock and Ownership.

     (a) As of the Effective Time of the Merger, HBC will have an authorized capitalization of 4,456,855 shares of Preferred Stock, par value $0.01 per share, of which no shares will be issued and outstanding, and no shares will be held in treasury; 60,000,000 shares of HBC Class A Common Stock, par value $0.01 per share, of which 3,112,572 shares will be issued and outstanding and no shares will be held in the treasury of HBC; and 14,000,000 shares of HBC Class B Common Stock, par value $0.01 per share, of which 4,204,848 shares will be issued and outstanding and no shares will be held in treasury. All of the issued and outstanding shares of HBC Common Stock at the Effective Time of the Merger will have been duly and validly issued and will be fully paid and nonassessable. At the Effective Time of the Merger, except as assumed by HBC pursuant to the Merger Agreement, there will be no options, warrants or similar rights granted by HBC or any other agreements to which HBC is a party providing for the issuance or sale by it of any additional securities. At the Effective Time of the Merger, there will be no liability for dividends declared or accumulated but unpaid with respect to any shares of HBC Common Stock.

     (b) The HBC Common Stock outstanding at the Effective Time of the Merger will be owned beneficially and of record by (i) The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Family Partnership") to be formed by Winton M. Blount and his children (the "Blount Family") prior to the Effective Time of the Merger in substantially the manner heretofore disclosed to Blount, (ii) Winton M. Blount, and (iii) members of his family or trusts of which they are the beneficiaries.

     Section 6.5 Subsidiary Common Stock and Liabilities. HBC owns, beneficially and of record, all of the issued and outstanding shares of Subsidiary Common Stock, which shares are all validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and encumbrances. HBC has the corporate power and authority to endorse and surrender all of such Subsidiary Common Stock for conversion and cancellation pursuant to the Merger Agreement. HBC has taken all such actions as may be required in its capacity as the sole stockholder of the Subsidiary to approve the Merger. Immediately prior to the Effective Time of the Merger, the Subsidiary will have no liabilities other than its obligations pursuant to this Merger Agreement.

     Section 6.6 HBC Information. HBC has heretofore furnished Blount with a true and complete copy of the unconsolidated balance sheet of HBC at February 28, 1995, together with the opinion of the independent auditors of HBC with respect thereto, which balance sheet was prepared in accordance with generally accepted accounting principles except that the ownership by HBC of Blount Common Stock was accounted for on the equity method rather than by consolidating the financial statements of Blount with those of HBC. This consolidated balance sheet of HBC at February 28, 1995 and the notes related thereto are herein sometimes referred to as the "HBC Balance Sheet." Except (i) as disclosed or reserved against in the HBC Balance Sheet or in the Disclosure Schedule delivered to Blount by HBC concurrently with the execution of this Merger Agreement (the "HBC Disclosure Schedule") or arising out of HBC's ownership of Blount Common Stock and (ii) for liabilities arising out of the Merger, HBC has no liabilities of any nature, whether accrued, absolute, contingent or otherwise.

     Section 6.7 Commissions and Fees. There are no valid claims for brokerage commissions, finder's fees, investment bankers' or financial advisors' fees or similar fees in connection with the transactions contemplated by the Merger Agreement which may be now or hereafter asserted against HBC or Blount resulting from any action taken on behalf of HBC by HBC or its stockholders, officers, directors or agents, or any of them.

     Section 6.8 Legal Proceedings. Except as disclosed in the HBC Balance Sheet and the HBC Disclosure Schedule, there is no litigation, governmental investigation or other proceeding pending or, so far as is known to HBC, threatened against or relating to HBC, its properties or business (other than litigation, investigations or proceedings against or relating to Blount and its properties and business), or the transaction contemplated by the Merger Agreement and, so far as is known to HBC, no basis for any such action exists.

     Section 6.9 No Violations. Subject to compliance with applicable securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the consummation of the Merger will not violate any law or restriction to which HBC or its affiliates or their respective properties or assets is subject.

     Section 6.10 Tax Matters. To the knowledge of HBC, neither HBC nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization as defined by Section 368(a)(1)(B) of the Code.

     Section 6.11 No Untrue Representations. No representation or warranty by HBC in this Merger Agreement, and no exhibit or certificate issued by HBC and furnished or to be furnished to Blount pursuant to this Merger Agreement or in connection with the transactions contemplated hereby, contains or, at the time furnished, will contain any untrue statement of a material fact, or omits or, at the time furnished, will omit to state a material fact necessary to make the statement or facts contained therein not misleading in light of all of the circumstances then prevailing.

                                   ARTICLE 7.

                                   COVENANTS

     Between the date hereof and the Effective Time of the Merger, except as otherwise contemplated by this Merger Agreement,

     Section 7.1 Interim Operations of HBC. Except in connection with, and as contemplated by, the Merger Agreement or the recapitalization of the capital structure of HBC in substantially the manner heretofore disclosed to Blount to be effected prior to the Effective Time of the Merger (the "HBC Recapitalization"), HBC shall not, without the prior consent of Blount,

          (a) engage in any business activities;

          (b) amend its Certificate of Incorporation or By-Laws (other than as set forth in Article 1 and Section 3.6); or

          (c) sell or dispose of any of the Blount Common Stock owned by it.

     Section 7.2 Meeting of Blount Stockholders. Blount will take all steps necessary in accordance with its Certificate of Incorporation and By-Laws to call, give notice of, convene and hold a meeting of its stockholders as soon as practicable after the effectiveness of the Registration Statement (as defined in Section 7.3(a) hereof), for the purpose of approving this Merger Agreement and for such other purposes as may be necessary. Unless this Merger Agreement shall have been validly terminated as provided herein, the Board of Directors of Blount will (i) recommend to its stockholders the approval of this Merger Agreement, the transactions contemplated hereby and any other matters to be submitted to the stockholders in connection therewith, to the extent that such approval is required by applicable law in order to consummate the Merger, and
(ii) use its reasonable, good faith efforts to obtain the approval by its stockholders of this Merger Agreement and the transactions contemplated hereby.

     Section 7.3  Registration Statement, Proxy Statement and Listing
Application.

     (a) HBC shall prepare and file with the SEC and any other applicable regulatory bodies, as soon as reasonably practicable, a Registration Statement on Form S-4 with respect to the shares of HBC Common Stock to be issued in the Merger (the "Registration Statement"), and will otherwise proceed promptly to satisfy the requirements of the Securities Act, including Rule 145 thereunder; provided, that the Registration Statement shall be initially filed by Blount on
Schedule 14A pursuant to Rule 14a-6(e)(2) under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder applicable thereto (the "Exchange Act"). Such Registration Statement shall contain a proxy statement of Blount containing the information required by the Exchange Act (the "Proxy Statement"). HBC shall take all reasonable steps to cause the Registration Statement to be declared effective and to maintain such effectiveness until all of the shares covered thereby have been distributed. HBC shall promptly amend or supplement the Registration Statement to the extent necessary in order to make the statements therein not misleading or to correct any misstatements which have become false or misleading. HBC shall use its reasonable, good faith efforts to have the Registration Statement declared effective by the SEC under the provisions of the Securities Act.

     (b) If at any time prior to the Effective Time of the Merger any event or circumstance relating to Blount or any of the Blount Subsidiaries, or its or their respective officers or directors, should be discovered by Blount which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Blount shall promptly inform HBC.

     (c) If at any time prior to the Effective Time of the Merger any event or circumstance relating to HBC, or its officers or directors, should be discovered by HBC which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, HBC shall promptly inform Blount and shall promptly file such amendment to the Registration Statement.

     (d) Prior to the Closing Date, HBC shall use its reasonable, good faith efforts to cause the shares of HBC Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable securities or Blue Sky laws of each of the states and territories of the United States where such registration or qualification is required, and to take any other actions which may be necessary to enable the HBC Common Stock to be issued pursuant to the Merger to be distributed in each such jurisdiction.

     (e) Prior to the mailing of the Proxy Statement to Blount's stockholders, HBC shall file a listing application (the "Listing Application") with the Exchange relating to the shares of HBC Common Stock to be outstanding at the Effective Time of the Merger and the shares of HBC Common Stock to be issued in connection with the Merger, and shall use its reasonable, good faith efforts to cause such shares of HBC

Common Stock to be approved for listing upon the Exchange at the Effective Time of the Merger or upon official notice of issuance prior to such mailing date; provided that, at the request of Blount, HBC shall file the Listing Application with the New York Stock Exchange, Inc. (the "NYSE") and shall use its reasonable, good faith efforts to cause such shares of HBC Common Stock to be approved for listing upon the NYSE at the Effective Time of the Merger or upon official notice of issuance, respectively.

     (f) Blount shall furnish all information to HBC with respect to Blount and the Blount Subsidiaries as HBC may reasonably request for inclusion in the Registration Statement and the Listing Application, and shall otherwise cooperate with HBC in the preparation and filing of such documents.

     (g) HBC shall furnish all information to Blount with respect to HBC as Blount may reasonably request for inclusion in the Proxy Statement, and shall otherwise cooperate with Blount in the preparation and filing of such documents.

     Section 7.4 Exemption from State Takeover Laws. Blount shall take all reasonable steps, by action of Blount's Board of Directors or otherwise, necessary to exempt Blount and the Merger from the requirements of any state takeover statute or other similar state law which would prevent or impede the consummation of the transactions contemplated hereby.

     Section 7.5 HSR Act Compliance. If advised to do so by counsel, HBC and Blount shall promptly make their respective filings, and shall thereafter use their reasonable, good faith efforts to promptly make any required submissions, under the HSR Act with respect to the Merger and the transactions contemplated hereby. HBC and Blount will use their respective reasonable, good faith efforts to obtain all other permits, authorizations, consents and approvals from third parties and governmental authorities necessary to consummate the Merger and the transactions contemplated hereby.

     Section 7.6 Public Disclosures. HBC and Blount will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Merger Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of the Exchange or, if applicable, the NYSE. The parties may issue a joint press release, mutually acceptable to HBC and Blount, promptly upon execution and delivery of this Merger Agreement.

     Section 7.7  Other Actions.

     (a) Blount shall not knowingly or intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Merger Agreement not being satisfied, or (unless such action is required by applicable law) which would adversely affect the ability of Blount or HBC to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation or HBC.

     (b) HBC shall not knowingly or intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Merger Agreement not being satisfied, or (unless such action is required by applicable law) which would adversely affect the ability of HBC or Blount to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation or HBC.

     Section 7.8 Accounting and Tax-Free Reorganization Treatment. Neither HBC nor Blount shall intentionally take or cause to be taken any action, whether on or before the Effective Time of the Merger, which would disqualify the Merger from being accounted for in a manner similar to that in a "pooling of interest" accounting or treated as a "reorganization" within the meaning of Section 368(a)(1)(B) of the Code.

     Section 7.9  Blount Stock Options and Employment Agreements.

     (a) At or as soon as reasonably practicable after the Effective Time of the Merger, HBC shall deliver to the holders of Blount stock options appropriate notices setting forth such holders' rights pursuant to the stock option plans under which such Blount stock options were issued and the stock option agreements evidencing such options, which shall continue in full force and effect on the same terms and conditions (subject to the adjustments required by Sections 3.1(e) or this Section 7.9 after giving effect to the Merger and the assumption of such options by HBC as set forth herein) as in effect immediately prior to the Effective Time of the Merger. HBC shall comply with the terms of the stock option plans, and the stock option agreements as so adjusted, and shall use its reasonable, good faith efforts to ensure, to the extent required by, and subject to the provisions of, such plans or agreements, that the Blount stock options which qualified as incentive stock options prior to the Effective Time of the Merger shall continue to qualify as incentive stock options after the Effective Time of the Merger.

     (b) HBC shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HBC Common Stock for delivery upon exercise of the Blount stock options assumed by HBC in accordance with Section 3.1(e). As soon as practicable after the Effective Time of the Merger, HBC shall file with the SEC a registration statement on Form S-8 with respect to shares of HBC Common Stock subject to such Blount stock options, or, if permitted by Rule 414, appropriate amendments to the existing registration statements of Blount with respect thereto, and shall use its best efforts to maintain the effectiveness of a registration statement or registration statements covering such options (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Blount stock options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the provisions of Section 16 of the Exchange Act, where applicable, HBC shall administer the options and plans assumed pursuant to Section 3.1(e) hereof in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable option or plan complied with such rule prior to the Merger.

     (c) At the Effective Time of the Merger, the employment agreements of those employees of Blount whose names have been provided to HBC shall be guaranteed by, or, as applicable, assigned to and assumed by, HBC, and Blount and HBC shall take all actions reasonably necessary to effect any such assignments and assumptions without alteration of any of the substantive rights or obligations of the parties to such employment agreements as the same were in effect immediately prior to the date hereof and the Effective Time of the Merger.

     Section 7.10 Obligations of Subsidiary. HBC shall take all actions necessary to cause the Subsidiary to perform its obligations under this Merger Agreement and to consummate the Merger on the terms and conditions set forth in this Merger Agreement.

     Section 7.11 Registration Rights and Stock Transfer Restriction Agreement. At the Closing, HBC shall, and shall use its best efforts to cause the Blount Family Partnership and the members of the Blount Family to, execute and deliver a Registration Rights and Stock Transfer Restriction Agreement substantially in the form attached hereto as Exhibit IV, with such changes therein as shall be approved by Blount.

     Section 7.12  Indemnification for Litigation.

     (a) Subject to the limitations set forth in this Section 7.12, HBC agrees to indemnify Blount and its officers and directors (collectively, the "Indemnitees") against, and hold the Indemnitees harmless from, all damages, liabilities, fees and expenses, including, without limitation, reasonable attorneys' fees incurred in defending any Indemnitee against the assertion of any claim with respect to such damages, liabilities and fees (collectively, the "Damages"), incurred by the Indemnitees as a result of any claim, action or proceeding against any Indemnitee (a "Claim") arising out of or related to the Merger or pursuant to any obligation of Blount for any amounts Blount may be required to pay pursuant to Schedule I to the engagement letter dated June 16, 1995 between Morgan and Blount.

     (b) Blount shall promptly notify HBC in writing of the assertion of any Claim with respect to which indemnity may be sought under this Section 7.12. HBC shall have no obligation or liability under this

Section 7.12 to the extent that HBC, or HBC's ability to adequately respond to or defend any Claim, is prejudiced by the unreasonable failure of Blount to provide prompt notice as required by this Section 7.12.

     (c) HBC shall have no right to defend any Claim or action against which it has agreed to indemnify the Indemnitees pursuant to Section 7.12(a) of this Merger Agreement. With respect to any Claims to which Section 7.12(a) of this Merger Agreement is applicable, the Indemnitees agree

          (i) to promptly provide to the HBC any information related to such Claim reasonably requested by HBC;

          (ii) not to settle, or agree to settle, any such Claim without the prior written consent of HBC, which consent will not be unreasonably withheld; and

          (iii) to provide periodic updates regarding such Claim, including, without limitation, prompt notice and full information regarding the occurrence of any material development with respect to such Claim.

HBC agrees to promptly reimburse, as incurred, litigation expenses, including, without limitation, reasonable attorneys' fees, actually and reasonably incurred by any Indemnitee in connection with any Claim for which HBC is obligated to provide indemnification pursuant to Section 7.12(a) of this Merger Agreement; provided, however, that HBC shall only be obligated to reimburse the Indemnitees for the fees and expenses of one legal counsel per jurisdiction for all Indemnitees in connection with any such Claim.

     (d) (i) Notwithstanding any statement contained in this Merger Agreement to the contrary,

             (A) HBC shall have no liability under Section 7.12(a) of this Merger Agreement as a result of any Claim which arises out of or relates to the enforcement, application or interpretation of any law, rule, statute, regulation or other pronouncement or finding concerning the treatment of the Merger for tax purposes; and

             (B) HBC shall be obligated pursuant to Section 7.12(a) of this Agreement only to the extent that any Damages incurred by the Indemnitees with respect to all such Claims within Section 7.12(a) of this Agreement exceed in the aggregate $500,000; and once such amount is exceeded, HBC shall be liable only for fifty percent (50%) of such Damages in excess of such $500,000 aggregate amount.

          (ii) HBC shall not be obligated or required pursuant to this Merger Agreement or otherwise to pay consequential or punitive damages to any party or to any Indemnitee for or in connection with the breach or violation by HBC of this Section 7.12.

     (e) The parties to this Merger Agreement hereby expressly agree that, subject to the provisions of the agreement to which reference is made in Section 9.3(d) hereof, the remedies expressly set forth in this Section 7.12 constitute the sole and exclusive remedies for recoveries against HBC and its affiliates for Damages incurred or suffered by the Indemnitees as a result of any Claim arising out of or related to the Merger, including, without limitation, the execution and delivery of the Merger Agreement. Further, the parties hereby expressly agree that HBC shall have no liability or obligation under this Merger Agreement or otherwise for any liability, cost, damage, obligation or expense incurred by any Indemnitee that arises out of acts or omissions of Blount that is imposed upon HBC because of its ownership of the stock of, or alleged control of, Blount (other than Claims against Blount with respect to the Merger).

     (f) In determining the gross amount of any loss suffered by Blount for which it is indemnified hereunder, the amount of such gross loss shall be reduced by the amount, if any, of the actual recovery or benefit (net of reasonable expenses incurred in obtaining said recovery or benefit) Blount receives with respect thereto from any other person (including any federal, state or local income tax benefit); and if such a recovery or benefit is received by Blount after it receives full payment or satisfaction under this Merger Agreement with respect to a loss, then a refund equal to the aggregate amount of the subsequent recovery (or pro rata portion thereof for which HBC is responsible under this Merger Agreement), net of reasonable expenses and tax or other costs incurred in obtaining such recovery, shall be made promptly to HBC.

     (g) As a condition to the obligation of HBC to provide indemnification pursuant to this Merger Agreement, each Indemnitee shall, when and insofar as HBC provides indemnification hereunder, assign and convey to HBC a share proportionate to HBC's indemnification of the Indemnitee hereunder of such Indemnitee's right and interest in and to any claim, cause of action or other right of recovery that such Indemnitee may have against any other party for any loss, liability, damage or expense within the meaning of this Section 7.12 and for which any Indemnitee seeks indemnification or reimbursement under this Merger Agreement, and further, HBC shall be subrogated to the extent of HBC's indemnification of Indemnitee hereunder to any rights of the Indemnitee thereunder or under any policy of insurance. In addition, the Indemnitees agree to take reasonable steps to cooperate with HBC in any attempt by HBC to prosecute or otherwise pursue any such claim, cause of action or other right of recovery, provided that HBC must promptly reimburse the reasonable out-of-pocket expenses incurred by any Indemnitee as a result of any request by HBC for cooperation.

     (h) Each Indemnitee is intended to be, and shall be, a third party beneficiary of the provisions of this Section 7.12 and shall have the right to enforce the obligations of HBC to such Indemnitee under this Section 7.12 in its own name and behalf.

                                   ARTICLE 8.

                       TERMINATION, AMENDMENT AND WAIVER

     Section 8.1 Termination. This Merger Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of matters presented in connection with the Merger by the holders of Blount Common Stock and the holders of HBC Common Stock:

          (a) by mutual written consent of HBC, the Subsidiary and Blount;

          (b) by either HBC or Blount:

             (i) if, upon a vote at a duly held meeting of stockholders or any adjournment thereof, any required approval of the holders of Blount Common Stock shall not have been obtained;

             (ii) if the Merger shall not have been consummated before January 1, 1996, provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding 60 days in the aggregate) during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of a meeting of stockholders;

             (iii) if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

             (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Merger Agreement which (A) would give rise to the failure of a condition set forth in Article 9, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Merger Agreement);

          (c) by either HBC or Blount in the event that (i) all of the conditions to the obligation of such party to effect the Merger set forth in Section 9.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the Merger set forth in Section 9.2 (in the case of HBC) or Section 9.3 (in the case of Blount) is not capable of being satisfied prior to the end of the period referred to in Section 8.1(b)(ii); or

          (d) By Blount, if Blount's board of directors shall have determined, in the exercise of its fiduciary duties under applicable law, not to recommend the Merger to the holders of Blount Common Stock or shall have withdrawn such recommendation.

     Section 8.2 Effect of Termination. In the event of termination of this Merger Agreement as provided in Section 8.1, this Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the provisions of Section 7.12, this Section
8.2 and Section 8.6, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Merger Agreement.

     Section 8.3 Amendment. This Merger Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the holders of Blount Common Stock; provided, however, that after any such approval, there shall be made no amendment that pursuant to Section 251(d) of the DGCL requires further approval by such stockholders without the further approval of such stockholders. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     Section 8.4 Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Merger Agreement or in any document delivered pursuant to this Merger Agreement or (c) subject to the proviso set forth in Section 8.3, waive compliance with any of the agreements or conditions contained in this Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Merger Agreement to assert any of its rights under this Merger Agreement or otherwise shall not constitute a waiver of such rights.

     Section 8.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Merger Agreement pursuant to Section 8.1, an amendment of this Merger Agreement pursuant to Section 8.3, or an extension or waiver pursuant to Section 8.4 shall, in order to be effective, require in the case of HBC, the Subsidiary or Blount, action by its board of directors or the duly authorized designee of the board of directors of such party.

     Section 8.6 Expenses. Subject to the provisions of Sections 7.12 and 9.3(i) hereof and the agreement contemplated by Section 9.3(d) hereof, all costs and expenses incurred in connection with this Merger Agreement and the transactions contemplated hereby in the following categories as have heretofore been agreed by Blount and HBC (other than expenses related to effecting a listing of the HBC Common Stock on the NYSE and effecting, as a practical matter, a split of the Blount Common Stock by means of the Merger, which shall be paid by Blount) shall be paid by, or reimbursed to Blount by, HBC: the fees and expenses of counsel for HBC; the fees and expenses of accountants for HBC; the expenses of effecting the HBC Recapitalization; the fees and expenses of Morgan; the compensation and expenses of the directors of Blount for special meetings of the Board of Directors held to consider the Merger; the compensation and expenses of the special committee of the Board of Directors of Blount formed to negotiate the Merger; the fees and expenses of counsel for the special committee; the expenses incurred in amending credit agreements (and, with respect to said credit agreements, obtaining waivers), stock option plans and employment agreements to which Blount is party in connection with the Merger; the costs of filing amendments to the certificate of incorporation of Parent and the certificate of merger with respect to the Merger; the filing fees for the Registration Statement and the Proxy Statement under federal and state securities laws; the expenses of printing the Registration Statement, Proxy Statement and related documents in connection with the Stockholders' Meeting; the expenses of conducting the Stockholders' Meeting; transfer agent and registrar fees in establishing new issuer accounts for HBC; the cost of additional premiums on directors' and officers' insurance; the costs associated with changing the name of HBC; the fees and expenses of accountants of Blount for additional audit and other services in connection with the Merger and increased audit fees following the transaction; the estimated net increases in state income taxes as a result of the holding company structure to be in effect following the Merger; and miscellaneous expenses agreed to by the parties.

                                   ARTICLE 9.

                             CONDITIONS TO CLOSING.

     Section 9.1 Mutual Conditions. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived in writing by HBC, the Subsidiary and Blount):

          (a) None of HBC, the Subsidiary or Blount nor any of their respective subsidiaries shall be subject to any order, decree or injunction by a court of competent jurisdiction which (i) prevents the consummation of the Merger or (ii) would impose any material limitation on the ability of HBC effectively to exercise full rights of ownership of the Common Stock of the Surviving Corporation or any material portion of the assets or business of Blount.

          (b) No statute, rule or regulation shall have been enacted by the government (or any governmental agency) of the United States or any state, municipality or other political subdivision thereof that makes the consummation of the Merger and any other transaction contemplated hereby illegal.

          (c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (d) The Registration Statement shall have been declared effective and no stop order with respect to the Registration Statement shall be in effect.

          (e) The Merger and such other matters as counsel may reasonably advise shall have been approved by such vote of the stockholders of Blount as may be required under the DGCL and under the Certificate of Incorporation of Blount, and such other vote as may be reasonably required by the Board of Directors of Blount upon the advice of counsel in the exercise of its fiduciary obligations.

          (f) The shares of HBC Common Stock to be issued in connection with the Merger (i) shall have been approved for listing on the Exchange or the NYSE upon official notice of issuance and (ii) shall have been issued pursuant to an effective registration statement (which is subject to no stop order) or in transactions qualified or exempt from registration under applicable securities or Blue Sky laws of such states and territories of the United States as may be required.

          (g) The Merger shall not result in any "goodwill" for accounting purposes and shall qualify to be accounted for in a manner similar to that in a "pooling of interest" accounting, and HBC and Blount shall have received letters to such effects from Coopers & Lybrand L.L.P., independent accountants for Blount and HBC, dated (i) the date of the mailing of the Proxy Statement to Blount's stockholders and (ii) the Closing Date.

          (h) The Merger shall be treated for purposes of Federal income taxes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code, and HBC and Blount shall have received opinions to such effect, in form and substance reasonably satisfactory to each of them, from Bradley, Arant, Rose, & White, counsel for HBC, and Sutherland, Asbill & Brennan, special counsel for HBC, dated (i) the date of the mailing of the proxy statement to Blount's stockholders and (ii) the Closing Date.

          (i) The parties shall have received all consents, approvals and authorizations of third parties with respect to all agreements to which any of the parties is a party which are reasonably determined by the parties to be material and which are required of such third parties by such documents, in form and substance acceptable to each of the parties, except where the failure to obtain such consent, approval or authorization would not have a material adverse effect on the business of HBC and Blount following the Effective Time of the Merger, taken as a whole.

          (j) The information in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to Blount's stockholders, at the time of the Blount Stockholders' Meeting (as hereinafter defined) and at the Effective Time of the Merger, have contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information included or incorporated by reference in the Proxy Statement sent to the stockholders of Blount in connection with the meeting of the holders of Blount Common Stock to consider the Merger (the "Stockholders' Meeting") shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) was first mailed to Blount's stockholders, at the time of the Stockholders' Meeting and at the Effective Time of the Merger, have contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All documents filed with the SEC in connection with the transactions contemplated herein shall have complied as to form and substance in all material respects at all relevant times with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

          (k) It shall not have been determined that any of the holders of the Blount Stock have the right to demand appraisal for such shares in accordance with Section 262 of the DGCL.

          (l) The Merger and such other matters as counsel may reasonably advise shall have been approved by such vote of the stockholders of HBC as may be required under the DGCL and under the certificate of incorporation of HBC.

     Section 9.2 Conditions to Obligations of HBC and the Subsidiary. The obligations of HBC and the Subsidiary to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by HBC):

          (a) The representations and warranties of Blount set forth in Article 4 shall be true and correct in all material respects as of the date of this Merger Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects on and as of such earlier date) and except for breaches of representations and warranties as to matters that do not have a material adverse affect on Blount; and HBC and the Subsidiary shall have been furnished with a certificate, executed by a duly authorized officer of Blount, dated the Closing Date, certifying in such detail as HBC and the Subsidiary may reasonably request as to the fulfillment of the foregoing conditions (with such exceptions thereto as may be noted therein); provided, however, that HBC and the Subsidiary shall not have the right to terminate this Merger Agreement by reason of the failure of the conditions set forth in this
     Section 9.2(a) if such failure will not have a material adverse affect on the business of Blount;

          (b) Each of the agreements of Blount to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects, and Blount shall have performed, in all material respects, all of the acts required to be performed by it at or prior to the Closing Date by the terms hereof;

          (c) Section 203 of the DGCL shall not at any time since the date of execution of this Merger Agreement have been applicable to the Merger;

          (d) HBC, the Blount Family Partnership and the members of the Blount Family who are parties thereto shall have entered into the Registration Rights and Stock Transfer Restriction Agreement contemplated by Section
     7.11 hereof; and

          (e) HBC and the Blount Family Partnership shall have been able to effect the HBC Recapitalization in the manner and with the effect contemplated by the Blount Family.

     Section 9.3 Conditions to Obligations of Blount. The obligations of Blount to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by Blount):

          (a) The Certificate of Incorporation, By-Laws, capitalization and directors and executive officers of HBC shall be as set forth in Article 1 of this Merger Agreement;

          (b) Each of the agreements of HBC and the Subsidiary to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed, in all material respects, and HBC and the Subsidiary shall have performed, in all material respects, all of the acts required to be performed by them at or prior to the Closing Date by the terms hereof;

          (c) The representations and warranties of HBC and the Subsidiary set forth in this Merger Agreement shall be true and correct in all respects as of the date of this Merger Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) and except for breaches of representations and warranties as to matters that do not have an adverse affect on HBC; and Blount shall have been furnished with a certificate, executed by a duly authorized officer of HBC, dated the Closing Date, certifying in such detail as Blount may reasonably request as to the fulfillment of the foregoing conditions (with such exceptions thereto as may be noted therein);

          (d) Blount and HBC shall have received the Indemnification Agreement in form as attached hereto as Exhibit III executed by the Blount Family Partnership and a schedule of the reserves on the financial statements of HBC to which reference is made in Section 4(a)(iii) of such agreement;

          (e) All outstanding loans by HBC to any member of the Blount Family shall have been repaid in full and any lien or encumbrance resulting from any pledge of any of the Blount Common Stock owned by HBC shall have been released;

          (f) Immediately prior to the Effective Time of the Merger, HBC shall own 2,075,048 shares of Blount Class A Common Stock and 2,803,232 shares of Blount Class B Common Stock;

          (g) Blount shall have received an opinion from Bradley, Arant, Rose & White substantially to the effect set forth in Exhibit V hereto;

          (h) HBC, the Blount Family Partnership and the members of the Blount Family who are parties thereto shall have entered into the Registration Rights and Stock Transfer Restriction Agreement contemplated by Section
     7.11 hereof; and

          (i) At the Closing Date immediately prior to the Effective Time of the Merger, HBC shall have an unused charitable deduction carryforward for federal income tax purposes of not less than $4,800,000 and shall have a net worth, without regard to such charitable deduction carryforward, of not less than $500,000, determined in accordance with generally accepted accounting principles consistently applied with those principles applied in preparing the HBC Balance Sheet (including the fact that the ownership by HBC of Blount Common Stock shall be accounted for on the equity method rather than by consolidating the financial statements of Blount with those of HBC), after (i) deducting therefrom HBC's investment in Blount, (ii) establishing reserves sufficient in the reasonable estimation of Blount and HBC to pay the expenses which HBC is obligated to pay pursuant to Section
     8.6 of this Agreement, the establishment of which reserves shall, if the Merger is consummated, constitute full satisfaction of the obligation of HBC to Blount with respect to HBC's obligation, as between the parties to this Merger Agreement, to pay or provide for the payment of such expenses except as otherwise agreed to by Blount and HBC at the Closing and (iii) setting aside the reserves referred to in paragraph (d) of this Section 9.3.

                                  ARTICLE 10.

                                 MISCELLANEOUS.

     Section 10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties of Blount, HBC or the Subsidiary in this Merger Agreement or in any instrument (other than the agreements contemplated by Sections 7.11 and 9.3(d) hereof) delivered by or on behalf of Blount, HBC or the Subsidiary pursuant to this Merger Agreement shall survive the Effective Time of the Merger. There shall be no personal liability of any officer, director or stockholder of Blount, HBC or the Subsidiary.

     Section 10.2 Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

    If to HBC or Subsidiary:

         HBC, Incorporated
         4520 Executive Park Drive
         Montgomery, Alabama 36116
         [P.O. Box 5060
         Montgomery, Alabama 36103]
         Attention: Teresa P. Rachal
         Facsimile: (334) 271-8133

    If to Blount:

         Blount, Inc.
         4520 Executive Park Drive
         Montgomery, Alabama 36116
         [P.O. Box 949
         Montgomery, Alabama 36101-0949]
         Attention: Richard H. Irving, III
         Facsimile: (334) 271-8130

All such communications shall be deemed to have been delivered on the date of hand delivery or on the next business day following the deposit of such communications with the overnight courier.

     Section 10.3 Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Merger Agreement.

     Section 10.4 Indemnification of Directors and Officers. (a) From and after the Effective Time of the Merger, HBC shall, and shall cause the Surviving Corporation to, jointly and severally, indemnify, defend and hold harmless the present and former officers and directors of HBC, the Subsidiary and Blount (collectively, the "Indemnified Parties") against all losses, expenses (including attorneys' fees), claims, damages, costs, liabilities or judgments or amounts that are paid in settlement with the approval of HBC (which approval shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time of the Merger or required under the DGCL (and shall also pay expenses in advance of the final disposition of any claim to each Indemnified Party), to the fullest extent permitted under, and under the terms and conditions provided by, the DGCL.

     (b) HBC shall use its best efforts to arrange to have the Indemnified Parties named as insureds under, or otherwise covered by, its officers' and directors' liability insurance policy (as long as any such policy shall be in force), provided that such action shall not involve unreasonable cost to HBC.

     (c) This Section 10.4 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties, their heirs and personal representatives and shall be binding on HBC and the Surviving Corporation and their respective successors and assigns.

     Section 10.5 Governing Law. This Merger Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, applied without giving effect to any conflicts-of-law principles.

     Section 10.6 Table of Contents; Captions; Glossary. The table of contents, captions or headings and glossary in this Merger Agreement and the HBC Disclosure Schedule are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Merger Agreement.

     Section 10.7 Integration Exhibits and Schedules. All Exhibits attached to this Merger Agreement and the HBC Disclosure Schedule are integral parts of this Merger Agreement as if fully set forth herein, and all statements appearing therein shall be deemed disclosed for all purposes and not only in connection with the specific representation in which they are explicitly referenced.

     Section 10.8 Entire Agreement. This instrument, including all Exhibits attached hereto, contains the entire agreement of the parties and supersedes any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. It may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

     Section 10.9 Counterparts. This Merger Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

     Section 10.10 Binding Effect. This Merger Agreement shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Merger Agreement. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

     Section 10.11 No Rule of Construction. The parties acknowledge that this Merger Agreement was initially prepared by HBC, and that all parties have read and negotiated the language used in this Merger Agreement. The parties agree that, because all parties participated in negotiating and drafting this Merger Agreement, no rule of construction shall apply to this Merger Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Merger Agreement.

     IN WITNESS WHEREOF, the parties have caused this Plan and Agreement of Merger to be executed by their respective duly authorized officers as of the day and year first above written.

                                                    HBC, INCORPORATED

                                          By       /s/  WINTON M. BLOUNT
                                            -----------------------------------
                                                      Winton M. Blount
                                               Its Chairman of the Board and
                                                          President

                                             HBC TRANSACTION SUBSIDIARY, INC.

                                          By       /s/  WINTON M. BLOUNT
                                            -----------------------------------
                                                      Winton M. Blount
                                                       Its President

                                                       BLOUNT, INC.

                                          By      /s/  JOHN M. PANETTIERE
                                            -----------------------------------
                                                     John M. Panettiere
                                                       Its President
                                                and Chief Executive Officer

                                    GLOSSARY

DEFINED TERM                                                                           PAGE
------------                                                                           ----
Blount...............................................................................   A-4
Blount Class A Common Stock..........................................................   A-4
Blount Class B Common Stock..........................................................   A-4
Blount Common Stock..................................................................   A-4
Blount Family........................................................................  A-10
Blount Family Partnership............................................................  A-10
Blount Stock.........................................................................   A-4
Blount Subsidiary....................................................................   A-8
Certificate of Merger................................................................   A-5
Certificates.........................................................................   A-6
Claim................................................................................  A-14
Closing..............................................................................   A-5
Closing Date.........................................................................   A-5
Code.................................................................................   A-4
Constituent Corporations.............................................................   A-4
Damages..............................................................................  A-14
DGCL.................................................................................   A-5
Effective Time of the Merger.........................................................   A-5
Exchange.............................................................................   A-7
Exchange Act.........................................................................  A-12
Exchange Ratio.......................................................................   A-6
HBC..................................................................................   A-4
HBC Balance Sheet....................................................................  A-11
HBC Class A Common Stock.............................................................   A-4
HBC Class B Common Stock.............................................................   A-4
HBC Common Stock.....................................................................   A-4
HBC Disclosure Schedule..............................................................  A-11
HBC Recapitalization.................................................................  A-12
HSR Act..............................................................................  A-11
Indemnified Parties..................................................................  A-21
Indemnitees..........................................................................  A-14
Listing Application..................................................................  A-12
Material Breach......................................................................  A-16
Merger...............................................................................   A-4
Merger Agreement.....................................................................   A-4
Merger Consideration.................................................................   A-6
Morgan...............................................................................   A-9
NYSE.................................................................................  A-13
Proxy Statement......................................................................  A-12
Registration Statement...............................................................  A-12
SEC..................................................................................  A-10
Securities Act.......................................................................  A-10
Stockholders' Meeting................................................................  A-19
Subsidiary...........................................................................   A-4
Subsidiary Common Stock..............................................................   A-5
Surviving Corporation................................................................   A-8

                                                                       EXHIBIT I

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                               HBC, INCORPORATED

     HBC, Incorporated, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

     1. The name of the corporation is HBC, Incorporated. HBC, Incorporated was originally incorporated under the same name, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on October 5, 1979.

     2. Pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

     3. The text of the Certificate of Incorporation as heretofore amended or supplemented is hereby restated and further amended and supplemented to read in its entirety as follows:

     FIRST: The name of the Corporation is HBC, Incorporated.

     SECOND: Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

     THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH: Subject to (B)(1)(b) of Part III of this Article FOURTH, the total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 78,456,855 shares, of which 4,456,855 shares, par value of $0.01 per share, are to be preferred stock (hereinafter sometimes called the "Preferred Stock"), 60,000,000 shares, par value of $0.01 per share, are to be Class A common stock (hereinafter sometimes called the "Class A Common Stock") and 14,000,000 shares, par value of $0.01 per share, are to be Class B common stock (hereinafter sometimes called the "Class B Common Stock," and the Class A Common Stock and the Class B Common Stock are sometimes hereinafter collectively called the "Common Stock").

                               PART I -- GENERAL

     (A) Authority of Board of Directors. The authority of the Board of Directors to provide for the issuance of any shares of the Corporation's capital stock shall include, but shall not be limited to, authority to issue shares of capital stock of the Corporation for any purpose (including for delivery as all or part of the consideration for or in connection with the acquisition of all or part of the outstanding securities of another corporation or enterprise or of all or part of the assets of another corporation or enterprise) and in any manner (including issuance pursuant to rights, warrants, or other options) permitted by law, irrespective of the amount by which the issuance of such capital stock shall increase the number of shares outstanding (but not in excess of the number of shares authorized); provided that, after the issuance of shares of Class B Common Stock pursuant to that certain Plan and Agreement of Merger among the Corporation, HBC, Incorporated and Blount, Inc. dated August 17, 1995, without the approval of the holders of a majority of the shares of the Class A Common Stock then outstanding, the Board of Directors of the Corporation may not provide for the issuance of any shares of Class B Common Stock except in the manner set forth in (C)(2)(a) or (C)(2)(b) of Part III of this Article FOURTH.

     (B) No Preemptive Rights. No holder of any share or shares of any class of capital stock of the Corporation shall have any preemptive right to subscribe for any shares of capital stock of any class of the

                                      A-I-1

Corporation now or hereafter authorized or for any securities convertible into or carrying any optional rights to purchase or subscribe for any shares of capital stock of any class of the Corporation now or hereafter authorized; provided, however, that no provision of this Restated Certificate of Incorporation shall be deemed to deny to the Board of Directors the right, in its discretion, to grant to the holders of shares of any class of capital stock at the time outstanding the right to purchase or subscribe for shares of capital stock of any class or any other securities of the Corporation now or hereafter authorized at such prices and upon such other terms and conditions as the Board of Directors, in its discretion, may fix.

     (C) Source and Payment of Dividends. Dividends respecting any shares of capital stock of the Corporation shall be payable only out of earnings or assets of the Corporation legally available for the payment of such dividends and only as and when declared by the Board of Directors of the Corporation.

                           PART II -- PREFERRED STOCK

     (A) Issuance in Series. The Preferred Stock may be issued in such one or more series as shall from time to time be created and authorized to be issued by the Board of Directors as hereinafter provided.

     (B) Creation of Series. The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted providing for the issuance of the Preferred Stock, to fix and state, to the extent not fixed or limited by the provisions herein set forth, the designations, voting powers, if any, preferences and relative, participating, optional and other special rights of the shares of each series of the Preferred Stock, and the qualifications, limitations and restrictions thereof, including (but without limiting the generality of the foregoing) any of the following with respect to which the Board of Directors may make specific provisions:

          (1) the distinctive name and any serial designation;

          (2) the annual dividend rate or rates and the dividend payment dates;

          (3) with respect to the declaration and payment of dividends upon each series of the Preferred Stock, whether such dividends are to be cumulative or noncumulative, preferred, subordinate or equal to dividends declared and paid respecting any other series of the Preferred Stock or respecting the Common Stock, and the participating or other special rights, if any, with respect to the declaration and payment of such dividends;

          (4) the redemption provisions, if any, with respect to any series of the Preferred Stock, and if any series is subject to redemption, the manner and time of redemption and the redemption price or prices;

          (5) the amount or amounts of preferential or other payment to which any series is entitled over any other series of the Preferred Stock or over the Common Stock on any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation;

          (6) any sinking fund or other retirement provisions and the extent to which the charges therefor are to have priority over the payment of dividends on or the making of sinking fund or other like retirement provisions respecting shares of any other series of the Preferred Stock or of the Common Stock;

          (7) any conversion, exchange, purchase, or other privilege to acquire shares of any other series of the Preferred Stock or of the Common Stock;

          (8) the number of shares of such series; or

          (9) the voting rights, if any, of such series, subject to the provisions set forth in (A)(2) of Part III of this Article FOURTH.

     (C) Shares of a Series to Have Identical Rights. Each share of each series of the Preferred Stock shall have the same relative rights and be identical in all respects with all the other shares of the same series.

     (D) Certificate of Designation. Before the Corporation shall issue any shares of the Preferred Stock of any series authorized as hereinbefore provided, a certificate setting forth a copy of the resolution or resolutions

                                      A-I-2
with respect to such series adopted by the Board of Directors of the Corporation pursuant to the foregoing authority vested in said Board of Directors shall be made, filed, and recorded in accordance with the then applicable requirements, if any, of the laws of the State of Delaware, or, if no certificate is then so required, such certificate shall be signed and acknowledged on behalf of the Corporation by its chairman of the Board of Directors, president or a vice president, and its corporate seal shall be affixed thereto and attested by its secretary or assistant secretary, and such certificate shall be filed and kept on file at the principal office of the Corporation in the State of Delaware and in such other place or places as the Board of Directors shall designate.

     (E) Status of Reacquired Shares. Shares of any series of the Preferred Stock which shall be issued and thereafter acquired by the Corporation through purchase, redemption, conversion, or otherwise, may, as provided by resolution or resolutions of the Board of Directors and upon compliance with applicable law, be returned to the status of authorized but unissued shares of the Preferred Stock, undesignated as to series, or to the status of authorized but unissued shares of the Preferred Stock of the same series.

     (F) Change in Authorized Shares of a Series. Unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issue thereof, the number of authorized shares of the Preferred Stock of any such series may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions of the Board of Directors, and the filing and recording of a certificate, setting forth that such increase or decrease has been authorized by the Board of Directors in accordance with applicable law. In case the number of shares of any such series of the Preferred Stock shall be decreased in accordance with the immediately preceding sentence, the shares representing such decrease shall, unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issuance thereof or for the decrease of the number of such shares, resume the status of authorized but unissued shares of the Preferred Stock, undesignated as to series.

            PART III -- POWERS, PREFERENCES, RIGHTS AND LIMITATIONS
                         OF EACH CLASS OF CAPITAL STOCK

     Except as otherwise provided or contemplated by Parts I and II of this Article FOURTH, the following powers, preferences, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions of the capital stock of the Corporation are fixed as follows:

     (A) Voting Rights.

     (1) CLASS A COMMON STOCK AND CLASS B COMMON STOCK.  Subject to (A)(2) of
Part III of this Article FOURTH, voting power shall be divided between the holders of the Class A Common Stock and the Class B Common Stock as follows:

          (a) With respect to the election of directors, the holders of the Class A Common Stock, voting as a separate class, shall be entitled to elect that number of directors which constitutes 25% of the entire Board of Directors (including for all purposes any number of the members of the Board of Directors which are entitled to be elected by the holders of any series of the Preferred Stock) and, if 25% of the number of directors which constitutes the entire Board of Directors is not a whole number then the holders of the Class A Common Stock shall be entitled to elect the nearest higher whole number of directors that is at least 25% of such membership. Holders of the Class B Common Stock, voting as a separate class, shall be entitled to elect the remaining directors.

          (b) The holders of the Class A Common Stock shall be entitled to vote as a separate class on the removal, with or without cause, of any director elected by the holders of the Class A Common Stock, and the holders of the Class B Common Stock shall be entitled to vote as a separate class on the removal, with or without cause, of any director elected by the holders of the Class B Common Stock.

          (c) Any vacancy in the office of a director elected by the holders of the Class A Common Stock may be filled by a vote of such holders, voting as a separate class, and any vacancy in the office of a director elected by the holders of the Class B Common Stock may be filled by a vote of such holders,

                                      A-I-3
     voting as a separate class, or, if the by-laws or applicable laws permit any such vacancy to be filled by the directors of the Corporation, in the case of a vacancy in the office of a director elected by the holders of Class A Common Stock, such vacancy may be filled by the remaining directors elected by the holders of Class A Common Stock, and in the case of a vacancy in the office of a director elected by the holders of the Class B Common Stock, such vacancy may be filled by the remaining directors elected by the holders of the Class B Common Stock. Any director elected by the Board of Directors, or by the remaining members of the Board of Directors elected by the holders of a class of common stock, to fill a vacancy shall serve until the next annual meeting of stockholders and until such director's successor has been elected and has qualified. If permitted by the by-laws or applicable laws, the Board of Directors may increase the number of directors, and any vacancy so created may be filled by the Board of Directors; provided that, so long as the holders of the Class A Common Stock have the rights provided in (A)(1)(a) and (A)(1)(c) of Part III of this Article FOURTH as of the date of the last preceding annual meeting of stockholders, the Board of Directors may be so enlarged by the Board of Directors only to the extent that at least 25% of the enlarged Board of Directors consists of directors elected by the holders of the Class A Common Stock or, if the by-laws or applicable laws permit, by the directors elected by the holders of the Class A Common Stock. The remaining directors of the enlarged Board of Directors shall be elected by the holders of the Class B Common Stock or, if the by-laws or applicable laws permit, by the directors elected by the holders of the Class B Common Stock.

          (d) In addition to the voting rights conferred in (A)(1)(a),
     (A)(1)(b), and (A)(1)(c) of Part III of this Article FOURTH, the holders of the Class A Common Stock and the holders of the Class B Common Stock shall be entitled to vote as separate classes on such other matters as may be required by law to be submitted to such holders voting as separate classes.

          (e) The holders of the Class A Common Stock and the Class B Common Stock shall, in all matters not specified in (A)(1)(a), (A)(1)(b),
     (A)(1)(c), and (A)(1)(d) of Part III of this Article FOURTH, vote together as a single class; provided that the holders of the Class A Common Stock shall have one-tenth of one (1/10th of 1) vote per share and the holders of the Class B Common Stock shall have one (1) vote per share.

          (f) (i) Notwithstanding anything else to the contrary contained herein, the holders of the Class A Common Stock shall not have the right to elect or remove directors as set forth in (A)(1)(a), (A)(1)(b), and
     (A)(1)(c) of Part III of this Article FOURTH if, as of the record date for any meeting of stockholders of the Corporation at which directors are to be elected or removed, the number of issued and outstanding shares of the Class A Common Stock is less than 10% of the aggregate number of issued and outstanding shares of the Class A Common Stock and the Class B Common Stock. In such case, all directors to be elected or removed at any such meeting, including the election of any director to fill any vacancy resulting from the death, resignation, or removal of any director or from any increase in the number of directors constituting the entire Board of Directors, shall be elected or removed by the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class; provided, however, with respect to such election or removal, that the holders of the Class A Common Stock shall have one-tenth of one (1/10th of 1) vote per share and the holders of the Class B Common Stock shall have one (1) vote per share.

          (ii) If, as of the record date for any meeting of stockholders of the Corporation at which directors are to be elected or removed, the number of issued and outstanding shares of the Class B Common Stock is less than 2,100,000 (as adjusted pursuant to the next sentence of this clause (ii)), after the holders of the Class A Common Stock have exercised their rights set forth in (A)(1)(a), (A)(1)(b), and (A)(1)(c) of Part III of this Article FOURTH, including the election of any director to fill any vacancy resulting from the death, resignation, or removal of any director or from any increase in the number of directors constituting the entire Board of Directors, all directors remaining to be elected or the directors to be removed at such meeting shall, subject to the rights of the holders of any series of Preferred Stock then outstanding, be elected or removed by the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class; provided, however, with respect to such election or removal, that the holders of the Class A Common Stock shall have one-tenth of one (1/10th of 1) vote

                                      A-I-4
     per share and the holders of the Class B Common Stock shall have one (1) vote per share. In the event there is any increase or decrease in the number of issued and outstanding shares of Class B Common Stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend on the Class B Common Stock or any other increase or decrease in the number of issued and outstanding shares of Class B Common Stock effected without receipt of consideration by the Corporation, the number of shares of Class B Common Stock set forth in the immediately preceding sentence of this clause (ii) shall be appropriately adjusted for any such increase or decrease.

     (2) PREFERRED STOCK. Except as expressly set forth in any resolution or resolutions of the Board of Directors creating any series of the Preferred Stock, the holders of any such series of the Preferred Stock entitled to vote shall vote, in accordance with the vote per share granted such holders by resolution or resolutions of the Board of Directors creating such series, on all matters other than the election of directors of the Corporation as a single class together with the holders of the Class A Common Stock and the holders of the Class B Common Stock, and shall vote with respect to the election of directors of the Corporation in the manner specified in such resolution or resolutions of the Board of Directors; provided, however, that the Corporation shall not issue any series having voting rights which would (i) deprive the Class A Common Stock of its rights set forth in (A)(1)(a), (A)(1)(b), and
(A)(1)(c) of Part III of this Article FOURTH or (ii) have voting rights which would otherwise adversely affect the voting rights of the Class A Common Stock; provided further, however, that for the purposes hereof the authorization or issuance of additional shares of the Class A Common Stock, the Class B Common Stock or the Preferred Stock or securities convertible into or exchangeable for the Class A Common Stock, the Class B Common Stock or the Preferred Stock shall not be deemed to deprive the Class A Common Stock of its rights set forth in
(A)(1)(a), (A)(1)(b), and (A)(1)(c) of Part III of this Article FOURTH or to affect adversely the voting rights of the holders of the Class A Common Stock so long as such securities (other than the Class A Common Stock) or the Preferred Stock does not have a vote in excess of one vote per share and votes as a class for directors with the Class B Common Stock.

     (B) Conversion.

     (1) CLASS B COMMON STOCK. (a) Each holder of record of the Class B Common Stock may at any time or from time to time, in such holder's sole discretion and at such holder's option, convert any whole number of shares of or all of such holder's shares of the Class B Common Stock into fully paid and nonassessable shares of the Class A Common Stock at the rate (subject to adjustment as hereinafter provided) of one (1) share of the Class A Common Stock for each one
(1) share of the Class B Common Stock surrendered for conversion. Any such conversion may be effected by any holder of the Class B Common Stock surrendering such holder's certificate or certificates for the Class B Common Stock to be converted, duly endorsed, at the office of the Corporation or of any transfer agent for the Class B Common Stock, together with a written notice to the Corporation at the Corporation's office or at any transfer agent's office that such holder elects to convert all or a specified number of shares of the Class B Common Stock and stating the name or names in which such holder desires the certificate or certificates for such shares of the Class A Common Stock to be issued and fully complies with such other reasonable requirement or requirements as the Corporation may set out. Promptly thereafter, the Corporation or any transfer agent shall issue and deliver to such holder, or to such holder's nominee or nominees, a certificate or certificates for the number of shares of the Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made as of the close of business on the date of the receipt by the Corporation or any transfer agent of the certificates for the shares being surrendered, and the person or persons entitled to receive the shares of the Class A Common Stock issuable on such conversion shall be treated for all purposes as the record holder or holders of such shares of the Class A Common Stock on such date. Shares of the Class B Common Stock so surrendered for conversion, as aforesaid, shall, except as otherwise provided by resolution or resolutions of the Board of Directors, upon compliance with applicable laws, be restored to the status of authorized but unissued shares of the Class B Common Stock.

     (b) If, at any time following the death of Winton M. Blount, the number of shares of Class A Common Stock into which the shares of Class B Common Stock then remaining outstanding are convertible pursuant to (B)(1)(a) of the Part III of this Article FOURTH shall be less than ten percent (10%) of the aggregate

                                      A-I-5
number of shares of Class A Common Stock which would be outstanding following the conversion of all such shares of Class B Common Stock, then, without further act on the part of anyone, all remaining outstanding shares of Class B Common Stock shall be converted into fully paid and nonassessable shares of the Class A Common Stock at the rate (subject to adjustment as hereinafter provided) of one
(1) share of the Class A Common Stock for each one (1) share of Class B Common Stock so converted, such conversion to be effected in the manner hereinafter provided, and upon the effectiveness of such conversion, stock certificates formerly representing shares of Class B Common Stock shall thereafter be deemed to represent the number of shares of Class A Common Stock into which the shares of Class B Common Stock formerly represented by such stock certificates have been converted. Such conversion shall become effective at the close of business on such date as shall be established by the Board of Directors, which date shall be within thirty (30) days of the date on which the Corporation determines that the conditions specified in the first sentence of this (B)(1)(b) of Part III of Article FOURTH for such conversion have occurred, provided that the Board of Directors may extend such date by not more than thirty (30) additional days if the date to be set would otherwise occur after a record date for determining the stockholders of the Corporation previously established by the Board of Directors and prior to the date upon which the event for which such record date was established is to occur. Notice of such effective date of such conversion shall be sent to all record holders of Class B Common Stock not less than fifteen (15) days prior to such date, but the failure of the Corporation to give such notice shall not affect the validity of such automatic conversion. Upon such conversion, no further shares of Class B Common Stock may be issued and the total number of shares of capital stock which the Corporation shall have authority to issue shall be reduced from 78,456,855 shares to 64,456,855 shares and the number of shares of Class B Common Stock which the Corporation shall have authority to issue shall be reduced from 14,000,000 shares to 0 shares.

     (2) ADJUSTMENT OF CONVERSION PRIVILEGE. In the event that, prior to the conversion of all shares of the Class B Common Stock into shares of the Class A Common Stock, any one class of the Common Stock is changed into, exchanged for, or reclassified into a different number or kind of shares of outstanding securities of the Corporation, or any other corporation or entity, without such action being taken on a proportionate basis with respect to the other class of the Common Stock, whether such change, exchange or reclassification occurs through a reorganization, recapitalization, stock dividend, stock split, combination of shares, merger, consolidation, or otherwise, then the conversion rate specified in (B)(1)(a) and (B)(1)(b) of Part III of this Article FOURTH shall be appropriately and equitably adjusted to reflect such action.

     (3) FRACTIONAL SHARES. No fraction of a share of the Class A Common Stock shall be issued on conversion of any of the Class B Common Stock, but, in lieu thereof, the Corporation shall pay in cash therefor the pro rata fair market value of any such fraction. Such fair market value shall be based, in the case of securities traded on a national securities exchange, on the closing price for such securities on such exchange on the business day next prior to the date such fair market value is to be determined (or, in the event no sale is made on that day, the closing price for such securities on the business day next prior to the date such fair market value is to be determined during which a sale on such exchange occurred), or if such securities are not then traded on any national securities exchange, the last sale price or the average of the closing bid and asked prices for that day, whichever is applicable, as reported by the National Association of Securities Dealers, Inc. for the Nasdaq National Market ("Nasdaq"), or if quotations for such securities are not then reported on Nasdaq, the last sale price or the average of the closing bid and asked prices for such day as reported by any recognized securities quotation system, or in the case there is no public trading market for such securities, the fair market value on that day determined by a qualified independent appraiser expert in evaluating securities and appointed by the Board of Directors of the Corporation. Any such determination of fair market value shall be final and binding on the Corporation and on each holder of the Class A Common Stock and the Class B Common Stock.

     (C) Dividends and Securities Distributions.

     (1) CLASS A COMMON STOCK AND CLASS B COMMON STOCK.  Subject to (C)(2) and
(C)(3) of Part III of this Article FOURTH and to the rights of the holders of any series of the Preferred Stock, the Board of Directors of the Corporation may declare and pay dividends on the Common Stock out of earnings or assets of the Corporation legally available for the payment thereof, provided that whenever a cash dividend is

                                      A-I-6
declared and paid, holders of the Class A Common Stock shall be paid $0.0083 1/3 per share in addition to the amount payable for each share of the Class B Common Stock for each quarter in respect of which the cash dividend is declared and paid (such extra amount, as from time to time adjusted, is herein called the "Additional Dividend"). The Additional Dividend shall be non-cumulative but shall be appropriately adjusted if the Board of Directors declares a cash dividend in respect of a period other than a quarterly period, e.g., if the dividend is declared in respect to a semi-annual or annual period, the Additional Dividend shall be $0.0166 2/3 or $0.0333 1/3, respectively. In the declaration of any dividend, the Board of Directors shall specify the period in respect of which such dividend is declared. No Additional Dividend shall be payable with respect to any extra dividend, special dividend, or dividend payable other than in cash, including, without limitation, a dividend paid in partial or complete liquidation even if paid in cash. Subject to the foregoing portion of this paragraph and to (C)(2) and (C)(3) of Part III of this Article FOURTH and to the rights of the holders of any series of the Preferred Stock, the Board of Directors of the Corporation may declare and pay dividends to the holders of the Class A Common Stock in excess of dividends declared and paid, or without declaring and paying dividends, to the holders of the Class B Common Stock. In case the Board of Directors shall declare and pay a dividend pursuant to (C)(2) of Part III of this Article FOURTH and such dividend equals or exceeds a 10% dividend (i.e., one share for each ten shares), then the Additional Dividend in effect immediately prior to the record date for such payment shall be proportionately decreased as of such record date. In the case the shares of the Class A Common Stock and the Class B Common Stock are subdivided into a greater number of shares or combined into a smaller number of shares, then the Additional Dividend in effect immediately prior to such subdivision or combination, as the case may be, shall be proportionately decreased or increased as of the effective date of such division or combination.

     (2) SECURITIES DISTRIBUTIONS. If at any time a distribution is to be paid in the Class A Common Stock, the Class B Common Stock, or any other securities of the Corporation, which does not result in the receipt by the Corporation of any new consideration (hereinafter sometimes called a "share distribution" or "share distributions"), such share distributions may be declared and paid only as follows:

          (a) So long as no shares of the Class A Common Stock have been issued and are outstanding, a share distribution consisting of the Class A Common Stock may be declared and paid to holders of the Class B Common Stock.

          (b) At such time as shares of the Class A Common Stock are issued and outstanding, the following share distributions may be declared and paid:

             (i) a share distribution consisting of the Class A Common Stock may be declared and paid to holders of the Class A Common Stock only or to the holders of the Class A Common Stock and the Class B Common Stock;

             (ii) a share distribution consisting of the Class B Common Stock may be declared and paid to the holders of the Class B Common Stock only, but in any such event, there also shall be a simultaneous share distribution declared and paid to the holders of the Class A Common Stock, which share distribution shall consist of a number of shares of the Class A Common Stock equal on a per share basis to the number of shares of the Class B Common Stock declared and paid respecting the Class B Common Stock;

             (iii) a share distribution consisting of the Class A Common Stock and the Class B Common Stock may be declared and paid to the holders of the Class B Common Stock, but in such event, there also shall be a simultaneous share distribution declared and paid to the holders of the Class A Common Stock, which share distribution shall consist of a number of shares of the Class A Common Stock equal on a per share basis to the number of shares of the Class A Common Stock and the Class B Common Stock declared and paid respecting the Class B Common Stock; and

             (iv) a share distribution consisting of any other class of equity securities of the Corporation, other than the Class A Common Stock and the Class B Common Stock, may be declared and paid to the holders of such class of equity securities only or to the holders of such class of equity securities, the holders of the Class A Common Stock, and the holders of the Class B Common Stock.

                                      A-I-7

     (3) ADDITIONAL REQUIREMENTS. Subject to (C)(1) and (C)(2) of Part III of this Article FOURTH and to the rights of the holders of any series of the Preferred Stock, the Board of Directors of the Corporation may declare and pay dividends on the Common Stock out of earnings or assets of the Corporation legally available for the payment thereof, provided that whenever a dividend is declared other than as set out in (C)(1) and (C)(2) of Part III of this Article FOURTH and paid to the holders of the Class B Common Stock, the Board of Directors of the Corporation also shall declare and pay to the holders of the Class A Common Stock a per share dividend at least equal to the per share dividend declared and paid to the holders of the Class B Common Stock.

     (4) OTHER POWERS, PREFERENCES, RIGHTS AND LIMITATIONS. Except as expressly set forth in this Article FOURTH, the powers, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations or restrictions of the Class A Common Stock and the Class B Common Stock shall be the same.

     FIFTH: The Corporation is to have perpetual existence.

     SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

          A. To make, alter, or repeal the by-laws of the Corporation.

          B. To authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation.

          C. To set apart out of any of the funds of the Corporation available for dividends, a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

          D. Subject to the other provisions of this Restated Certificate of Incorporation, to determine whether any, and if any, what part of the earnings and assets of the Corporation legally available for dividends shall be declared in dividends and paid to the stockholders, and whether or not in cash or capital stock of the Corporation or in other property, and generally to determine and direct the use and disposition of any earnings and assets, and to fix the times for the declaration and payment of dividends and to close the stock books of the Corporation or fix a record date for purposes of determining the stockholders entitled to participate in any transfers in connection with any such corporate act.

          E. To determine from time to time whether and to what extent and at what times the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of the Corporation except as conferred by the laws of the State of Delaware or authorized by resolution of the Board of Directors or the stockholders.

          F. Subject to the provisions of Article FOURTH, at any time, and from time to time when authorized by resolution of the Board of Directors, and without any action by its stockholders, the Board of Directors may cause the Corporation to issue or sell any shares of its capital stock of any class, whether such shares are issued or sold out of the unissued shares thereof authorized by this Restated Certificate of Incorporation, as from time to time amended, or out of shares of its capital stock acquired by it after the issuance thereof; the Board of Directors also may cause the Corporation to issue and sell its obligations, secured or unsecured, and in bearer or registered or such other form, and including such provisions as to redeemability, convertibility, or otherwise, as the Board of Directors, in its sole discretion, may determine, and mortgage or pledge, as security therefor, any property of the Corporation, real or personal including after acquired property; and the Board of Directors may cause the Corporation to issue or grant warrants or options, in bearer or registered or such other form as the Board of Directors may determine, for the purchase of shares of its capital stock of any class, within such period of time, or without limit as to time, and at such price per share, as the Board of Directors may determine. Any options or warrants issued or granted pursuant to the immediately preceding sentence may be issued or granted separately or in connection with the issue of any bonds, debentures, notes, or other evidences of indebtedness or in connection with other shares of the capital stock of any class of the Corporation. The Board of Directors

                                      A-I-8
     may cause the Corporation to issue and sell shares of its capital stock of any class, including warrants and options, and to issue and sell its obligations for such consideration as may from time to time be fixed by the Board of Directors, and the Corporation may receive in payment, in whole or in part, for any such securities issued or sold by it, cash, labor done, personal property or real property or leases thereof. In the absence of actual fraud in the transaction, the judgment of the Board of Directors as to the value of the labor, personal property or real property or leases thereof so received shall be conclusive.

          G. By a majority of the whole Board, to designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The by-laws may provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in the by-laws of the Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending this Restated Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of Preferred Stock pursuant to Article FOURTH of this Restated Certificate of Incorporation, fix the designations and any of the preferences or rights of such shares of Preferred Stock relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series) adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the by-laws of the Corporation; and, unless the resolution or by-laws expressly so provide, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of Title 8 of the Delaware Code.

          H. When and as authorized by the stockholders in accordance with law, to sell, lease, or exchange all or substantially all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its Board of Directors shall deem expedient and for the best interests of the Corporation.

     SEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders, or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under
Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under sec. 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

                                      A-I-9

     EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the General Corporation Law of the State of Delaware) within or without the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporation.

     NINTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of this Article NINTH by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

     TENTH: The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

     4. This Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, HBC, Incorporated has caused this Restated Certificate
of Incorporation to be executed by its duly authorized [              ], this
       day of             , 1995.

                                          HBC, INCORPORATED

                                          By
                                          --------------------------------------
                                                   [                 ]

                                          Its
                                          --------------------------------------

                                     A-I-10

                                                                      EXHIBIT II

                                   BY-LAWS OF

                           BLOUNT INTERNATIONAL, INC.
                             A DELAWARE CORPORATION

                                   ARTICLE I

                                    OFFICES

     Section 1. Registered Office. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

     Section 2. Additional Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require, including, without limitation, in the City of Montgomery, Alabama.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

     Section 1. Place of Meeting. All meetings of the stockholders for the election of directors shall be held in the City of Montgomery, Alabama, at such place as may be fixed from time to time by the board of directors, or at such other place either within or without the State of Alabama or the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting.

     Section 2. Annual Meetings. Annual meetings of stockholders, commencing with the year 1996, shall be held on the fourth Monday of June if not a legal holiday, and if a legal holiday, then on the next secular day following, at 10:00 a.m., or at such other date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which the stockholders shall elect a board of directors and transact such other business as may properly be brought before the meeting.

     Section 3. Notice of Annual Meetings. Unless otherwise required by law, written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

     Section 4. List of Stockholders. The officer who has charge of the stock ledger of the corporation shall prepare and make, or cause to be prepared and made, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     Section 5. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the chairman of the board, the chief executive officer, or the president and shall be called by the chairman of the board, the chief executive officer, the president or the secretary at the request in writing of a majority of the board of directors or at the request in writing of stockholders owning shares of the capital stock of the corporation entitled to cast a majority of the votes entitled to be cast by stockholders of the corporation entitled to vote on the matters to be considered at the special meetings. Such request shall state the purpose or purposes of the proposed meeting.

                                     A-II-1

     Section 6. Notice of Special Meetings. Unless otherwise required by law, written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

     Section 7. Business at Special Meetings. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     Section 8. Inspectors of Elections; Opening and Closing the Polls. The board of directors by resolution shall, in advance of any meeting of stockholders, appoint one or more inspectors of elections, which inspector or inspectors may include individuals who serve the corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such inspector's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The inspectors shall have the duties prescribed by law.

     The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the date and time of the closing of the polls for each matter upon which the stockholders will vote at a meeting.

     Section 9. Quorum. The holders of shares of the capital stock of the corporation entitled to cast a majority of the votes entitled to be cast by stockholders of the corporation entitled to vote on the matters to be considered thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. At any meeting of stockholders, whether annual or special, or any adjournment thereof, including any such meeting at which a quorum shall not be present or represented, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

     Section 10. Voting. When a quorum is present at any meeting, the vote of the holders of stock entitled to cast a majority of the votes entitled to be cast by the holders of stock having voting rights present in person or represented by proxy at such meeting shall decide any question, other than the election of directors, brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. All elections of directors by the stockholders of the corporation shall be by plurality vote of the class or classes of stock entitled to elect such directors.

     Section 11. Proxies. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

     Section 12.  Action by Consent.

     (a) Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be

                                     A-II-2
delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

     (b) Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered to the corporation in the manner required by paragraph (a) of this Section 11, written consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner provided in said paragraph (a).

     (c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                  ARTICLE III

                                   DIRECTORS

     Section 1. Number and Term. The number of directors which shall constitute the whole board shall be not less than three nor more than fourteen, the exact number to be determined from time to time by resolution of the board of directors. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article III, and each director elected shall hold office until such director's successor is elected and qualified. Directors need not be stockholders.

     Section 2. Vacancies; Removal. Except as otherwise provided in the certificate of incorporation, (i) vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director; and (ii) whenever the holders of any class or classes of stock or series thereof are entitled to elect one (1) or more directors by the certificate of incorporation, vacancies and newly created directorships to be elected by such class or classes or series may be filled by a majority of the directors elected by such class or classes or such series thereof then in office, or by a sole remaining director so elected. Any of the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner removed. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Any director of the corporation may be removed from office at any time with or without cause, by the holders of shares entitled to cast a majority of votes then entitled to be cast at an election of directors; provided that, whenever the holders of any class or classes of stock or series thereof are entitled to elect one (1) or more directors by the provisions of the certificate of incorporation, a director of the corporation elected or to be elected by the holders of a class or series may be removed from office at any time with or without cause, by the holders of a majority of the outstanding shares of that class or series and not by the vote of the outstanding shares as a whole.

     Section 3. Powers. The business and operations of the corporation shall be managed by or under the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

     Section 4. Place of Meetings. The board of directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

     Section 5. Annual Meetings. The first meeting of each newly elected board of directors shall be held at the same place as the annual meeting of the stockholders immediately following the adjournment thereof,

                                     A-II-3
and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the board of directors to hold such meeting at the same place as the annual meeting of the stockholders immediately following the adjournment thereof, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

     Section 6. Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

     Section 7. Special Meetings. Special meetings of the board may be called by the chairman of the board, the chief executive officer or the president on one days' notice to each director, delivered in the manner provided in Section 2 of Article IV of these by-laws; special meetings shall be called by the chairman of the board, the chief executive officer, the president or the secretary in like manner and on like notice upon the written request of two directors.

     Section 8. Quorum; Telephone Meetings. At all meetings of the board, one-third of the directors then constituting the total number of the board, but not less than three directors, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Any director may participate in any meeting of the board of directors or a committee of the board of directors by means of conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other, and participation in a meeting pursuant to the provisions of this Section 8 shall constitute presence in person at such meeting.

     Section 9. Action by Consent. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board or committee.

     Section 10.  Committees.

     (a) The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise the powers and authority of the board of directors in the management of the business and operations of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the certificate of incorporation (except that a committee may, to the extent authorized in any resolution or resolutions providing for the issuance of shares of stock adopted by the board of directors as provided in Section 151(a) of the General Corporation Law of the State of Delaware, or any successor provision thereto, fix the designation and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommending to the stockholders a dissolution of the

                                     A-II-4
corporation or a revocation of a dissolution, or amending the by-laws of the corporation; and, unless the resolution or the certificate of incorporation expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of the State of Delaware, or any successor provision thereto. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors.

     (b) In furtherance of, and not in limitation of, the provisions of paragraph (a) of this Section 10, the board of directors shall have the following standing committees: Executive Committee, Audit Committee, Finance Committee, Compensation and Management Development Committee and Acquisition Committee. Except as hereinafter set forth in this paragraph (b), the members and chairman of each of the standing committees of the board of directors shall be established by the board of directors at its annual meeting each year.

          (i) Executive Committee. The Executive Committee shall exercise all of the authority and powers of the board of directors of the corporation to the extent permitted by law, including the right to appoint special committees of the board of directors, during the intervals between meetings of the board of directors of the corporation. Unless the board of directors determines otherwise, the chairman of the board of the corporation shall be chairman of the Executive Committee.

          (ii) Audit Committee.  The duties of the Audit Committee shall be to
     (A) recommend annually to the board of directors the appointment of the independent auditors of the corporation, (B) review the professional services, proposed fees and independence of such auditors, (C) review the annual audit plans of such auditors and the internal audit staff of the corporation, (D) monitor the activities of the independent auditors and the internal audit staff of the corporation, (E) perform such other functions as may from time to time be prescribed for such committee by the board of directors and (F) report on such activities to the board of directors of the corporation. All of the members of the Audit Committee shall be directors who are not employees of the corporation.

          (iii) Finance Committee. The duties of the Finance Committee shall be to (A) approve the corporation's funding policy for its retirement plans,
     (B) approve actuarial assumptions for the retirement plans, (C) approve the selection and termination of investment managers, trustees, independent auditors and actuaries for the retirement plans, (D) approve the investment policy, asset allocation guidelines, objectives, constraints, and restrictions, as appropriate, issued to investment managers and trustees,
     (E) approve operating procedures and safeguards as required to prohibit transactions not authorized under the Employee Retirement Income Security Act of 1974, (F) approve the consolidation, merger, or transfer of retirement plan assets or liabilities to or from one plan to another, (G) approve reports with regard to retirement plans prepared by the trustees, the independent auditors, investment managers or consultants and the actuaries, (H) perform such other functions as may from time to time be prescribed for such committee by the board of directors and (I) report on such activities to the board of directors of the corporation. All the members of the Finance Committee shall be directors who are not employees of the corporation.

          (iv) Compensation and Management Development Committee. The duties of this committee shall be to (A) approve compensation philosophy and guidelines for the corporation's executive and managerial employees, (B) establish a total compensation range for the chairman of the board, the chief executive officer and the president and appraise the performance of said officers on a timely basis, (C) approve salaries and changes in salaries of officers of the corporation and presidents of its divisions and subsidiaries or other executives as such committee may deem appropriate,
     (D) approve the participants, annual financial or other incentives and amounts to be paid under the target incentive plan of the corporation, (E) review and recommend to the board of directors of the corporation any new executive incentive or stock option plans or additions to or revisions of such existing plans and approving any awards of options granted under such plans, (F) review from time to time the corporation's management resources and executive personnel planning, development and selection process,

                                     A-II-5

     (G) perform such other functions as may from time to time be prescribed for such committee by the board of directors, and (H) report on such activities to the board of directors of the corporation.

          (v) Acquisition Committee. The duties of this committee shall be to review and approve any acquisition proposed by management and report on such activities to the board of directors of the corporation.

     Section 11. Minutes of Committees. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

     Section 12. Compensation. Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director, or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings or such other compensation as shall be determined by the board of directors.

     Section 13.  Conflict of Interest.

     (a) No contract or other transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association or other organization in which one or more of the corporation's directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for such reason, or solely because such director or directors or officer or officers are present at or participates in the meeting of the board of directors or a committee thereof which authorizes or approves the contract or transaction, or solely because such director's or directors' votes are counted for such purpose, if (1) the material facts as to such director's or directors' relationships or interests and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to such director's or directors' relationships or interests as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee thereof, or the stockholders.

     (b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IV

                                    NOTICES

     Section 1. Notice to Stockholders. Whenever, under the provisions of applicable law or of the certificate of incorporation or of these by-laws, notice is required to be given to any stockholder, it shall not be construed to mean personal notice only, but such notice may be given in writing, by mail, addressed to such stockholder, at such stockholder's address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail.

     Section 2. Notice to Directors. Whenever, under the provisions of applicable law or of the certificate of incorporation or of these by-laws, notice is required to be given to any director, it shall be delivered by the chairman of the board, the chief executive officer, the president or the secretary to such director within the time provided in Section 7 of Article III of these by-laws. Such notice either (i) may be in writing (A) delivered personally, (B) delivered by mailing to a director at such director's address as it appears in the records of the corporation, (C) delivered by telecopier or other means of electronic facsimile transmission, (D) delivered by telegram or
(E) delivered by overnight mail or courier service to a director at such director's address as it appears in the records of the corporation, or (ii) may be oral given either in person or by

                                     A-II-6
telephone. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid at least five (5) days prior to the date on which such notice is required to be given. If by telecopier or other electronic means of facsimile transmittal, such notice shall be deemed delivered upon completion of transmittal from the sender thereof, provided that it shall have been directed to such a place as is reasonably calculated to cause actual receipt of such notice by such director. If by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company, provided that the notice shall have been directed to such a place as is reasonably calculated to cause actual receipt of such notice by such director. If by overnight mail or courier service, such notice shall be deemed delivered on the date such notice is scheduled to be delivered by such overnight mail or courier service following deposit of such notice with such overnight mail or courier service, so addressed, with delivery charges therefor paid by the sender thereof. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in any notice of such meeting.

     Section 3. Waiver of Notice. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these by-laws to a stockholder or director, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the certificate of incorporation.

                                   ARTICLE V

                                    OFFICERS

     Section 1. Officers. The officers of the corporation shall be chosen by the board of directors and shall be a chairman of the board and a president, one of whom shall be designated by the Board of Directors to be the chief executive officer of the corporation, a vice president, a secretary, a treasurer and a controller. The board of directors may also choose one or more vice chairmen of the board, a chairman of the executive committee, additional vice presidents, one or more of whom may be designated as executive or senior vice presidents, and one or more assistant secretaries and assistant treasurers. The board of directors shall also designate which officer shall serve as the chief operating officer (if any), the chief financial officer and such other special officers as the board of directors shall deem necessary. Any number of offices may be held by the same person unless the certificate of incorporation otherwise provides.

     Section 2. Additional Officers. The board of directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

     Section 3. Compensation. The salaries and other compensation of the chairman of the board, the chief executive officer and the president of the corporation, and of such other persons as the board of directors may determine, shall be fixed by the board of directors.

     Section 4. Term of Office; Removal; Vacancies. The officers of the corporation shall serve at the pleasure of the board of directors and shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal. Any officer elected or appointed by the board of directors may be removed at any time with or without cause by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

     Section 5. Duties of Officers. The officers of the corporation, if and when elected by the board of directors of the corporation, shall have the following duties:

          (a) CHAIRMAN OF THE BOARD. The chairman of the board shall preside at all meetings of the stockholders and of the board of directors, and shall be a senior executive officer of the corporation

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     responsible to the board of directors for the direction and development of the corporation, for oversight responsibility on all activities in which the corporation may engage, and shall work with the other executives to insure that the policies and objectives of the corporation are achieved. The chairman of the board shall advise and counsel with the other officers of the corporation on any and all activities in which the corporation may engage, and shall perform such other duties as may be assigned to such officer by the board of directors. The chairman of the board may sign certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments on behalf of the corporation, except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. In general, the chairman of the board shall perform all duties incident to the office of chairman of the board and such other duties as may be prescribed by the board of directors.

          (b) CHIEF EXECUTIVE OFFICER. The chief executive officer of the corporation shall report to the board of directors of the corporation and, if requested by the board of directors, to the chairman of the board. He shall have general and active management and control of the business and operations of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. In general, the chief executive officer shall perform all duties incident to the office and position of chief executive officer and such other duties as may be from time to time prescribed by the board of directors.

          (c) CHAIRMAN OF THE EXECUTIVE COMMITTEE. The chairman of the executive committee, if any, shall preside at all meetings of the executive committee and otherwise serve as a senior executive officer of the corporation responsible to the board of directors. The chairman of the executive committee, if not the chairman of the board, will work closely with the chairman of the board in the direction and development of the corporation.

          (d) PRESIDENT. The president shall have general and active management of such areas and divisions of the business of the corporation as may be designated by the board of directors or by the chief executive officer. The president of the corporation, if not the chief executive officer, shall carry into effect the orders of the chief executive officer. The president may sign certificates for shares of the corporation and deeds, mortgages, bonds, contracts or other instruments on behalf of the corporation except where required by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. In general, the president shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors or the chief executive officer.

          (e) VICE PRESIDENTS. The vice presidents shall perform such duties and have such powers as the chief executive officer may from time to time prescribe.

          (f) SECRETARY. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the stockholders and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or the chairman of the board, the chief executive officer or the president, under whose supervision the secretary shall be. The secretary shall have custody of the corporate seal of the corporation and the secretary, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the secretary's signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by such officer's signature.

          (g) ASSISTANT SECRETARIES. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the secretary or in the event of the secretary's inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

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          (h) CHIEF FINANCIAL OFFICER.  The chief financial officer, if any, shall be a vice president and shall act in an executive financial capacity. The chief financial officer shall assist the chairman of the board, the chief executive officer and the president in the general supervision of the corporation's financial policies and affairs and shall perform such other duties and have such other powers as the board of directors, the chairman of the board, the chief executive officer or the president may from time to time prescribe.

          (i) CONTROLLER. The controller shall be the principal accounting officer of the corporation and shall, subject to the direction and supervision of the chief financial officer of the corporation, if any, have management supervision over the accounting procedures, practices and records of the corporation and its subsidiaries. The controller shall be responsible for the preparation of consolidated financial statements of the corporation and its subsidiaries. The controller shall be empowered to require from the officers or agents of the corporation or its subsidiaries reports or statements giving such information as the controller may desire with respect to the preparation of financial statements. The controller shall perform such other duties and shall have such other powers as the board of directors, the chief executive officer, the president or the chief financial officer may from time to time prescribe.

          (j) ASSISTANT CONTROLLER. The assistant controller, or if there shall be more than one, the assistant controllers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the controller or in the event of the controller's inability or refusal to act, perform the duties and exercise the powers of the controller and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

          (k) TREASURER. The treasurer shall, subject to the direction and supervision of the chief financial officer of the corporation, if any, exercise general supervision over the receipt, custody and disbursement of corporate funds. The treasurer shall cause the funds of the corporation to be deposited in such banks as may be authorized by the board of directors, or in such banks as may be designated as depositaries in the manner provided by resolution of the board of directors. The treasurer shall perform such other duties and shall have such other powers as the board of directors, the chief executive officer, the president or the chief financial officer may from time to time prescribe.

          (l) ASSISTANT TREASURERS. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors (or if there be no such determination, then in the order of their election), shall, in the absence of the treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                                   ARTICLE VI

                             CERTIFICATES OF STOCK

     Section 1. Certificates. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or a vice chairman of the board of directors or the president or a vice president, and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by such holder of stock in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the General Corporation Law of the State of Delaware, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the

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

powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

     Section 2. Signatures. Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

     Section 3. Lost, Stolen or Destroyed Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     Section 4. Transfer of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

     Section 5.  Record Date.

     (a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

     (b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in the manner provided by Section 12(a) of Article II hereof. If no record date has been fixed by the board of directors and prior action by the board of directors is required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

     (c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action.

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

If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

     Section 6. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

                                  ARTICLE VII

                                INDEMNIFICATION

     Section 1. Indemnification. The corporation shall indemnify, and in connection with such indemnification may advance expenses to, any person who is or was a director, officer, employee or agent of the corporation, and any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law, including without limitation the General Corporation Law of the State of Delaware. If the amount, extent, or quality of indemnification permitted by law should be in any way restricted after the adoption of these by-laws, then the corporation shall indemnify such persons to the fullest extent permitted by law as or in effect at the time of the occurrence of the omission or the act giving rise to the claimed liability with respect to which indemnification is sought. The indemnification and advancement of expenses pursuant to this Article VII shall be in addition to, and not exclusive of, any other right that the person seeking indemnification may have under these by-laws, the certificate of incorporation, any separate contract or agreement or applicable law.

     Section 2. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprises, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under applicable law.

     Section 3. Survival of Right. Any right to indemnification or advancement of expenses provided by or granted pursuant to this Article VII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such a person.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     Section 1. Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

     Section 2. Reserves. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

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

     Section 3. Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

     Section 4. Fiscal Year. The fiscal year of the corporation shall, until otherwise determined from time to time by resolution of the board of directors, begin on the first day of March of each year and end on the last day of the next succeeding February.

     Section 5. Seal. The corporate seal shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

     Section 6. Contracts. The board of directors may authorize any officer, agent or employee to enter into any contract, instrument or agreement on behalf of the corporation, and the authority granted may be general or confined to specific instances. Except as provided in this section or as authorized by the board of directors, no officer, agent, or employee, other than the chairman of the board, the chief executive officer, the president, any vice president, the secretary or the treasurer, shall have any power or authority to bind the corporation by any contract, instrument or agreement, to pledge its credit, or to render it liable, for any purpose or any amount.

     Section 7. Voting of Corporation's Securities. Unless otherwise ordered by the board of directors, the chairman of the board, the chief executive officer, the president or any vice president, or such other officer as may be designated by the board of directors to act in the absence of such persons, shall have full power and authority on behalf of the corporation to attend and to act and to vote, and to execute a proxy or proxies empowering others to attend and to act and to vote, at any meetings of security holders of any corporation in which the corporation may hold securities, or to execute in the name of the corporation actions by written consent in lieu of the holding of such meetings, and at such meetings the chairman of the board, or such other officer of the corporation, or such proxy shall possess and may exercise any and all rights and powers incident to the ownership of such securities, and which as the owner thereof the corporation might have possessed and exercised, if present. The secretary or any assistant secretary may affix the corporate seal to any such proxy or proxies so executed by the chairman of the board, or such other officer, and attest the same. The board of directors by resolution from time to time may confer like powers upon any other person or persons.

                                   ARTICLE IX

                              AMENDMENT OF BY-LAWS

     Section 1. Procedure. These by-laws may be altered, amended or repealed or new by-laws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.

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                                                                     EXHIBIT III

                           INDEMNIFICATION AGREEMENT

     This INDEMNIFICATION AGREEMENT (the "Agreement") made and entered into this
          day of           , 1995, between Blount International, Inc., a
Delaware corporation formerly named HBC, Incorporated ("Parent"), and The Blount Holding Company, L.P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"),

                                  WITNESSETH:

     WHEREAS, Parent, HBC Transaction Subsidiary, Inc., a Delaware corporation, and Blount, Inc., a Delaware corporation (the "Company"), are parties to that certain Plan and Agreement of Merger dated August 17, 1995 (the "Merger Agreement"), pursuant to which the Company will become a wholly-owned subsidiary of Parent; and

     WHEREAS, Winton M. Blount, his children and trusts for their benefit own, whether directly or indirectly, all of the general and limited partnership interests of the Partnership, the Partnership will own (immediately prior to the Effective Time of the Merger) all of the outstanding capital stock of Parent, and the assets of Parent consist primarily of shares of Company Class A Common Stock and Company Class B Common Stock, which together represent approximately 69% of the votes entitled to be cast by holders of Company Common Stock when voting together as a single class; and

     WHEREAS, pursuant to Section 9.3(d) of the Merger Agreement, it is a condition to the obligations of the Company to consummate the Merger that the Partnership execute and deliver this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement do hereby agree as follows:

     Section 1. Indemnity by the Partnership. Subject to the limitations set forth in this Agreement, the Partnership agrees to indemnify Parent, the Company and their respective officers and directors (collectively, the "Indemnified Parties") against, and hold the Indemnified Parties harmless from, all damages, liabilities, fees and expenses, including, without limitation, reasonable attorneys' fees incurred in defending any Indemnified Party against the assertion of any claim with respect to such damages, liabilities and fees (collectively, the "Damages"), incurred by the Indemnified Parties as a result of any claim, action or proceeding (a "Claim") made against any Indemnified Party arising out of or related to (a) the Merger or pursuant to any obligation of the Company for any amounts the Company may be required to pay pursuant to
Schedule I to the engagement letter dated June 16, 1995 between J.P. Morgan Securities, Inc. and the Company, and (b) the acts or omissions of, or states of fact relating to, the Parent, its employees or agents, or any past subsidiaries or any employees or agents of any past subsidiaries, which acts or omissions occurred, or states of fact existed, prior to the Effective Time of the Merger.

     Section 2. Notice of Claims. Parent shall promptly notify the Partnership in writing of the assertion of any Claim with respect to which indemnity may be sought under this Agreement. The Partnership shall have no obligation or liability under this Agreement to the extent that the Partnership, or the Partnership's ability to adequately respond to or defend any Claim, is prejudiced by the unreasonable failure of Parent to provide prompt notice as required by this Section 2.

     Section 3.  Defense.

     (a) The Partnership shall have no right to defend any Claim against which it has agreed to indemnify the Indemnified Parties pursuant to Section 1(a) of this Agreement. With respect to any Claims to which Section 1(a) of this Agreement is applicable, the Indemnified Parties agree (i) to promptly provide to the Partnership any information related to such Claim reasonably requested by the Partnership; (ii) not to settle, or agree to settle, any such Claim without the prior written consent of the Partnership, which consent will not

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

be unreasonably withheld; and (iii) to provide periodic updates regarding such Claim, including, without limitation, prompt notice and full information regarding the occurrence of any material development with respect to such Claim. The Partnership agrees to promptly reimburse, as incurred, litigation expenses, including, without limitation, reasonable attorneys' fees, actually and reasonably incurred by any Indemnified Party in connection with any Claim for which the Partnership is obligated to provide indemnification pursuant to
Section 1(a) of this Agreement; provided, however, that the Partnership shall only be obligated to reimburse the Indemnified Parties for the fees and expenses of one legal counsel per jurisdiction for all Indemnified Parties in connection with any such Claim.

     (b) If the asserted liability relates to a Claim for which the Partnership has agreed pursuant to Section 1(b) of this Agreement to indemnify the Indemnified Parties, and if, within 20 days after the Partnership receives the notice required by this Agreement, the Partnership notifies Parent of its election to defend the asserted liability, then the Partnership thereafter shall be entitled to direct, through counsel of the Partnership's own choosing and at the Partnership's own expense, the defense against such asserted liability. If the Partnership elects to direct such defense, the Indemnified Parties may participate in such defense, but in such case the fees and expenses incurred therein by the Indemnified Parties shall be borne by the Indemnified Parties notwithstanding anything in this Agreement to contrary, unless, and only to the extent, such participation by the Indemnified Parties has been requested in writing by the Partnership. If the Partnership does not elect as aforesaid to direct such defense of a matter for which the Partnership is obligated to provide indemnification pursuant to Section 1(b) of this Agreement, the Indemnified Parties may then, in their sole discretion, elect to defend such matter, in which event the reasonable fees and expenses of the Indemnified Parties shall be reimbursed by the Partnership as such fees and expenses are actually incurred by the Indemnified Parties. In the event the Partnership elects to direct such defense as herein set out, the Indemnified Parties agree not to settle, or agree to settle, the Claim without the prior written consent of the Partnership.

     Section 4.  Limitation of Rights.

     (a) Notwithstanding any statement contained in this Agreement to the contrary, the obligations of the Partnership under this Agreement shall be limited as follows:

          (i) the Partnership shall have no liability under Section 1(a) of this Agreement as a result of any Claim which arises out of or relates to the enforcement, application or interpretation of any law, rule, statute, regulation or other pronouncement or finding concerning the treatment of the Merger for tax purposes;

          (ii) in addition to the limitations set forth in Section 4(a)(i) of this Agreement, the Partnership shall be obligated pursuant to Section 1(a) of this Agreement only to the extent that any Damages incurred by the Indemnified Parties with respect to all such Claims within Section 1(a) of this Agreement exceed in the aggregate $500,000; and once such amount is exceeded, the Partnership shall be liable only for fifty percent (50%) of such Damages in excess of such $500,000 aggregate amount; and

          (iii) the Partnership shall be obligated pursuant to Section 1(b) of this Agreement only to the extent that any Damages incurred by the Indemnified Parties with respect to all such Claims within Section 1(b) of this Agreement exceed in the aggregate $250,000 PLUS the aggregate amount of any reduction or elimination of any reserves for liabilities established on the financial statements of Parent (other than reserves established for expenses pursuant to Sections 8.6 and 9.3(i) of the Merger Agreement) as in existence immediately prior to the Effective Time of the Merger that subsequently are reduced or eliminated, it being further understood that, with respect to claims under Section 1(b) arising out of matters with respect to which reserves have been established under Section 9.3(d) of the Merger Agreement (other than reserves established for expenses under Sections 8.6 and 9.3(i), the Damages on account of such matter shall not be deemed to include the amount of any such reserves.

     (b) The Partnership shall not be obligated or required pursuant to this Agreement or otherwise to pay consequential or punitive damages to any party or to any Indemnified Party for or in connection with the breach or violation by the Partnership of this Agreement.

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

     (c) Subject to the terms of this Section 4(c), the future obligations of the Partnership pursuant to this Agreement shall immediately cease and be rendered null and void, and the existing obligations of the Partnership pursuant to this Agreement shall be deemed fully satisfied, upon the date and time (the "Termination Date") that the Partnership establishes an escrow account with an institution and on terms reasonably satisfactory to the Parent (the "Escrow Account") intended by the Partnership to satisfy any claims made against the Partnership under this Agreement for which notice has been given to the Partnership prior to the Termination Date or which the parties hereto are then aware grounds for the assertion thereof against the Partnership may exist; provided, however, that the Termination Date shall not occur until the earlier of (i) the three year anniversary of the execution and delivery of the Merger Agreement, or (ii) two years following the death of Winton M. Blount; and provided further, however, that the Partnership must establish an Escrow Account prior to making any distribution which would cause the Partnership to have assets net of liabilities with a fair market value of at least $10,000,000 or promptly upon the Partnership otherwise ceasing to have assets net of liabilities with a fair market value of less than $10,000,000. Once established, the Escrow Account may consist of cash, shares of Parent Common Stock, certificates of deposit, obligations of the United States government, commercial paper or other low-risk, highly liquid securities the fair market value of which has been determined by arbitration as set forth in this Agreement to be sufficient in amount (taking into consideration the stability of the fair market value of the assets to be held in the Escrow Account) to satisfy any such claims made against the Partnership under this Agreement for which notice has been given to the Partnership prior to the Termination Date or which the parties hereto are then aware grounds for the assertion thereof against the Partnership may exist. Following the Termination Date, the obligations of the Partnership under this Agreement shall be expressly limited to the assets held in the Escrow Agreement. To the extent that the potential liabilities of the Partnership under this Agreement are ultimately determined to be less than the assets held in the Escrow Agreement, then the Partnership, or its successors in interest, shall receive a prompt refund of the assets remaining in the Escrow Account.

     Section 5. Exclusive Remedies. The parties to this Agreement hereby expressly agree that the remedies expressly set forth in this Agreement constitute the sole and exclusive remedies for recoveries against the Partnership and its affiliates for Damages incurred or suffered by the Indemnified Parties as a result of any Claim arising out of or related to (a) the Merger or (b) any act or omission of Parent, or any affiliate of Parent, prior to the Effective Time of the Merger, including in either case, without limitation, the execution and delivery of the Merger Agreement. Further, the parties hereby expressly agree that the Partnership shall have no liability or obligation under this Agreement or otherwise for any liability, cost, damage, obligation or expense incurred by any Indemnified Party that arises out of acts or omissions of Company that is imposed upon Parent because of its ownership of the stock of, or alleged control of, Company (other than Claims against the Parent with respect to the Merger).

     Section 6. Amount of Loss. In determining the gross amount of any loss suffered by Parent for which it is indemnified hereunder, the amount of such gross loss shall be reduced by the amount, if any, of the actual recovery or benefit (net of reasonable expenses incurred in obtaining said recovery or benefit) Parent receives with respect thereto from any other person (including any federal, state or local income tax benefit); and if such a recovery or benefit is received by Parent after it receives full payment or satisfaction under this Agreement with respect to a loss, then a refund equal to the aggregate amount of the subsequent recovery (or pro rata portion thereof for which the Partnership is responsible under this Agreement), net of reasonable expenses and tax or other costs incurred in obtaining such recovery, shall be made promptly to the Partnership.

     Section 7. Arbitration.

     (a) Any controversy or claim arising out of or relating to this Agreement, or the breach hereof, whether common law or statutory, shall be settled exclusively by arbitration in Montgomery, Alabama, using the American Arbitration Association. The arbitration shall be heard before three arbitrators, one to be chosen by the Partnership, one to be chosen by Parent and the third to be chosen by those two arbitrators.

     (b) The arbitrators shall apply the substantive law of the State of Alabama applicable to contracts made and to be performed entirely in such state (without giving effect to the choice-of-law principles of such state which would lead to the application of the substantive law of any other state) in determining the rights,

                                     A-III-3
obligations and liabilities of the parties. The arbitrators shall not have the power to alter, modify, amend, add to or subtract from any term or provision of this Agreement, nor to grant injunctive relief (including interim relief, of any nature) or punitive or consequential damages for breach of this Agreement. In all other respects, the commercial rules of the American Arbitration Association shall govern the arbitration. Judgment on the award of the arbitrators may be entered by any court having jurisdiction to do so, and each party hereto hereby irrevocably consents and submits to the personal jurisdiction of the federal and state courts of the State of Alabama for that purpose.

     (c) The failure or refusal of any party to submit to arbitration shall constitute a breach of this Agreement. Judicial action may be commenced in order to compel arbitration. If such action is commenced and if arbitration is in fact compelled, the party that shall have resisted arbitration shall be required (if affirmatively required by the court in which such action is commenced) to pay to the other parties all costs and expenses, including, without limitation, reasonable attorneys' fees, that they incur in compelling arbitration. The prevailing party in arbitration shall be entitled to its reasonable attorneys' fees actually incurred and costs.

     Section 8. Miscellaneous.

     (a) Capitalized terms used herein, if not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Merger Agreement.

     (b) As a condition to the obligation of the Partnership to provide indemnification pursuant to this Agreement, each Indemnified Party shall, when and in so far as the Partnership provides indemnification hereunder, including by means of the Escrow Account, assign and convey to the Partnership a share proportionate to the Partnership's indemnification of the Indemnified Party hereunder of such Indemnified Party's right and interest in and to any claim, cause of action or other right of recovery that such Indemnified Party may have against any other party for any loss, liability, damage or expense within the meaning of Section 1 of this Agreement and for which any Indemnified Party seeks indemnification or reimbursement under this Agreement, and further, the Partnership shall be subrogated to the extent of the Partnership's indemnification of the Indemnified Party hereunder to any rights of the Indemnified Party thereunder or under any policy of insurance. In addition, the Indemnified Parties agree to take reasonable steps to cooperate with the Partnership in any attempt by the Partnership to prosecute or otherwise pursue any such claim, cause of action or other right of recovery, provided that the Partnership must promptly reimburse the reasonable out-of-pocket expenses incurred by any Indemnified Party as a result of any request by the Partnership for cooperation.

     (c) Each Indemnified Party is intended to be, and shall be, a third party beneficiary of the provisions of this Agreement and shall have the right to enforce the obligations of the Partnership to such Indemnified Party under this Agreement in its own name and behalf.

     (d) This Agreement shall be interpreted, construed and enforced in accordance with the substantive laws of the State of Alabama, applied without giving effect to those choice-of-law principles of such State which would lead to the application of the substantive laws of any other State.

     (e) This Agreement may be executed in one or any number of counterparts, each of which, once so executed, shall be deemed to be an original, and such counterparts together shall constitute and be one and the same instrument.

     (f) The captions or headings in this Agreement are provided for convenience only and shall not be construed or applied to limit, amend or otherwise describe or define the intent or scope of the provisions of this Agreement.

     (g) Any communications required or desired to be given hereunder to any Indemnified Party may be sent to Parent. Any communications required or desired to be given hereunder shall be deemed to have been

                                     A-III-4
properly given if sent by hand delivery or by facsimile and overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

    Notice to Parent:

     Blount International, Inc.
     Post Office Box 949
     Montgomery, Alabama 36101-0949
     Fax: (334) 271-8177

     Attn: John M. Panettiere

    with a copy to:

     Richard H. Irving III, Esq.
     Senior Vice President and General Counsel
     Post Office Box 949
     Montgomery, Alabama 36101-0949
     Fax: (334) 271-8130

    Notice to the Partnership:

     The Blount Holding Company, L.P.
     Post Office Box 5060
     Montgomery, Alabama 36103-5060
     Fax: (334) 271-8133

     Attn: Teresa P. Rachal

     IN WITNESS WHEREOF, the parties hereto have caused this Indemnification Agreement to be executed and delivered by their respective duly authorized officers or representatives as of the day and year first written above.

                                                BLOUNT INTERNATIONAL, INC.

                                          By
                                            -----------------------------------
                                          Its
                                             ----------------------------------

                                             THE BLOUNT HOLDING COMPANY, L.P.

                                                      By BHP, Inc.,
                                                   Its General Partner

                                          By
                                            -----------------------------------
                                                      Winton M. Blount
                                                       Its President

                                     A-III-5

                                                                      EXHIBIT IV

          REGISTRATION RIGHTS AND STOCK TRANSFER RESTRICTION AGREEMENT

     This REGISTRATION RIGHTS AND STOCK TRANSFER RESTRICTION AGREEMENT (the
"Agreement") made as of the day of             , 1995, by and between Blount
International, Inc., a Delaware corporation formerly named HBC, Incorporated (the "Company"), and Winton M. Blount ("Mr. Blount"), Carolyn S. Blount ("Mrs. Blount"), Winton M. Blount III, Samuel R. Blount, Joseph W. Blount, Thomas A. Blount, and Katherine Blount Miles (Mr. Blount, Mrs. Blount and said other individuals being herein referred to collectively as the "Blount Family"), and The Blount Holding Company, L.P., a Delaware limited partnership (the "Blount Family Partnership," and, together with the Blount Family, being sometimes referred to herein as the "Primary Holders"),

                                  WITNESSETH:

     WHEREAS, as of the date of this Agreement, a wholly-owned subsidiary of the Company is being merged with and into Blount, Inc., a Delaware corporation (the "Blount Subsidiary"), pursuant to that certain Plan and Agreement of Merger dated August 17, 1995 (the "Merger Agreement"), which transaction is herein sometimes referred to as the "Merger;" and

     WHEREAS, pursuant to the terms of the Merger Agreement, the parties hereto desire to provide certain registration rights to the Primary Holders and certain related parties with respect to the shares of Company Class A Common Stock, par value $0.01 per share (the "Company Class A Common Stock"), and the shares of Company Class B Common Stock, par value $0.01 per share (the "Company Class B Common Stock," and, together with the Company Class A Common Stock, being sometimes referred to herein as the "Company Common Stock"), owned following the Merger by the Primary Holders and such related parties, and to provide for restrictions on the transfer and sale of the Company Common Stock owned by the Primary Holders upon the terms and subject to the conditions contained herein;

     NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Primary Holders hereby agree as follows:

     ARTICLE 1. CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

     (a) "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

     (b) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute, and the rules and regulations thereunder, all as the same shall be in effect at the time.

     (c) "Family Transferee" shall mean any of the lineal descendants, spouses of lineal descendants and lineal descendants of such spouses, including adoptive children of each of such persons, of Mr. Blount's parents.

     (d) "Form S-3" shall mean such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the Commission which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

     (e) "Holders" shall mean the Primary Holders and the related persons and entities to whom transfers of Company Common Stock may be made by Primary Holders pursuant to Section 3.1(i) of this Agreement, provided, that notice of such transfer is given to the Company in the manner provided therefor in this Agreement.

                                     A-IV-1

     (f) "Minimum Registrable Amount" shall mean the lesser of (i) shares of Company Common Stock having a minimum value of $20,000,000, based upon the trading price of Company Class A Common Stock at the time registration is demanded or (ii) 600,000 shares of Company Common Stock, or such lesser number of shares of Registrable Securities as the Board of Directors of the Company shall approve.

     (g) "Permitted Transferee" shall mean the following:

          (i) In the case of a Restricted Holder who is a natural person holding the shares of Company Common Stock in question, "Permitted Transferee" means (I) a Family Transferee, (II) the custodian under any Uniform Transfers to Minors Act or similar law for a minor who is a Family Transferee, (III) the trustee of a trust (including a voting trust) created principally for the benefit of one or more Family Transferees, (IV) any split-interest trust described in Section 4947 of the Internal Revenue Code, as it may from time to time be amended (herein referred to as a "Charitable Organization") of which one or more Family Transferees is a beneficiary, (V) a corporation of which one or more Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause (i)) collectively beneficially own a majority of the combined voting power of the outstanding capital stock entitled to vote for the election of directors, a partnership of which one or more Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause
     (i)) collectively beneficially own a majority of the partnership interests entitled to participate in the management of the partnership, a member managed limited liability company of which one or more Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause (i)) collectively beneficially own a majority of the outstanding member interests entitled to participate in the management of the limited liability company, or a manager managed limited liability company of which all of the managers entitled to participate in decisions with respect to the voting or disposition by the limited liability company of the Company Common Stock are either Family Transferees or such Family Transferees' Permitted Transferees (as determined under this clause (i)), provided, that no such corporation, partnership or company shall be a "Permitted Transferee" unless such corporation, partnership or company agrees in writing with the Company to be bound by the provisions of Section 3.3 hereof, (VI) the estate of a Family Transferee, or the executor, administrator or personal representative of the estate of a Family Transferee, (VII) the guardian, conservator, or custodian of any Family Transferee adjudged disabled by a court of competent jurisdiction, (VIII) a nominee of a Family Transferee, provided such Family Transferee possesses the power to direct the voting and disposition of the shares of Company Common Stock placed in the nominee's name, and (IX) the Company or any subsidiary of the Company (herein collectively referred to sometimes as the "Company").

          (ii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as a custodian under the Uniform Transfers to Minors Act or similar law, "Permitted Transferee" means (I) the minor for whose benefit such shares are being held, (II) the executor, administrator, or personal representative of the estate of such minor, and (III) any Permitted Transferee (as determined under clause (i) above) of such minor.

          (iii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as a trustee of a trust (other than a Charitable Organization), "Permitted Transferee" means (I) any person transferring such Company Common Stock to such trust, (II) any Permitted Transferee (as determined under clause (i) above) of any such transferor, (III) any person to whom or for whose benefit income or principal of a trust which was irrevocable on the date hereof may be distributed during or at the end of the term of such trust whether by power of appointment or otherwise, and
     (IV) any Permitted Transferee (as determined under clause (i) above) of any such person to whom or for whose benefit income or principal of a trust described in subclause (III) of this clause (iii) may be distributed.

          (iv) In the case of a Restricted Holder which is a Charitable Organization holding the shares of Company Common Stock in question, "Permitted Transferee" means (I) any person transferring such Company Common Stock to such Charitable Organization, (II) any Permitted Transferee (as determined under clause (i) above) of such transferor, and (III) the Company.

                                     A-IV-2

          (v) In the case of a Restricted Holder which is a corporation, partnership or limited liability company (other than a Charitable Organization) holding record and beneficial ownership of the shares of Company Common Stock in question on the date hereof, "Permitted Transferee" means (I) any person who was, on the date hereof, a stockholder of such corporation, a partner of such partnership, or a member of such limited liability company, (II) any Permitted Transferee (as determined under this paragraph (g) of this Article 1) of any such stockholder, partner or member referred to in this clause (v), and (III) the Company.

          (vi) In the case of a Restricted Holder which is a corporation or partnership (other than a Charitable Organization or a corporation, partnership, or limited liability company described in clause (v) above) holding the shares of Company Common Stock in question, "Permitted Transferee" means (I) any person who previously transferred such shares of Company Common Stock to such corporation, partnership or limited liability company, and (II) any Permitted Transferee (as determined under clause (i) above) of any such transferor.

          (vii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as the estate of a deceased person (the "Decedent") or as the executor, administrator, personal representative of the estate of a Decedent, "Permitted Transferee" means (I) any Permitted Transferee (as determined under clause (i) above) of the Decedent, and (II) the Company.

          (viii) In the case of a Restricted Holder holding the shares of Company Common Stock in question as the trustee or receiver of the estate of a bankrupt or insolvent Restricted Holder, "Permitted Transferee" means
     (I) such bankrupt or insolvent Restricted Holder, and (II) any Permitted Transferee (as determined under clause (i) above) of such bankrupt or insolvent Restricted Holder.

          (ix) In the case of a Restricted Holder holding of record (but not beneficially) the shares of Company Common Stock in question as nominee for any person who is the beneficial owner thereof, "Permitted Transferee" means (I) such beneficial owner, and (II) any Permitted Transferee (as determined under clause (i) above) of such beneficial owner.

     For purposes of this definition of "Permitted Transferee:"

          (A) The relationship of any person that is derived by or through legal adoption shall be considered a natural one.

          (B) Each joint owner of shares of Company Common Stock shall be considered a holder of such shares who must qualify as a Permitted Transferee.

          (C) Unless otherwise specified, the term "person" means both natural persons and legal entities.

          (D) Each reference to a corporation or the Company shall include any successor corporation or limited liability company resulting from merger, consolidation, reorganization or recapitalization; each reference to a partnership shall include any successor partnership resulting from the death or withdrawal of a partner; each reference to a trustee, executor or any other personal representative shall include any successor trustee, successor executor or successor personal representative.

     (h) "Register", "Registered," and "Registration" shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document by the Commission.

     (i) "Registrable Securities" shall mean any shares of Company Common Stock owned at the time in question by any of the Holders and shall include any security of the Company or any other entity for which any shares of the Company Common Stock shall have been exchanged or converted into by reason of a merger, consolidation, reorganization or other similar transaction.

     (j) The number of shares of "Registrable Securities then outstanding" shall be determined by the number of shares of Company Common Stock outstanding which are, and the number of shares of Company Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

                                     A-IV-3

     (k) "Restricted Holder" shall mean (i) a Primary Holder or (ii) any person or legal entity which from time to time becomes subject to any of the restrictions on transfer of Company Common Stock set forth in Sections 2.15, 3.1(i), 3.1(iv), 3.1(vi) or 3.2 of this Agreement.

     (l) "Rule 144" shall mean Rule 144 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

     (m) "Rule 145" shall mean Rule 145 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

     (n) "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar successor federal statue, and the rules and regulations thereunder, all as the same shall be in effect at the time.

     ARTICLE 2. REGISTRATION. The Company covenants and agrees with the Primary Holders and the Holders, as third party beneficiaries of this Agreement, as follows:

     Section 2.1 Request for Registration. (a) If the Company shall receive at any time a written request from Primary Holders requesting that the Company file a registration statement under the Securities Act covering the registration for sale in the aggregate of not less than the Minimum Registrable Amount of Registrable Securities (which shall, unless otherwise consented to by the Company, be by means of an underwriting), then the Company shall, within ten
(10) days of the receipt thereof, give written notice of such request to all Holders and shall, subject to the limitations of subsection 2.1(b), effect as soon as practicable (including filing an initial registration statement with the Commission with respect thereto within 45 days of the receipt of such notice from the Primary Holders) the registration under the Securities Act of all Registrable Securities which the Holders request to be registered by written notice to the Company, which notices shall be given within twenty (20) days of the mailing of such notice by the Company in accordance with Section 4.5 hereof; provided, that the Company may delay the filing of such registration for up to 75 additional days, or a total of 120 days after the receipt by the Company of the initial notice from the Primary Holders, if, as a result of such registration, the Company would be required to disclose information not theretofore disclosed as to which the Company has a valid business reason for deferring disclosure thereof.

     (b) If the distribution of the Registrable Securities is to be by means of an underwriting, the underwriter will be selected by a majority in interest of the Primary Holders initiating the registration request hereunder ("Initiating Holders") and approved by the Company, which approval shall not be unreasonably withheld. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.3(e)) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders. Notwithstanding any other provision of this
Section 2.1, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each Holder or in such other proportions as may be mutually agreed to by such Holders; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting; and provided further, however, that the number of shares of Registrable Securities held by Primary Holders to be included in such underwriting shall not be reduced unless Registrable Securities held by Holders other than the Primary Holders are first excluded entirely from the underwriting.

                                     A-IV-4

     (c) The Company is obligated to effect only three (3) such registrations pursuant to this Section 2.1, and shall not be obligated to take action in response to a written request pursuant to Section 2.1(a) hereof until eighteen
(18) months have elapsed following the effective date of a registration statement filed in response to a written request pursuant to Section 2.1(a).

     Section 2.2 Company Registration. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company stock plan, or a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 4.5, the Company shall, subject to the provisions of
Section 2.7, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered.

     Section 2.3  Obligations of the Company.  Whenever required under this
Article 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

          (a) Prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to one hundred twenty (120) days (or the remainder of the two-year period during which registration may be required, if pursuant to Section 2.11) for the purpose of selling all stock or securities registered thereunder.

          (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

          (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

          (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

          (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

          (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

          (g) Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Article 2, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Article 2, if such securities are being sold through

                                     A-IV-5
     underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

     Section 2.4 Furnish Information. (a) It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

     (b) The Company shall have no obligation with respect to any registration requested pursuant to Section 2.1 or Section 2.11 if, due to the operation of subsection 2.4(a), the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the number of shares or the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in subsection 2.1(a) or subsection 2.11(b) (2), whichever is applicable.

     Section 2.5 Expenses of Demand Registration or Form S-3. All expenses other than underwriting discounts and commissions and the fees and disbursements of counsel for the selling stockholders incurred in connection with registrations, filings or qualifications pursuant to Section 2.1 or 2.11, including (without limitation) all registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company shall be borne by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 or Section 2.11 which it is obligated to pay pursuant to this Section 2.5 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses); provided further, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to Section 2.1 or Section 2.11; and provided further, however, that after the Company has effected two (2) such registrations pursuant to Section 2.1(a) hereof and such registrations have been declared or ordered effective, the Company shall not be obligated to pay for any expenses of any further such registration pursuant to Section 2.1(a).

     Section 2.6 Expenses of Company Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to all registrations pursuant to Section 2.2 for each Holder, including, without limitation, all registration, filing, and qualification fees, printers' and accounting fees relating or apportionable thereto, but excluding underwriting discounts and commissions relating to Registrable Securities and the fees and disbursements of any separate counsel for the selling Holders.

     Section 2.7 Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 2.2 to include any of the Holders' Registrable Securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such

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

securities, including Registrable Securities, which the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling stockholders according to the total amount of securities entitled to be included therein owned by each selling stockholder or in such other proportions as shall mutually be agreed to by such selling stockholders) but in no event shall any shares being sold by a stockholder exercising a demand registration right similar to that granted in Section 2.1 be excluded from such offering. For purposes of the preceding parenthetical concerning apportionment, for any selling stockholder which is a holder of Registrable Securities and which is a partnership or corporation, the partners, retired partners and stockholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling stockholder", and any pro rata reduction with respect to such "selling stockholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling stockholder," as defined in this sentence.

     Section 2.8 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Article 2.

     Section 2.9 Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

          (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Securities
     Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which they may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"):
     (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 2.9(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any Holder, underwriter or controlling person.

          (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities, joint or several, to which any of the foregoing persons may become subject, under the Securities Act, or the Exchange Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection 2.9(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 2.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further, that,

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

     in no event shall any indemnity under this Subsection 2.9(b) exceed the gross proceeds from the offering received by such Holder.

          (c) Promptly after receipt by an indemnified party under this Section
     2.9 of notice of the commencement of any action, including any governmental action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party, together with all other indemnified parties which may be represented without conflict by one counsel, shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.9, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.9.

          (d) If the indemnification provided for in this Section 2.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

          (f) The obligations of the Company and Holders under this Section 2.9 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement, and otherwise.

     Section 2.10 Reports Under Exchange Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Commission Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the Commission which permits the selling of any such securities without registration.

     Section 2.11 Form S-3 Registration. In case the Company shall receive, at any time during the two year period following the Merger in which, because of the provisions of paragraph (d) of Rule 144 (including the application thereof under Rule 145), one or more Holders are not able to sell shares of Registrable Securities under the provisions of Rule 144 or Rule 145, from any such Holder or Holders a written request or

                                     A-IV-8
requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

          (a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

          (b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders similarly situated joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2.11:

             (1) if Form S-3 is not available for such offering by the Holders;

             (2) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $1,000,000;

             (3) if the Company shall furnish to the Holders a certificate signed by the chief executive officer of the Company stating that, as a result of such registration, the Company would be required to disclose information not theretofore disclosed as to which the Company has a valid business reason for deferring disclosure thereof, the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 2.11; provided, however, that the Company shall not utilize this right more than once in any twelve month period; or

             (4) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

          (c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this
     Section 2.11 shall not be counted as demands for registration or registrations effected pursuant to Sections 2.1 or 2.2, respectively.

     Section 2.12 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder to include such securities in any registration filed under Section 2.1 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of his securities will not reduce the amount of the Registrable Securities of the Holders which is included.

     Section 2.13 Termination of Registration Rights. The Holders shall be entitled to exercise any right provided for in Sections 2.1, 2.2 or 2.11 for not less than three (3) years following the date of this Agreement, and for so long thereafter as either the restrictions on sale or transfer set forth in Article 3 of this Agreement remain in effect or any shares of Company Common Stock held by or beneficially owned by any Primary Holder remain ineligible for sale pursuant to paragraph (k) of Rule 144.

     Section 2.14 Restriction on Sale of Company Class B Common Stock. Except as provided in Section 3.2 of this Agreement, no sale of shares of Company Class B Common Stock may be made pursuant to this Article 2 unless prior to the time such shares are actually sold pursuant to a registration effected pursuant to this Article 2 such shares are converted to shares of Company Class A Common Stock.

                                     A-IV-9

     Section 2.15 Restrictions on Sales of Company Common Stock During Registration. No Restricted Holder will effect any transaction pursuant to
Section 3.1(iii) of this Agreement or under any Form S-3 filed pursuant to
Section 2.11 of this Agreement during any period in which the Company would be prohibited, in connection with an underwritten registration pursuant to Section
2.1 hereof, from buying or selling shares of Company Common Stock pursuant to Rule 10b-6 under the Exchange Act, nor will any Restricted Holder sell any shares of Company Common Stock pursuant to Section 3.1(iii) of this Agreement or under any Form S-3 filed pursuant to Section 2.11 of this Agreement during the period of 90 days from the effective date of a registration statement filed in connection with an underwritten distribution pursuant to Section 2.1 hereof, regardless of whether such Restricted Holder elects to include such Restricted Holder's Registrable Securities in such registration, and each Restricted Holder agrees to enter into agreements respecting such restrictions with the underwriter for any such registered offering pursuant to Section 2.1 hereof. The provisions of this Section 2.15 shall not be applicable to shares of Company Common Stock held by a Restricted Holder as trustee or custodian under trusts or custodianships in effect with respect to such shares of Company Common Stock on August 17, 1995 or under trusts or custodianships thereafter created other than pursuant to Section 3.1(i) hereof.

     ARTICLE 3.  RESTRICTIONS ON TRANSFER AND SALE OF COMPANY COMMON STOCK

     Section 3.1  Restrictions on Transfer and Sale of Company Common
Stock. Each Primary Holder hereby agrees that no shares of Company Common Stock now owned or hereafter acquired (other than as a trustee or custodian under trusts or custodianships in effect with respect to such shares of Company Common Stock on August 17, 1995 or under trusts or custodianships thereafter created other than pursuant to clause (i) of this Section 3.1 or paragraph (c) of
Section 3.2) by such Primary Holder will be sold, transferred, pledged, hypothecated or otherwise disposed of by such Primary Holder, either directly or indirectly, except as follows:

          (i) Shares of Company Common Stock may be sold, transferred, pledged, hypothecated or otherwise disposed of by a Primary Holder to a Permitted Transferee without restriction or limit; provided, that sales, transfers, pledges, hypothecations or other dispositions of Company Common Stock (other than transfers during any calendar quarter to any individual Permitted Transferee of 1,500 shares or less of Company Common Stock) may only be made if the Permitted Transferee agrees in writing, a copy of which is delivered to the Company, to be bound, with respect to the shares of Company Common Stock so sold, transferred, pledged, hypothecated or otherwise disposed of, by the restrictions on sale, transfer, pledge, hypothecation or other disposition of shares of Company Common Stock by Primary Holders contained in Sections 2.15, 3.1(iii), 3.1(iv) and 3.1 (vi) hereof; and provided further, that sales, transfers, pledges, hypothecations or other dispositions of Company Class B Common Stock to a Permitted Transferee in which such shares of Company Class B Common Stock are not converted to Company Class A Common Stock at the time of such sale, transfer, pledge, hypothecation or other disposition may only be made if the Permitted Transferee agrees in writing, a copy of which is delivered to the Company, to be bound, with respect to the shares of Company Class B Common Stock so sold, transferred, pledged, hypothecated or otherwise disposed of, by the restrictions on sale, transfer, pledge, hypothecation or other disposition of Company Class B Common Stock without conversion to Company Class A Common Stock by Primary Holders contained in Sections 3.1(vi) and 3.2 hereof;

          (ii) Gifts of the entire interest of the Company Common Stock so transferred may be made by a Primary Holder or any Permitted Transferee to any organization to which contributions are deductible for federal income, estate, or gift tax purposes, provided, that, subject to the provisions of
     Section 3.2 of this Agreement, any shares of Company Class B Common Stock transferred pursuant to this clause (ii) are first converted to shares of Company Class A Common Stock;

          (iii) Sales on a national securities exchange or by means of an inter-dealer quotation system maintained by a registered securities association may be made by each Primary Holder, together with sales by such Primary Holder's Permitted Transferees of shares of Company Common Stock transferred by such Primary Holder to such Permitted Transferees after August 17, 1995, up to the amount which

                                     A-IV-10
     would be permitted to be sold by each such Primary Holder under Rule 144 if such Primary Holder were deemed to be an "affiliate" of the Company, whether or not such Primary Holder is in fact an "affiliate" of the Company or otherwise subject to the provisions of Rule 144; provided, that (I) any shares of Company Class B Common Stock sold pursuant to this clause (iii) are first converted to shares of Company Class A Common Stock and (II) such limitation on the number of shares of Company Common Stock which may be sold by such Primary Holder and such Primary Holder's Permitted Transferees pursuant to this clause (iii) shall terminate four (4) years following the date of this Agreement;

          (iv) Transfers or sales of shares of Company Common Stock effected without registration on terms and under circumstances corresponding to those terms and circumstances on and under which exempt private placements may be made by the Company pursuant to Section 4(2) of the Securities Act may be made by a Primary Holder without limit; provided, that,

             (A) subject to the provisions of Section 3.2 of this Agreement, any shares of Company Class B Common Stock transferred or sold pursuant to this clause (iv) are first converted to shares of Company Class A Common Stock, and

             (B) if, as a result of, and after giving effect to, such transaction the transferee of such shares of Company Common Stock, together with any group (within the meaning of Section 13(d)(3) of the Exchange Act) of which such transferee is a member, would hold shares of Company Common Stock having the right to cast five percent (5%) or more of the total votes entitled to be cast by the holders of Company Common Stock when voting together as a single class, then the transferee in such transaction (i) agrees in writing, a copy of which is delivered to the Company, as a part of such transaction to offer, within 180 days of such transaction, to acquire any and all shares of Company Common Stock, at the highest price per share paid by the transferee to the transferor, by means of a tender offer, merger or other similar transaction, and
        (ii) such agreement provides that the Company and the other stockholders of the Company shall be third party beneficiaries thereof and that, unless the transferee thereafter makes such offer and acquires all such shares of Company Common Stock tendered to such transferee pursuant to, or otherwise electing to participate in, such offer or transaction within such 180 day period, such transferee shall have no voting rights with respect to, and may be enjoined from exercising any voting rights with respect to, any shares of Company Common Stock beneficially owned by such transferee (but without relieving such transferee of its obligation to make such offer and acquisition); provided, this subclause
        (B) shall not be applicable to any transaction as to which the Company agrees in writing not to require such agreement; and provided further, this subclause (B) shall not be applicable

                (I) at any time after the Restricted Holders beneficially own, directly or indirectly, in the aggregate shares of Company Common Stock which are subject to the provisions of this Agreement either having the right to cast less than 15% of the total votes entitled to be cast by the holders of the Company Common Stock voting together as a single class or constituting less than 15% of the aggregate number of the outstanding shares of Company Common Stock, whichever shall first occur, or

                (II) at any time after a person or group (within the meaning of Section 13(d)(3) of the Exchange Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Company Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Company Common Stock when voting together as a single class;

          (v) Sales of Company Common Stock pursuant to Article 2 of this Agreement may be made by a Primary Holder;

          (vi) Pledges may be made by a Primary Holder or a Restricted Holder subject to the provisions of this Section 3.1(vi) of such Primary Holder's or Restricted Holder's shares of Company Common Stock, to the extent the sale, transfer, pledge, hypothecation or other disposition of such shares is restricted

                                     A-IV-11
     pursuant to the provisions of this Agreement, to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided, that shares of Company Class B Common Stock so pledged shall not be transferred to or registered in the name of the pledgee and all shares of Company Common Stock so pledged shall remain subject to the provisions of this Agreement; and provided further, that, in the event of foreclosure or other similar action by the pledgee, any such pledged shares of Company Class B Common Stock may only be (I) transferred to a Permitted Transferee of the pledgor who, if not a Primary Holder, becomes a Restricted Holder with respect to such shares of Company Class B Common Stock or (II) converted into shares of Company Class A Common Stock, as the pledgee may elect;

          (vii) Sales, transfers or exchanges of Company Common Stock may be made pursuant to any tender or exchange offer to purchase or acquire any portion of the outstanding Company Common Stock which is extended equally to all stockholders of the Company based on their percentage ownership of the outstanding Company Common Stock, provided, that (A) the per share consideration received in such transaction by the Restricted Holders for their Company Common Stock is the same as the per share consideration offered to the other holders of Company Common Stock, (B) unless the Restricted Holders no longer beneficially own, directly or indirectly, in the aggregate shares of Company Common Stock which are subject to the provisions of this Agreement having the right to cast 15% or more of the total votes entitled to be cast by the holders of the Company Common Stock voting together as a single class or a person or group (within the meaning of Section 13(d)(3) of the Exchange Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Company Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Company Common Stock when voting together as a single class, such offer is to acquire all of the outstanding Company Common Stock, (C) unless such offer is to acquire all of the outstanding Company Common Stock, sales, transfers or exchanges may be made only of Company Class A Common Stock pursuant to the provisions of this clause (vii), and (D) if, as a result of any such offer, the holders of shares of Company Common Stock immediately prior to such offer, in their capacity as such holders, would be entitled to receive capital stock of the entity making such offer having 50% or more of the combined voting power of the capital stock of such entity, then the provisions of this Agreement shall remain in effect with respect to the capital stock of such entity received by the Restricted Holders pursuant to such offer;

          (viii) Transfers, exchanges or other dispositions of Company Common Stock may be made pursuant to any merger or consolidation involving the Company, provided, that the per share consideration received in such transaction by the Restricted Holders for their Company Common Stock is the same as the per share consideration received by the other holders of Company Common Stock, and provided further, that, unless as a result of such transaction the conditions of Section 3.6 hereof are met, the provisions of this Agreement shall remain in effect with respect to the capital stock of such surviving or resulting entity; and

          (ix) Transfers, exchanges or other dispositions of Company Common Stock may be made in connection with any recapitalization, reorganization, reclassification, change of domicile merger or other similar transaction in which there is no change in the relative percentages of ownership among the holders of the capital stock of the resulting or surviving entity from the percentages of ownership of the Company Common Stock which existed immediately prior to such transaction, provided, that the provisions of this Agreement shall remain in effect with respect to the capital stock of such surviving or resulting entity.

     It shall be a condition to any sale pursuant to clause (iv) of this Section
     3.1 that the transferor of Company Common Stock in such transaction give written notice to the transferee in such transaction of the existence of and the provisions of this Agreement and the applicability of this Agreement, if any, to the shares of Company Common Stock being transferred in such transaction and certify in writing to the Company that such notice was given.

     Section 3.2 Permitted Transfers of Company Class B Common Stock Without Conversion. Notwithstanding the provisions of Section 3.1 of this Agreement, a Primary Holder and any Restricted Holder may

                                     A-IV-12
sell or otherwise transfer shares of Company Class B Common Stock, to the extent the sale or transfer of such shares of Company Class B Common Stock is subject to this Agreement, without the requirement that such shares be converted to shares of Company Class A Common Stock in such transaction, if:

          (a) as a result of, and after giving effect to, such transaction the transferee of such shares of Company Class B Common Stock, together with any group (within the meaning of Section 13(d)(3) of the Exchange Act) of which such transferee is a member, would not hold shares of Company Common Stock having the right to cast five percent (5%) or more of the total votes entitled to be cast by the holders of Company Common Stock when voting together as a single class; or

          (b) the transferee in such transaction (i) agrees as a part of such transaction to offer, within 180 days of such transaction, to acquire any and all shares of Company Common Stock, at the highest price per share paid by the transferee to the transferor, by means of a tender offer, merger or other similar transaction, which agreement provides that the Company and the other stockholders of the Company shall be third party beneficiaries thereof, and (ii) such agreement provides that, unless the transferee thereafter makes such offer and acquires all such shares of Company Common Stock tendered to such transferee pursuant to, or otherwise electing to participate in, such offer or transaction within such 180 day period, (A) such transferee shall have no voting rights with respect to, and may be enjoined from exercising any voting rights with respect to, any shares of Company Common Stock beneficially owned by such transferee and (B) any shares of Company Class B Common Stock acquired by such transferee pursuant to the provisions of this paragraph (b) shall, without further act on anyone's part, be converted into shares of Company Class A Common Stock effective upon the expiration of such 180 day period and stock certificates formerly representing such shares of Company Class B Common Stock shall thereafter be deemed to represent an equal number of shares of Company Class A Common Stock; provided, that such termination of voting rights and conversion of Company Class B Common Stock shall not relieve such transferee of such transferee's obligations to make such offer and acquisition; and provided further, this paragraph (b) shall not be applicable to any transaction as to which the Company agrees in writing not to require such agreement; or

          (c) The transferee in such transaction is either (i) a Primary Holder or (ii) a Permitted Transferee who agrees at the time of such sale or transfer, with respect to the shares of Company Class B Common Stock acquired in such sale or transfer, in form reasonably satisfactory to the Company, to become subject to the restrictions on transfer contained in
     Section 3.1(vi) and Section 3.2 of this Agreement; or

          (d) The transaction complies with the provisions of Sections 3.1(vii), 3.1(viii) or 3.1(ix) hereof.

     Section 3.3 Changes in Ownership of Certain Entities. (a) If by reason of any proposed change in the ownership of the stock, partnership interests or member interests, or the identity or ownership interests of the managers of a Permitted Transferee under the provisions of paragraph (g)(i)(V) of Article 1, such corporation, partnership or limited liability company would no longer qualify as a Permitted Transferee under paragraph (g)(i)(V) of Article 1, then the event by which such proposed change of ownership shall occur shall be deemed to be a sale, transfer, pledge, hypothecation or other disposition of all of the Company Common Stock previously transferred to such corporation, partnership or limited liability company pursuant to the provisions of paragraph (g)(i)(V) of
Article 1 hereof then held by such corporation, partnership or limited liability company, partnership or limited liability company which sale, transfer, pledge, hypothecation or other disposition must comply with the provisions of this Agreement.

     (b) Notwithstanding the provisions of paragraph (a) of this Section 3.3, pledges may be made of the stock, partnership interests or member interests in, or the ownership interests in the managers of, a Permitted Transferee which has qualified as a Permitted Transferee under the provisions of Paragraph (g)(i)(V) of Article 1 hereof, provided, such Permitted Transferee has agreed in connection with such pledge that, in the event of foreclosure or other similar action by the pledgee, any shares of Company Class B Common Stock owned by such Permitted Transferee will either be (I) transferred to a Permitted Transferee of the pledgor who, if not a Primary Holder, becomes a Restricted Holder with respect to such shares of Company Class B Common Stock or (II) converted into shares of Company Class A Common Stock.

                                     A-IV-13

     Section 3.4 Changes in Ownership of the Blount Family Partnership. No general or limited partnership interest in, and no stock of any corporate general partner of, the Blount Family Partnership may be transferred to any person who is not a Primary Holder, a Family Transferee, a Permitted Transferee or an organization to which contributions are deductible for federal income, estate or gift tax purposes without the prior written consent of the Company. The provisions of this Section 3.4 shall not be applicable and shall be of no further force and effect at any time after either (i) the Restricted Holders no longer beneficially own, directly or indirectly, in the aggregate shares of Company Common Stock which are subject to the provisions of this Agreement having the right to cast 15% or more of the total votes entitled to be cast by the holders of the Company Common Stock voting together as a single class or
(ii) a person or group (within the meaning of Section 13(d)(3) of the Exchange
Act) who is not or does not include a Restricted Holder beneficially owns, directly or indirectly, shares of Company Common Stock having the right to cast a majority of the votes entitled to be cast by the holders of Company Common Stock when voting together as a single class, whichever shall first occur.

     Section 3.5 No Adverse Effect on Registration Rights. No violation of, or failure to comply with, the provisions of this Article 3 shall adversely effect, limit or otherwise restrict the rights of the Primary Holders and Holders pursuant to Article 2 of this Agreement.

     Section 3.6 Termination in Certain Events. Upon the liquidation or dissolution of the Company or upon the occurrence of any reorganization, merger or other transaction in which holders of shares of Company Common Stock immediately prior to such event, in their capacity as such holders, receive less than 50% of the combined voting power of the surviving or resulting entity, the provisions of this Article 3 shall terminate and be of no further force and effect.

ARTICLE 4.  MISCELLANEOUS

     Section 4.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

     Section 4.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware, applied without giving effect to conflict-of-law principles.

     Section 4.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 4.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

     Section 4.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (10) days' advance written notice to the other parties.

     Section 4.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

     Section 4.7 Antidilution. In the event there is any increase or decrease in the number of issued and outstanding shares of Company Common Stock following the Effective Time of the Merger resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Company Common Stock) or any other increase or decrease in the number of issued and outstanding shares of Company Common Stock effected without receipt of consideration by the Company, the shares resulting from such subdivision or consolidation or issued as such dividend shall be subject to the provisions of this Agreement to

                                     A-IV-14
the same extent as were the shares as to which such subdivision or consolidation occurred or the shares with respect to which such dividend was distributed and the number of shares of Company Common Stock set forth in any provision of this Agreement shall be appropriately adjusted for any such increase or decrease.

     Section 4.8 Legends. All certificates evidencing shares of Company Common Stock now owned or hereafter transferred by the Blount Family Partnership shall bear, so long as the restrictions hereunder are applicable to such shares, legends to the effect that the shares represented thereby and the transfer thereof are subject to the provisions of this Agreement.

     Section 4.9 Amendments and Waiver. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent or the Company and each Primary Holder affected by such amendment or waiver.

     Section 4.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                       BLOUNT INTERNATIONAL, INC.

                                       By
                                       --------------------------------------
                                       [                      ]
                                       Its

                                       Address:  P.O. Box 949
                                                 Montgomery, Alabama 36101-0949

                                       --------------------------------------
                                       Winton M. Blount

                                       Address:  [          ]
                                                 [          ]
                                                 [          ]

                                       --------------------------------------
                                       Carolyn S. Blount

                                       Address:  [          ]
                                                 [          ]
                                                 [          ]

                                       --------------------------------------
                                       Winton M. Blount III

                                       Address:  [          ]
                                                 [          ]
                                                 [          ]

                                     A-IV-15

                                          --------------------------------------
                                          Samuel R. Blount

                                          Address:  [          ]
                                                    [          ]
                                                    [          ]

                                          --------------------------------------
                                          Joseph W. Blount

                                          Address:  [          ]
                                                    [          ]
                                                    [          ]

                                          --------------------------------------
                                          Thomas A. Blount

                                          Address:  [          ]
                                                    [          ]
                                                    [          ]

                                          --------------------------------------
                                          Katherine Blount Miles

                                          Address:  [          ]
                                                    [          ]
                                                    [          ]

                                             THE BLOUNT HOLDING COMPANY, L.P.

                                                      By BHP, Inc.,
                                                   Its General Partner

                                          By
                                          --------------------------------------
                                                      Winton M. Blount
                                                       Its President
                                          Address:  [          ]
                                                    [          ]
                                                    [          ]

                                     A-IV-16

                                                                       EXHIBIT V

     Note: Counsel for HBC may limit its opinion to the laws of the State of Alabama, the DGCL and the federal laws of the United States, and such opinion may be subject to such assumptions and other qualifications, and may rely on such certifications, as are customary in rendering opinions in transactions similar to the Merger.

     1. Each of HBC and the Subsidiary has been duly incorporated and is validly existing as a corporation in good standing under the General Corporation Law of the State of Delaware (the "DGCL").

     2. Each of HBC and the Subsidiary has full corporate power to carry on its business as to our knowledge it is now being conducted and to own all of its material properties and assets.

     3. The authorized capital stock of HBC and the issued and outstanding capital stock of HBC is, as of the date of the Registration Statement, as set
forth in the Registration Statement on page   under the caption
"                      ." All issued and outstanding shares of HBC Class A
Common Stock and HBC Class B Common Stock, and all of the issued and outstanding shares of the capital stock of the Subsidiary, have been duly authorized and validly issued, are fully paid and nonassessable by HBC or the Subsidiary, as the case may be, and were not issued in violation of any preemptive rights under DGCL or, to the knowledge of such counsel, in violation of any other rights to purchase such shares.

     4. HBC owns of record all of the issued and outstanding shares of the capital stock of the Subsidiary free and clear of all liens, security interests or pledges.

     5. Each of HBC and Subsidiary has full corporate power to execute and deliver the Merger Agreement and to consummate the transactions contemplated thereby.

     6. The execution, delivery and performance by HBC of the Merger Agreement and the transactions contemplated thereby have been duly authorized by the necessary corporate action on the part of HBC. The execution, delivery and performance by the Subsidiary of the Merger Agreement and the transactions contemplated thereby have been duly authorized by the necessary corporate action on the part of the Subsidiary.

     7. The Merger Agreement has been duly executed by HBC and the Subsidiary, and the Merger Agreement (except for the indemnity provisions thereof, as to which such counsel need not express an opinion) constitutes the valid and binding obligation of HBC and the Subsidiary, enforceable against HBC and the Subsidiary in accordance with its terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

     8. The execution and delivery of the Merger Agreement by HBC and the Subsidiary did not, and the consummation of the transactions therein contemplated by HBC and the Subsidiary does not, constitute a breach or violation of, or a default under, any law, rule or regulation or, to the knowledge of such counsel, any court order, judgment or decree of any governmental or regulatory body, in each case, to which HBC or the Subsidiary is subject or by which any of their material properties or assets are bound or affected, or require any consent or approval of any other party under any law, rule or regulation to which HBC or the Subsidiary are subject, except for required approvals under the federal securities laws and under state securities or blue sky laws.

     9. The execution and delivery of the Merger Agreement by HBC and the Subsidiary did not, and the consummation of the transactions therein contemplated by HBC will not, constitute a breach or violation of, or constitute a default (or any event which with notice of lapse of time or both would become a default) under, (a) the Certificate of Incorporation or By-Laws of HBC or the Subsidiary, or (b) except as indicated in the Merger Agreement, any material contract (excluding any contracts which are terminable at will upon fewer than 30 days' notice), lease or instrument (including any note, mortgage, indenture or other evidence of indebtedness), known to such counsel, to which HBC or the Subsidiary is a party, in each case, which breach,

                                      A-V-1
violation or default would, in the judgment of such counsel, have a material adverse effect on HBC and the Subsidiary, taken as a whole.

     10. To the knowledge of such counsel, no actions, suits or proceedings are pending or threatened against HBC or the Subsidiary which challenge the validity of the Merger Agreement or any action required to be taken by HBC or the Subsidiary pursuant to the Merger Agreement.

     11. Insofar as the Registration Statement and the Proxy Statement relate to HBC and the Subsidiary (other than the financial statements and other financial and statistical information and data contained therein and other than information supplied by persons other than HBC and the Subsidiary for inclusion therein, as to which such counsel need express no opinion), the Registration Statement complied as to form as of the effective date of the Registration Statement in all material respects with the requirements of the Securities Act.

     12. The shares of HBC Common Stock issued pursuant to the Merger have been duly authorized and validly issued, and are fully paid and nonassessable.

     13. The Registration Statement was declared effective by the Securities and Exchange Commission prior to the mailing of the Proxy Statement and has remained effective at all times subsequent to its having been declared effective. There is no stop order in effect with respect to such Registration Statement under the Securities Act and, to our knowledge, no proceedings for that purpose have been instituted or are threatened. All filings required to be made pursuant to Rule 424 promulgated under the Securities Act have been made. The shares of HBC Common Stock to be issued in the Merger have been registered or qualified, or are exempt from registration or qualification, under all applicable state securities laws.

                                      A-V-2

                                                                      APPENDIX B

                     OPINION OF J.P. MORGAN SECURITIES INC.

July 31, 1995

Board of Directors and
Independent Committee of the Board of Directors
Blount, Inc.
4520 Executive Park Drive
P.O. Box 949
Montgomery, Alabama 36116-1602

Attention:  Mr. Alfred M. Gleason
            Chairman of the Independent Committee

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the Minority Shareholders (as defined below) of Blount, Inc. (the "Company" or "Blount") of the terms of the exchange with HBC, Incorporated (the "Parent" or "HBC") pursuant to the merger of the Company into a subsidiary of the Parent (the "Transaction"). Pursuant to the Plan and Agreement of Merger dated as of August 17, 1995 (including the exhibits thereto, the "Agreement") between the Company and the Parent, a newly formed subsidiary of the Parent will merge into the Company, with the Company surviving, and the Class A and Class B shares of the Company will be automatically converted into newly issued Class A and Class B shares of HBC.

     We understand that the Transaction has been structured to generally provide that:

        - The percentage of Class A and Class B shares, respectively, of Blount owned by the following individuals: Winton M. Blount, Carolyn S. Blount, Winton M. Blount III, Samuel R. Blount, Joseph W. Blount, Thomas A. Blount, and Katherine Blount Miles (Mr. Blount, Mrs. Blount and such other individuals being herein referred to collectively as the "Blount Family"), including the Blount Family's indirect ownership interests in Blount, and the percentage of Class A and Class B shares, respectively, of Blount owned by shareholders of Blount other than the Blount Family, including the Family's indirect ownership interest (the "Minority Shareholders"), will be identical to the percentage of Class A and Class B shares of HBC owned by the Blount Family and the Minority Shareholders after the Transaction.

        - Expenses directly related to the Transaction will be paid by HBC, the Blount Holding Company, L.P. (the "Blount Family Partnership"), or the Blount Family. Reserves will be established on the balance sheet of HBC for expenses not paid by the Closing Date.

        - As the Closing Date, HBC will have charitable deductions carryforwards for federal income tax purposes of not less than $4.8 million and net worth of not less than $500,000, after giving effect to reserves established for expenses, whether or not such reserves would be established under generally accepted accounting principles ("GAAP"), and not including any deferred tax assets related to the charitable deduction carryforwards.

        - The Blount Family Partnership will indemnify HBC for all damages and liabilities incurred as a result of any claim, action or proceeding arising out of or related to (a) the Transaction, and (b) the acts or omissions of, or state of facts relating to, HBC occurring or existing prior to the closing of the Transaction, except for the following: (i) the first $250,000 of any existing unreserved liabilities of HBC, (ii) the first $500,000 of any liabilities resulting from claims or litigation connected with the Transaction and 50% of liabilities from claims or litigation connected with the Transaction in excess of the first $500,000, and (iii) any tax liabilities arising as a result of the Transaction.

        - Upon the earlier of (i) three years after the execution and delivery of the Agreement and (ii) two years after the death of Mr. Winton M. Blount, the Blount Family Partnership may establish an escrow account to satisfy any claims which have been made up to such time or which the parties are then aware grounds for the assertion thereof may exist and thereafter the sole recourse for indemnity shall be to such escrow account.

        - The charter of HBC will provide that, after the death of Winton Blount, all Class B shares of HBC will automatically convert to Class A shares of HBC at such time as the total number of Class B shares of HBC outstanding constitutes less than 10% of the total Class A and Class B shares of HBC outstanding.

        - The Blount Family and the Blount Family Partnership will enter into an agreement that will limit the manner in which they can dispose of HBC shares, including provisions that in certain circumstances would require the transferee to agree to make a tender offer for any and all Class A and Class B shares at the same price per share offered to the Blount Family or the Blount Family Partnership.

     Please be advised that while certain provisions of the Transaction are summarized above, the terms of the Transaction are more fully described in the Agreement. As a result, the description of the Transaction and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Agreement. J.P. Morgan was engaged to opine only on the fairness of the Transaction from a financial point of view and was not involved in the structuring of the Transaction.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) a draft of a proxy statement/prospectus of the Company and the Parent with respect to the Transaction (the "Proxy Statement"); (iii) publicly available terms of certain transactions comparable to the Transaction and the terms of those transactions; (iv) publicly available information on companies who have established holding companies in the absence of a specific transaction; (v) the audited financial statements of the Company and the Parent for the fiscal year ended February 28, 1995, and the unaudited financial statements of the Company and the Parent for the period ended May 31, 1995; and (vi) information relating to the past operations and financial results of HBC.

     In addition, we have held discussions with certain members of the management and agents of the Company and the Parent with respect to certain aspects of the Transaction, the past and current business operations of the Parent, the financial condition and future prospects and operations of the Parent, the effects of the Transaction on the financial condition and future prospects of the Company and the Parent, and certain other matters we believed necessary or appropriate to our inquiry. We reviewed other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Parent or otherwise reviewed by J.P. Morgan, and we have not assumed any responsibility or liability therefor. In addition, we have not conducted a valuation of the Company or the Parent and we do not state any opinion on the absolute value of either business. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and estimates of expenses provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Parent to which such analyses or estimates of expenses relate. We have also assumed the accuracy of the Parent's representations and warranties set forth in the Agreement, that the Transaction will have the tax and accounting consequences described in the Proxy Statement, and in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in such Agreement and the Proxy Statement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

     We are expressing no opinion herein as to the price at which the HBC Class A and Class B stock will trade if and when issued or at any future time. Other factors after the date hereof may affect such prices and the value of the businesses of the Company and HBC after consummation of the Transaction, including but not limited to (i) the disposition of the common stock of the Parent by shareholders of the Parent after the effective date of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) changes in the current capital markets and (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or of the Parent.

     We have acted as financial advisor to the Independent Committee of the Board of Directors of the Company with respect to the proposed Transaction and have received a fee from the Company for our services. We will not receive an additional fee if the proposed Transaction is consummated. Excluding the fee discussed above, J.P. Morgan and its affiliates have received fees from Blount totaling approximately $1.9 million since January 1993, the majority of which related to the Company's issuance of high yield debt securities in 1993 and credit-related fees. An affiliate of J.P. Morgan is one of the Company's commercial lenders and acts as agent bank under its principal credit facility. In addition, in the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade in the debt and equity securities of the Company or the Parent for their own account or for the accounts of customers, and accordingly, they may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the terms of the exchange in the proposed Transaction are fair, from a financial point of view, to the stockholders of Blount, other than HBC and the Blount Family.

     This letter is provided for the benefit of the Independent Committee of the Board of Directors and the Board of Directors of the Company in connection with and for the purposes of their evaluation of the Transaction, is not on behalf of any stockholders of the Company or any other person other than the Independent Committee of the Board of Directors and the Board of Directors of the Company and may not be used or relied upon for any other purpose. This opinion may not be disclosed, referred to, or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our written consent in each instance.

     This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:       /s/  Robert Sroka
   -----------------------------
    Name:  Robert Sroka
    Title:  Managing Director

                                                                      APPENDIX C

                                  BLOUNT, INC.

                    1992 BLOUNT INCENTIVE STOCK OPTION PLAN

                                   ARTICLE I

                                  Definitions

SEC. 1.1  DEFINITIONS

     As used herein, the following terms shall have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

          (a) "Company" shall mean Blount, Inc., a Delaware corporation.

          (b) "Board" shall mean the Board of Directors of the Company.

          (c) "Committee" shall mean the Compensation and Management Development Committee of the Board consisting of two (2) or more persons.

          (d) "Stock," with respect to each share to which that term refers, shall mean one (1) share of Class A Common Stock of the Company, par value $1.00 per share.

          (e) "Fair Market Value" shall mean the average of the highest price and the lowest price per share at which the Stock is sold in the regular way on the American Stock Exchange on the day an Incentive Option is granted hereunder or, in the absence of any reported sales on such day, the first preceding day on which there were such sales.

          (f) "Fundamental Change" shall mean any of the following events:

             (i) the sale by the Company of substantially all of its assets to a single purchaser or a group of associated or affiliated purchasers;

             (ii) the sale, exchange, or other disposition, in one transaction to an entity or entities not affiliated with the Company, of more than fifty percent (50%) of the outstanding common stock of the Company other than a sale, exchange, or disposition of the common stock of the Company resulting from a public or private offering of common stock or other security convertible into common stock of the Company which offering is sponsored or initiated by the Company and approved by the Board;

             (iii) the merger or consolidation of the Company in a transaction in which the stockholders of the Company receive less than fifty percent (50%) of the outstanding voting stock of the new or continuing entity; or

             (iv) a change in control of the Board as constituted on the date this is adopted by the Board.

          (g) "Incentive Option" shall mean an option to purchase Stock granted pursuant to the provisions of Article VI hereof.

          (h) "Optionee" shall mean an employee to whom an Incentive Option has been granted hereunder.

          (i) "Plan" shall mean the 1992 Blount Incentive Stock Option Plan, the terms of which are set forth herein.

          (j) "Incentive Stock Option Agreement" shall mean the agreement between the Company and the Optionee under which the Optionee may purchase Stock hereunder.

          (k) "Subsidiary" shall mean any corporation, the majority of the outstanding capital stock of which is owned, directly or indirectly, by the Company.

                                   ARTICLE II

                                    THE PLAN

SEC. 2.1  NAME

   This plan shall be known as the "1992 Blount Incentive Stock Option Plan."

SEC. 2.2  PURPOSE

     The purpose of the Plan is to advance the interests of the Company and its stockholders by affording to key management employees of the Company and its subsidiaries an opportunity to acquire or increase their proprietary interest in the Company by the grant to such employees of Incentive Options under the terms set forth herein. These Incentive Options are intended to qualify as "incentive stock options" within the meaning of Section 422 of the U.S. Internal Revenue Code (the "Code"). By thus encouraging such employees to become owners of the Company stock, the Company seeks to motivate, retain and attract those highly competent individuals upon whose judgment, initiative, leadership and continued efforts the success of the Company in large measure depends.

SEC. 2.3  EFFECTIVE DATE

     The Plan shall be deemed adopted and shall become effective upon its approval by the Board subject to its subsequent approval within 12 months of adoption by the Board by the stockholders of the Company at an annual or special meeting of the stockholders of the Company. No option granted hereunder may become exercisable unless and until such approval is obtained. Any subsequent amendments to the Plan requiring the consent of the stockholders of the Company shall become effective upon approval of such amendments by the Board and by the affirmative vote of the majority of the outstanding shares of Stock of the Company at any annual or special meeting of the stockholders of the Company and (if necessary) upon the filing of appropriate certificates of amendment to the Certificate of Incorporation of the Company with the appropriate authorities in the State of Delaware.

                                  ARTICLE III

                                  PARTICIPANTS

SEC. 3.1  ELIGIBILITY

     Any officer or other key management employee of the Company or its subsidiaries shall be eligible to participate in the Plan; provided, however, that no member of the Committee shall be eligible to receive equity securities or options of the Company under the Plan or equity securities or options of the Company under any other plan of the Company while serving on the Committee or for a period of one year prior to serving on the Committee, except as permitted by the rules and regulations of the Securities Exchange Act of 1934. The Committee may grant Incentive Options to any eligible employee in accordance with such determinations as the Committee from time to time in its sole discretion shall make.

                                   ARTICLE IV

                                 ADMINISTRATION

SEC. 4.1  DUTIES AND POWERS OF COMMITTEE

     The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, the Committee shall have sole discretion and authority to determine from among eligible employees those to whom and the time or times at which Incentive Options may be granted, the number of shares of Stock to be subject to each Incentive Option, and the period for the exercise of such Incentive Option which need not be the same for each grant hereunder. Subject to the express provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the details and provisions of each Incentive Stock Option Agreement and to make all other determinations necessary or advisable in the administration of the Plan.

SEC. 4.2  MAJORITY RULE

     A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority present at a meeting at which a quorum is present or any action taken without a meeting evidenced by a writing executed by a majority of the whole Committee shall constitute the action of the Committee.

SEC. 4.3  COMPANY ASSISTANCE

     The Company shall supply full and timely information to the Committee on all matters relating to eligible employees, their employment, death, or other termination of employment, and such other pertinent facts as the Committee may require. The Company shall furnish the Committee with such clerical and other assistance as is necessary in the performance of its duties.

                                   ARTICLE V

                        SHARES OF STOCK SUBJECT TO PLAN

SEC. 5.1  LIMITATIONS

     Subject to adjustment pursuant to the provisions of Section 5.3 hereof, the number of shares of Stock which may be issued and sold hereunder shall not exceed 750,000 shares of Stock. Such shares may be either authorized and unissued shares or shares issued and thereafter acquired by the Company.

SEC. 5.2  INCENTIVE OPTIONS GRANTED UNDER PLAN

     Shares of Stock with respect to which an Incentive Option granted hereunder shall have been exercised shall not again be available for grant hereunder. If Incentive Options granted hereunder shall expire, terminate or be canceled for any reason without being wholly exercised, new Incentive Options may be granted hereunder covering the number of shares to which such Incentive Option expiration, termination or cancellation relates.

SEC. 5.3 ANTIDILUTION AND FUNDAMENTAL CHANGE

     In the event that the outstanding shares of Stock hereafter are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend:

          (a) the aggregate number and kind of shares subject to Incentive Options which may be granted hereunder shall be adjusted appropriately;

          (b) rights under outstanding Incentive Options granted hereunder, both as to the number of subject shares and the Incentive Option price, shall be adjusted appropriately;

          (c) where dissolution or liquidation of the Company is involved, each outstanding Incentive Option granted hereunder shall terminate, but the Optionee shall have the right, subject to the other provisions of the Plan except for Section 6.3, for thirty (30) days prior to such dissolution or liquidation, to exercise his Incentive Option in full, without regard to any installment exercise provisions, to the extent that it shall not have been exercised; provided, further, that for any portion of an Incentive Option that would not be exercisable because of the provisions of Section
     6.3 hereof, such portion shall be deemed converted into a nonstatutory option and become exercisable.

     The foregoing adjustments and the manner of application of the foregoing provisions shall be determined solely by the Committee, and any such adjustment shall provide for the elimination of fractional share interests.

     In the event of a Fundamental Change, every Incentive Option outstanding shall terminate, provided that for a period of thirty (30) days prior to the effective date of such Fundamental Change and subject to the other provisions of the Plan, except for Section 6.3, Optionee shall have the right to exercise his Incentive Option in full, without regard to any installment exercise provisions, to the extent that it shall not have been exercised; provided, further, that for any portion of an Incentive Option that would not be exercisable because of the provisions of Section 6.3, such portion shall be deemed converted into a non-statutory option and become exercisable.

                                   ARTICLE VI

                               INCENTIVE OPTIONS

SEC. 6.1 INCENTIVE OPTION GRANT AND AGREEMENT

     Each Incentive Option granted hereunder shall be evidenced by minutes of a meeting or the written consent of the Committee and by a Incentive Stock Option Agreement dated as of the date of grant and executed by the Company and the Optionee, which Agreement shall set forth such terms and conditions as may be determined by the Committee consistent with the Plan.

SEC. 6.2 STOCK OWNERSHIP LIMITATION

     The Committee shall not grant an Incentive Option to any employee who, at the time of grant, owns more than ten percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary of the Company unless such Incentive Option is granted (i) for a period not to exceed five (5) years, and (ii) at a per share price not less than 110% of the Fair Market Value of the Stock on the date the Incentive Option is granted.

SEC. 6.3 ANNUAL EXERCISE LIMITATION

     The aggregate Fair Market Value (determined at the time the Incentive Option is granted) of the stock with respect to which incentive stock options (as defined in Section 422 of the Code) are exercisable for the first time by such Optionee during any calendar year (under all such plans of the Company and its parent and subsidiary corporations) shall not exceed $100,000.

SEC. 6.4 INCENTIVE OPTION PRICE

     The per share price of the Stock subject to each Incentive Option shall be determined by the Committee, but said per share price shall not be less than the Fair Market Value of the Stock on the date the Incentive Option is granted.

SEC. 6.5 INCENTIVE OPTION PERIOD

     Each Incentive Option granted hereunder must be granted within ten years from the effective date of the Plan. The period for the exercise of each Incentive Option shall be determined by the Committee, but in no instance shall such period exceed ten years from the date of grant of the Incentive Option.

SEC. 6.6 INCENTIVE OPTION EXERCISE

     (a) No Incentive Option granted hereunder shall be exercisable unless and until the Optionee shall have been or remained in the employ of the Company or its subsidiaries for one year from and after the date such Incentive Option was granted, except as otherwise provided in Section 6.8 hereof.

     (b) Incentive Options may be exercised with respect to whole shares only, for such shares of Stock and within the period permitted by the exercise thereof as determined by the Committee, and shall be exercised by written notice of intent to exercise the Incentive Option with respect to a specified number of shares delivered to the Company at its principal office in the State of Alabama, and payment in full cash to the Company at said office of the amount of the Incentive Option price for the number of shares of Stock with respect to which the Incentive Option is then being exercised.

     (c) No Incentive Option granted hereunder shall be exercisable unless at all times during the period beginning on the date of the granting of such Incentive Option and ending on the day which is three months before the date of exercise (or ending on the day which is twelve months before the date of exercise in case of the death of the Optionee) the Optionee was an employee of either the Company or a parent or Subsidiary of the Company, or a corporation (or parent or subsidiary of such corporation) issuing or assuming such Incentive Option in a transaction to which Section 424(a) of the Code applies.

SEC. 6.7 NONTRANSFERABILITY OF INCENTIVE OPTION

     No Incentive Option shall be transferred by an Optionee otherwise than by will or the laws of descent and distribution. During the lifetime of an Optionee the Incentive Option shall be exercisable only by the Optionee.

SEC. 6.8 EFFECT OF DEATH OR OTHER TERMINATION OF EMPLOYMENT

     (a) If, prior to a date one year from the date an Incentive Option shall have been granted, the Optionee's employment with the Company or its subsidiaries shall be terminated by the Company or Subsidiary with or without cause, or by the act of the Optionee including death, the Optionee's right to exercise such Incentive Option shall terminate and all rights thereunder shall cease.

     (b) If on or subsequent to a date one year from the date an Incentive Option shall have been granted, the Optionee's employment with the Company or its subsidiaries shall be terminated by the Company or subsidiaries with or without cause, or by the act of the Optionee including death, the Optionee's right to exercise such Incentive Option shall extend only to the number of shares under the Incentive Option which such Optionee has on such date a fully vested right to exercise the Incentive Option with respect thereto. The Incentive Option with respect to all remaining shares shall terminate, and except as set forth in this Plan all rights under the Incentive Option shall cease.

     (c) In the event of the death of an Optionee, the executor or administrator of the estate of the Optionee or the person or persons to whom an Incentive Option granted hereunder shall have been validly transferred by the executor or the administrator pursuant to will or the laws of descent and distribution shall have the right to exercise the Optionee's Incentive Option for one year following the date of death (but not to exceed the original expiration date of the Incentive Option).

     (d) No transfer of an Incentive Option by the Optionee by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of such Incentive Option.

SEC. 6.9  RIGHTS AS STOCKHOLDER

     An Optionee or a transferee of an Incentive Option shall have no rights as a stockholder with respect to any shares subject to such Incentive Option prior to the purchase of such shares by exercise of such Incentive Option as provided herein.

                                  ARTICLE VII

                               STOCK CERTIFICATES

SEC. 7.1  STOCK CERTIFICATES

     The Company shall not be required to issue or deliver any certificate for shares of Stock purchased upon the exercise of any Incentive Option granted hereunder or any portion thereof, prior to fulfillment of all of the following conditions:

          (a) the admission of such shares to listing on all stock exchanges on which the Stock is then listed;

          (b) the completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulations of the U.S. Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall in its sole discretion deem necessary or advisable;

          (c) the obtaining of any approval or other clearance from any federal or state governmental agency which the Committee shall in its sole discretion determine to be necessary or advisable; and

          (d) the lapse of such reasonable period of time following the exercise of the Incentive Option as the Committee from time to time may establish for reasons of administrative convenience.

                                  ARTICLE VIII

              TERMINATION, AMENDMENT AND MODIFICATION OF THE PLAN

SEC. 8.1  TERMINATION, AMENDMENT AND MODIFICATION OF THE PLAN

     The Board may at any time terminate, and may at any time and from time to time and in any respect amend or modify, the Plan; provided, however, that no such action of the Board without approval of the stockholders of the Company may:

          (a) increase the total number of shares of Stock subject to the Plan except as contemplated in Section 5.3 hereof;

          (b) change the manner of determining the Incentive Option price; (c) withdraw the administration of the Plan from the Committee; or

          (d) permit any person while a member of the Committee to be eligible to receive an Incentive Option under the Plan; and

provided further, that no termination, amendment or modification of the Plan shall in any manner affect any Incentive Stock Option Agreement theretofore granted pursuant to the Plan without the consent of the Optionee or transferee of the Incentive Option.

                                   ARTICLE IX

                                 MISCELLANEOUS

SEC. 9.1  EMPLOYMENT

     Nothing in the Plan or in any Incentive Option granted hereunder or in any Incentive Stock Option Agreement relating thereto shall confer upon any employee the right to continue in the employ of the Company or any Subsidiary.

SEC. 9.2  OTHER COMPENSATION PLANS

     The adoption of the Plan shall not affect any other stock option or incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company or any Subsidiary.

SEC. 9.3  PLAN BINDING ON SUCCESSORS

     The Plan shall be binding upon the successors and assigns of the Company.

SEC. 9.4  SINGULAR, PLURAL; GENDER

     Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

SEC. 9.5  HEADINGS, ETC., NO PART OF PLAN

     Headings of Articles and Sections hereof are inserted for convenience and reference; they constitute no part of the Plan.

                                                                      APPENDIX D

                                  BLOUNT, INC.

                    1994 BLOUNT EXECUTIVE STOCK OPTION PLAN

                                   ARTICLE I.

                                  DEFINITIONS

SEC. 1.1  DEFINITIONS

     As used herein, the following terms shall have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

          (a) "Company" shall mean Blount, Inc., a Delaware corporation.

          (b) "Board" shall mean the Board of Directors of the Company.

          (c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

          (d) "Covered Employee" shall mean any individual who, as of the last day of the Company's taxable year, is either the Chief Executive Officer of the Company or is acting in such capacity, or is among the four highest compensated officers of the Company other than the Chief Executive Officer.

          (e) "Committee" shall mean the Compensation and Management Development Committee of the Board consisting of two (2) or more persons.

          (f) "Stock," with respect to each share to which that term refers, shall mean one (1) share of Class A Common Stock of the Company, par value $1.00 per share.

          (g) "Fair Market Value" shall mean the average of the highest price and the lowest price per share at which the Stock is sold in the regular way on the American Stock Exchange on the day an Option is granted hereunder or, in the absence of any reported sales on such day, the first preceding day on which there were such sales.

          (h) "Fundamental Change" shall mean any of the following events:

             (i) the sale by the Company of substantially all of its assets to a single purchaser or a group of associated or affiliated purchasers;

             (ii) the sale, exchange, or other disposition, in one transaction to an entity or entities not affiliated with the Company, of more than fifty percent (50%) of the outstanding common stock of the Company other than a sale, exchange, or disposition of the common stock of the Company resulting from a public or private offering of common stock or other security convertible into common stock of the Company which offering is sponsored or initiated by the Company and approved by the Board;

             (iii) the merger or consolidation of the Company in a transaction in which the stockholders of the Company receive less than fifty percent (50%) of the outstanding voting stock of the new or continuing entity; or

             (iv) a change in control of the Board as constituted on the date this is adopted by the Board.

          (i) "Option" shall mean an option to purchase Stock granted pursuant to the provisions of Article VI hereof.

          (j) "Optionee" shall mean an employee to whom an Option has been granted hereunder.

          (k) "Plan" shall mean the 1994 Blount Executive Stock Option Plan, the terms of which are set forth herein.

          (l) "Stock Option Agreement" shall mean the agreement between the Company and the Optionee under which the Optionee may purchase Stock hereunder.

          (m) "Subsidiary" shall mean any corporation, the majority of the outstanding capital stock of which is owned, directly or indirectly, by the Company.

                                  ARTICLE II.

                                    THE PLAN

SEC. 2.1  NAME

     This plan shall be known as the "1994 Blount Executive Stock Option Plan".

SEC. 2.2  PURPOSE

     The purpose of the Plan is to advance the interests of the Company and its stockholders by affording to key management employees of the Company and its subsidiaries an opportunity to acquire or increase their proprietary interest in the Company and to allow such employees to benefit directly from improved performance of the Company by the grant to such employees of Options under the terms set forth herein. By thus encouraging such employees to become owners of the Company stock and allowing them to benefit directly from improved performance of the Company, the Company seeks to motivate, retain and attract those highly competent individuals upon whose judgment, initiative, leadership and continued efforts the success of the Company in large measure depends. The Options granted under this Plan are not intended to qualify as incentive stock options under Section 422 of the Code.

SEC. 2.3  EFFECTIVE DATE

     The Plan shall be deemed adopted and shall become effective upon its approval by the Board subject to its subsequent approval within 12 months of adoption by the Board by the stockholders of the Company at an annual or special meeting of the stockholders of the Company. No option granted hereunder may become exercisable unless and until such approval is obtained. Any subsequent amendments to the Plan requiring the consent of the stockholders of the Company shall become effective upon approval of such amendments by the Board and by the affirmative vote of the majority of the outstanding shares of Stock of the Company at any annual or special meeting of the stockholders of the Company and, if necessary, upon the filing of appropriate certificates of amendment to the Certificate of Incorporation of the Company with the appropriate authorities in the State of Delaware.

                                  ARTICLE III.

                                  PARTICIPANTS

SEC. 3.1  ELIGIBILITY

     Any officer or other key management employee of the Company or its subsidiaries shall be eligible to participate in the Plan; provided, however, that no member of the Committee shall be eligible to receive equity securities or options of the Company under the Plan or equity securities or options of the Company under any other plan of the Company while serving on the Committee or for a period of one year prior to serving on the Committee, except to the extent permitted and still retain qualification of the Plan for exemption from the provisions of Section 16(b) of the Securities Exchange Act of 1934 under Rule 16(b) (3) under the Securities Exchange Act of 1934. The Committee may grant Options to any eligible employee in accordance with such determinations as the Committee from time to time in its sole discretion shall make.

                                  ARTICLE IV.

                                 ADMINISTRATION

SEC. 4.1  DUTIES AND POWERS OF COMMITTEE

     The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, the Committee shall have sole discretion and authority to determine from among eligible employees those to whom and the time or times at which Options may be granted, the number of shares of Stock to be subject to each Option, and the period for the exercise of such Option which need not be the same for each grant hereunder. Subject to the express provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the details and provisions of each Stock Option Agreement, and to make all other determinations necessary or advisable in the administration of the Plan.

SEC. 4.2  MAJORITY RULE

     A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority present at a meeting at which a quorum is present or any action taken without a meeting evidenced by a writing executed by a majority of the whole Committee shall constitute the action of the Committee.

SEC. 4.3  COMPANY ASSISTANCE

     The Company shall supply full and timely information to the Committee on all matters relating to eligible employees, their employment, death, or other termination of employment, and such other pertinent facts as the Committee may require. The Company shall furnish the Committee with such clerical and other assistance as is necessary in the performance of its duties.

                                   ARTICLE V.

                        SHARES OF STOCK SUBJECT TO PLAN

SEC. 5.1  LIMITATIONS

     Subject to adjustment pursuant to the provisions of Section 5.3 hereof, the number of shares of Stock which may be issued and sold hereunder shall not exceed 400,000 shares of Stock. Such shares may be either authorized and unissued shares or shares issued and thereafter acquired by the Company. The maximum number of shares with respect to which Options may be granted to any individual who has been a Covered Employee at any time during the term of the Plan is 100,000.

SEC. 5.2  OPTIONS GRANTED UNDER PLAN

     Shares of Stock with respect to which an Option granted hereunder shall have been exercised shall not again be available for grant hereunder. If Options granted hereunder shall expire, terminate or be canceled for any reason without being wholly exercised, new Options may be granted hereunder covering the number of shares to which such Option expiration, termination or cancellation relates.

SEC. 5.3  ANTIDILUTION AND FUNDAMENTAL CHANGE

     In the event that the outstanding shares of Stock hereafter are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend:

          (a) the aggregate number and kind of shares subject to Options which may be granted hereunder shall be adjusted appropriately;

          (b) rights under outstanding Options granted hereunder, both as to the number of subject shares and the Option price, shall be adjusted appropriately;

          (c) where dissolution or liquidation of the Company is involved, each outstanding Option granted hereunder shall terminate, but the Optionee shall have the right, subject to the other provisions of the Plan, for thirty (30) days prior to such dissolution or liquidation, to exercise his Option in full, without regard to any installment exercise provisions, to the extent that it shall not have been exercised;

     The foregoing adjustments and the manner of application of the foregoing provisions shall be determined solely by the Committee, and any such adjustment shall provide for the elimination of fractional share interests.

     In the event of a Fundamental Change, every Option outstanding shall terminate, provided that for a period of thirty (30) days prior to the effective date of such Fundamental Change and subject to the other provisions of the Plan, except for Section 6.4(a) which shall not apply, Optionee shall have the right to exercise his Option in full, without regard to any installment exercise provisions, to the extent that it shall not have been exercised.

                                  ARTICLE VI.

                                    OPTIONS

SEC. 6.1  OPTION GRANT AND AGREEMENT

     Each Option granted hereunder shall be evidenced by minutes of a meeting or the written consent of the Committee and by a Stock Option Agreement dated as of the date of grant and executed by the Company and the Optionee, which Agreement shall set forth such terms and conditions as may be determined by the Committee consistent with the Plan. Such Agreement shall bind the Optionee to provide written notice to the Company in the event that the Optionee shall make an election under Section 83(b) of the Code with respect to any Stock purchased through exercise of an Option under this Plan; such written notice shall be presented to the Company no later than ten (10) days following the filing of such election.

SEC. 6.2  OPTION PRICE

     The per share price of the Stock subject to each Option shall be determined by the Committee, but said per share price shall not be less than the Fair Market Value of the Stock on the date the Option is granted.

SEC. 6.3  OPTION PERIOD

     Each Option granted hereunder must be granted within ten years from the effective date of the Plan. The period for the exercise of each Option shall be determined by the Committee, but in no instance shall such period exceed ten years from the date of grant of the Option.

SEC. 6.4  OPTION EXERCISE

     (a) No Option granted hereunder shall be exercisable unless and until the Optionee shall have been or remained in the employ of the Company or its subsidiaries for one year from and after the date such Option was granted, except as otherwise provided in Section 6.6 hereof.

     (b) Options may be exercised with respect to whole shares only, for such shares of Stock and within the period permitted by the exercise thereof as determined by the Committee, and shall be exercised by written notice of intent to exercise the Option with respect to a specified number of shares delivered to the Company at its principal office in the State of Alabama, and payment in full in cash to the Company at said office of the amount of the Option price for the number of shares of Stock with respect to which the Option is then being exercised. If and to the extent that the Company is required to withhold on account of any present or future tax imposed by any taxing authority with respect to such exercise, the notice of exercise shall be accompanied by a check to the order of the Company in payment of the amount of such withholding, as determined by the Company in its sole discretion.

     (c) No Option granted hereunder shall be exercisable unless at all times during the period beginning on the date of the granting of such Option and ending on the day which is three months before the date of exercise (or ending on the day which is twelve months before the date of exercise in case of the death of the Optionee) the Optionee was an employee of either the Company or a parent or Subsidiary of the Company, or a corporation (or parent or subsidiary of such corporation) issuing or assuming such Option.

SEC. 6.5  NONTRANSFERABILITY OF OPTION

     No Option shall be transferred by an Optionee otherwise than by will or the laws of descent and distribution. During the lifetime of an Optionee the Option shall be exercisable only by the Optionee.

SEC. 6.6  EFFECT OF DEATH OR OTHER TERMINATION OF EMPLOYMENT

     (a) If, prior to a date one year from the date an Option shall have been granted, the Optionee's employment with the Company or its subsidiaries shall be terminated by the Company or Subsidiary with or without cause, or by the act of the Optionee including death, the Optionee's right to exercise such Option shall terminate and all rights thereunder shall cease.

     (b) If on or subsequent to a date one year from the date an Option shall have been granted, the Optionee's employment with the Company or its subsidiaries shall be terminated by the Company or subsidiaries with or without cause, or by the act of the Optionee including death, the Optionee's right to exercise such Option shall extend only to the number of shares under the Option which such Optionee has on such date a fully vested right to exercise the Option with respect thereto. The Option with respect to all remaining shares shall terminate, and except as set forth in this Plan all rights under the Option shall cease.

     (c) In the event of the death of an Optionee, the executor or administrator of the estate of the Optionee or the person or persons to whom an Option granted hereunder shall have been validly transferred by the executor or the administrator pursuant to will or the laws of descent and distribution shall have the right to exercise the Optionee's Option for one year following the date of death (but not to exceed the original expiration date of the Option).

     (d) No transfer of an Option by the Optionee by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of such Option.

SEC. 6.7  RIGHTS AS STOCKHOLDER

     An Optionee or a transferee of an Option shall have no rights as a stockholder with respect to any shares subject to such Option prior to the purchase of such shares by exercise of such Option as provided herein.

                                  ARTICLE VII.

                               STOCK CERTIFICATES

SEC. 7.1  STOCK CERTIFICATES

     The Company shall not be required to issue or deliver any certificate for shares of Stock purchased upon the exercise of any Option granted hereunder or any portion thereof, prior to fulfillment of all of the following conditions:

          (a) the admission of such shares to listing on all stock exchanges on which the Stock is then listed;

          (b) the completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulations of the U.S. Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall in its sole discretion deem necessary or advisable;

          (c) the obtaining of any approval or other clearance from any federal or state governmental agency which the Committee shall in its sole discretion determine to be necessary or advisable; and

          (d) the lapse of such reasonable period of time following the exercise of the Option as the Committee from time to time may establish for reasons of administrative convenience.

                                 ARTICLE VIII.

              TERMINATION, AMENDMENT AND MODIFICATION OF THE PLAN

SEC. 8.1  TERMINATION, AMENDMENT AND MODIFICATION OF THE PLAN

     The Board may at any time terminate, and may at any time and from time to time and in any respect amend or modify, the Plan; provided, however, that no such action of the Board without approval of the stockholders of the Company may:

          (a) increase the total number of shares of Stock subject to the Plan except as contemplated in Section 5.3 hereof;

          (b) change the manner of determining the Option price;

          (c) withdraw the administration of the Plan from the Committee; or

          (d) permit any person while a member of the Committee to be eligible to receive an Option under the Plan; and provided further, that no termination, amendment or modification of the Plan shall in any manner affect any Stock Option Agreement theretofore granted pursuant to the Plan without the consent of the Optionee or transferee of the Option and provided further that any amendment which if not approved by Stockholders of the Company would adversely affect the qualification of the Plan for exemption from the provisions of Section 16(b) of Securities Exchange Act of 1934 under Rule 16(b) (3) under the Securities Exchange Action of 1934 will require approval of the Stockholders of the Company.

                                  ARTICLE IX.

                                 MISCELLANEOUS

SEC. 9.1  EMPLOYMENT

     Nothing in the Plan or in any Option granted hereunder or in any Stock Option Agreement relating thereto shall confer upon any employee the right to continue in the employ of the Company or any Subsidiary.

SEC. 9.2  OTHER COMPENSATION PLANS

     The adoption of the Plan shall not affect any other stock option or incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company or any Subsidiary.

SEC. 9.3  PLAN BINDING ON SUCCESSORS

     The Plan shall be binding upon the successors and assigns of the Company.

SEC. 9.4  SINGULAR, PLURAL; GENDER

     Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

SEC. 9.5  HEADINGS, ETC., NO PART OF PLAN

     Headings of Articles and Sections hereof are inserted for convenience and reference; they constitute no part of the Plan.

                                                                      APPENDIX E

                                  BLOUNT, INC.

               1995 BLOUNT LONG TERM EXECUTIVE STOCK OPTION PLAN

                                   ARTICLE I

                                  DEFINITIONS

SEC. 1.1  DEFINITIONS

     As used herein, the following terms shall have the meanings hereinafter set forth unless the context clearly indicates to the contrary:

          (a) "Company" shall mean Blount, Inc., a Delaware corporation.

          (b) "Board" shall mean the Board of Directors of the Company.

          (c) "Code" shall mean the Internal Revenue Code of 1986, as amended.

          (d) "Covered Employee" shall mean any individual who, as of the last day of the Company's taxable year, is either the Chief Executive Officer of the Company or is acting in such capacity, or is among the four highest compensated officers of the Company other than the Chief Executive Officer.

          (e) "Committee" shall mean the Compensation and Management Development Committee of the Board consisting of two (2) or more persons.

          (f) "Stock," with respect to each share to which that term refers, shall mean one (1) share of Class A Common Stock of the Company, par value $1.00 per share.

          (g) "Fair Market Value" shall mean the average of the highest price and the lowest price per share at which the Stock is sold in the regular way on the American Stock Exchange on the day an Option is granted hereunder or, in the absence of any reported sales on such day, the first preceding day on which there were such sales.

          (h) "Fundamental Change" shall mean any of the following events:

             (i) the sale by the Company of substantially all of its assets to a single purchaser or a group of associated or affiliated purchasers;

             (ii) the sale, exchange, or other disposition, in one transaction to an entity or entities not affiliated with the Company, of more than fifty percent (50%) of the outstanding common stock of the Company other than a sale, exchange, or disposition of the common stock of the Company resulting from a public or private offering of common stock or other security convertible into common stock of the Company which offering is sponsored or initiated by the Company and approved by the Board;

             (iii) the merger or consolidation of the Company in a transaction in which the stockholders of the Company receive less than fifty percent (50%) of the outstanding voting stock of the new or continuing entity; or

             (iv) a change in control of the Board as constituted on the date this is adopted by the Board.

          (i) "Option" shall mean an option to purchase Stock granted pursuant to the provisions of Article VI hereof.

          (j) "Optionee" shall mean an employee to whom an Option has been granted hereunder.

          (k) "Plan" shall mean the 1995 Blount Long Term Executive Stock Option Plan, the terms of which are set forth herein.

          (l) "Stock Option Agreement" shall mean the agreement between the Company and the Optionee under which the Optionee may purchase Stock hereunder.

          (m) "Subsidiary" shall mean any corporation, the majority of the outstanding capital stock of which is owned, directly or indirectly, by the Company.

                                   ARTICLE II

                                    THE PLAN

SEC. 2.1  NAME

     This plan shall be known as the "1995 Blount Long Term Executive Stock Option Plan".

SEC. 2.2  PURPOSE

     The purpose of the Plan is to advance the interests of the Company and its stockholders by affording to key management employees of the Company and its subsidiaries an opportunity to acquire or increase their proprietary interest in the Company and to allow such employees to benefit directly from improved performance of the Company by the grant to such employees of Options under the terms set forth herein. By thus encouraging such employees to become owners of the Company stock and allowing them to benefit directly from improved performance of the Company, the Company seeks to motivate, retain and attract those highly competent individuals upon whose judgment, initiative, leadership and continued efforts the success of the Company in large measure depends. The Options granted under this Plan are not intended to qualify as incentive stock options under Section 422 of the Code.

SEC. 2.3  EFFECTIVE DATE

     The Plan shall be deemed adopted and shall become effective upon its approval by the Board subject to its subsequent approval within 12 months of adoption by the Board by the stockholders of the Company at an annual or special meeting of the stockholders of the Company. No option granted hereunder may become exercisable unless and until such approval is obtained. Any subsequent amendments to the Plan requiring the consent of the stockholders of the Company shall become effective upon approval of such amendments by the Board and by the affirmative vote of the majority of the outstanding shares of Stock of the Company at any annual or special meeting of the stockholders of the Company and, if necessary, upon the filing of appropriate certificates of amendment to the Certificate of Incorporation of the Company with the appropriate authorities in the State of Delaware.

                                  ARTICLE III

                                  PARTICIPANTS

SEC. 3.1  ELIGIBILITY

     Any officer or other key management employee of the Company or its subsidiaries shall be eligible to participate in the Plan; provided, however, that no member of the Committee shall be eligible to receive equity securities or options of the Company under the Plan or equity securities or options of the Company under any other plan of the Company while serving on the Committee or for a period of one year prior to serving on the Committee, except to the extent permitted and still retain qualification of the Plan for exemption from the provisions of Section 16(b) of the Securities Exchange Act of 1934 under Rule 16(b) (3) under the Securities Exchange Act of 1934. The Committee may grant Options to any eligible employee in accordance with such determinations as the Committee from time to time in its sole discretion shall make.

                                   ARTICLE IV

                                 ADMINISTRATION

SEC 4.1  DUTIES AND POWERS OF COMMITTEE

     The Plan shall be administered by the Committee. Subject to the express provisions of the Plan, the Committee shall have sole discretion and authority to determine from among eligible employees those to whom and the time or times at which Options may be granted, the number of shares of Stock to be subject to each Option, and the period for the exercise of such Option which need not be the same for each grant hereunder. Subject to the express provisions of the Plan, the Committee shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the details and provisions of each Stock Option Agreement, and to make all other determinations necessary or advisable in the administration of the Plan.

SEC. 4.2  MAJORITY RULE

     A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority present at a meeting at which a quorum is present or any action taken without a meeting evidenced by a writing executed by a majority of the whole Committee shall constitute the action of the Committee.

SEC. 4.3  COMPANY ASSISTANCE

     The Company shall supply full and timely information to the Committee on all matters relating to eligible employees, their employment, death, or other termination of employment, and such other pertinent facts as the Committee may require. The Company shall furnish the Committee with such clerical and other assistance as is necessary in the performance of its duties.

                                   ARTICLE V

                        SHARES OF STOCK SUBJECT TO PLAN

SEC. 5.1  LIMITATIONS

     Subject to adjustment pursuant to the provisions of Section 5.3 hereof, the number of shares of Stock which may be issued and sold hereunder shall not exceed 700,000 shares of Stock. Such shares may be either authorized and unissued shares or shares issued and thereafter acquired by the Company. The maximum number of shares with respect to which Options may be granted to any individual who has been a Covered Employee at any time during the term of the Plan is 700,000 in any calendar year.

SEC. 5.2  OPTIONS GRANTED UNDER PLAN

     Shares of Stock with respect to which an Option granted hereunder shall have been exercised shall not again be available for grant hereunder. If Options granted hereunder shall expire, terminate or be canceled for any reason without being wholly exercised, new Options may be granted hereunder covering the number of shares to which such Option expiration, termination or cancellation relates.

SEC 5.3  ANTIDILUTION AND FUNDAMENTAL CHANGE

     In the event that the outstanding shares of Stock hereafter are changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation by reason of merger, consolidation, other reorganization, recapitalization, reclassification, combination of shares, stock split-up or stock dividend:

          (a) the aggregate number and kind of shares subject to Options which may be granted hereunder shall be adjusted appropriately;

          (b) rights under outstanding Options granted hereunder, both as to the number of subject shares and the Option price, shall be adjusted appropriately;

          (c) where dissolution or liquidation of the Company is involved, each outstanding Option granted hereunder shall terminate, but the Optionee shall have the right, subject to the other provisions of the Plan, for thirty (30) days prior to such dissolution or liquidation, to exercise his Option in full, without regard to any installment exercise provisions, to the extent that it shall not have been exercised;

     The foregoing adjustments and the manner of application of the foregoing provisions shall be determined solely by the Committee, and any such adjustment shall provide for the elimination of fractional share interests.

     In the event of a Fundamental Change, every Option outstanding shall terminate, provided that for a period of thirty (30) days prior to the effective date of such Fundamental Change and subject to the other provisions of the Plan, except for Section 6.4(a) which shall not apply, Optionee shall have the right to exercise his Option in full, without regard to any installment exercise provisions, to the extent that it shall not have been exercised.

                                   ARTICLE VI

                                    OPTIONS

SEC 6.1  OPTION GRANT AND AGREEMENT

     Each Option granted hereunder shall be evidenced by minutes of a meeting or the written consent of the Committee and by a Stock Option Agreement dated as of the date of grant and executed by the Company and the Optionee, which Agreement shall set forth such terms and conditions as may be determined by the Committee consistent with the Plan. Such Agreement shall bind the Optionee to provide written notice to the Company in the event that the Optionee shall make an election under Section 83(b) of the Code with respect to any Stock purchased through exercise of an Option under this Plan; such written notice shall be presented to the Company no later than ten (10) days following the filing of such election.

SEC. 6.2 OPTION PRICE

     The per share price of the Stock subject to each Option shall be determined by the Committee, but said per share price shall not be less than the Fair Market Value of the Stock on the date the Option is granted.

SEC. 6.3  OPTION PERIOD

     Each Option granted hereunder must be granted within ten years from the effective date of the Plan. The period for the exercise of each Option shall be determined by the Committee, but in no instance shall such period exceed ten years from the date of grant of the Option.

SEC. 6.4  OPTION EXERCISE

     (a) No Option granted hereunder shall be exercisable unless and until the Optionee shall have been or remained in the employ of the Company or its subsidiaries for one year from and after the date such Option was granted, except as otherwise provided in Section 6.6 hereof.

     (b) Options may be exercised with respect to whole shares only, for such shares of Stock and within the period permitted by the exercise thereof as determined by the Committee, and shall be exercised by written notice of intent to exercise the Option with respect to a specified number of shares delivered to the Company at its principal office in the State of Alabama, and payment in full in cash to the Company at said office of the amount of the Option price for the number of shares of Stock with respect to which the Option is then being exercised. If and to the extent that the Company is required to withhold on account of any present or future tax imposed by any taxing authority with respect to such exercise, the notice of exercise shall be accompanied by a check to the order of the Company in payment of the amount of such withholding, as determined by the Company in its sole discretion.

     (c) No Option granted hereunder shall be exercisable unless at all times during the period beginning on the date of the granting of such Option and ending on the day which is three months before the date of exercise (or ending on the day which is twelve months before the date of exercise in case of the death of the Optionee) the Optionee was an employee of either the Company or a parent or Subsidiary of the Company, or a corporation (or parent or subsidiary of such corporation) issuing or assuming such Option.

SEC. 6.5  NONTRANSFERABILITY OF OPTION

     No Option shall be transferred by an Optionee otherwise than by will or the laws of descent and distribution. During the lifetime of an Optionee the Option shall be exercisable only by the Optionee.

SEC. 6.6  EFFECT OF DEATH OR OTHER TERMINATION OF EMPLOYMENT

     (a) If, prior to a date one year from the date an Option shall have been granted, the Optionee's employment with the Company or its subsidiaries shall be terminated by the Company or Subsidiary with or without cause, or by the act of the Optionee including death, the Optionee's right to exercise such Option shall terminate and all rights thereunder shall cease.

     (b) If on or subsequent to a date one year from the date an Option shall have been granted, the Optionee's employment with the Company or its subsidiaries shall be terminated by the Company or subsidiaries with or without cause, or by the act of the Optionee including death, the Optionee's right to exercise such Option shall extend only to the number of shares under the Option which such Optionee has on such date a fully vested right to exercise the Option with respect thereto. The Option with respect to all remaining shares shall terminate, and except as set forth in this Plan all rights under the Option shall cease.

     (c) In the event of the death of an Optionee, the executor or administrator of the estate of the Optionee or the person or persons to whom an Option granted hereunder shall have been validly transferred by the executor or the administrator pursuant to will or the laws of descent and distribution shall have the right to exercise the Optionee's Option for one year following the date of death (but not to exceed the original expiration date of the Option).

     (d) No transfer of an Option by the Optionee by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and an authenticated copy of the will and/or such other evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of such Option.

SEC. 6.7  RIGHTS AS STOCKHOLDER

     An Optionee or a transferee of an Option shall have no rights as a stockholder with respect to any shares subject to such Option prior to the purchase of such shares by exercise of such Option as provided herein.

                                  ARTICLE VII

                               STOCK CERTIFICATES

SEC. 7.1  STOCK CERTIFICATES

     The Company shall not be required to issue or deliver any certificate for shares of Stock purchased upon the exercise of any Option granted hereunder or any portion thereof, prior to fulfillment of all of the following conditions:

          (a) the admission of such shares to listing on all stock exchanges on which the Stock is then listed;

          (b) the completion of any registration or other qualification of such shares under any federal or state law or under the rulings or regulations of the U.S. Securities and Exchange Commission or any other governmental regulatory body, which the Committee shall in its sole discretion deem necessary or advisable;

          (c) the obtaining of any approval or other clearance from any federal or state governmental agency which the Committee shall in its sole discretion determine to be necessary or advisable; and

          (d) the lapse of such reasonable period of time following the exercise of the Option as the Committee from time to time may establish for reasons of administrative convenience.

                                  ARTICLE VIII

              TERMINATION, AMENDMENT AND MODIFICATION OF THE PLAN

SEC. 8.1  TERMINATION, AMENDMENT AND MODIFICATION OF THE PLAN

     The Board may at any time terminate, and may at any time and from time to time and in any respect amend or modify, the Plan; provided, however, that no such action of the Board without approval of the stockholders of the Company may:

          (a) increase the total number of shares of Stock subject to the Plan except as contemplated in Section 5.3 hereof;

          (b) change the manner of determining the Option price;

          (c) withdraw the administration of the Plan from the Committee; or

          (d) permit any person while a member of the Committee to be eligible to receive an Option under the Plan; and

provided further, that no termination, amendment or modification of the Plan shall in any manner affect any Stock Option Agreement theretofore granted pursuant to the Plan without the consent of the Optionee or transferee of the Option and provided further that any amendment which if not approved by Stockholders of the Company would adversely affect the qualification of the Plan for exemption from the provisions of Section 16(b) of Securities Exchange Act of 1934 under Rule 16(b) (3) under the Securities Exchange Action of 1934 will require approval of the Stockholders of the Company.

                                   ARTICLE IX

                                 MISCELLANEOUS

SEC. 9.1  EMPLOYMENT

     Nothing in the Plan or in any Option granted hereunder or in any Stock Option Agreement relating thereto shall confer upon any employee the right to continue in the employ of the Company or any Subsidiary.

SEC. 9.2  OTHER COMPENSATION PLANS

     The adoption of the Plan shall not affect any other stock option or incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company or any Subsidiary.

SEC. 9.3  PLAN BINDING ON SUCCESSORS

     The Plan shall be binding upon the successors and assigns of the Company.

SEC. 9.4  SINGULAR, PLURAL; GENDER

     Whenever used herein, nouns in the singular shall include the plural, and the masculine pronoun shall include the feminine gender.

SEC. 9.5  HEADINGS, ETC., NO PART OF PLAN

     Headings of Articles and Sections hereof are inserted for convenience and reference; they constitute no part of the Plan.

                            [FORM OF CLASS A PROXY]


                                  BLOUNT, INC.

              PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


         The undersigned holder of shares of Class A Common Stock, par value $1.00 per share (the "Company Class A Common Stock"), of Blount, Inc., a Delaware corporation (the "Company"), hereby appoints Richard H. Irving, III and L. Daniel Morris, Jr. or either of them, as attorneys and proxies for the undersigned, each with full power of substitution, to attend, vote and act for and in the name of the undersigned and to vote, as designated below, all of the shares of Company Class A Common Stock of the Company that the undersigned is entitled to vote at the special meeting of stockholders of the Company to be held on Friday, November 3, 1995, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, and at any adjournments thereof.

         1. To consider and vote upon adoption of a Plan and Agreement of Merger, dated August 17, 1995 (the "Merger Agreement"), among Blount International, Inc. (formerly HBC, Incorporated) ("Parent") and HBC Transaction Subsidiary, Inc., a wholly-owned subsidiary of Parent ("the Subsidiary"), and the Company pursuant to which the Subsidiary will be merged with and into the Company and each share of the Class A Common Stock of the Company (other than shares held by Parent) outstanding immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement) will be converted into 1.5 shares of the Class A Common Stock of Parent, each share of Class B Common Stock of the Company (other than shares held by Parent) outstanding immediately prior to the Effective Time of the Merger will be converted into 1.5 shares of the Class B Common Stock of Parent, the Company will become a wholly-owned subsidiary of Parent, and Parent will assume certain of the compensation plans of the Company, all as more fully described in the Proxy Statement/Prospectus of the Company, dated October 4, 1995:

                    For [ ]             Against [ ]           Abstain [ ]

         2. To consider and act upon such other matters as may properly come before the Special Meeting or any adjournment thereof.

                 THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEM 1.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to such Company Class A Common Stock, and hereby ratifies and confirms all action that said attorneys and proxies, their substitutes, or any of them, may lawfully take by virtue thereof.


                                                   Dated:                                                          , 1995
                                                          ---------------------------------------------------------



                                                   ----------------------------------------------------------------------



                                                   ----------------------------------------------------------------------
                                                   Signature of Stockholder



                                                   ----------------------------------------------------------------------
                                                   Signature if held jointly

                                                   This proxy should be signed exactly as your name appears thereon.
                                                   Joint owners should both sign.  If signed by an attorney, executor, guardian or in some other capacity or as officer of a corporation, please add title as such.


                   PLEASE COMPLETE, DATE AND SIGN THIS PROXY
                    AND RETURN IT IN THE ENCLOSED ENVELOPE.
              NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES.

                            [FORM OF CLASS B PROXY]


                                  BLOUNT, INC.

              PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


         The undersigned holder of shares of Class B Common Stock, par value $1.00 per share (the "Company Class B Common Stock"), of Blount, Inc., a Delaware corporation (the "Company"), hereby appoints Richard H. Irving, III and L. Daniel Morris, Jr. or either of them, as attorneys and proxies for the undersigned, each with full power of substitution, to attend, vote and act for and in the name of the undersigned and to vote, as designated below, all of the shares of Company Class B Common Stock of the Company that the undersigned is entitled to vote at the special meeting of stockholders of the Company to be held on Friday, November 3, 1995, at the Company's principal executive offices, 4520 Executive Park Drive, Montgomery, Alabama 36116, and at any adjournments thereof.

         1. To consider and vote upon adoption of a Plan and Agreement of Merger, dated August 17, 1995 (the "Merger Agreement"), among Blount International, Inc. (formerly HBC, Incorporated) ("Parent") and HBC Transaction Subsidiary, Inc., a wholly-owned subsidiary of Parent ("the Subsidiary"), and the Company pursuant to which the Subsidiary will be merged with and into the Company and each share of the Class A Common Stock of the Company (other than shares held by Parent) outstanding immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement) will be converted into 1.5 shares of the Class A Common Stock of Parent, each share of Class B Common Stock of the Company (other than shares held by Parent) outstanding immediately prior to the Effective Time of the Merger will be converted into 1.5 shares of the Class B Common Stock of Parent, the Company will become a wholly-owned subsidiary of Parent, and Parent will assume certain of the compensation plans of the Company, all as more fully described in the Proxy Statement/Prospectus of the Company, dated October 4, 1995:

                    For [ ]             Against [ ]           Abstain [ ]

         2. To consider and act upon such other matters as may properly come before the Special Meeting or any adjournment thereof.

                 THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEM 1.

         The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to such Company Class B Common Stock, and hereby ratifies and confirms all action that said attorneys and proxies, their substitutes, or any of them, may lawfully take by virtue thereof.


                                                   Dated:                                                          , 1995
                                                          ---------------------------------------------------------



                                                   ----------------------------------------------------------------------



                                                   ----------------------------------------------------------------------
                                                   Signature of Stockholder



                                                   ----------------------------------------------------------------------
                                                   Signature if held jointly

                                                   This proxy should be signed exactly as your name appears thereon.
                                                   Joint owners should both sign.  If signed by an attorney, executor, guardian or in some other capacity or as officer of a corporation, please add title as such.


                   PLEASE COMPLETE, DATE AND SIGN THIS PROXY
                    AND RETURN IT IN THE ENCLOSED ENVELOPE.
              NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"), the Restated Articles of Incorporation of the Registrant provide that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or
(iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the Restated Articles of Incorporation of the Registrant require that the liability of a director of the Registrant must be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Further, any repeal or modification of this provision of the Restated Articles of Incorporation of the Registrant by the stockholders of the Registrant shall not adversely affect any right or protection of a director of the Registrant existing at the time of such repeal or modification.

         In accordance with Section 145 of the DGCL, the By-Laws of the Registrant provide that the Registrant shall indemnify, and in connection with such indemnification may advance expenses to, any person who is or was a director, officer, employee or agent of the Registrant, and any person who is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law, including without limitation the DGCL. If the amount, extent, or quality of indemnification permitted by law should be in any way restricted after the adoption of the By-Laws of the Registrant, then the By-Laws require that the Registrant indemnify such persons to the fullest extent permitted by law as or in effect at the time of the occurrence of the omission or the act giving rise to the claimed liability with respect to which indemnification is sought. The indemnification and advancement of expenses pursuant to the By-Laws shall be in addition to, and not exclusive of, any other right that the person seeking indemnification may have under such By-Laws, the Restated Certificate of Incorporation of the Registrant, any separate contract or agreement or applicable law.

         Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators.

         Pursuant to the Plan and Agreement of Merger, dated August 17, 1995 (the "Merger Agreement"), among the Registrant, a corporation controlled by Winton M. Blount and his children (such persons, together with the spouse of Winton M. Blount, being referred to together herein as the "Blount Family"), HBC Transaction Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Subsidiary"), and Blount, Inc., a Delaware corporation (the "Surviving Corporation"), the Registrant is required to, and is required to cause the Surviving Corporation to, jointly and severally indemnify, defend and hold harmless the present and former officers and directors of the Registrant, including members of the Blount Family (collectively, the "Indemnified Parties") against all losses, expenses (including attorneys' fees), claims, damages, costs, liabilities or judgments or amounts that are paid in settlement with the approval of the Registrant (which approval shall not be unreasonably withheld) arising out of actions or omissions occurring at or prior to the Effective Time of Merger (as defined in the Merger Agreement) or required under the DGCL (and shall also pay expenses in advance of the final disposition of any claim to each Indemnified Party) to the fullest extent permitted, under the terms and conditions provided by, the DGCL. Parent is also required to use its best efforts to arrange to have the Indemnified Parties named as insureds under, or otherwise covered by, the officers and directors liability insurance policy of the Surviving Corporation which will be continued by the Registrant following the Effective Time of the Merger (as long as any such policy shall be in force), provided that such action shall not involve unreasonable cost to the Registrant.

         In addition, the By-Laws of the Registrant permit the Registrant to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or any person who is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprises, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under applicable law. Policies of insurance are maintained by the Registrant under which the directors and officers of the Registrant are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are a parties by reason of being or having been such directors or officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A)      EXHIBITS

         The following exhibits are filed as part of this Registration
Statement:

  2 Plan and Agreement of Merger among Blount International, Inc., HBC Transaction Subsidiary, Inc. and Blount, Inc., dated August 17, 1995 (included as Appendix A to the Proxy Statement/Prospectus filed as part of this Registration Statement).
  3(a) Restated Certificate of Incorporation of Blount International, Inc. (included as Exhibit I to Appendix A to the Proxy
          Statement/Prospectus filed as part of this Registration Statement).
  3(b) By-Laws of Blount International, Inc. (included as Exhibit II to Appendix A to the Proxy Statement/Prospectus filed as part of this Registration Statement).
  4(a) Restated Certificate of Incorporation of Blount International, Inc. (included as Exhibit I to Appendix A to the Proxy
          Statement/Prospectus filed as part of this Registration Statement).
  4(b) By-Laws of Blount International, Inc. (included as Exhibit II to Appendix A to the Proxy Statement/Prospectus filed as part of this Registration Statement).
  4(c) Form of Registration Rights and Stock Transfer Restriction Agreement (included as Exhibit IV to Appendix A to the Proxy Statement/Prospectus filed as part of this Registration Statement).
* 4(d)    Registration Statement on Form S-2 (Reg. No. 33-62728) of Blount,
          Inc. with respect to the 9% subordinated notes due June 2003 of Blount, Inc., including amendments and exhibits, which became effective on June 30, 1993 (Commission File No. 1-7002).
  5 Opinion of Bradley, Arant, Rose & White as to the legality of the securities being registered.
  8(a)    Opinion of Bradley, Arant, Rose & White regarding certain tax matters.
  8(b)    Opinion of Sutherland, Asbill & Brennan regarding certain tax matters.
 10(a) Form of Indemnification Agreement between Blount International, Inc. and The Blount Holding Company, L.P. (included as Exhibit III to Appendix A to the Proxy Statement/Prospectus filed as part of this Registration Statement).
 10(b) Insurance Agreement dated August 1, 1980, between Blount, Inc. and Winton M. Blount.
*10(c) Supplemental Retirement and Disability Plan of Blount, Inc. which was filed as Exhibit 10(e) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 29, 1992 (Commission File No. 1-7002).
*10(d) Written description of the Management Incentive Plan of Blount, Inc. which was included within the Proxy Statement of Blount, Inc. for the Annual Meeting of Stockholders held June 27, 1994 (Commission File
          No. 1-7002).
*10(e) Supplemental Retirement Savings Plan of Blount, Inc. which was filed as Exhibit 10(i) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 29, 1992 (Commission File No. 1-7002).

* 10(f) Insurance Agreement between Blount, Inc. and D. Joseph McInnes which was filed as Exhibit 10(y) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1991 (Commission File No. 1-7002).
* 10(g) Supplemental Executive Retirement Plan between Blount, Inc. and Winton M. Blount which was filed as Exhibit 10(z) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1991 (Commission File No. 1-7002).
  10(h) 1992 Blount Incentive Stock Option Plan of Blount, Inc. (included as Appendix C to the Proxy Statement/Prospectus filed as part of this Registration Statement).
* 10(i)   Supplemental Executive Retirement Plan between Blount, Inc. and John
          M. Panettiere which was filed as Exhibit 10(t) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1993 (Commission File No. 1-7002).
  10(j) 1994 Blount Executive Stock Option Plan of Blount, Inc. (included as Appendix D to the Proxy Statement/Prospectus filed as part of this Registration Statement).
* 10(k) Executive Management Target Incentive Plan of Blount, Inc. which was filed as Exhibit B to the Proxy Statement of Blount, Inc. for the Annual Meeting of Stockholders held June 27, 1994 (Commission File No. 1-7002).
  10(l) 1995 Blount Long-Term Executive Stock Option Plan of Blount, Inc. (included as Appendix E to the Proxy Statement/Prospectus filed as part of this Registration Statement).
* 10(m) Employment Agreement between Blount, Inc. and John M. Panettiere which was filed as Exhibit 10(p) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
* 10(n) Employment Agreement between Blount, Inc. and Harold E. Layman which was filed as Exhibit 10(q) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
* 10(o) Employment Agreement between Blount, Inc. and D. Joseph McInnes which was filed as Exhibit 10(r) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
* 10(p) Employment Agreement between Blount, Inc. and James S. Osterman which was filed as Exhibit 10(s) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
* 10(q) Employment Agreement between Blount, Inc. and Donald B. Zorn which was filed as Exhibit 10(t) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
* 10(r) Supplemental Executive Retirement Plan between Blount, Inc. and Donald B. Zorn which was filed as Exhibit 10(v) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
* 10(s) $100 Million Revolving Credit Agreement of Blount, Inc. which was filed as Exhibit 10(w) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
  10(t)   Letter Agreement between Blount, Inc. and Richard H. Irving III.
  11      Statement Regarding Computation of Per Share Earnings.
  21      Significant Subsidiaries of Blount International, Inc.
  23(a)   Consent of Coopers & Lybrand L.L.P.
  23(b)   Consent of Coopers & Lybrand L.L.P.
  23(c) Consents of Bradley, Arant, Rose & White (contained in exhibits 5(a) and 8(a)).
  23(d)   Consent of Sutherland, Asbill & Brennan (contained in exhibit 8(b)).
  23(e) Consent of J.P. Morgan Securities Inc. (contained in Appendix B to the Proxy Statement/Prospectus filed as part of this Registration Statement).
  27      Financial Data Schedule.

----------------------------------
*   Incorporated by reference.

(B)       FINANCIAL STATEMENT SCHEDULE

              Schedule
               Number               Description
               ------               -----------
                 II                 Consolidated Schedule of Valuation and Qualifying Accounts

 ITEM 22.  UNDERTAKINGS.

         (a)     The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1993;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                          (iii) To include any material information with respect to the plan or distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)     (1)      The undersigned registrant hereby undertakes as
                          follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                 (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, State of Alabama, on October 2, 1995.


                                                BLOUNT INTERNATIONAL, INC.


                                        By:        /s/ WINTON M. BLOUNT
                                           -------------------------------------
                                                     Winton M. Blount,
                                            Chairman of the Board and President



         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following person in the capacities and on the dates indicated.



             Signature                                            Title                            Date
             ---------                                            -----                            ----
       /s/ WINTON M. BLOUNT                         Chairman of the Board and               October 2, 1995
-----------------------------------                 President (Principal Executive
         Winton M. Blount                           and Financial Officer)

      /s/ TERESA P. RACHAL                          Vice President (Principal               October 2, 1995
-----------------------------------                 Accounting Officer)
        Teresa P. Rachal


                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders,
Blount International, Inc.:



In connection with our audits of the consolidated financial statements of Blount International, Inc. and Subsidiaries (formerly HBC, Incorporated) as of the last day of February 1995 and 1994, and for each of the three years in the period ended February 28, 1995, which financial statements are included in this registration statement on Form S-4, we have also audited the financial statement schedule in Item 21(b) herein.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.





COOPERS & LYBRAND L.L.P.



Atlanta, Georgia
June 30, 1995

SCHEDULE II


BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

For the years ended the last day of February 1993, 1994 and 1995


                                                      Additions
                                            ---------------------------
                           Balance at       Charged to       Charged to                         Balance
                            Beginning        Cost and           Other                            at End
   Description              of Period        Expenses         Accounts         Deductions      of Period
   -----------              ---------        --------         --------         ----------      ---------
1993
----

Allowance for doubtful
accounts receivable          $  2,478         $    992                         $     907 (1)    $  2,563
                             ========         ========                         =========        ========

1994
----

Allowance for doubtful
accounts receivable          $  2,563         $    967                         $   1,292 (1)    $  2,238
                             ========         ========                         =========        ========

1995
----

Allowance for doubtful
accounts receivable          $  2,238         $    801        $      97        $     525 (1)    $  2,611
                             ========         ========        =========        =========        ========

(1) Principally amounts written-off less recoveries of amounts previously written-off.

                              INDEX TO EXHIBITS


                                                                                   PAGE IN
                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
  NO.                                DESCRIPTION                                    FILING
-------                              -----------                                   --------
 2        Plan and Agreement of Merger among Blount International, Inc., HBC
          Transaction Subsidiary, Inc. and Blount, Inc., dated August 17, 1995
          (included as Appendix A to the Proxy Statement/Prospectus filed as part of this Registration Statement).
 3(a)     Restated Certificate of Incorporation of Blount International, Inc.
          (included as Exhibit I to Appendix A to the Proxy
          Statement/Prospectus filed as part of this Registration Statement).
 3(b)     By-Laws of Blount International, Inc. (included as Exhibit II to
          Appendix A to the Proxy Statement/Prospectus filed as part of this
          Registration Statement).
 4(a)     Restated Certificate of Incorporation of Blount International, Inc.
          (included as Exhibit I to Appendix A to the Proxy
          Statement/Prospectus filed as part of this Registration Statement).
 4(b)     By-Laws of Blount International, Inc. (included as Exhibit II to
          Appendix A to the Proxy Statement/Prospectus filed as part of this
          Registration Statement).
 4(c)     Form of Registration Rights and Stock Transfer Restriction Agreement
          (included as Exhibit IV to Appendix A to the Proxy
          Statement/Prospectus filed as part of this Registration Statement).
*4(d)     Registration Statement on Form S-2 (Reg. No. 33-62728) of Blount,
          Inc. with respect to the 9% subordinated notes due June 2003 of
          Blount, Inc., including amendments and exhibits, which became effective on June 30, 1993 (Commission File No. 1-7002).
 5        Opinion of Bradley, Arant, Rose & White as to the legality of the securities being registered.
 8(a)     Opinion of Bradley, Arant, Rose & White regarding certain tax matters.
 8(b)     Opinion of Sutherland, Asbill & Brennan regarding certain tax matters.
 10(a)    Form of Indemnification Agreement between Blount International, Inc. and
          The Blount Holding Company, L.P. (included as Exhibit III to Appendix A to the Proxy Statement/Prospectus filed as part of this Registration
          Statement).
 10(b)    Insurance Agreement dated August 1, 1980, between Blount, Inc. and
          Winton M. Blount.
*10(c)    Supplemental Retirement and Disability Plan of Blount, Inc. which was filed as Exhibit 10(e) to the Annual Report of Blount, Inc. on Form
          10-K for the fiscal year ended February 29, 1992 (Commission File No.
          1-7002).
*10(d)    Written description of the Management Incentive Plan of Blount, Inc.
          which was included within the Proxy Statement of Blount, Inc. for the
          Annual Meeting of Stockholders held June 27, 1994 (Commission File
          No. 1-7002).
*10(e)    Supplemental Retirement Savings Plan of Blount, Inc. which was filed as Exhibit 10(i) to the Annual Report of Blount, Inc. on Form 10-K
          for the fiscal year ended February 29, 1992 (Commission File No.
          1-7002).
*10(f)    Insurance Agreement between Blount, Inc. and D. Joseph McInnes which was filed as Exhibit 10(y) to the Annual Report of Blount, Inc. on
          Form 10-K for the fiscal year ended February 28, 1991 (Commission
          File No. 1-7002).
*10(g)    Supplemental Executive Retirement Plan between Blount, Inc. and
          Winton M. Blount which was filed as Exhibit 10(z) to the Annual
          Report of Blount, Inc. on Form 10-K for the fiscal year ended
          February 28, 1991 (Commission File No. 1-7002).
 10(h)    1992 Blount Incentive Stock Option Plan of Blount, Inc. (included as
          Appendix C to the Proxy Statement/Prospectus filed as part of this
          Registration Statement).
*10(i)    Supplemental Executive Retirement Plan between Blount, Inc. and John
          M. Panettiere which was filed as Exhibit 10(t) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28,
          1993 (Commission File No. 1-7002).
 10(j)    1994 Blount Executive Stock Option Plan of Blount, Inc. (included as
          Appendix D to the Proxy Statement/Prospectus filed as part of this
          Registration Statement).
*10(k)    Executive Management Target Incentive Plan of Blount, Inc. which was filed as Exhibit B to the Proxy Statement of Blount, Inc. for the
          Annual Meeting of Stockholders held June 27, 1994 (Commission File
          No. 1-7002).

 10(l) 1995 Blount Long-Term Executive Stock Option Plan of Blount, Inc. (included as Appendix E to the Proxy Statement/Prospectus filed as part of this Registration Statement).
*10(m) Employment Agreement between Blount, Inc. and John M. Panettiere which was filed as Exhibit 10(p) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
*10(n) Employment Agreement between Blount, Inc. and Harold E. Layman which was filed as Exhibit 10(q) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
*10(o) Employment Agreement between Blount, Inc. and D. Joseph McInnes which was filed as Exhibit 10(r) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
*10(p) Employment Agreement between Blount, Inc. and James S. Osterman which was filed as Exhibit 10(s) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
*10(q) Employment Agreement between Blount, Inc. and Donald B. Zorn which was filed as Exhibit 10(t) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
*10(r) Supplemental Executive Retirement Plan between Blount, Inc. and Donald B. Zorn which was filed as Exhibit 10(v) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
*10(s) $100 Million Revolving Credit Agreement of Blount, Inc. which was filed as Exhibit 10(w) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1995 (Commission File No. 1-7002).
 10(t)    Letter Agreement between Blount, Inc. and Richard H. Irving III.
 11       Statement Regarding Computation of Per Share Earnings.
 21       Significant Subsidiaries of Blount International, Inc.
 23(a)    Consent of Coopers & Lybrand L.L.P.
 23(b)    Consent of Coopers & Lybrand L.L.P.
 23(c) Consents of Bradley, Arant, Rose & White (contained in exhibits 5(a) and 8(a)).
 23(d)    Consent of Sutherland, Asbill & Brennan (contained in exhibit 8(b)).
 23(e) Consent of J.P. Morgan Securities Inc. (contained in Appendix B to the Proxy Statement/Prospectus filed as part of this Registration Statement).
 27       Financial Data Schedule.

---------------------------------
*   Incorporated by reference.